Form 20-F
PROVALIS PLC   /ADR/
filed 2004-01-15
CIK 1051284

________________________________________________________________________________

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                 FORM 20-F

[   ] REGISTRATION  STATEMENT  PURSUANT  TO  SECTION  12(b)  OR  (g)  OF THE
      SECURITIES EXCHANGE ACT OF 1934
           OR
[ X ] ANNUAL  REPORT  PURSUANT  TO  SECTION  13  OR  15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934
      For the fiscal year ended JUNE 30, 2003
           OR
[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934
      For the transition period from ___________________ to ___________________

                      COMMISSION FILE NUMBER  333-8072

                                 PROVALIS PLC

           (Exact name of Registrant as specified in its charter)

                             ENGLAND AND WALES
              (Jurisdiction of incorporation or organisation)

                               NEWTECH SQUARE
                          DEESIDE INDUSTRIAL PARK
                                  DEESIDE
                                 FLINTSHIRE
                                  CH5 2NT
                  (Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class              Name of each exchange on which to be registered
NONE                             NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act.

      AMERICAN DEPOSITORY SHARES (REPRESENTING THIRTY ORDINARY SHARES EACH) ORDINARY SHARES, PAR VALUE OF 1P EACH
                              _______________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                    NONE
                              _______________

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
           330,360,181 ORDINARY SHARES OUTSTANDING AS AT JUNE 30, 2003
                              _______________

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

               Yes ____X__________        No _______________

Indicate by check mark which financial statement item the registrant has elected to follow : -

             Item 17 ____X_________    Item 18 _______________
________________________________________________________________________________

                             BASIS OF PRESENTATION

In this Annual Report, all references to "we", the "Company" or to "Provalis" refer to Provalis plc, a company incorporated in England and Wales, and not to any director, officer or employee. In this Annual Report, all references to the "Group" refer to the Company, its direct and indirect subsidiaries and controlled entities.

The Company is a public limited company registered under the laws of England and Wales. Its Company Number in England and Wales is 3321624. The Company's fiscal year ends on June 30. The Company changed its name from Cortecs plc to Provalis plc on November 19, 1999.

The Company prepares its financial statements in accordance with generally accepted accounting principles in the UK ("UK GAAP"), its jurisdiction of organisation. Except as otherwise indicated, all financial data included in this Annual Report is prepared in accordance with UK GAAP.

UK  GAAP  differs  in  certain  respects  from  generally  accepted  accounting principles in the US ("US GAAP"). See Note 24 of Notes to Consolidated Financial Statements for a discussion of the significant differences between UK GAAP and US GAAP.

                         ENFORCEABILITY OF JUDGEMENTS

The Company is a resident organisation under the laws of England and Wales. All of the Company's directors and key employees are non-residents of the US. Almost all of the assets of the Company and such persons are located outside the US. As a result, it may not be possible for investors to effect service of process within the US upon such persons with respect to matters arising under US federal securities laws or to enforce against them judgements of courts of the US predicated upon the civil liability provisions of such laws.

The US and England currently do not have a treaty providing for the reciprocal recognition and enforcement of judgements (other than arbitration awards) in civil and commercial matters. Consequently, a final judgement for payment rendered by any federal or state court in the US based on civil liability, whether or not predicated solely upon US federal securities laws, would not automatically be enforceable in England. In order to enforce any US judgement in England, proceedings must be initiated by way of common law action before a court of competent jurisdiction in England. In such common law action, an English court generally will not (subject to the following sentence) reinvestigate the merits of the original matter decided by a US court and will order summary judgement on the basis that there is no defence to the claim for payment. The entry of an enforcement order by an English court is conditional upon the following: (a) the US court had jurisdiction over the original proceeding, (b) the judgement is final and conclusive on the merits and is for a definite sum of money, (c) the judgement does not contravene English public policy, (d) the judgement is not for a tax, penalty or fine arrived at by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained and (e) the judgement has not been obtained by fraud or in breach of the principles of natural justice. Subject to the foregoing, an investor may be able to enforce in England judgements in civil and commercial matters obtained from US federal or state courts; however, there can be no assurance that such judgements will be enforceable. In addition, there is doubt as to whether an English court would accept jurisdiction and impose civil liability in an original action predicated solely upon US federal securities laws.

EXCHANGE RATES AND CURRENCY TRANSLATION

The Company publishes its consolidated financial statements in Pounds Sterling ({pound-sterling}). All references herein to (i) "{pound-sterling}" are to Pounds Sterling and (ii) "US$" or "$" are to US dollars. Solely for information purposes, this document contains translations of certain Pounds Sterling amounts into or from US dollars at a specified rate. These conversions should not be construed as representations that the Pounds Sterling amounts actually represent the US dollar amounts or could be converted into or from US dollars at the rates indicated. The translations of financial information for the year ended June 30, 2003 from Pounds Sterling into US dollars have been made at the rate of {pound-sterling}1.00 to US$1.6329, being the noon buying rate in New York City for cable transfers in Pounds Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") at June 30, 2003. The Noon Buying Rate at January 9 2004 was {pound-sterling}1.00 to US$1.8472.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements under the captions "Item 4 - Information on the Company - Business Overview" and "Item 5 - Operating and Financial Review and Prospects" and elsewhere in this Annual Report on Form 20-F constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Group to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: the rate at which operating losses are incurred; the rate of net cash utilisation within the Group and, hence, the Group's possible need for additional capital in the short, medium and/or long term; the success of the Group's distribution and other commercial agreements with third parties; the execution of development, licencing, research, manufacturing and other collaboration agreements with third parties; the success of the Group's continuing research and development, strategies and activities; uncertainties related to future trial results and the associated regulatory process; the viability of the Group's products, which are at various stages of development; the generation of sufficient operating cash flow by the Group's pharmaceutical and medical diagnostics businesses to finance the ongoing development of these businesses as well as the Group's research and development activities; the risks of technological obsolescence and risks associated with the Group's highly competitive industry; the Group's dependence on suppliers of products and key product components; restrictions placed on the Group within the existing pharmaceutical pricing environment; the impact of future competition and other laws, regulations and policies; the need to obtain regulatory approvals for the Group's products and the timing of required regulatory approvals; availability and level of reimbursement for the Group's products from government health administration authorities and other third party payors, under Medicare, Medicaid and other similar regulations; the risk of product liability and policy limits of product liability insurance; potential liability for human clinical trials; the ability of the Group and/or its licensors to obtain patent protection for products in Europe, the US and other countries and to otherwise protect its intellectual property; the share price of publicly quoted companies in the Group's sector, which can be highly volatile; compliance with laws, regulations or policies relating to environmental protection, disposal of hazardous substances and health and safety at work; the Group's dependence on key personnel and the quality, judgement and strategic decisions of management and other personnel; general business and economic conditions; and other factors referenced herein, many of which are beyond the Group's control and may cause the Group's available capital resources to be used more quickly than expected.

For a more detailed discussion of the risks faced by the Group, please see "Item 3 - Key Information - Risk Factors."

                               TABLE OF CONTENTS

                                                                           PAGE
                                    PART I

Item 1 -   Identity of Directors, Senior Management and Advisers             1

Item 2 -   Offer Statistics and Expected Timetable                           1

Item 3 -   Key Information                                                   1

Item 4 -   Information on the Company                                        8

Item 5 -   Operating and Financial Review and Prospects                     24

Item 6 -   Directors, Senior Management and Employees                       35

Item 7 -   Major Shareholders and Related Party Transactions                46

Item 8 -   Financial Information                                            47

Item 9 -   The Offer and Listing                                            47

Item 10-   Additional Information                                           48

Item 11-   Quantitative and Qualitative Disclosures about Market Risk       55

Item 12-   Description of Securities Other Than Equity Securities           56

                                    PART II

Item 13-   Defaults, Dividend Arrearages and Delinquencies                  57

Item 14-   Material Modifications to the Rights of Security Holders and Use of
           Proceeds                                                         57

Item 15-   Controls and Procedures                                          57

Item 16-   Not Applicable                                                   57

                                   PART III

Item 17-   Financial Statements                                             58

Item 18-   Financial Statements                                             58

Item 19-   Exhibits                                                         58

Financial Pages                                                            F-1

Signatures                                                                 S-1

Exhibit Index                                                             Ex-1

PART I


ITEM 1 * IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

SELECTED FINANCIAL DATA

The following table sets forth certain selected historical consolidated financial data for the Group. The selected financial data has been prepared in accordance with both UK GAAP and US GAAP. The other commentary in Item 3 follows UK GAAP. The Company prepares its financial statements in accordance with generally accepted accounting principles in the UK ("UK GAAP"), its jurisdiction of organisation. Item 17 includes financial data including US GAAP. UK GAAP differs in certain respects from US GAAP.

                                                                 FISCAL YEAR ENDED JUNE 30
AS PER UK GAAP               US
                         CONVERSION
                            2003           2003              2002              2001              2000              1999
                          US$'M(1)  {pound-sterling}'M {pound-sterling}'M {pound-sterling}'M {pound-sterling}'M  {pound-sterling}'M

STATEMENT OF OPERATIONS
DATA                         22.9       14.0                 9.4                 7.8                6.8                 9.2
  Turnover (2)
  Research and
  Development Costs          (3.3)      (2.0)               (3.3)               (3.3)              (3.9)              (16.5)
      Operating Loss         (3.4)      (2.1)               (5.4)               (5.2)              (7.7)              (23.3)
  Operating Loss per
     Share             (1.0{cent})     (0.6p)              (2.1p)              (2.3p)             (4.3p)             (14.7p)
  Operating loss from
     Continuing Operations   (2.8)      (1.7)               (4.2)               (3.7)              (7.4)              (20.7)
  Loss from Continuing
     Operations per Share    (0.8p)     (0.5p)              (1.6p)              (1.7p)             (4.1p)             (13.0p)
  Net Interest Income         0.3        0.2                 0.2                 0.5                0.2                 1.0
  Profit/(Loss) on
     Ordinary Activities
     Before Taxation and      2.1        1.3                (5.2)               (4.7)              (7.5)              (22.3)
     Outside
     Equity Interests
  Profit/(Loss) for           2.1        1.3                (4.8)               (4.4)              (7.5)              (22.1)
     Financial Year (2)
  Weighted Average Shares 330,360    330,360             258,294             221,620            181,174             158,664
     (in '000s) (3)
  Profit/ (Loss) per
     Ordinary Share (4) 0.7{cent}        0.4p               (1.9p)             (2.0p)             (4.2p)              (13.9p)
BALANCE SHEET DATA
  Cash and Deposits          10.8        6.6                10.4                 8.7                4.6                 5.8
  Total Assets               43.4       26.6                34.7                21.1               18.6                23.3
  Long Term Debt              2.9        1.8                 6.4                 0.1                0.3                 0.6
  Total Borrowings           10.5        6.4                11.1                 0.4                0.6                 0.8
  Capital Leases              -          -                   -                   -                  -                   0.3
  Total Liabilities          15.5        9.5                18.8                10.5               14.4                16.6
  Net Assets                 27.9       17.1                15.9                10.6                4.2                 6.7
  Equity Shareholders'       27.9       17.1                15.9                10.6                4.2                 6.7
     Funds
AS PER US GAAP
INCOME STATEMENT DATA
  Turnover(2)                22.9       14.0                 9.4                 7.8                6.7                 9.2
  Research and               (3.3)      (2.0)               (3.3)               (3.3)              (3.9)              (16.5)
     Development Costs
  Operating Loss             (3.4)      (2.1)               (5.4)               (5.2)              (6.0)              (21.2)
  Operating Loss from
     Continuing Operations    (2.8)      (1.7)               (4.2)               (3.7)              (5.7)              (20.0)
  Net Interest Income         0.3        0.2                 0.2                 0.5                0.2                 1.0
  Loss for Financial Year    (3.4)      (2.1)               (4.8)               (4.4)              (5.8)              (20.2)
     (2)
  Weighted Average Shares 330,360    330,360             258,294             221,620            181,174             158,664
     (in 000's) (3)
 Loss per Ordinary
     Share(4)          (1.0{cent})     (0.6p)              (1.9p)              (2.0p)             (3.2p)             (12.7p)

BALANCE SHEET DATA           10.8        6.6                10.4                 8.7                4.6                 5.8
  Cash and Deposits
  Total Assets               40.3       24.7                34.7                21.1               18.6                21.5
  Long Term Debt              2.9        1.8                 6.4                 0.1                0.3                 0.6
  Total Borrowings           10.5        6.4                11.1                 0.4                0.6                 0.8
  Capital Leases              -          -                   -                   -                  -                   0.3
  Total Liabilities          18.1       11.1                18.9                10.6               14.5                16.6
  Net Assets                 22.2       13.6                15.8                10.5                4.1                 4.9
  Equity Shareholders'       22.2       13.6                15.8                10.5                4.1                 4.9
  Funds

(1)US dollar amounts in 2003 have been translated from Pounds Sterling into US dollars at the Noon Buying Rate at 30 June 2003 of {pound-sterling}1.00 = US$1.6329, and are provided solely for information purposes. See "Exchange Rates and Currency Translations".
(2)Includes discontinued activities. See "Consolidated Statement of Operations," for additional information regarding discontinued activities.
(3)Weighted average shares has been calculated by adding to the balance of Ordinary Shares outstanding at the start of the fiscal year the number of new Ordinary Shares issued and new Ordinary Shares issued upon exercising of options, applied on a pro rata basis covering the proportion of the year those new Ordinary Shares were outstanding.

(4)Diluted loss per Ordinary Share is equal to basic loss per Ordinary Share because the Company's options have an anti-dilutive effect for the periods presented.

EXCHANGE RATES

The following table sets forth for the years and dates indicated certain information concerning the Noon Buying Rate for Pounds Sterling expressed in US dollars per {pound-sterling}1.00. The Noon Buying Rate at 9 January 2004 was {pound-sterling}1.00 to US$1.8472.

FISCAL YEAR ENDED JUNE 30,                    AVERAGE (1)(2)
1999                                           1.6371
2000                                           1.5900
2001                                           1.4479
      1                                        1.4421
2003                                           1.5915

MONTH                             HIGH(2)      LOW(2)
July 2003                        1.6718        1.5867
August 2003                      1.6170        1.5728
September 2003                   1.6642        1.5732
October 2003                     1.7025        1.6598
November                         1.7219        1.6693
December 2003                    1.7842        1.7200
January 2004 (3)                 1.8472        1.7902


(1)Average of the noon buying rates on the last business day of each month during the period.
(2)Source:  Federal Reserve Statistical Release H.10
(3)Such period commencing on 1 January 2004 and concluding 9 January 2004.


RISK FACTORS

FUNDING AVAILABILITY IS UNCERTAIN.

The Group's ability to deliver the required level of product research and development and general business development needed in order to remain competitive is governed by the availability of funds. The Group's strategy is to generate revenues from its operating divisions to use in funding further product and business development. Following the recognition of an exceptional profit of {pound-sterling}3.4 million from the variation of the distribution agreement with Dr Falk Pharma, the Group declared a pre-tax profit of {pound-sterling}1.3 million in fiscal year 2003. However, the Group has incurred net losses in each other year since it was established. These losses have resulted principally from the costs incurred in the research and development of the Group's products and from general and administrative costs associated with the Group's operations. Despite this pre-tax profit in fiscal year 2003, there is no assurance that the Group will ever achieve significant revenues or profitability. This could impair the Group's ability to sustain operations and to obtain any required additional funds.

WE RELY ON COMMERCIAL AGREEMENTS WITH THIRD PARTIES.

The Medical Diagnostics business currently derives the majority of its revenues from distribution agreements under which we grant to other diagnostic or pharmaceutical companies the rights to sell products developed and/or manufactured by the Medical Diagnostics division. The Pharmaceutical business derives the majority of its revenues from the sale of pharmaceutical products, some of which are owned by it, others being supplied to it under distribution agreements.

The Group cannot guarantee that any such agreements already entered into will be commercially successful. In addition, the Group cannot guarantee that it will be able to establish additional collaborative, supply, distribution or licence agreements or arrangements, that any such arrangement or agreement will be on favourable terms or that any such arrangement or agreement will prove successful.

The commercial success of all these arrangements depends, in part, on the performance of the third parties. The Group cannot guarantee that the third parties will be able to carry out all of their obligations under the relevant arrangements.

OUR PRODUCTS MAY NOT ACHIEVE COMMERCIAL SUCCESS; WE ARE DEPENDENT ON SALES OF DICLOMAX AND GLYCOSAL FOR GROWTH IN THE SHORT TERM.

There can be no assurance that the Group's technologies and product candidates will be capable of being produced in commercial quantities at an acceptable cost, or that, if introduced, they will achieve market acceptance.

The Pharmaceutical business, which accounted for 78% of Group sales in the fiscal year ended 30 June 2003, is dependent on sales of Diclomax{reg-trade-mark}, its key pharmaceutical product. In particular, sales of Diclomax need to be maintained at current levels in order to repay the deferred element of the consideration payable to Parke Davis in connection with the acquisition of this product, the final instalment of which is due to be paid in November 2004. If this requirement is not met, Parke Davis may enforce a debenture over all of the assets of Provalis Healthcare Limited (other than book debts) which lapses on payment of all such deferred consideration. Until we have other significant cash generating products, sales of Diclomax{reg-trade-mark} need to increase to fund growth of the business of the Group.

The Medical Diagnostics business' key product Glycosal remains in the early stages of its sales life-cycle. There can be no guarantee that this product will be commercially successful. This product now benefits from CLIA waiver approval in the US, which has increased its potential market in the US. If CLIA waiver is lost, the future prospects for Glycosal may be adversely affected.

Unexpected adverse effects or problems with products can emerge after launch or after significant periods of sales, which can lead to loss of market share, withdrawal from the market and claims for damages.

PRODUCTS IN RESEARCH AND DEVELOPMENT ARE AT VARIOUS STAGES.

Those of the Group's diagnostic products still in research and development are at various stages in the process. Further investment will be required on an ongoing basis to undertake and progress further research and development, which is dependent on either funds being available to the Group, or to research and development being carried out and funded, in whole or part, by third parties under collaborative or research and development agreements. There can be no guarantee either that such funds will be available or that any third party will be willing to enter into any such agreement.
In addition, laboratory, pre-clinical and clinical testing and regulatory approvals will be required prior to the licencing or sale of any of these product candidates and there remains a risk of adverse or inconclusive results which may substantially delay, or halt entirely, any further development of these products.

All of the Group's therapeutic vaccine products are at an early stage of development. The R&D component of the therapeutic vaccine product business was stopped early in the first half of fiscal year 2003. However, Provalis retained the licencing deal with GlaxoSmithKline on a number of antigens as well as the intellectual property on certain other programmes which will be maintained at minimal cost whilst commercial partners are sought. There is no guarantee that any such commercial partners will be found.

THE GROUP'S PRODUCTS ARE SUBJECT TO REGULATORY REQUIREMENTS.

The pre-clinical and clinical evaluation, manufacture and marketing of the Group's products and product candidates and its ongoing research and development activities are subject to regulation by government and regulatory agencies in countries where the Group or any of its potential licencees or collaborators intend to test or market products. There can be no assurance that any of the Group's products or product candidates will successfully complete the pre-clinical evaluation and clinical trial process or that regulatory approvals to manufacture and market the Group's product candidates will ultimately be obtained.

If regulatory approval is obtained, the product and its manufacturer are subject to continual review and there can be no assurance that such approval will not be withdrawn or restricted. Changes in the application of legislation or regulatory policies or the discovery of problems with the product or the manufacturer may result in the imposition of restrictions on the product or manufacturer.

The potential market for the sale of any medical diagnostic product in the US is increased if CLIA waiver approval is obtained (see Item 4 - Information on the Company - Government Regulation). There can be no guarantee that the Group's medical diagnostic products will obtain CLIA waiver approval, nor, if obtained, that it can be maintained.

WE RELY ON THIRD PARTIES FOR MANUFACTURE OF CERTAIN PRODUCTS.

The Group has expanded its manufacturing capabilities to meet anticipated future demand of its medical diagnostic products; however, if the Group is unable to continue uninterrupted supply, revenues will be affected. Where the Group is dependent upon third parties for manufacture of certain products or therapeutic product, its ability to procure their manufacture in a manner which complies with regulatory requirements may be constrained, and its ability to develop and deliver such products on a timely and competitive basis may be adversely affected. Certain of the Group's products, and components used in the manufacture and packaging of the Group's products, are sourced from sole suppliers; if such suppliers are unable or unwilling to supply, there is no guarantee the Group will be able to source any such product or component from elsewhere.

THE GROUP'S SUCCESS ALSO DEPENDS ON ITS ABILITY TO PROTECT ITS INTELLECTUAL PROPERTY.

The commercial success of the Group depends to a great extent on its ability and/or that of its suppliers or licensors to obtain patent protection for products in Europe, the US and other countries, protection for the trademarks and brand names under which products are sold and to preserve the confidentiality of its own and its collaborators' know-how. The successful commercialisation of these products and technologies (whether by the Group itself or by third parties as licencees or collaborators) is largely dependent on the extent of such intellectual property protection obtained. No assurance is given that the Group will develop products which are patentable, or that patents will be sufficiently broad in their scope to provide protection for the Group's intellectual property rights and exclude competitors with similar technology, or that the trademarks or brand names will be registerable or capable of protection.

The commercial success of the Group will also depend, in part, on non-infringement of patents granted to third parties. Competitors or potential competitors may have filed applications, or may have been granted, or may obtain patents that may relate to products competitive with those of the Group or its technologies. If this is the case, the Group may have to obtain appropriate licences under these patents or cease and/or alter certain activities or processes, or develop or obtain alternative technology. There can be no assurance that, if any licences are required, the Group will be able to obtain any such licences on commercially favourable terms, if at all.

The sale of the Group's medical diagnostic and pharmaceutical products is dependent, to a large degree, on the Group being able to sell such products under currently used trademarks or brand names. Although a number of these names are registered as trademarks they may still be subject to a challenge by a third party which may result in the Group, or its suppliers, being unable to use such names. If the Group is unable to use the trademark or brand name of a particular product, the sales of that product may be materially affected.

THE GROUP NEEDS TO ATTRACT AND RETAIN KEY EMPLOYEES.

The Group is highly dependent on the principal members of its management and professional staff. Attracting and retaining qualified personnel, consultants and advisers will be important to the Group's success. There can be no assurance that the Group will be able to attract and retain personnel on acceptable terms given the competition for such personnel among healthcare, pharmaceutical, biotechnology and diagnostic companies, universities and non-profit research institutions. The loss of services of any of these personnel could impede the achievement of the Group's objectives.

THE GROUP COULD INCUR PRODUCT LIABILITIES NOT ADEQUATELY COVERED BY INSURANCE.

The Group's business exposes it to potential liability risks which are inherent in research and development, clinical trials, manufacturing, marketing and the use of human pharmaceutical and diagnostic products. There can be no assurance that future necessary insurance cover will be available to the Group at an acceptable cost, if at all, or that, in the event of any claim, the level of insurance carried by the Group now or in the future will be adequate or that a liability or other claim would not materially and adversely affect the business.

THE GROUP HAS TO COMPETE WITH COMPANIES WITH SUBSTANTIALLY GREATER RESOURCES OR EXPERIENCE.

The Group's competitors include, amongst others, major pharmaceutical, biotechnology, healthcare and diagnostics companies with substantially greater resources than those of the Group. There is no assurance that competitors will not succeed in developing technologies and products that are more effective or economical than any of those being developed by the Group or which would render its technologies and/or products obsolete and/or otherwise uncompetitive. Although the Group has collaborative arrangements with several of these companies, such arrangements do not generally prevent the collaborators from marketing competing products or from collaborating with its competitors.

CHANGE IN THE PRICING ENVIRONMENT FOR OUR PRODUCTS MAY ADVERSELY AFFECT OUR RESULTS.

The ability of the Group and its licencees to commercialise their products also depends on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health providers and other organisations. There is uncertainty as to the reimbursement status of newly-approved pharmaceutical/diagnostic products, and there is no assurance that adequate health administration or third party coverage will be available to the Group or its partners to obtain satisfactory price levels.

Suppliers of pharmaceutical products to the National Health Service of the UK ("NHS") are currently subject to the Pharmaceutical Pricing Regulatory Scheme under which the prices of pharmaceutical products supplied to the NHS are reviewed periodically. Such price reviews could have an adverse effect on the profitability of the Group. See also "Item 4 - Business Overview - Price Regulation."

CHANGES IN GOVERNMENT ACTIONS MAY ADVERSELY AFFECT US.

Governments reserve the right to amend their policies. Changes in policies can impact profoundly on the pharmaceutical and diagnostic industries as a whole or in part. As with all other pharmaceutical and diagnostic companies, the Group has no immunity from governmental actions.

WE ALSO HAVE TO COMPLY WITH ENVIRONMENTAL AND OTHER GOVERNMENT REGULATION.

The Group and its manufacturers are subject to laws, regulations and policies relating to environmental protection, disposal of hazardous or potentially hazardous substances, healthy and safe working conditions, manufacturing practices and fire hazard control. There can be no assurance that the Group or any of the Group's manufacturers will not be required to incur significant costs to comply with future laws, regulations and policies relating to these or similar matters. The risk of accidental injury cannot be eliminated. In the event of such an accident, the Group could be held liable for any damage that results and any such liability could exceed the resources of the Group.

Changes in government regulations or enforcement policies could impose more stringent requirements on the Group, compliance with which could adversely affect its business. Failure to comply with applicable regulatory requirements could result in enforcement action, including withdrawal of marketing authorisation, injunction, seizure of products and liability for civil and/or criminal penalties.

WE ARE SUBJECT TO COMPETITION REGULATIONS.

The Group's activities are subject to competition laws, including Article 81(l) of the EU Treaty. Article 81(1) prohibits agreements (as well as arrangements and concerted practices) which prevent, restrict or distort competition within the EU which may affect trade between EU member states. Provisions of agreements restricting competition within the meaning of Article 81(1) are void and parties to them may face fines from the European Commission and claims for damages.

The Chapter 1 prohibition contained in the UK's Competition Act 1998 prohibits agreements which prevent, restrict or distort competition within the UK and which may affect trade within the UK, but only if they have an appreciable effect on competition in the UK. The consequences of infringement of the Chapter 1 prohibition are similar to those for the infringement of Article 81(1).

Agreements  falling  within  the  criteria set out in  block  exemptions  under
Article 81, or which have received an individual exemption under Article 81(3), will automatically be exempt from the Chapter 1 prohibition, subject to any directions from the Director General of Fair Trading. For other agreements which may fall within the Chapter 1 prohibition, the parties may apply for an individual exemption.

Provisions of some of the agreements to which the Group is a party may be restrictive of competition under Article 81(1) or Chapter 1. The Group determines on an agreement-by-agreement basis whether Article 81 applies and whether the agreements benefit from an automatic block exemption from these provisions. If it does not, the Group determines whether to apply for an individual exemption.


OUR SHARE PRICE CAN BE VOLATILE.

The share price of publicly traded, smaller healthcare groups can be highly volatile. The price at which the Company's shares will be quoted and the price which investors may realise for their shares will be influenced by a large number of factors, which could include the performance of both the Group's and its competitors'
research and development programmes, large purchases or sales of the Company's shares, currency fluctuations, legislative changes in the healthcare environment and general economic conditions.

WE HAVE NOT PAID CASH DIVIDENDS ON OUR SHARES.

The Company has never paid any cash dividends and does not anticipate paying cash dividends on the Ordinary Shares in the foreseeable future.

ITEM 4 -  INFORMATION ON THE COMPANY

                    HISTORY AND DEVELOPMENT OF THE COMPANY

The Company's name is Provalis plc. The Company is a public limited company registered under the Companies Act 1985 of England and Wales. Its Company Number in England and Wales is 3321624, and it was incorporated on February 20, 1997. Its registered office is at Newtech Square, Deeside Industrial Park, Deeside, Flintshire, CH5 2NT, telephone number +44 (0) 1244 288888. The Company's agent in the US is Puglisi & Associates, 850 Library Avenue, Suite 204, PO Box 885, Newark, Delaware 19715.

The Company changed its name from Cortecs (1997) plc to Cortecs plc on June 27, 1997 and from Cortecs plc to Provalis plc on November 19, 1999. The Company's predecessor, Cortecs International Limited, was incorporated in Australia in 1985. On December 12, 1997, pursuant to a Shares Scheme and an Options Scheme approved by the shareholders of Cortecs International, the Company acquired all outstanding Ordinary Shares of Cortecs International in exchange for an equal number of Ordinary Shares of the Company.

Since 2002, Provalis' strategy has been to use its Medical Diagnostics and Pharmaceuticals businesses to deliver investor returns through:

{circle} the development of novel point of care diagnostic tests for use in major areas of chronic disease, such as diabetes and osteoporosis, in global markets;

{circle} focusing diabetes diagnostic products specifically on the key US market, with its economic reimbursement levels, and where it is estimated that 5%, or 16 million, of the population are diabetic;

{circle}  seeking   theranostic   opportunities   and  synergies   between  our
          diagnostic products with associated therapeutic products to aid their marketing by pharmaceutical companies;

{circle} the marketing and sale of owned or licenced ethical pharmaceutical products in new and existing European markets to generate cash flow to expand the Group's product pipeline; and

{circle}  acquiring   complementary   products  and  businesses  to  help  fuel
          corporate growth.



The main developments since July 2002 are as follows:

CORPORATE


{circle}  The Group's product pipeline continued to progress;

{circle} The Group's cash position remained healthy and will further benefit from the monies due following the variation of the agreement with Dr Falk Pharma and the stopping in November 2004 of the {pound-sterling}88,000 weekly payments to Pfizer for Diclomax{reg-trade-mark};

{circle} The Group refocussed its activities on its two operating businesses, Medical Diagnostics and Pharmaceuticals, stopping R&D expenditure within its vaccines business.

MEDICAL DIAGNOSTICS


{circle} Glycosal{reg-trade-mark} made an important sales breakthrough in the valuable US market;

{circle} G5 diagnostic technology progressed towards product completion and preparation for clinical trials in testing HbA1c;

{circle} Development programmes defined for a number of point of care products using the G5 platform in addition to the HbA1c test product.

PHARMACEUTICALS

{circle} A variation agreed to the distribution agreement with Dr Falk Pharma (See "Business Overview - Pharmaceutical business")

{circle}  Irish sales business established in February 2003

{circle}  Rapolyte{reg-trade-mark} launched in the UK in May 2003

{circle}  Diclomax{reg-trade-mark} launched in Ireland in November 2003

{circle} Higher strength Salofalk granules launched in UK and Ireland in November 2003

{circle}  Further  product   licencing   opportunities   under  discussion  for
          pharmaceutical sales business to leverage existing sales force

{circle} Sales of Diclomax{reg-trade-mark} have increased the sales and profitability of the pharmaceutical business;


See "Business Overview - Capital Expenditures" and "Business Overview - Acquisitions and Disposals" below for a description of the Company's principal capital expenditures and acquisitions and disposals in recent periods.


                               BUSINESS OVERVIEW

During the fiscal year ended June 30, 2003, the Group had three businesses:

MEDICAL DIAGNOSTICS - develops and sells to world markets medical diagnostic products for chronic disease management. The division's principal products are Glycosal{reg-trade-mark} and Osteosal{reg-trade-mark} in the areas of diabetes and osteoporosis respectively.

PHARMACEUTICALS - sells and markets its own, and third party, branded prescription medicines in the UK and Ireland to GPs and hospitals through its own regionally managed sales-force. The division's principal product is
Diclomax{reg-trade-mark},  a  medicine  for  use  in  the treatment of musculo-
skeletal disorders, and it also sells products in the areas of gastroentorology, osteoporosis, migraine and dermatology.

THERAPEUTICS R&D - owns a range of early stage vaccine candidates for the prevention of infectious diseases. All R&D expenditure on these candidates was stopped early in fiscal year 2003.

MEDICAL DIAGNOSTICS BUSINESS

From the early 1990s, the activities comprising the Medical Diagnostics division have focused on the development of rapid point of care diagnostics. Since 1998, this focus has incorporated quantification at point of care using small, low cost instrumentation. Our aim has been to generate revenues from the sale of disposable tests required to be used with the instrument, as well as from the sale of the instrument itself.

Provalis is one of the leading companies working to produce medical diagnostic tests for diabetes. Glycosal{reg-trade-mark} is a quantitative test for glycated haemoglobin ("HbA1c"), intended for use in the long-term management of diabetes. The test is a simple point-of-care format, utilising HaemaQuant, a palm-sized quantitation unit. We consider that Glycosal{reg-trade-mark} is the best product for HbA1c testing that is commercially available for professional non-laboratory use. Our test is not only faster but also cheaper and easier to use than competitor products.

The Group has a semi-exclusive distribution agreements for Glycosal{reg-trade-mark} with Bio-Rad Laboratories, Inc. (covering the world) and with Cholestech Corporation (covering the US, Japan, Europe and much of the rest of the world). We retain the right to sell Glycosal{reg-trade-mark} in the UK. Glycosal{reg-trade-mark} was also selected by Abbott Laboratories in July 2002 to serve the HbA1c testing needs of its customers. This agreement between Cholestech and Abbott generated immediate sales of both instruments and cartridges to a large number of physicians' offices and hospital laboratories across the US, although this did distort the sales profile of the product in its first year of significant sales.

The major advance for Glycosal{reg-trade-mark} this year has been in the USA - the world's largest diagnostics market - where sales of the instrument and the pull-through of the test cartridges have been pleasing. The product has been particularly well received by the smaller doctors' practices.

In the year the Group supplied over one million Glycosal{reg-trade-mark} test cartridges for sale and shipped twice as many instruments as in the previous two years combined. Our distributors report that 200 to 300 instruments continue to be placed with doctors in the USA each month and that test cartridge volumes have been building steadily. Provalis estimates its installed base of machines now stands at over 6,000. The Group believes that Glycosal{reg-trade-mark} is now the leading CLIA waived doctors' office diabetes HbA1c product in the USA market.

Sales of Glycosal{reg-trade-mark} continue to advance in the other markets into which it is sold by our two key distributors, Cholestech Corporation, which sells the product as the "GDX", and Bio-Rad Laboratories, which sells it as the "MicroMat II".

The number of countries in which Glycosal{reg-trade-mark} is sold continues to increase. In particular, Cholestech has recently launched the product in Canada, another high value market, where over 2.2m people are estimated to have diabetes, and in June the first shipment was made to Bio-Rad to service the Japanese market which is the second largest HbA1c market in the world. In addition, Bio-Rad introduced the product into India in October 2003, and is establishing a number of direct marketing opportunities for Glycosal{reg-trade-mark} in developing markets.

Glycosal{reg-trade-mark} also received a number of technical acknowledgments in the year. As well as receiving the enhanced National Glycohemoglobin Standardisation Programme Certification ("NGSP") registration, Glycosal{reg-trade-mark} scored highly in the independent assessment of diabetes HbA1c tests assessed by the Medical Devices Agency in the UK.

One disappointment in the year has been the level of sales of Glycosal{reg-trade-mark} to the UK NHS under Provalis' direct selling scheme. The Group has suspended its direct selling efforts in the UK and is now seeking to progress the product in the UK through initiatives with pharmaceutical companies, as exemplified by our relationship with Takeda, or via sub-distributors. Our view on this may be revised in 2004/5 once the recent diabetes initiative with the UK NHS is fully underway and the new GP's contract rewarding surgeries for patient diabetes monitoring becomes fully implemented. Nevertheless, Glycosal{reg-trade-mark} is well placed to continue its penetration of the multi-billion pound diabetes market.

We also have, in Osteosal{reg-trade-mark}, a simple device and test to aid the early diagnosis and therapy monitoring of osteoporosis. The test is supplied with a small quantification reading device, InstaQuant. InstaQuant is a palm-sized photometer developed by the Group which automatically quantifies the amount of an analyte in the sample. Under a licence granted by us, the product is used by Aventis Pharma to aid its pharmaceutical promotional activities in Italy. We also market Osteosal{reg-trade-mark} in Europe and the Far East, mainly through distributors . We are currently precluded from marketing this product in the US due to an unresolved patent dispute involving the supplier of the bone marker used in the test. See "Patents and Intellectual Property" below.

PHARMACEUTICAL BUSINESS

The Pharmaceutical business, which is our pharmaceutical sales and marketing business, trades under the name of Provalis Healthcare. These activities were established in the mid 1980s, specialising in the sales and marketing of third-party ethical (prescription) pharmaceutical products in the UK. The division's sales force had been gradually expanded and now consists of approximately 30 representatives and 8 national or regional sales directors or managers.

In December 2001, we acquired the UK marketing licences and trademarks of the Diclomax{reg-trade-mark} range of products from Parke Davis & Co Limited (a subsidiary of Pfizer Inc). Diclomax{reg-trade-mark} is a once-a-day treatment for musculo-skeletal disorders such as osteo and rheumatoid arthritis, and general analgesia (pain relief). It is prescribed mainly to the elderly and provides an excellent and acceptable cost-effective therapy.

The cost of acquisition of Diclomax{reg-trade-mark} before transaction costs was {pound-sterling}14.5m. The drug had sales of {pound-sterling}6.7m in calendar year 2000, {pound-sterling}3.9m in the seven months since acquisition until the end of fiscal year 2002, and {pound-sterling}6.4m in fiscal year 2003. We negotiated favourable payment terms comprising an initial payment of {pound-sterling}1.9m and the balance payable in instalments over three years. The product is both profitable and cash generative. Further details relating to this acquisition are given in "Risk Factors" in Item 3, "Acquisitions and Disposals" in Item 4 and "Liquidity and Capital Resources" in Item 5.

During fiscal year 2003, Diclomax was promoted heavily by the representative sales force and by using focused advertising. The sales of {pound-sterling}6.4m were slightly below internal expectations, despite an increased share of the declining non-steroidal anti-inflammatory drug ("NSAID") market which continues to be affected by the new COX2 inhibitors. A minor effect on sales was also seen during January and February 2003 when wholesalers reduced purchases in order to reduce their stockholdings. Diclomax{reg-trade-mark} remains the most important product for the Pharmaceutical division. In the year ahead the Group expects to see growth of Diclomax{reg-trade-mark} sales through both its launch in the Republic of Ireland during November 2003 and other marketing initiatives.

In addition, the division has four exclusive distribution agreements in the UK relating to Clotam Rapid, the Falk range of products (Ursofalk, Salofalk and Budenofalk), Calceos and Histofreezer, supplied by A/S Gea Farmaceutisk Fabrik, Dr Falk Pharma, Laboratoire Innothera and STC Technologies Inc respectively. These products are used respectively within the following areas of medicine:
Migraine, Gastroenterology, Osteoporosis and Dermatology. The termination provisions of these agreements generally include termination rights, following requisite notice, upon breach by the other party of its obligations, as well as upon the occurrence of certain insolvency events of the other party.

Provalis has agreed to vary its distribution agreement with Dr Falk Pharma for the Falk range of products. Provalis was due to distribute these products in the UK until 2010 but has agreed that the agreement will now terminate in December 2004. In return for this reduction in the distribution agreement term, the agreement was immediately extended to include the Republic of Ireland (which had established sales of {pound-sterling}0.5m per year), Provalis received {pound-sterling}1.5m in February 2003 and will receive a further {pound-sterling}1.5m in January 2004 and up to a further {pound-sterling}2.0m in January 2005. Provalis has recognised under UK GAAP the income that relates to the element that is non-refundable, which was {pound-sterling}3.4 million in the year ended 30 June 2003. The remaining {pound-sterling}1.6 million will be recognised as it becomes non-refundable on or before January 2005.


Provalis established a sales business in the Republic of Ireland in February 2003. Sales of the Dr Falk Pharma range started promisingly with a contribution of {pound-sterling}0.5m in the period from February to June 2003, although some of the sales were pipeline stocking. We launched Diclomax onto the Irish market in November 2003, and with other product launches planned in the forthcoming months, we expect the Irish market to be a driver of growth for the Pharmaceutical business in the years ahead.


The Healthcare division's primary customers include UK-based multi-national pharmaceutical wholesalers and the Health Authority Trusts of the UK National Health Service.

RESEARCH AND DEVELOPMENT

Fiscal year 2003 was a year of change for Provalis in terms of its approach to R&D and product development. R&D expenditure within the Therapeutics R&D business was stopped early in the first half of the year. However, Provalis retained the licencing deal with GlaxoSmithKline on a number of these antigens as well as the intellectual property on certain other programmes which will be maintained at minimal cost whilst commercial partners are sought.

R&D expenditure in the year was {pound-sterling}2.0m, which was 14% of Group turnover, {pound-sterling}1.6m of which was focused on Medical Diagnostics. The directors believe this level of expenditure on R&D remains commensurate with the Group's cash flows and stage of development. In 2004, forecast expenditure on R&D to complete the new G5 HbA1c product is some {pound-sterling}1.5m.

The  major  project  in  R&D  has  been  the  development of a  new  diagnostic
technology,  code  named  G5,  intended  initially  for   use   by   healthcare
professionals at the point of care and then by the consumer at home. The product uses the same concept as Glycosal{reg-trade-mark} - an instrument reader and test cartridge - and uses the same well proven chemistry to measure HbA1c but being fully automated will be easier and quicker to use.

Assembly of the first instruments using industrialised mouldings is now underway, and final cartridges and instruments are due to be delivered early in calendar year 2004 to allow Provalis to initiate clinical trials suitable for filing of the "home use" FDA marketing application in the USA.

The Group is currently considering the optimum route for commercialising G5, and is advanced stages of discussions with a number of parties regarding the commercialisation of G5. These discussions initially focused on the diabetic patient market where the product has significant market potential, but have also highlighted that potential partners may require additional chronic disease related tests such as glucose on the product as well as enhanced data connectivity for the unit. Incorporation of these additional features on the product, although possibly delaying its introduction until the second half of calendar year 2004, will give the patient, doctor, partner and Provalis enhanced and longer term value.

To address this requirement, additional diagnostics tests are planned for the G5 platform. The feasibility of the G5 technology to conduct a number of additional assays using a wide variety of diagnostic test methodologies, including turbidimetry, enzymatic and immunological types of diagnostics assays, has now been demonstrated.

The selection of the final tests for development will be made from an analysis of point of care physician needs, potential sales volumes and likely reimbursement levels. Consideration will also be given to the needs of any commercial partner who may require additional tests to strengthen the point of care diabetes management offering with the product. To meet these development needs the diagnostics R&D effort on G5 will be expanded significantly in the year ahead.

The planning for the over the counter HbA1c system, Micro G, has been initiated and a project brief developed following a period of market research. Much of the technology for Micro G will be based on the core G5 technology and significant work will begin from early 2004 once the G5 product has completed its final trial phase. As preparation for the start of the Micro G programme the Company is already in discussion with a number of research institutes to help prepare for the development programme.

As at 30 June 2003, the average number of employees engaged in the Group's research and development was 13 individuals, down from 17 for the year ending 30 June 2002 and 15 for the year ended 30 June 2001.

SALES BY BUSINESS SEGMENT AND GEOGRAPHICAL DESTINATION

The following tables set forth the Group's turnover by business segment and by geographical destination for the fiscal years 2001 to 2003.

                                         2003              2002               2001
Turnover by business segment      {pound-sterling}'m {pound-sterling}'m {pound-sterling}'m

Continuing business activities:
- Pharmaceuticals                        10.9              8.2               6.2
- Medical Diagnostics                     3.1              0.9               1.3
                                     --------          -------           -------
                                         14.0              9.1               7.5
Discontinued activities (1)                 -              0.3               0.3
                                     --------          -------           -------
                                         14.0              9.4               7.8
                                     ========          =======           =======

 (1) Discontinued activities relate to the research and development component of the Therapeutics R&D business which was stopped in the early part of fiscal year 2003.

                                          By origin                                            By destination
                         2003               2002               2001               2003               2002               2001
                  {pound-sterling}'m {pound-sterling}'m {pound-sterling}'m {pound-sterling}'m {pound-sterling}'m {pound-sterling}'m
Turnover by georgraphic
   segment
 United Kingdom          14.0                9.3                7.7               10.6                8.4                6.4
 Europe                     -                  -                  -                0.5                0.2                0.2
 USA                        -                  -                  -                2.8                0.6                0.8
 Rest of World              -                0.1                0.1                0.1                0.2                0.4
                      -------            -------            -------            -------            -------            -------
                         14.0                9.4                7.8               14.0                9.4                7.8
                      =======            =======            =======            =======            =======            =======


CAPITAL EXPENDITURE

The Company incurred {pound-sterling}0.5 million of capital expenditure in the 2003 fiscal year, {pound-sterling}0.8 million of capital expenditure in the 2002 fiscal year and {pound-sterling}0.5 million of capital expenditure in the 2001 fiscal year. Capital expenditure during the 2003 fiscal year related primarily to plant and equipment for the manufacture of Glycosal, during the 2002 fiscal year related primarily to the manufacture of Glycosal (plant and equipment and building fit out costs) and during the 2001 fiscal year related primarily to plant and machinery for the Medical Diagnostics division. Capital expenditure being incurred in fiscal year 2004 relates primarily to production plant and equipment in the UK for the Medical Diagnostics division and is being financed out of available cash resources.

ACQUISITIONS AND DISPOSALS

There were no acquisitions or disposals during fiscal year 2003. During fiscal year 2002 the Group acquired the UK marketing licences and trademarks of the Diclomax range of products from Parke Davis for {pound-sterling}14.5 million (together with a further {pound-sterling}0.4 million of transaction costs).
This consideration is payable by means of an up front payment of {pound-sterling}1.9 million (paid on December 4, 2001) and 143 equal weekly instalments of {pound-sterling}88,112 over 3 years. The final payment is expected to be made in November 2004, although the quantum of each weekly payment will increase if sales of Diclomax rise above an agreed threshold, which could result in an earlier final repayment date, although the total amount payable will remain {pound-sterling}14.5 million.

Also during fiscal year 2002, the Group disposed of a number of non-core technologies for an aggregate consideration of less than {pound-sterling}0.5 million. During fiscal year 2001, Pharmaceutics International Inc. exercised the right, pursuant to the option granted by the Group in October 2000, to acquire two of the Group's non-core drug delivery technologies. The Group received payments related to the initial grant of the option and the exercise of the option.

R&D expenditure on the Therapeutics R&D business was stopped early in the first half of the fiscal year 2003. However, Provalis retained the licencing deal with GlaxoSmithKline on a number of these antigens as well as the intellectual property on certain other programmes which will be maintained at minimal cost whilst commercial partners are sought.

SEASONALITY

The Group's sales do not generally fluctuate due to seasonality.

RAW MATERIALS, COMPONENTS AND PACKAGING

Products are supplied to the Pharmaceuticals business packaged ready for sale. The suppliers of these products are made up of the entities with whom we have distribution or supply agreements, the majority of which are exclusive. These agreements have varied terms, the shortest being until the end of 2004 (but which is renewable for successive periods of 1 year) the longest being until 2007. The termination provisions of these agreements generally include termination rights, following requisite notice, upon breach by the other party of its obligations, as well as upon the occurrence of certain insolvency events of the other party. The prices at which these products are purchased are subject to regular review, usually on an annual basis. Some of these products are sourced from sole providers.

Provalis has agreed to vary its distribution agreement with Dr Falk Pharma for the Falk range of products. Provalis was due to distribute these products in the UK until 2010 but has agreed that the agreement will now terminate in December 2004. In return for this reduction in the distribution agreement term, the agreement was immediately extended to include Ireland (which had established sales of {pound-sterling}0.5m per year), Provalis received {pound-sterling}1.5 million in February 2003 and will receive a further {pound-sterling}1.5 million in January 2004 and up to a further {pound-sterling}2.0 million in January 2005.

Within the Medical Diagnostics business, the Company's suppliers are made up of providers of the components of, and packaging for, the Company's products (such components including plastic parts, reagents and circuit boards, in the case of more advanced products). We arrange for the provision of such components and packaging through short- to medium-term agreements which include standard termination provisions related to material breaches and insolvency events. The prices at which these components and packaging are purchased are subject to regular review, usually on an annual basis. Some of these components and packaging are sourced from sole providers.



SALES AND MARKETING

Within the pharmaceuticals business, the sales force now consists of 34 representatives and 5 regional sales managers within the UK, and and one country manager within the Republic of Ireland. These parties meet with local general practitioners, or doctors, in the field, and with hospital representatives, and demonstrate the attributes of those products that the Company distributes. These general practitioners, doctors and hospitals are then able to place orders through their respective National Healthcare System, which orders are ultimately placed on the Group. Within the Medical Diagnostics division, sales and marketing is effected by the managing director and marketing director of the division, both of whom seek out and establish distribution arrangements, like those in place with respect to Osteosal{reg-trade-mark} and Glycosal{reg-trade-mark}.

                                  COMPETITION

The pharmaceutical and medical diagnostic industries are highly competitive. Competition involves, among other things, establishing, maintaining and defending intellectual property rights and establishing and maintaining effective product marketing, distribution, price, performance, ease of use, safety, physician acceptance and patient compliance. There has been much research into those medical areas concentrated on by the Group by companies with financial and technical resources and manufacturing and marketing capabilities substantially greater than those of the Group. In addition, many of the Group's competitors have greater experience than the Group in development activities and in obtaining regulatory approvals and clearances to manufacture and market products. The Group believes that competition in the industry will continue to be intense.

The Group's competitors include, amongst others, major pharmaceutical, biotechnology and diagnostics companies with substantially greater resources than those of the Group. There is no assurance that competitors will not succeed in developing technologies and products that are more effective or economical than any of those being developed by the Group or which would render its technologies and/or products obsolete and/or otherwise uncompetitive. Although the Group has collaborative arrangements with several of these companies, such arrangements do not generally prevent the collaborators from marketing competitive products or from collaborating with its competitors.

                       PATENTS AND INTELLECTUAL PROPERTY

The Group's success in part will be related to the quality of its intellectual property and the protection and use of that property. In view of the cost of obtaining and maintaining patents, the Group has adopted a policy under which it evaluates both the commercial and scientific aspects of intellectual property before any patent application is filed. A similar evaluation is undertaken before a decision is taken to continue with applications previously filed, or to renew patents previously granted. In addition, patents will, unless there are commercial considerations to the contrary, only be applied for or maintained in the principal pharmaceutical markets of North America, Europe, Japan and China.

This policy of selective territory applications should provide for appropriate protection of the Group's intellectual property whilst conserving, as far as is possible, the Group's available funds. The implementation of this policy has resulted in a significant reduction in the amount of money spent on the Group's patent portfolio.

Implementation of the policy has also resulted in the identification of a number of other granted patents that will not be renewed by the Group on the next renewal date.

In its patent applications, it is the Group's policy to use the mechanism provided by the Patent Co-operation Treaty (the "PCT"), which enables the prosecution of the early stages of what will be a family of applications to be centralised. In accordance with this policy, the Group first submits a patent application in the United Kingdom, and the PCT then enables patent applications for the same invention to then be filed up to a year later in other countries where protection is sought, and the later applications are effectively treated as if they were filed when the application was first filed in the United Kingdom, provided that certain formalities are complied with. In general, it takes between two and four years from the date of first filing of a patent application under the PCT before patents are granted.

Brief details of the key patents granted, and patent applications submitted, relating to the main areas of the Group's operations are as follows:

Glycosal. The Group has submitted 3 patent applications under the PCT, in respect of its HaemaQuant instrument and its test cartridge, both key components of the Glycosal test. The first application was filed in November 1997 and the others in June 1999. The first application has resulted in patents being granted which cover both the Glycosal test cartridge and instrument in the US (October 2001), Western Europe (February 2003), New Zealand (March 2003) and Australia (July 2003).

G5. The Group has submitted 2 patent applications under the PCT, in respect of its G5 test cartridge. These applications were submitted in September 2000 and September 2001.

Osteosal. The Group has licenced the patented CrossLaps{trademark} biochemical marker utilised in Osteosal from Osteometer SA (now known as Nordic Bioscience A/S) ("Nordic"). The geographic scope of the licence is exclusive for point of care worldwide. In 1995, Ostex International, Inc. ("Ostex"), who licences NTx, a patented competitive biochemical marker, from the Washington Research
Foundation, commenced proceedings against Nordic and the Group in Europe alleging that the CrossLaps{trademark} patent infringes the NTx patent. Ostex subsequently withdrew the proceedings.

The Group understands from Nordic that Ostex has commenced proceedings in respect of a second patent infringement in Seattle, Washington claiming that the CrossLaps{trademark} patent infringes the NTx patent. We further understand that these proceedings have not yet been resolved. The Group has not been joined as a party to the Seattle proceedings.

Ostex commenced proceedings in respect of a third patent infringement in the Hague. The Court found in Ostex's favour in respect of the purification of the sample and the size of a collagen fragment although only for a very restricted size of fragment. This has not prevented the Group from selling the product anywhere in the world other than the US where the Group has not, and does not, market Osteosal.

The Group has submitted patent applications in the United Kingdom under the PCT in respect of the blood and saliva collection devices and the one-step test kit used in relation to Osteosal. These were filed on various dates from 13 November 1995.

Helisal. Patents have been granted in respect of this one-step test apparatus, used in relation to the Group's Helisal range of tests, in the US, Australia, New Zealand, Singapore, Taiwan and South Africa, all of which were to expire in 2016. However, all of these are to be abandoned at the earliest opportunity.

Streptococcus pneumoniae - The Group has submitted five patent applications under the PCT relating to these antigens, the first two submitted in July 1998, the others in March and December 1999 and March 2001. The December 1999 application has been abandoned.

Haemophilus influenzae - The Group has now been granted patents in the US, Australia, New Zealand, Singapore, South Africa and Taiwan. These patents will expire in 2016. Applications are still pending in respect of other countries, including the United Kingdom, western Europe, Canada and China.

Moraxella catarrhalis - The Group submitted four patent applications under the PCT relating to these antigens, the first submitted in May 1998, two in May 2001 and the last one in August 2001. The last three were merged into one application, which has since been abandoned. The May 1998 application has so far resulted in patents being granted in South Africa and Singapore in October and December 2002 respectively.

Helicobacter pylori - The Group has submitted 3 patent applications under the PCT relating to these antigens. The applications were submitted in February 1995, January 1997 and November 1998 respectively but are now to be abandoned at the earliest opportunity.

Pseudomonas antigen - The Group has 2 patent applications under the PCT relating to these antigens. The applications were submitted in January 1997 and December 1999 respectively.

Macrulin{trademark}. The Group has submitted patent applications in the United Kingdom, under the PCT, in respect of formulations which allow the oral delivery of insulin. These were submitted in the United Kingdom in December 1998, but have now been abandoned.

The sale of the Group's diagnostic and pharmaceutical products is dependent, to a large degree, on the Group being able to sell such products under their currently used trademarks or brand names. Although a number of these names are registered as trademarks they may still be subject to a challenge by a third party which may result in the Group, or its suppliers, being unable to use such names. If the Group is unable to use the trademark or brand name of a particular product, the sales of that product may be materially affected.

                             GOVERNMENT REGULATION

PRODUCT TESTING

The production and marketing of the Group's products are subject to regulation for quality, safety and efficacy by numerous governmental authorities in the UK, Europe, the US and other countries. The process of completing clinical testing and government regulatory approval for a new clinical or medical product takes a number of years and the expenditure of substantial resources.

No new clinical or medical product is permitted to be sold in developed countries without extensive data on its quality, safety and efficacy being obtained, organised and submitted to governmental regulatory authorities, who will assess the data and advise the licencing authority whether or not regulatory approval should be granted. This process can take many years, and incur significant costs.

EUROPE

Since January 1998, the prime licencing system in the European Union is administered by the EMEA (European Medicines Evaluation Agency) based in London, assisted by its professional assessment function, the CPMP (Committee on Proprietary Medicinal Products). For new chemical entities, excluding high technology and biotechnology products (which must be dealt with under the centralised (Bio/High Tech) procedure set out below), a company can, once it has received marketing authorisation in one Member State, apply for marketing authorisation in other Member States through a mutual recognition (decentralised) application. The data requirements for European licencing are discussed below in the section headed "United Kingdom". European licencing is achieved by asking a second or subsequent member states to 'mutually recognise' the marketing authorisation granted by the first member state (known as the Reference Member State). Special rules apply where parallel applications to other member states have been made, prior to the first member state approval.

It has been recognised that the cost of pharmaceutical research is reduced by this European harmonisation, the need for the unnecessary duplication of tests being eliminated. This fact was confirmed at the two Conferences on Harmonisation held in Brussels in 1991 and Orlando in 1993. Recognition of EU guidelines by countries such as the US and Japan and acceptance of EU data and formatting by countries such as Australia and Canada will further reduce research and registration costs.

It is likely, therefore, that the new systems that are based on the current systems are likely to reduce research costs rather than increase them. The only area where the opportunity for registration may be reduced by the new systems would be if a project was targeted only at an individual country. Currently, data requirements can be tailored specifically for a country that may have a specific need for a product for political, social or pricing reasons. In these circumstances, the country may accept a higher risk registration and reduce the amount of supporting documentation required. This type of application is likely to be phased out by the new systems and registration with limited data is not likely to be possible. The cost of this type of application will therefore increase as it will need to meet EU standards.

On the basis of the foregoing, the  Group believes the overall financial impact
of  the  future  harmonisation  system  will   be  to  reduce  development  and
registration costs.

UNITED KINGDOM AND EUROPE

PHARMACEUTICAL PRODUCTS

Whilst the European system of licencing is now the primary system throughout the European Union, for local (one Territory) products, applicants may still submit applications to National agencies. In the UK, the Medicines Act 1968 (the "Medicines Act") provides for the control of medicinal products (which will, in general, include most human medicines) and certain other substances and articles (e.g., certain biological substances) through a system of licences, certificates or specified exemptions. Under the comprehensive licencing system, it is unlawful for the products concerned to be manufactured, sold or supplied in or imported into the UK, or (in the case of certain biological products or substances) exported from the UK except in accordance with the appropriate licences. The licencing of human medicines is handled by the Department of Health through the Medicines and Healthcare Regulatory Agency, taking into account advice on quality, safety and efficacy received from the appropriate committees established under the Medicines Act.

The administration of the licencing system comes under the responsibility of the Medicines and Healthcare Regulatory Agency and it is to this unit that applications for the various licences have to be submitted. There are several types of licences and authorisations including: product licences, manufacturer's licences, wholesale dealer's licences, clinical trial certificates, clinical trial exemptions and special import exemptions. The licencing authority has the power to revoke, vary or suspend licences or certificates previously granted in certain circumstances.

The data required to obtain a product licence permitting the marketing of a new product in the UK is now specified by European legislation and is identical to the data required to be submitted in any European Member State. A company must submit data to support the quality, safety and efficacy of the product to the Medicines and Healthcare Regulatory Agency who will then assess the data and advise the Licencing Authority whether a product licence should be granted. This means that a company has to perform an extensive range of studies or tests in the areas of chemistry and pharmacy, pharmacology and toxicology, and clinical trials. The initial part of this process is to generate the required pre-clinical data and then to apply to the licencing authority for a "clinical trial exemption" or "clinical trial certificate" for approval to perform clinical trials and for authority to sell and supply or procure the sale or supply of medicinal products for the purposes of the trials. There is a time limit on the licencing authority for the review of clinical trial exemptions (maximum 63 days) but there is no such limit for review of clinical trial certificate applications. No UK clinical trial certificate or compliance with a UK clinical trial exemption is required for clinical trials that are carried out wholly outside the UK. Such clinical trials will require approvals of the relevant authorities in that country.

The data from the clinical trials, together with the pre-clinical data, is then submitted in a product licence application. The pre-clinical study and clinical study requirements for a product licence application in the UK are very similar to those for a new drug application in the US (see "US" below). Product licence applications can take from as little as a few months to several years for approval. There is no time limit on the licencing authority for the review of a licence application.

In addition, the manufacturer of a product must hold a manufacturer's licence. The manufacturer's licence authorises the manufacture and assembly of broad classes of products consistent with the licence holder's possession of the appropriate facilities - premises, equipment, staff and expertise. The manufacturer's licence also specifies products that can be manufactured. Normally, before a licence is granted, an inspection of the manufacturing premises is made by staff of the Medicines Inspectorate. The premises are subject to re-inspection at appropriate intervals. Compliance with the principles of good manufacturing practices (GMP) is a pre-requisite for a manufacturer's licence. The product licence holder and/or manufacturer may also need to hold a wholesale dealer's licence.

Project and personal licences under the Animals (Scientific Procedures) Act 1986 must be obtained for research and experiments on animals at all stages in the research and development of human drugs. The licencing authority is under no obligation to approve applications for licences. Furthermore, licences can be modified or revoked at any time if there is due cause.

MEDICAL DIAGNOSTICS PRODUCTS

In order to sell Medical Diagnostic products they must comply with the EU Directive 98/79/EC on in vitro diagnostic medical devices (the "Directive"). (Capitalised terms used in this sub-section and not defined elsewhere in this report have the meanings provided in the Directive). If they comply they can then be self-certified by being CE marked. The Directive is currently in the "transitional stage" and all products must comply by December 2003. The relevant products of the Company are all CE marked.

The requirements needed in order to comply vary according to the type of product. As the Company's products are for self-assessment, they have to comply with the Essential Requirements, which includes specific requirements on design, manufacturing, microbial control, calibration, labeling, risk analysis and safety. Provided the Company is able to satisfy itself that the Essential Requirements are met, it is able to sell the product as soon as the relevant authorised national body has been advised. In relation to the United Kingdom, this body is the Medicines and Healthcare Regulatory Agency. The Company is also required to demonstrate that it has a full Quality Assurance system in place; this is evidenced by the Company's ISO9001 approval.

All products subject to such self-assessment also require a Design examination by a Notified Body. The requirements for this include test reports, including results of studies being carried out by lay persons and reports on the suitability of the product for self-testing. The timescale for this examination is approximately 1 month.

Trials carried out by the Company for European CE Marking purposes will also be designed to ensure the licencing requirements in other countries are met as far as is practicable.

UNITED STATES

Regulation by FDA

The production and marketing of the Group's products and its research and development activities are subject to regulation by numerous governmental authorities in the US. Of particular importance, biological products, drugs, medical devices and diagnostic products are subject to rigorous review by the FDA. The Food, Drug, and Cosmetic Act, the Public Health Service Act and other federal and state statutes and regulations govern or influence the testing, manufacture, safety, efficacy, potency, labelling, storage, record keeping, approval, advertising and promotion of such products. Non-compliance with applicable requirements can result in, among other actions, fines, recall or seizure of products, refusal of the government to approve product and/or licence applications or to allow the Group to enter into government supply contracts, the withdrawal of previously approved applications and criminal prosecution.

The Company will be required to seek FDA approval prior to marketing in the US any new medical diagnostic product drugs and biologics under development. The testing and approval process requires substantial time, effort, and financial resources, and we cannot be certain that any approvals for our products will be granted in a timely manner. In the US, medical devices are classified into one of three classes on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices in most instances are subject to general controls, including labelling and adherence to quality systems regulations, or QSRs, which are device specific good manufacturing practices regulations. Class II devices are subject to general controls and special controls, including performance standards, pre-market notification and post-market surveillance. Class III devices are subject to most of the previously identified requirements as well as to pre-market approval. Most diagnostic devices are regulated as Class I or Class II devices, although certain diagnostic tests may be classified as Class III devices.

Before a new device can be introduced in the market, its manufacturer generally must obtain marketing clearance through either a pre-market notification under
Section 510(k) of the Federal Food, Drug and Cosmetic Act, or approval for a pre-market approval application, or PMA. A 510(k) pre-market notice must demonstrate that the device in question is substantially equivalent to another legally marketed device that does not require pre-market approval. FDA is supposed to complete its review of a 510(k) notice within 90 days of submission, but it may request additional data, including clinical information, thus increasing the time that will be necessary to review the notice. Most Class I devices and many Class II devices are exempt from the 510(k) requirements.

If the device is not substantially equivalent to a marketed device or if the use of the 510(k) procedure is not otherwise appropriate or available, the manufacturer must file a PMA. The PMA process is more complex, costly, and time consuming than the 510(k) clearance procedure. A PMA must be supported by more detailed scientific evidence than a 510(k), including clinical data to demonstrate the safety and efficacy of the device. Before clinical trials may begin, a manufacturer must submit an Investigational Device Exemption (IDE) which must include, among other things, preclinical animal data, clinical trial designs, and manufacturing information. The FDA is required to review a PMA in 180 days, but it typically requests additional information and may be required to refer the PMA to a FDA advisory committee for review and recommendation. A PMA application can take several years to complete, and there can be no assurance that any submitted PMA application will ultimately be approved. Moreover, even when approved, the FDA may limit the indication for which the product may be marketed or to whom it may be sold. Additionally, there can be no assurance that the FDA will not request additional information or request the performance of additional clinical studies after the PMA is approved.

There is no assurance that the FDA will act favourably or quickly in reviewing submitted applications, and significant difficulties or costs may be encountered by the Group in its efforts to obtain FDA approvals that could delay or preclude the Group from marketing any products it may develop. The FDA may also require post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any approvals that could restrict the commercial applications of such products. Product approvals may be withdrawn if compliance with regulatory standards is not maintained. In addition, after approval of a product from the FDA is obtained, further delays may be encountered before the product becomes commercially available. With respect to patented products or technologies, delays imposed by the governmental approval process may materially reduce the period during which the Group will have the exclusive right to exploit them.

Continued compliance with all FDA requirements and conditions in an approved or cleared application, including those concerning product specification, manufacturing process, validation, labelling, promotional material, record keeping and reporting requirements, is necessary for all products. In addition, the Group's facilities will be inspected from time to time by the FDA. Failure to comply with any FDA requirement could lead to the need for product recall or other FDA-initiated actions, which could delay further marketing until the products are brought into compliance. Even after approval by the FDA, products may later exhibit adverse effects that could prevent their widespread use or necessitate their withdrawal from the market.

In  the  US,  Congress  passed  the  Clinical Laboratory Improvement Amendments
(CLIA) Act in 1988, establishing quality standards for all laboratory testing to ensure the accuracy and reliability of all laboratory tests, regardless of where the test was performed. The CLIA regulations are based on the complexity of the test method, and the more complex the test method, the more stringent the requirements are for the laboratory which carries out the test. Test methods are assessed by the FDA and the Centers for Medicare and Medicaid Services (CMS) and assigned one of three complexity ratings, namely, waived test, moderately complex test and highly complex test. For a test to be designated as waived it must be so simple and accurate as to render the likelihood of obtaining an erroneous result as negligible. The majority of laboratories in the US are only licenced to carry out tests which are waived.

Medicare and Medicaid

The Medicare program and other federal programs which provide defined health benefits may be an indirect source of revenue for the Group's products. Further, the Medicaid program, a joint federal and state program that provides defined health benefits to certain financially needy individuals, may also provide a source of revenue for the Group's products. There is no guarantee that currently covered products will continue to be reimbursed under the Medicare and Medicaid programs or that products that would otherwise be expected to receive coverage will receive coverage. In general, any restriction on reimbursement, coverage or eligibility under the Medicare or Medicaid program could adversely affect revenues to the Group for products provided to beneficiaries of such programs. In addition, as other insurance programs and third party payors may base their own coverage criteria and reimbursement determinations on the Medicare and Medicaid programs, any restriction on that reimbursement, coverage or eligibility under the Medicare or Medicaid program could adversely affect revenues for the Group's products provided to persons covered under such other programs.

If the Group's products are covered by the Medicare and Medicaid programs, the Group will be subject to extensive federal and state regulation, including but not limited to (i) the Medicare and Medicaid fraud and abuse laws which prohibit the offering or payment of any bribe, kickback, rebate or other remuneration in return for the referral or recommendation of patients for items and services covered by federal health care programs; (ii) the Omnibus Budget Reconciliation Act of 1993 (commonly known as "Stark II") which prohibits certain referrals of federally funded patients by a physician to an entity if the physician or a member of such physician's immediate family has a "financial relationship" (defined broadly to include any type of compensation arrangement or ownership interest) with the entity; and (iii) the federal False Claims Act which imposes civil and criminal liability on individuals or entities that submit false or fraudulent claims for payment to the government. A failure to comply with the requirements of such provisions or their state law equivalents could have a material adverse effect on the Group's business and results of operations.

PRICE REGULATION

In the UK, prices of prescription pharmaceuticals (all products sold by Provalis Healthcare Limited) are controlled by reference to limits upon the overall profitability, measured by the rate of return on capital employed, of sales of products supplied under the National Health Service. The permitted rate of return on capital employed for each pharmaceutical company is determined through negotiations with the UK Department of Health under the Pharmaceutical Price Regulation Scheme. If a company's actual rate of return exceeds the agreed rate, it is required to negotiate either a repayment of past profits which the Department considers to be excessive or future price reductions.

In line with other companies supplying pharmaceutical products to the National Health Service in the UK, the Group is subject to the Pharmaceutical Pricing Regulatory Scheme under which prices are regulated and reviewed every five years. The latest review resulted in a price decrease of 4.5 percent from 1 August 1999. The next review is scheduled to be implemented from October 2004, but no proposals have yet been made. If this review implements further price reductions, the profitability of the Group's pharmaceuticals business may be adversely affected.

Governments may also influence the price of pharmaceutical products through their control of national health care organisations which may bear a large part of the cost of supply of such products to consumers. In the US, Australia and Germany, for instance, indirect pressure can be exerted on prices by government-funded or private medical care plans.

ENVIRONMENTAL REGULATION

Neither the Group's research and development nor its current manufacturing sites makes toxic or any other significant emissions into the atmosphere, nor do they discharge industrial effluent requiring specialised treatment. The Group is, however, subject to laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Waste water from the Group's sites are of sufficiently low hazard to be discharged to the sewage system. The small amount of hazardous waste produced in laboratories is handled by qualified staff and disposed of by properly licenced waste-disposal contractors. The Group believes that the small quantities of other waste it generates are dealt with in compliance with current statutory requirements and that all of its facilities and its waste disposal procedures are in compliance with environmental law.

LEGAL PROCEEDINGS

The Group sought compensation from Dimethaid Research Inc in relation to Dimethaid's decision to terminate the Distribution Agreement under which Provalis Healthcare distributed Pennsaid in the United Kingdom. Arbitration proceedings were commenced in November 2002, and the arbitration hearing was held during October 2003. An award of {pound-sterling}1.2m plus a further {pound-sterling}0.4m in costs and interest, was made in the Group's favour during December 2003, but this has not yet been paid by Dimethaid. This award has not been recognised in these financial statements. The Group has not been involved in any other legal or arbitration proceedings which may have, or have had, a significant effect on the Group's financial position, nor are any such proceedings pending or threatened by or against the Group.

                         PROPERTY, PLANT AND EQUIPMENT

The Company's registered office is located at Newtech Square, Deeside Industrial Park, Deeside, Flintshire, CH5 2NT. The Company and/or its subsidiary companies have entered into leases in respect of the following main premises:

1. DEESIDE                LABORATORY AND OFFICES FOR EACH DIVISION
   Address:               Newtech Square, Deeside Industrial Park,
                          Deeside, Flintshire, CH5 2NT
   Lease Commencement:    May 1995
   Term:                  12 years
   Current Annual Rent:   {pound-sterling}130,000
   Size:                   21,000 square feet
   Rent Review:           Every three years

2. DEESIDE                MEDICAL    DIAGNOSTIC    BUSINESS    WAREHOUSE    AND
                          MANUFACTURING FACILITY
   Address:               Unit 37 Deeside Industrial Park,
                          Deeside, Flintshire.
   Lease Commencement:    June 2001
   Term:                  10 years
   Current Annual Rent:   {pound-sterling}35,500
   Size:                  11,000 square feet
   Rent Review:           5 years

3. SANDYCROFT             PHARMACEUTICALS BUSINESS WAREHOUSE FACILITY
   Address:               Unit C, St Ives Way, Sandycroft, Flintshire.
   Term:                  5 years
   Current Annual Rent:   {pound-sterling}24,000
   Size:                  6,000 square feet
   Rent Review:           None

Properties used in the Group's operations are considered suitable for the purpose for which they are currently used and adequate to meet the Group's current needs.

The Manufacturing capacity of the Medical Diagnostics manufacturing facility, based on a single shift working pattern, is approximately 1.8m Glycosal{reg-trade-mark} test cartridges per year. In the fiscal year ended 30 June 2003, the utilisation of this capacity was around 65%. This capacity can be significantly increased by the adoption of a two or three shift working pattern, should demand require it.

                           ORGANISATIONAL STRUCTURE

The Company has a number of subsidiaries, the majority of which are dormant. The Company's material subsidiaries, and the Company's direct or indirect interest therein, are listed below.

    NAME       PLACE OF                             PRIMARY BUSINESS ACTIVITY                            CLASS OF  % OF SHARES HELD
             INCORPORATION                                                                                SHARES      BY COMPANY
Cortecs       Jersey       Holding company.                                                               Ordinary      100
Holdings Ltd  Channel
              Islands
Provalis UK   England      Holding company and holder of intellectual property; pharmaceutical licencing; Ordinary      100
Ltd                        pharmaceutical investment and research development.
Provalis      England      Research and development; manufacture and distribution; holder of intellectual Ordinary      100
Diagnostics                property.
Ltd
Provalis      England      Pharmaceutical distribution.                                                   Ordinary      100
Healthcare
Ltd
Cortecs       Australia    Holding company and holder of intellectual property.                           Ordinary      100
International
Pty Ltd



ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion of the consolidated financial condition and results of operations of the Group for the fiscal years ended 30 June 2003 ("Fiscal 2003"), 30 June 2002 ("Fiscal 2002") and 30 June 2001 ("Fiscal 2001"),
prepared in accordance with UK GAAP. This discussion should be read in conjunction with the Financial Statements included elsewhere herein. UK GAAP differs in certain respects from US GAAP. One principal difference results from the treatment of share based remuneration.

                         CRITICAL ACCOUNTING POLICIES

To understand Provalis' financial statements, it is important to understand its accounting policies. In preparing our financial statements in accordance with accounting principles generally accepted in the United Kingdom and the United States, management must make estimates and assumptions that impact the reported amount of revenues, expenses, assets, liabilities and related disclosures at the date of the financial statements and during the reporting period. Such judgements are subjective and can be complex. Actual outcomes could differ from those estimates. The Group's critical accounting policies are as follows:

INCOME RECOGNITION

PRODUCT SALES

{circle} Revenue from product sales is recorded as turnover in our financial statements and valued at the invoiced amount (excluding sales and value added taxes). Revenue is recognised on shipment of goods.

INCOME RECOGNITION CRITERIA FOR NON-PRODUCT SALES

{circle} Royalties are recognised on a time accrual basis unless there remains uncertainty over their collection, in which case recognition is deferred until such uncertainties are removed which is typically on cash receipt.

{circle} Revenue under research and development reimbursement contracts, where there is no obligation to repay such amounts, is recognised as the related costs are incurred and is recorded as turnover under UK GAAP.

{circle} Income associated with performance milestones is recognised based upon the occurrence of the event that triggers the milestone payment, as defined in the respective agreement, and is recorded as turnover.

The Group has to consider carefully whether income received in relation to the final three bullet points above, can be treated as earned or has to be deferred. Judgements can be difficult under both UK and US GAAP. This is particularly the case where there is a multiple element arrangement and/or Provalis retains certain obligations. Under US GAAP such arrangements are accounted for under the guidance of SAB101 and may be deferred. Under UK GAAP, which is our primary GAAP, non-refundable licence fee revenue is recognised when earned and when the Group has no future obligation pursuant to the licence fee, in accordance with the terms of the relevant contract. Contracts are evaluated based upon their terms and the individual elements where appropriate are accounted for separately.

INTANGIBLES
Acquisition of product distribution rights, technology rights and brands which are shown at cost less amortisation and provision is made for any impairment. Costs are amortised over the period in which future benefits are expected to arise. The Diclomax{reg-trade-mark} product licence is being amortised over a 10 year period, which is its expected useful, economic life.

TAXATION
The Group has operations in tax jurisdictions in the UK and Australia and is subject to audit in these jurisdictions.

The Group evaluates the need for a deferred tax asset valuation allowance by assessing whether it is more likely than not that it will realise its deferred tax assets in the future. The assessment of whether or not a valuation allowance is required often requires significant judgement including the forecast of future taxable income and the evaluation of tax planning initiatives. Adjustments to the deferred tax valuation allowance are made to earnings in the period when such assessment is made.

                               GENERAL OVERVIEW
GENERAL

Provalis had a strong year in fiscal year 2003. Sales grew significantly to {pound-sterling}14.0m and the Group operating loss was reduced from {pound-sterling}5.4m to {pound-sterling}2.1m. Following the recognition of an exceptional profit of {pound-sterling}3.4m from the variation of the distribution agreement with Dr Falk Pharma, the Group declared a pre-tax profit of {pound-sterling}1.3m - a first for the Group - against a loss of {pound-sterling}5.2m in 2002.

The year saw a notable success in the USA with Cholestech Corporation, our point of care partner in this key market, beginning to sell Glycosal{reg-trade-mark}, our diabetes diagnostic product. Cholestech's sales were kick started by immediate, but "one off", sales to Abbott Laboratories which were then followed by further good progress in the year. The Medical Diagnostics business had sales of {pound-sterling}3.1m as a result of this sales progress and has now supplied over 7,100 instruments and approaching two million test cartridges since the product was introduced in 2000. The directors believe that, with Glycosal{reg-trade-mark}, Provalis has the leading product in the point of care testing of glycated haemoglobin ("HbA1c"). This market continues to expand in the USA as tests that would have been carried out as part of the $1bn laboratory market are beginning to be carried out in the near patient setting.

The Group's pharmaceutical sales business made good progress in the year with sales of {pound-sterling}10.9m and a major advance in profitability to {pound-sterling}2.5m (profit on ordinary activities before tax). Through focused promotion, it generated sales of Diclomax{reg-trade-mark} of
{pound-sterling}6.4m, successfully initiated its business in Ireland with {pound-sterling}0.5m sales, launched Rapolyte{reg-trade-mark} onto the UK market and completed a variation of its distribution arrangement with Dr Falk Pharma for its products for the UK market. The directors recognise the importance of replacing the income stream from the Dr Falk Pharma products, and discussions are on-going with third parties which have products available.

Encouraging progress has been made in product development, with the continued investment in G5, the Group's next generation, patient focused, diagnostics technology. The diabetes HbA1c product using this platform is now coming to the end of its development and is being readied for clinical trials to support the Group's application to register the product for prescription home use status with the FDA in the USA.

The cash position and future cash flows of the Group will benefit from a number of factors; the margin from the growing pharmaceutical sales business, stopping R&D expenditure within the Therapeutic R&D business, the availability of a {pound-sterling}0.95m grant from the Welsh Development Agency to support capital expenditure related to manufacturing expansion, the anticipated payment of {pound-sterling}1.6m from Dimethaid following the arbitration award and the variation of the Dr Falk Pharma distribution agreement yielding up to a further {pound-sterling}3.5m cash by January 2005. Importantly, the weekly instalments payable to Pfizer for Diclomax{reg-trade-mark} will stop in November 2004, resulting in substantial cash flows being generated by Diclomax{reg-trade-mark} thereafter.

PRODUCTS AND MARKETS

Provalis'   two   key   products   are   the  diabetes  management   diagnostic
Glycosal{reg-trade-mark}      and      the      anti-arthritis       medication
Diclomax{reg-trade-mark}.

GLYCOSAL{reg-trade-mark}

The major advance for Glycosal{reg-trade-mark} this fiscal year has been in the USA - the world's largest diagnostics market - where sales of the instrument and the pull-through of the test cartridges have been pleasing. The product has been particularly well received by the smaller doctors' practices.

In fiscal year 2003 the Group supplied over one million Glycosal{reg-trade-mark} test cartridges for sale and shipped twice as many instruments as in the previous two years combined. Our distributors report that 200 to 300 instruments continue to be placed with doctors in the USA each month. Provalis estimated its installed base of machines stood at over 6,000 by September 2003. The Group believes that Glycosal{reg-trade-mark} is now the leading CLIA waived doctors' office diabetes HbA1c product in the USA market.

Sales of Glycosal{reg-trade-mark} continue to advance in the other markets into which it is sold by our two key distributors, Cholestech Corporation, which sells the product as the "GDX", and Bio-Rad Laboratories, which sells it as the "MicroMat II".

The number of countries in which Glycosal{reg-trade-mark} is sold continues to increase. In particular, Cholestech has recently launched the product in Canada, another high value market, where over 2.2m people are estimated to have the disease, and in June the first shipment was made to Bio-Rad to service the Japanese market which is the second largest HbA1c market in the world. In addition, Bio-Rad introduced the product into India in October 2003, and is establishing a number of direct marketing opportunities for Glycosal{reg-trade-mark} in developing markets.

Glycosal{reg-trade-mark} also received a number of technical acknowledgments in the year. As well as receiving the enhanced National Glycohemoglobin Standardisation Programme Certification ("NGSP") registration, Glycosal{reg-trade-mark} scored highly in the independent assessment of diabetes HbA1c tests assessed by the Medical Devices Agency in the UK.

One disappointment in the year has been the level of sales of Glycosal{reg-trade-mark} to the UK NHS under Provalis' direct selling scheme. The Group has suspended its direct selling efforts in the UK and is now seeking to progress the product in the UK through initiatives with pharmaceutical companies, as exemplified by our relationship with Takeda, or via sub-distributors. Our view on this may be revised in 2004/5 once the recent diabetes initiative with the UK NHS is fully underway and the new GP's contract rewarding surgeries for patient diabetes monitoring becomes fully implemented.

Nevertheless,   Glycosal{reg-trade-mark}  is  well  placed  to   continue   its
penetration of the multi-billion pound diabetes market.

DICLOMAX{reg-trade-mark}

Diclomax{reg-trade-mark} was acquired from Pfizer in late 2001 and this year represented the first full year of sales by Provalis in the UK. It has been promoted heavily by the representative sales force and with focused advertising. Sales were {pound-sterling}6.4m, slightly below internal expectations, despite an increased share of the declining NSAID market which continues to be affected by the new COX2 inhibitors. A minor effect on sales was also seen with a period of reduced purchases by wholesalers during January and February 2003 to enable them to reduce their stockholdings. Diclomax{reg-trade-mark} remains the most important product for the Pharmaceutical division. In the year ahead the Group expects to see growth of Diclomax{reg-trade-mark} sales through both its launch in Ireland and other marketing initiatives.

OTHER PHARMACEUTICAL PRODUCTS

Good sales progress was made with the other core products in the Pharmaceutical range, Calceos{reg-trade-mark}, Clotam Rapid{reg-trade-mark} and products in the Dr Falk Pharma range (Ursofalk{reg-trade-mark}, Budenofalk{reg-trade-mark} and Salofalk{reg-trade-mark}), and all showed growth in the year.

PHARMACEUTICAL SALES IN THE REPUBLIC OF IRELAND

Sales of the Dr Falk Pharma range in the Republic of Ireland started promisingly with a contribution of {pound-sterling}0.5m in the period from February to June 2003. Inevitably some of the sales were pipeline stocking but we expect the Irish market to be a driver of growth for the Pharmaceutical division in the year ahead. Diclomax{reg-trade-mark} and Salofalk granules were launched during November 2003.

THE DR FALK PHARMA DEAL

Provalis has agreed to vary its distribution agreement with Dr Falk Pharma for the Falk range of products. Provalis was due to distribute these products in the UK until 2010 but the agreement will now terminate in December 2004. In return for this reduction in the distribution agreement term, the agreement was immediately extended to include Ireland (which had established sales of {pound-sterling}0.5m per year), Provalis received {pound-sterling}1.5m in February 2003 and will receive up to a further {pound-sterling}3.5m in cash by January 2005.

LICENCING AND PRODUCT ACQUISITION

During May the Pharmaceuticals business launched Rapolyte{reg-trade-mark}, which is a competitively priced fruit flavoured oral rehydration therapy, onto the UK market. Further products in the Falk range have been introduced into the UK market over the past few months, and these, together with
Diclomax{reg-trade-mark},  were  launched  in  Ireland  during  November  2003.
Additional products for this profitable Pharmaceutical business are being identified.

PARTNER AND DISTRIBUTOR MANAGEMENT

Provalis recognises that the success of its Medical Diagnostics business, at least in the short term, must come from the success of its selected commercial partners or distributors. During the fiscal year it managed a significant, but "one off" order for Glycosal{reg-trade-mark} with Abbott Laboratories, cemented its relationship with Bio-Rad Laboratories Inc. and Cholestech Corporation for Glycosal{reg-trade-mark} and continued its supply of Osteosal{reg-trade-mark} to Aventis.

The Group prides itself on its partnering arrangements and believes it has much to offer to ensure mutual commercial success in the long term. Strong intellectual property, timely product supply, high and consistent product quality, regulatory compliance and the flexibility to allow commercial opportunities to be pursued, are considered important for success and are attributes that Provalis is dedicated to achieve. In return, Provalis seeks rapid market feedback on product performance from customers, and an understanding of the key elements of the sales process in its target markets to guide future product development and commercialisation.

MANUFACTURING AND PRODUCT SUPPLY

2003 has been a year in which Provalis has built a strong product supply base for its Medical Diagnostics business.

The Glycosal{reg-trade-mark} test cartridge manufacturing facility at Deeside is now fully on stream, and in April 2003 became fully automated. This gave manufacturing efficiencies, lower cycle times per cartridge and lower production costs ready for a greater volume of supply in 2004. Manufacturing output in 2003 was four times that of 2002 and over one million test cartridges were produced in the year.

The Far East supply of Glycosal{reg-trade-mark} instruments began in the year providing both margin and capacity improvement for the Group. This was important for both supplying the key US market and meeting the order from Abbott Laboratories.

Provalis has built its product supply network with its distributors and in April 2003 opened a new Healthcare and Diagnostics logistics centre some five miles from Deeside. This centre has allowed the expansion of the recent Deeside manufacturing area to begin to make space for the G5 cartridge filling equipment that will be installed in 2004. Provalis anticipates that over {pound-sterling}1m will be committed to G5 manufacturing equipment in 2004 with support coming from the grant given to Provalis by the Welsh Development Agency.

                              RECENT DEVELOPMENTS

Group sales in the first quarter of fiscal year 2004 were just over {pound-sterling}3.0m, lower than both expectations and the {pound-sterling}3.5m in the same period last year. However, it should be remembered that the first quarter last year was dominated by the one-off sales of Glycosal{reg-trade-mark} instruments and test cartridges to Abbott Laboratories of approximately {pound-sterling}0.4m. Although our cash position remains healthy, with cash above expectations, we do anticipate that this sales shortfall will affect the result for the first half of the year.

Sales by the pharmaceutical business were marginally below those of the same quarter last year. The remainder of the year should, however, see sales growth, helped by the launches during November of Diclomax{reg-trade-mark} onto the Irish market and a new, high strength, version of Salofalk{reg-trade-mark} onto both the UK and Irish markets.

We are in discussions with several companies concerning the acquisition, or in-licencing, of new products for the pharmaceutical business, some of which are at an advanced stage. We are also pursuing innovative co-marketing deals on products, particularly for the Ireland market. We hope to make further announcements on these initiatives later in the year.

Medical Diagnostics' sales to its distributors, particularly of Glycosal{reg-trade-mark} cartridges, were slower in July and August, and although they picked up again in September, overall sales for the first quarter are below expectations and those of last year. This is not that surprising given the sales last year to Abbott.

Our distributors have reported to us that they themselves have had stronger Glycosal{reg-trade-mark} sales in the July to September period than in the previous 3 months, with approximately 1,000 instruments placed in the US alone and important repeat orders for test cartridges. Much of this demand was supplied from stock held within the extended supply chain which is comprised of our distributors and their multiple sub-distributors. Outside the US, our distributors have also informed us that Glycosal{reg-trade-mark} has been introduced into India during October and is continuing its roll-out in Japan, both significant diabetes markets as well as having been launched in Canada.

                               OPERATING RESULTS

FISCAL 2003 COMPARED TO FISCAL 2002

Turnover increased {pound-sterling}4.6m from {pound-sterling}9.4m in Fiscal 2002 to {pound-sterling}14.0m in Fiscal 2003. The increase was primarily attributable to higher sales by the Pharmaceutical division, principally due to a full year's sales of Diclomax{reg-trade-mark}, compared to seven months from acquisition in Fiscal 2002, and the growth of {pound-sterling}2.2m in the Diagnostics division from the sales of Glycosal{reg-trade-mark}.

Gross profit increased {pound-sterling}2.4m from {pound-sterling}5.3m in Fiscal 2002 to {pound-sterling}7.7m in Fiscal 2003 as a result of the impact of increased sales.

Selling    and   distribution   costs   decreased   {pound-sterling}0.1m   from
{pound-sterling}3.2m in Fiscal 2002 to {pound-sterling}3.1m in Fiscal 2003 as a result of tight expenditure controls.

Administration costs increased by {pound-sterling}0.4m to {pound-sterling}3.2m in Fiscal 2003, due in part to the costs of establishing the pharmaceutical sales business in Ireland and inflation.

Amortisation costs of {pound-sterling}1.5m were charged in Fiscal 2003 ({pound-sterling}1.4m in Fiscal 2002). The costs in Fiscal 2002 represented a write off of the investment in Pennsaid ({pound-sterling}0.5m) and the amortisation since acquisition in December 2001 of Diclomax ({pound-sterling}0.9m). The costs in Fiscal 2003 represent a full year's amortisation cost of Diclomax. The cost of acquisition of Diclomax has been capitalised, and is being written off over ten years.

The Group's expenditure on research and development during Fiscal 2003 was approximately {pound-sterling}2.0m, down from {pound-sterling}3.3m in Fiscal 2002 following the decision to stop investment in the Therapeutics R&D business.

As a result of the foregoing, the operating loss reduced {pound-sterling}3.3m from {pound-sterling}5.4m in Fiscal 2002 to {pound-sterling}2.1m in Fiscal 2003.

The profit on the variation of the distribution agreement is the fixed element of the cash receivable from the variation of the distribution agreement with Dr Falk Pharma. {pound-sterling}1.5m was received in February 2003, {pound-sterling}1.5m is due to be received in January 2004 and a further {pound-sterling}0.4m in January 2005. Up to a further {pound-sterling}1.6m is expected to be received in January 2005, the exact amount being contingent on the level of sales of Falk products in calendar year 2004.

Net interest income was unchanged at {pound-sterling}0.2m.

As a result of the foregoing, the net profit for Fiscal 2003 amounted to {pound-sterling}1.3m compared with a loss of {pound-sterling}4.8m for Fiscal 2002.

FISCAL 2002 COMPARED TO FISCAL 2001

Turnover increased {pound-sterling}1.6m from {pound-sterling}7.8m in Fiscal 2001 to {pound-sterling}9.4m in Fiscal 2002. The increase was primarily attributable to higher volumes of sales by the Healthcare division, principally of the newly acquired product, Diclomax{reg-trade-mark}, in the seven months since acquisition.

Gross profit increased {pound-sterling}2.2m from {pound-sterling}3.1m in Fiscal 2001 to {pound-sterling}5.3m in Fiscal 2002 as a result of the impact since acquisition of Diclomax{reg-trade-mark}.

Selling   and   distribution   costs   increased   {pound-sterling}0.6m    from
{pound-sterling}2.6m in Fiscal 2001 to {pound-sterling}3.2m in Fiscal 2001 as a result of greater marketing activity and expansion of the sales force.

Administration costs increased by {pound-sterling}0.4m to {pound-sterling}2.8m in Fiscal 2002, mainly as a result of not having the exceptional credit of {pound-sterling}0.8m recorded in Fiscal 2001, which related to costs associated with the departure of a former director which were written back.

Amortisation costs of {pound-sterling}1.4m were charged in Fiscal 2002 (nil in Fiscal 2001). This represented a write off of the investment in Pennsaid ({pound-sterling}0.5m) and the amortisation since acquisition in December 2001 of Diclomax ({pound-sterling}0.9m). The cost of acquisition of Diclomax has been capitalised, and is being written off over ten years.

The Group's expenditure on research and development during the fiscal year ended 30 June 2002 was approximately {pound-sterling}3.3m, unchanged from the prior fiscal year.

As a result of the foregoing, the operating loss increased {pound-sterling}0.2m from {pound-sterling}5.2m in Fiscal 2001 to {pound-sterling}5.4m in Fiscal 2002.

Net interest income decreased {pound-sterling}0.3m from {pound-sterling}0.5m in Fiscal 2001 to {pound-sterling}0.2m in Fiscal 2002. Interest income has decreased as a result of reduced interest rates and lower cash balances.

As a result of the foregoing, the net loss for Fiscal 2002 amounted to {pound-sterling}4.8m compared with {pound-sterling}4.4m for Fiscal 2001.

SUBSEQUENT EVENT The Group's UK financial statements for the year ended 30 June 2003 were approved and issued on the 1st September 2003. In December 2003 the Inland Revenue rejected a claim for Research and Development tax credits in the Medical Diagnostics business. The group is strongly contesting the Inland Revenue's decision. Cumulatively, the Group has recognised {pound-sterling}0.4m in respect of the Research and Development tax credits for the Medical Diagnostics business. However if the Group's appeals are unsuccessful, the cash received to date of {pound-sterling}0.3m in respect of these credits will have to be repaid.

At the same time the Inland Revenue accepted the claim for the Research and Development tax credits for the Therapeutics business at an amount of {pound-sterling}0.1m in excess of the credits previously recognised in the accounts.

The effect of the Inland Revenue's decisions to date on the accounts for the year ended 30 June 2004 will be an increase in the tax charge of {pound-sterling}0.3m. As the event occurred subsequent to the issuance of the UK financial statements for the year ended 30 June 2003 it is not reflected in those financial statements.

                        LIQUIDITY AND CAPITAL RESOURCES

The Group's sources of liquidity are (i) unrestricted cash reserves (ii) cash flow from operations and (iii) possible future equity and debt financings. Over the past three fiscal years, the Group has also generated cash from disposals of non-core businesses and a variation to a distribution agreement; it does not, however, anticipate further disposals or similar variations to agreements in the near term to the degree undertaken over the last three years, although smaller disposals of non-core assets may be undertaken, and certain of the Therapeutic R & D programmes have been offered for sale.

Net cash outflow from operating activities for Fiscal 2003 was {pound-sterling}0.7m as compared to {pound-sterling}3.7m in Fiscal 2002 due principally to a {pound-sterling}3.3m decrease in operating loss offset by in an adverse working capital movement. Net cash inflow from returns on investments and servicing of finance was unchanged at {pound-sterling}0.2m. Capital expenditures during Fiscal 2003 were {pound-sterling}0.5m compared with {pound-sterling}0.8m in Fiscal 2002. Capital expenditures during Fiscal 2003 were primarily for plant and machinery for the Medical Diagnostics business . In Fiscal 2003 there was a spending of {pound-sterling}4.6m on the acquisition of intangible assets, compared with {pound-sterling}3.9m in Fiscal 2002. In Fiscal 2003 {pound-sterling}1.5m was received following the variation of a distribution agreement with Dr Falk Pharma (nil in Fiscal 2002). In Fiscal 2002, the Company raised a net {pound-sterling}10.1m from the new issue of 96,000,000 shares at 11.25p per share. The Group continues to pursue positive cash flows from its two operating businesses, Pharmaceuticals and Medical Diagnostics, to fund the expanded R&D effort of the Medical Diagnostics business to advance new and current product programmes.

In the Group's opinion, its working capital is sufficient for the Company's present requirements.

The Group had an unsecured loan, the balance outstanding at June 30, 2002 being {pound-sterling}0.1m. This loan bore a rate of interest at 9% per annum and was repaid on August 13, 2002.

In addition, at June 30, 2003, the Group had deferred acquisition costs of {pound-sterling}6.4m owing to Parke Davis in respect of the acquisition of Diclomax, of which {pound-sterling}1.8m is due after June 30, 2004. These deferred acquisition costs are payable by weekly instalments until November 2004. As security for these payments, Parke Davis had a debenture over all of the assets of the Company and has a debenture over all of the assets (excluding the book debts) of Provalis Healthcare Limited. The security offered by the Company lapsed on December 3, 2002, but the Company continues to guarantee the payment of the deferred acquisition costs by Provalis Healthcare Limited. The security offered by Provalis Healthcare Limited remains in place until all deferred acquisition costs have been paid.

No other borrowings were incurred during, nor since, Fiscal Year 2003. The Group has no committed borrowing facilities in place.

The Group had unprovided capital commitments of {pound-sterling}0.1m as at June 30, 2003, largely in respect of equipment for the Medical Diagnostics business. It anticipates paying for these from its own cash resources.

The Group's current strategy is designed to both improve the commercial viability of the Group by focusing its operational businesses on core products and technologies, as well as to reduce the Group's cash burn. It is the intention of the Group that cash generated by the Pharmaceuticals and Medical Diagnostics businesses will fund the Group's research and development activities in the medium to long term. The Group's future working capital and capital requirements may, however, vary significantly from those currently anticipated. Those requirements will depend, inter alia, on the rate at which operating losses are incurred; the rate of net cash utilisation within the Group and, hence, the Group's possible need for additional capital in the short, medium and/or long term; the success of the Group's distribution and other commercial agreements with third parties; the execution of development, licencing, research, manufacturing and other collaboration agreements with third parties; the success of the Group's continuing research and development, strategies and activities; uncertainties related to future trial results and the associated regulatory process; the viability of the Group's products, which are at various stages of development; the generation of sufficient operating cash flow by the Group's pharmaceutical and medical diagnostics businesses to finance the ongoing development of these businesses as well as the Group's research and development activities; the risks of technological obsolescence and risks associated with the Group's highly competitive industry; the Group's dependence on suppliers of products and key product components; restrictions placed on the Group within the existing pharmaceutical pricing environment; the impact of future competition and other laws, regulations and policies; the need to obtain regulatory approvals for the Group's products and the timing of required regulatory approvals; availability and level of reimbursement for the Group's products from government health administration authorities and other third party payors, under Medicare, Medicaid and other similar regulations; the risk of product liability and policy limits of product liability insurance; potential liability for human clinical trials; the ability of the Group and/or its licensors to obtain patent protection for products in Europe, the US and other countries and to otherwise protect its intellectual property; the share price of publicly quoted companies in the Group's sector, which can be highly volatile; compliance with laws, regulations or policies relating to environmental protection, disposal of hazardous substances and health and safety at work; the Group's dependence on key personnel and the quality, judgement and strategic decisions of management and other personnel; general business and economic conditions; and other factors referenced herein, many of which are beyond the Group's control and may cause the Group's available capital resources to be used more quickly than expected.


MATERIAL COMMITMENTS

The following table shows amounts committed to as at 30 June, 2003.


                               {lesser} 1 year          1-2 years          2-5 years  {greater} 5 years
                            {pound-sterling}'m {pound-sterling}'m {pound-sterling}'m {pound-sterling}'m
Lease payments                     0.1                0.1                0.1                 0.1




Capital commitments                0.1                 -                  -                  -
Intangible asset commitments       4.6                1.8                 -                  -
                                 _______            _______            _______            _______
                                   4.8                1.9                0.1                0.1
                                 _______            _______            _______            _______

FOREIGN EXCHANGE

The Group's operations are primarily in the UK. Foreign currency transactions are recorded in Pounds Sterling using either the rate of exchange prevailing at the date of the transaction or, when foreign exchange contracts have been entered into, the contract rates. At the fiscal year end, amounts receivable and payable by the Group in foreign currency are translated into Pounds Sterling at the exchange rates prevailing at that date. The accounts of foreign subsidiaries are translated into Pounds Sterling on the following basis: balance sheet items are translated at closing rates and profit and loss account items are translated at the average rate during the relevant period. Translation gains and losses relating to self sustaining subsidiaries are taken to the foreign currency translation reserve in shareholders' equity. Exchange differences in the consolidated financial accounts arising on the translation of the Group's net investment in foreign subsidiaries are recorded as movements in the profit and loss account reserve.

The UK is regarded as a historically low inflation jurisdiction, therefore inflation generally is not considered to have a material impact on the Group's results.

EUROPEAN ECONOMIC AND MONETARY UNION

European Economic and Monetary Union began on 1 January 1999 in eleven member states of the European Union (the "EU"). Each of these participating member states replaced its old currency with a single currency (the "Euro"), irrevocably fixed its exchange rate and transferred authority for conducting its national monetary policy to a European Central Bank. The UK government has announced that it does not intend to participate in European Economic and Monetary Union until a later date, if at all. Accordingly, Pounds Sterling remains unaffected by the introduction of the Euro. As the Group conducts almost all of its operations in the UK, it will continue to record and report business transactions in Pounds Sterling.

UK companies will, however, remain exposed to any additional exchange rate risk which results from the introduction of the Euro. Although the majority of its revenues and expenses are denominated in Pounds Sterling, with some trade in US dollars and Euros, the Group has entered into forward purchases of Euros to hedge against exchange rate risk in respect of purchases for the pharmaceutical business.

The Group continues to review its accounting and management systems to ensure that they are Euro compatible and that it may accommodate suppliers and customers with pan-European operations. Based on the review to date, the Group believes that the costs associated with ensuring flexibility to transact business in Euros will not have a material adverse effect on its financial condition or results of operations.

If the UK should eventually decide to participate in the European Economic and Monetary Union, the Group may be required to invest in accounting and management systems with additional flexibility, including duplicate accounting. It is possible that achieving this flexibility may result in significant additional cost to the Group.

NEW US AND UK ACCOUNTING STANDARDS

New UK Accounting Standards

There are no new UK accounting standards

New US Accounting Standards

SFAS 146

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 supersedes Emerging Issues Task Force No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring. SFAS No.146 eliminates the provisions of EITF 94-3 that required a liability to be recognized for certain exit or disposal activities at the date an entity committed to an exit plan. SFAS No. 146 requires a liability for costs associated with an exit or disposal activity to be recognized when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 has not had a material impact on our results of operations or financial position.

SFAS No. 148

In December 2002 the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123". SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 123 amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

SFAS No. 148 permits two additional transition methods for entities that adopt the preferable method of accounting for stock-based employee compensation. Both of those methods avoid the ramp-up effect arising from prospective application of the fair value based method. In addition, to address concerns raised by some constituents about the lack of comparability caused by multiple transition methods, this Statement does not permit the use of the original Statement 123 prospective method of transition for changes to the fair value based method made in fiscal years beginning after December 15, 2003. In the absence of a single accounting method for stock-based employee compensation, SFAS No. 148 requires disclosure of comparable information for all companies regardless of whether, when, or how an entity adopts the preferable, fair value based method of accounting.

SFAS No. 149

In April 2003 the FASB issued SFAS No. 149 "Amendment of FASB Statement No. 133" on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No.133, "Accounting for Derivative instruments and Hedging Activities". The Statement is generally effective for contracts entered or modified after June 30, 2003 and is not expected to have a material impact on our financial position or results of operations.

SFAS No.150

On May 15, 2003, the FASB issued SFAS No.150 "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" which requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations of the issuer. The Statement is generally effective for instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company is evaluating the impact on our financial position or results of operations.

EITF 00-21

  In November 2002, the Emerging Issues Task Force issued its consensus on EITF 00-21, Revenue Arrangements with Multiple Deliverables ("EITF 00-21") on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF, in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) the delivered item(s) has value to the customer on a standalone basis,
(2) there is objective and reliable evidence of the fair value of the undelivered item(s), and (3) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after 15 June 2003. The Company has not yet completed an analysis of EITF 00-21 and the related impact on its shareholders' equity or results.

                           RESEARCH AND DEVELOPMENT

The Group's expenditure on research and development during the fiscal years ended 30 June 2003, 2002, and 2001 was approximately {pound-sterling}2.0 million, {pound-sterling}3.3 million and {pound-sterling}3.3 million respectively. As at 30 June 2003, the average number of employees engaged in the Group's research and development was 13 individuals, down from 17 for the year ending 30 June 2002 and 15 for the year ended 30 June 2001. As noted elsewhere in this report, given the still significant costs required to fund the evaluation of mainstream vaccine candidates through clinical trials, significant expenditure on the R&D associated with the Group's therapeutic vaccine products was stopped early in the first half of fiscal year 2003.

                               TREND INFORMATION

For  information  on  trends  in  future operations and capital resources,  see
"General  Overview",  "Results  of  Operations"   and  "Liquidity  and  Capital
Resources" above.

                        OFF BALANCE SHEET ARRANGEMENTS

The Group has no off balance sheet arrangements as defined by SEC rules.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

                        DIRECTORS AND SENIOR MANAGEMENT


The Articles of Association of the Company provide that there shall be not less than three nor more than twelve Directors. As at the date of this filing, there were five Directors of the Company. These are:

Mr Frank Harding           Non-Executive Chairman
Dr Philip Gould            Chief Executive Officer
Mr Peter Bream             Finance Director (appointed July 1st 2003)
Ms Christine Soden         Non-Executive Director
Dr David Bloxham           Non-Executive Director

Mr Neil Kirkby, the previous finance director, resigned on April 4th 2003 to pursue other interests.

See "- Board Practices - Regular Re-election of Directors" below regarding terms of the Directors.
As at the date of this filing, there were three additional members of senior management of the Company. These are:

Mr Mark Keeling            Managing Director of the Pharmaceutical business
Mr John Curtis             Managing Director of the Medical Diagnostics
                           business
Mr Lee Greenbury           Company Secretary of the Company

Details of the current Directors and senior management of the Company are as follows:

MR FRANK HARDING

NON-EXECUTIVE CHAIRMAN AGED 66
Frank Harding was appointed as a non-executive director of the Company in November 1998 and became Chairman in November 1999. He is also non-executive Chairman of KLM UK Holdings Limited and a director of Sitka Health Fund VCT plc. Mr Harding is a Chartered Accountant who was a partner in KPMG from 1967 to 1996 and who from 1997 to 2000 was President of the International Federation of Accountants.

DR PHILIP GOULD

CHIEF EXECUTIVE OFFICER AGED 50

Phil Gould joined the Group in January 1998 as Director of Research and Development and became Chief Executive Officer in January 1999. He is also the non-executive Chairman of Lectus Therapeutics Limited. Prior to joining Provalis, he was Head of New Product Introduction at GlaxoWellcome. Before GlaxoWellcome, Dr Gould worked at a number of other pharmaceutical companies, including Reckitt & Colman Pharmaceuticals, Pfizer Central Research and Lederle Laboratories. Dr Gould became a Fellow of the Royal Society of Chemistry in 1990. He has a BSc (Hons) in Chemistry and a PhD in Physical Chemistry from the University of Hull and has published widely on drug delivery systems. He is also an Honourary Professor of Health Sciences at Liverpool John Moores University. Dr Gould is also the inventor of four patented pharmaceutical systems.

MR PETER BREAM

FINANCE DIRECTOR AGED 36

Peter Bream joined the Group in July 2003 as Finance Director from API Group plc, a specialised packaging group, where he was Finance Director for the Group's largest division. Following a degree in Engineering and Management from Cambridge University, he trained with Coopers & Lybrand Deloitte (now PricewaterhouseCoopers) spending significant time in management consultancy and on corporate finance projects. After qualification as a Chartered Accountant in 1991, he joined Esso UK, undertaking financial accounting, management accounting and strategic planning roles before joining Gestetner Group plc as Group Accountant and subsequently API Group plc.

MS CHRISTINE SODEN

NON-EXECUTIVE DIRECTOR AGED 46

Christine Soden was appointed as a non-executive director of the Company and as Chairman of the Audit Committee in March 2000. Ms Soden, who currently holds the position of Chief Financial Officer of Oxagen Ltd, was previously Finance Director of Chiroscience Group plc and, following its merger with Celltech Group plc, Chief Financial Officer of Celltech Chiroscience plc. Ms Soden, who qualified as a Chartered Accountant in 1981, has extensive experience in the pharmaceutical industry in finance, business development and investor relations.

DR DAVID BLOXHAM

NON-EXECUTIVE DIRECTOR AGED 56

David Bloxham was appointed as a non-executive director of the Company in May 2000. Dr Bloxham is the Chief Executive Officer of Evolutec Ltd and was previously Chief Executive of Cobra Therapeutics Limited, now a wholly owned subsidiary of ML Laboratories plc. Dr Bloxham has formerly held positions of Research and Development Director and Chief Operating Officer of Celltech Group plc. Dr Bloxham obtained a degree in Biochemistry in 1971 at the University of Southampton, and has held a number of senior industrial positions.

MR LEE GREENBURY

COMPANY SECRETARY AGED 40

Lee Greenbury joined the Company as Group Legal Counsel in July 1998. He became Company Secretary in November 1998, and has subsequently taken on the additional role of Director of Corporate Affairs. Mr Greenbury joined Provalis from The Boots Company plc where he was Commercial Legal Adviser. Mr Greenbury qualified as a Solicitor in 1989.

MR JOHN CURTIS

MANAGING DIRECTOR, PROVALIS DIAGNOSTICS AGED 52

John Curtis joined the Group in October 1996 as Managing Director of Provalis Diagnostics Limited. Between 1979 and 1996 Mr Curtis was Managing Director of Wilj International Limited, before which he was Product Director for Wellcome Diagnostics from 1976 to 1979. He has founded and co-founded a number of companies in the pharmaceutical and diagnostics sectors including Clinical Innovations Limited, Meduser Systems Limited and Anagen plc. Mr Curtis is the inventor of several novel systems in medical diagnostics, including closed system genetic probe analysis, decontamination of dispensing systems, computer control of multiple precision movement mechanics and measurement of ultra-low amounts of light derived from chemi-luminescent reactions.

MR MARK KEELING

MANAGING DIRECTOR, PROVALIS HEALTHCARE AGED 43

Mark Keeling joined the Group in April 1993 as General Manager of Provalis Healthcare Limited and he was promoted to Managing Director in September 1999. Mr Keeling has a BSc in Pharmacology from the University of Aberdeen and is a member of the Pharmaceutical Marketing Society. Before joining the Group Mr Keeling was Marketing Manager for Kent Pharmaceuticals. He has also worked at a number of pharmaceutical companies including Evans-Kerfoot, Berk Pharmaceuticals and Rorer Healthcare.

                                 COMPENSATION

Details of the emoluments and aggregate remuneration of directors and members of senior management for Fiscal 2003 are as follows:

EMOLUMENTS OF DIRECTORS AND MEMBERS OF SENIOR MANAGEMENT

                    Salaries/                                            2003            2002            2003            2002
                         Fees           Bonus        Benefits           TOTAL           Total         PENSION          Pension
             {pound-sterling} {pound-sterling} {pound-sterling} {pound-sterling} {pound-sterling} {pound-sterling} {pound-sterling}

CURRENT
EXECUTIVE
Dr P Gould            210,000          31,500          13,323         254,823         223,033          25,200          22,800
CURRENT  NON-
EXECUTIVE
Mr F Harding           50,000               -               -          50,000          50,000               -               -
Ms C Soden            26,000*               -               -          26,000          26,000               -               -
Dr D Bloxham         23,500**               -               -          23,500          21,000               -               -
CURRENT
SENIOR
MANAGEMENT
Mr J Curtis           126,000          22,700          12,685         161,385         141,590          15,120          14,400
Mr M Keeeling          91,000          13,700          12,313         117,013         111,298          10,920          10,440
Mr L                   92,500          13,900          11,837         118,237         106,818          11,100          10,020
Greenbury
FORMER
EXECUTIVE
Mr N Kirkby
(resigned              88,020          10,500           8,312         106,893         121,115          10,562          11,400
04.04.03)
FORMER   NON-
EXECUTIVE
Dr D Earl                   -               -               -               -           8,750               -               -
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                 707,020          92,300          58,470         857,790         809,604          72,902          69,060
-----------------------------------------------------------------------------------------------------------------------------------
Money                       -               -               -          72,902          69,060
purchase
pension
contributions
AGGREGATE
REMUNERATION          707,020          92,300          58,470         930,692         878,664
(INCLUDING
MEMBERS OF
SENIOR
MANAGEMENT
---------------------------------------------------------------------------------------------

* Includes {pound-sterling}5,000 per annum in respect of her Chairmanship of the Audit Committee.
** Includes {pound-sterling}2,500 ({pound-sterling}5,000 per annum) for six months in respect of his Chairmanship of the Remuneration Committee.

Each executive director of the Company participates in the Group's executive bonus scheme. Under this scheme, the director may receive a bonus of up to 45% of his annual salary in fiscal year 2004, rising to 50% in each fiscal year thereafter, dependent on the achievement of objectives determined by the Company's Remuneration Committee. Executive directors are also eligible to participate in the Group's Long Term Incentive Plan 2003, which was adopted by the Company at its Annual General Meeting held on October 23 2003. Following the adoption of this plan, no executive director or senior manager is entitled to participate in the Group's share option scheme save on joining the Group.

On October 15 2002 Dr. Gould received a grant of an option to purchase 1,532,846 Ordinary Shares at an exercise price of {pound-sterling}0.0685, which option will expire on October 14, 2012; on October 15 2002 Mr. Kirkby received a grant of an option to purchase 839,416 Ordinary Shares at an exercise price of {pound-sterling}0.0685, which option expired on April 4th 2003 when Mr Kirkby ceased employment with the Company; and on October 14, 2003 Mr Bream received a grant of an option to purchase 250,000 ordinary shares at an exercise price of {pound-sterling}0.117, which options will expire on October 13, 2013.

During the last fiscal year, the Group did not make any payments, set aside or accrual in respect of pension benefits for its directors and members of senior management, other than the {pound-sterling}72,902 set out in the table above.

                                BOARD PRACTICES

DIRECTORS' SERVICE CONTRACTS AND REMUNERATION

All senior executives of the Company have service contracts. None of the service contracts is for a fixed term. All of these service contracts are terminable by the Company or by the executive on giving the specified period of notice. In each such contract, the Company reserves the right to terminate the employment without notice and to make a payment of salary in lieu of such notice. No such contract contains any provision quantifying the level of compensation payable to an executive for loss of office. Details of the service contracts currently in place for directors are as follows:


(a) Dr Philip Gould was appointed a director on 30 November 1998. His service contract is with Provalis UK Limited and specifies a notice period of twelve months on either side. His annual salary with effect from 1 July 2003 is {pound-sterling}218,400 and he is entitled to pension contributions of 12% of his annual salary into a money purchase scheme, the provision of a motor car or allowance, private healthcare, permanent health and life insurance. In addition, he may also be entitled, depending on the achievement of corporate and individual objectives which will be set by the Company's Remuneration Committee, to bonus payments under the Group's discretionary bonus scheme up to a maximum of 45% of his salary in the financial year ending 30 June 2004, and up to a maximum of 50% in each year thereafter (see Item 6 - Board Practices - Performance related bonus scheme and long term incentive plan for details). As a director, Dr Gould has been entitled to participate in the Provalis plc 1997 Employee Share Option Scheme, the Provalis plc Savings-Related Share Option Scheme 2001 and the Provalis plc Enterprise Management Incentive Scheme (which was introduced during the fiscal year). Details of the options granted to Dr Gould, and of the performance conditions relating to each, are set out under "Directors, Senior Management and Employees - Share Ownership". Dr Gould is now entitled to participate in the Long Term Incentive Plan in place of these earlier schemes.

(b) Mr Peter Bream was appointed a director on 1 July 2003. His service contract is with Provalis UK Limited and specifies a notice period of six months on either side. His annual salary with effect from 1 July 2003 is {pound-sterling}105,000 and he is entitled to pension contributions of 12% of his annual salary into a money purchase scheme, the provision of a motor car or allowance, private healthcare, permanent health and life insurance. In addition, he may also be entitled, depending on the achievement of corporate and individual objectives which will be set by the Company's Remuneration Committee, to bonus payments under the Group's discretionary bonus scheme up to a maximum of 45% of his salary in the financial year ending 30 June 2004, and up to a maximum of 50% in each year thereafter (see Item 6 - Board Practices - Performance related bonus scheme and long term incentive plan for details). As a director, Mr Bream has been entitled to participate in the Provalis plc 1997 Employee Share Option Scheme, the Provalis plc Savings-Related Share Option Scheme 2001, and the Provalis plc Enterprise Management Incentive Scheme. Details of the options granted to Mr Bream, and of the performance conditions relating to each, are set out under "Directors, Senior Management and Employees - Share Ownership". Mr Bream is now entitled to participate in the Long Term Incentive Plan in place of these earlier schemes.




(c) The Chairman and other non-executive directors do not have service agreements. However, each has been appointed pursuant to letters of appointments dated 11 November 1998 in respect of Mr Frank Harding, 5 May 2000 in respect of Ms Christine Soden and 12 May 2000 in respect of Dr David Bloxham. Mr Harding, as Chairman of the Company, is paid {pound-sterling}50,000 per annum. Ms Soden and Dr Bloxham are each paid {pound-sterling}21,000 per annum in respect of their directorship, together with an additional {pound-sterling}5,000 per annum in respect of their Chairmanship of the Audit Committee and Remuneration Committee respectively. No non-executive director receives any other benefits. The appointment of each non-executive director can be terminated by one month's notice on either side. No letter of appointment contains any provision quantifying any compensatory payment on loss of office.

STATEMENT OF REMUNERATION POLICY

The remuneration policy is set by the Board and is described below. Individual remuneration packages are determined by the Remuneration Committee within the framework of this policy. Dr David Bloxham (Chairman of the Remuneration Committee), Ms Christine Soden and Mr Frank Harding are the current members of the Remuneration Committee. Throughout the year, the members of the Remuneration Committee have all been non-executive directors of the Company.

The Remuneration Committee is responsible for setting the remuneration of all executive directors and senior executives earning in excess of
{pound-sterling}75,000 per annum. It investigates and takes account of remuneration paid to the directors and senior executives of other companies of a similar size and comparable industry sector in the UK, and the relative performance of such companies, to ensure that the levels of remuneration paid by the Group are appropriate. The Remuneration Committee has access to independent advice where it considers it appropriate. During the year such advice was received from Halliwell Consulting. The appointment of Halliwell Consulting was made by the Remuneration Committee.

The main objective of the Remuneration Committee is to ensure that the Company pays total compensation packages to its directors and senior executives that:

{circle}  are competitive within its sector;

{circle}  enable the Company to attract and retain high calibre staff; and

{circle} provide an incentive to achieve long term growth of the Company as reflected in improved returns to shareholders.

In  collaboration  with   Halliwell   Consulting,  the  Remuneration  Committee
undertook a review of the total compensation packages of 21 comparator companies in the healthcare sector and came to the conclusion that basic salaries were competitive but that performance related pay and equity participation were relatively low. Therefore, in considering future remuneration policy, the Committee aims to develop a system that maintains the relative levels of basic salary and increases the level of performance related pay and equity participation for directors and senior executives as detailed below.

BASIC SALARIES

Directors and senior executives should receive basic salaries that are within the median level of compensation in the comparator group, taking into account their job description, level of performance and experience.

PERFORMANCE RELATED BONUS SCHEME AND LONG TERM INCENTIVE PLAN

The Remuneration Committee has introduced a performance related bonus scheme linked to a long term incentive plan having effect from 1 July 2003. The objective behind the introduction of this scheme is to increase directors' and senior executives' shareholding in the Company so that the interests of shareholders and employees are better aligned. Under this scheme:

{circle} all directors and selected senior executives will be entitled to receive a performance related bonus of up to 50% of basic salary (45% in the financial year 2003-2004). The criteria for the bonus payment will be set annually by the Remuneration Committee and will be based on quantitative parameters linked to the Group's budget and qualitative parameters relating to the strategic development of the business;

{circle} each executive receiving such a performance related bonus will be required to use a pre-determined percentage of any after tax bonus payment to purchase shares in the Company on the open market; and

{circle} the Company will provide a long term incentive linked to this share purchase under which each executive could receive further shares in the Company if:

          o the executive remains employed by the Group for at least three years;

          o    the  executive  retains  beneficial   ownership  of  all  shares
               purchased by him using the bonus payment until the additional shares are transferred to him; and

          o    the  Company's  share  price   increases  by  a   pre-determined
               percentage during the three year period.

It is intended that there will initially be five senior executives participating in the proposed scheme. Thereafter, the scheme will be offered to some executives outside this senior level, although their potential levels of bonus payments will be lower. The maximum number of participants, given the Company's current size, should be no more than ten.

It is expected that during the period of operation of this proposed scheme there will be no further grants of share options to directors or senior executives under the Provalis 1997 Employee Share Option Scheme other than to new employees.

This scheme was approved by the Company's shareholders at the Annual General Meeting of the Company held in October 2003.

SHARE INCENTIVE PLAN

It is ultimately intended to introduce a Share Incentive Plan, which will replace the Provalis plc Savings-Related Share Option Scheme 2001, to incentivise those employees who are not eligible to participate in the Long Term Incentive Scheme. The details of this plan are still under consideration.

DISCRETIONARY BONUS SCHEME

The Group operates a discretionary bonus scheme linked to meeting both corporate and individual objectives under the general control of the Remuneration Committee. These objectives are determined by the Remuneration Committee at the commencement of each financial year, with the amount of bonus payable being determined following the end of that financial year based upon performance against these objectives.

In the last financial year, each executive director was entitled to a discretionary bonus of up to 30% of basic salary. The Committee had established an individual set of quantitative and qualitative objectives for each director at the start of the year based on Group sales, cash management, EBITDA, obtaining grant support, investor relations, the variation of the agreement with Dr Falk Pharma and the cessation of significant expenditure within the Therapeutics R&D business. The Remuneration Committee decided that discretionary bonuses of {pound-sterling}31,500 and {pound-sterling}10,500 should be paid to Dr Gould and Mr Kirkby respectively, based upon the extent to which each of these objectives had been met. In the case of Mr Kirkby, his payment was reduced pro-rata to his length of service during the year.

EXISTING SHARE OPTION SCHEMES

The Company has operated the Provalis plc 1997 Employee Share Option Scheme and the Provalis plc Enterprise Management Incentive Scheme to provide a longer term incentive for directors and senior executives, as well as other employees of the Company. The number of options granted in the year to directors of the Company under this scheme was determined by dividing 50% of the director's annual salary by the exercise price of the options granted. Now that the Long Term Incentive Plan has been approved by shareholders, no further grants of options to directors or senior executives will be made under this scheme.

The exercise of all options granted under these schemes on or after 16 April 2000 is subject to the achievement of performance conditions which were determined by the Remuneration Committee but there are no performance criteria applicable to grants made before that date. These performance conditions are detailed under "Directors, Senior Management and Employees - Board Practices - Share Ownership", and were considered appropriate and demanding indicators of the performance and growth of the Company.

The Company has also operated the Provalis plc Savings-Related Share Option Scheme 2001 in which all employees of the Company employed for one year or more are entitled to participate. In common with most other schemes of this type, the exercise of options granted under this scheme are not subject to performance conditions. This scheme is intended to be replaced by the Share Incentive Plan referred to above.

The remuneration of the non-executive directors is determined by the Board as a whole, based on outside advice and review of current practices in other companies.

CORPORATE GOVERNANCE

In June 1998 the Hampel Committee and the London Stock Exchange published the Combined Code on Corporate Governance. This combines the Cadbury Code on Corporate Governance, the Greenbury Code on

Directors' Remuneration and the requirements arising from the findings of the Hampel Committee. The Company has been reviewing the proposed new Combined Code on Corporate Governance which when adopted will implement certain of the Higgs and Smith proposals. The Company will report on its' intentions in relation to compliance with this Code in its next Annual Report.

STATEMENT OF COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Board believes that the Company complies with the Provisions of the Code of Best Practice set out in section 1 of the Combined Code. Code Provision D.3.1 requires the members of the Audit Committee to be named in the report and accounts. Ms Christine Soden (Chairman of the Audit Committee), Dr David Bloxham and Mr Frank Harding are the current members of the Audit Committee. All three have experience of Audit Committee activities in other groups, and both Christine Soden and Frank Harding are Chartered Accountants. At all times during the year, the Audit Committee, in compliance with Code provision D.3.1, was comprised of three non-executive directors, all of whom attended each meeting of the Audit Committee held during the year.

STATEMENT ABOUT APPLYING THE PRINCIPLES OF GOOD GOVERNANCE

The Board has applied principle D.2 of the Combined Code by establishing a continuous process for identifying, evaluating and managing the significant risks the Group faces. The Board regularly reviews the process, which has been in place from the start of the year to the date of approval of this Report and which is in accordance with Internal Control: Guidance for Directors on the Combined Code published in September 1999.

The Board's monitoring covers all controls, including financial, operational and compliance controls and risk management. The Board has also performed a specific assessment for the purpose of this Report. This assessment considers all significant aspects of internal control arising during the period covered by the Report.

NON-EXECUTIVE DIRECTORS

The Company currently has three non-executive directors, all of whom are independent. The Company has named Ms Christine Soden as its senior independent director.

DIVISION OF RESPONSIBILITIES BETWEEN CHAIRMAN AND CHIEF EXECUTIVE OFFICER

The Board has divided the responsibilities for running the Board and running the Company's business between the non-executive Chairman and the Chief Executive Officer respectively.

BOARD BALANCE

The Company's commitment to achieving a balance of executive and non-executive directors remains. There are currently three non-executive directors and two executive directors.

TIMELINESS AND QUALITY OF BOARD INFORMATION

The Board has sought to ensure that directors are properly briefed on issues arising at Board meetings. Board papers are completed and are distributed well in advance of meetings. The Board considers the adequacy of the information provided before making decisions and adjourns meetings or defers decisions when concerns exist about the information available to them. The Board has adopted a formal schedule of matters specifically reserved for decision by the Board.

TRANSPARENCY OF BOARD APPOINTMENTS

Mr Frank Harding (Chairman of the Nominations Committee), Ms Christine Soden and Dr David Bloxham are the current members of the Nominations Committee. The Nominations Committee is responsible for identifying appropriate candidates for the Company's executive and non-executive posts and for recommending such candidates to the Board.

REGULAR RE-ELECTION OF DIRECTORS

Code Provision A.6.2 of the Code of Best Practice set out in Section 1 of the Combined Code requires all directors to submit themselves for re-election at intervals of no more than three years. The Company has complied with this provision of the Code.

DIALOGUE WITH SHAREHOLDERS

The directors seek to build on a mutual understanding of objectives between the Company and its shareholders, in particular by communicating regularly throughout the year. The Company website www.provalis.com also provides up to date information to existing and potential investors. The information on the Company's website is not incorporated into this annual report.

MAINTENANCE OF A SOUND SYSTEM OF INTERNAL CONTROL

In applying the principle that the Board should maintain a sound system of internal control to safeguard shareholders' investment and the Company's assets, the directors recognise that they have overall responsibility for ensuring that the Group maintains a system of internal control to provide them with reasonable assurance regarding effective and efficient operations, internal control and compliance with laws and regulations. However, there are inherent limitations in any system of internal control and accordingly even the most effective system can provide only reasonable, and not absolute, assurance against material misstatement or loss. The Board has reviewed its management of risk and identified areas where procedures need to be changed or installed.

There is a system of annual budgeting and monthly reporting, in which actual results are compared to budget and significant variances highlighted.

Capital and other expenditure is subject to review in accordance with authorisation procedures measuring both the financial and legal impact.

AUDIT COMMITTEE

The Audit Committee has detailed and specific terms of reference covering such matters as membership of the committee, frequency of meetings, roles and responsibilities.

The Audit Committee meets at least three times a year, once each to review the interim and final accounts, and once to review internal controls and other operating matters. The Committee will also meet on an ad hoc basis if and when necessary.

The Committee reviews the internal controls and risk management assessments at least twice a year. It ensures that any perceived weaknesses in internal controls are addressed as effectively as possible and that suitable actions are taken to control, manage or limit business risks. The Committee ensures that the external audit focuses on those areas of most significant risk to the Group's business.

The Committee reviews the Group's monthly management accounts, budgets and forecasts and compares these with external evidence in order to ensure that the financial statements appear reasonable.

The Interim and Annual Reports are reviewed by the Committee, in conjunction with information supplied by the external auditors and other external sources of advice, in order to ensure they reflect the Group's business operations and comply with current laws, regulations and standards.

The Audit Committee is responsible for the appointment of auditors, and reviews the independence of the auditors both before their appointment and regularly thereafter. The auditors provide the Committee with confirmation of their independence and of their processes for ascertaining that independence.

The Audit Committee has a policy on those non-audit services that may be provided by the auditors. In essence, the external auditors may not provide any service which would put them in the position of having to give an audit opinion either upon services they have provided, or on any areas where they might be required to form a material judgement on which the Group would act.

The Audit Committee regularly reviews the need to appoint a dedicated internal audit function. Given the small size and low complexity of the Group, the Audit Committee currently believes that such a function is not necessary.

                                SHARE OWNERSHIP

The beneficial interest of each Director or member of senior management who was a director or member of senior management in Fiscal 2003 (or who has been subsequently appointed as such) in the capital of the Company as at 31 December 2003 are as follows:


                                               NUMBER OF                  % Held of Fully Diluted
Name (1)                                  ORDINARY SHARES HELD Options (2) Ordinary Share Capital
Dr P Gould                                      235,927         2,917,667          0.95
Mr P Bream                                       75,000          250,000           0.10
Mr F Harding*                                   141,058             -              0.04
Dr D Bloxham                                     76,700             -              0.02
Ms C Soden                                       17,280             -              0.01
Mr N Kirkby**                                    72,033             -              0.02
Total Interest of Directors as a Group (3)      617,998         3,167,667          1.14

*In addition, Mr F Harding has a non-beneficial interest in 40,000 shares.

** Mr N Kirkby resigned as a director of the Company in April 2003.

(1) In the aggregate, Mr J Curtis. Mr M Keeling and Mr L Greenbury, the three remaining members of senior management, own less than one percent of the total outstanding shares of the Company.
(2) The interests of the directors in share options of the Company at 31 December 2003 together with details of applicable performance criteria were as follows:




                                          At 30 June        Exercise   Date from
                                                2003           Price       which    Expiry
                                              Number{pound-sterling} exercisable    date
DR P GOULD
1997 Employee Share Option Scheme
                                              65,000            0.50    26.10.01  25.10.05
                                             125,000            0.50    26.10.02  25.10.05




                                             250,000            0.25    26.04.00  25.04.06
                                             250,000            0.25    26.04.01  25.04.06
                                             250,000            0.25    26.04.02  25.04.06
                                          50,000 (i)            0.25    19.04.02  18.04.07
                                         50,000 (ii)            0.25    19.04.03  18.04.07
                                         200,000 (i)            0.13    29.03.04  28.03.08
                                              60,000            0.50    26.10.01  25.10.08
                                       510,963 (iii)          0.0685    15.10.05  14.10.12
Savings-Related Share Option Scheme 2002       84,821           0.112   01.06.05  30.11.05
Enterprise Management  Incentive Scheme     1,021,883          0.0685   15.10.05  14.10.12
                                         ------------
TOTAL                                      2,917,667
MR P BREAM
Enterprise Management Incentive Scheme   250,000 (iv)           0.117   14.10.0613.10.13
                                         ------------
TOTAL                                         250,000

     (i) These options may be exercised provided that the closing price of the Company's shares on the trading day immediately preceding the date of exercise is not less than one and a half times greater than the closing price of the Company's shares on the day which is two years before the date of exercise.

     (ii) These options may be exercised provided that the closing price of the Company's shares on the trading day immediately preceding the date of exercise is not less than two times greater than the closing price of the Company's shares on the day which is three years before the date of exercise.

     (iii)The maximum number of these options that may be exercisable is determined by reference to the pre-tax earnings per share ("EPS") of the Company for the financial year which last ended prior to the date of exercise. In the financial year ending 30 June 2005, the lowest threshold, at which 25% of the options may be exercised, is an EPS of
          0.52 pence and the maximum threshold, at which 100% of the options may be exercised, is an EPS of 2.22 pence. These thresholds will increase over the exercise period until the options lapse in 2012.

      (iv) The maximum number of these options that may be exercisable is determined by reference to the pre-tax earnings per share ("EPS") of the Company for the financial year which last ended prior to the date of exercise. In the financial year ending 30 June 2006, the lowest threshold, at which 25% of the options may be exercised, is an EPS of
         0.52 pence and the maximum threshold, at which 100% of the options may be exercised, is an EPS of 2.22 pence. These thresholds will increase over the exercise period until the options lapse in 2013.

 (3) No Director holds any other securities of the Company, other than those listed in the table above, or has the right to acquire other equity securities of the Company.

The Company has the following option schemes under which the Company currently grants, or has previously granted, options to employees to purchase Ordinary
Shares: the CIL Employee Option Scheme; the Approved and Non Approved parts of the Company's 1997 Employee Option Scheme; the Company's Savings Related Share Option Scheme 2002; the Company's Long Term Incentive Plan 2003. All employees who are not eligible to participate in the Long Term Incentive Plan 2003 are entitled to participate in the Company's 1997 Employee Option Scheme, with options being granted at the discretion of its Board of Directors. No options have been granted under the CIL Employee Option Scheme since 1997, and none will be granted under that scheme in the future.

                                   EMPLOYEES

The Group had 102 employees at 31 December 2003. 64 employees were based at the Company's premises in Deeside, North Wales, of which 30 were involved in management and administration, 17 in research and development and 17 in manufacturing and production. All of the remaining 38 employees were country or area directors or managers, or sales representatives, of the pharmaceuticals business. No employee is represented by a union or covered by a collective bargaining agreement. The Group recognises, and places considerable value on, the contribution made by all employees to the development of the Group and the achievement of its goals. The Group seeks to keep all of its employees informed on matters affecting them as employees and affecting the Group as a whole.

Applications for employment by disabled persons are always fully considered, bearing in mind the aptitudes of the applicant concerned. In the event of members of staff becoming disabled every effort is made to ensure that their employment with the Group continues and that appropriate training is arranged. It is the policy of the Group that the training, career development and promotion of disabled persons should, as far as possible, be identical with that of other employees.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                              MAJOR SHAREHOLDERS

Under the Companies Acts of England and Wales, a person with a relevant interest in 3% of the Company is required to notify the Company of their holding and is further required to notify the Company in the event that (i) their holding falls below 3%; or (ii) their holding varies by more than 1%. To the knowledge of the Company, it is not directly or indirectly owned or controlled by any other corporation or by any foreign government and the Company disclaims control by any of the companies, organisations or individuals listed below. The names of substantial shareholders who as at the date of filing of this report had notified the Company of their holdings of Ordinary Shares as required by the laws of England and Wales and the percentage of Ordinary Shares held based on the number of Ordinary Shares outstanding as of the date detailed below were as follows:

                            NUMBER OF   % HELD OF  NUMBER OF ORDINARY%   HELD OF ISSUED   NUMBER OF ORDINARY   % HELD OF ISSUED
                             ORDINARY   ORDINARY         SHARES        ORDINARY SHARES      SHARES HELD AT     ORDINARY SHARES AT
NAME                          SHARES    SHARES AT   HELD AT OCTOBER       AT OCTOBER       DECEMBER 14 2001    DECEMBER 14 2001
                             HELD AT       25           25 2002            25 2002
                                25      DECEMBER
                             DECEMBER     2003
                               2003
Yggdrasil AB                53,187,259    16.10        53,187,259              16.10         37,731,380               16.09
Schroder UK Enterprise Fund
                            31,888,867     9.64        31,250,067               9.46            Below 3%            Below 3%
Barclays Personal Investment
Management                  23,519,391     7.11          Below 3%            Below 3%           Below 3%            Below 3%
TD Waterhouse Investor
Services                    16,939,388     5.12        13,086,181               3.96            Below 3%            Below 3%
Charles Schwab Dealing       Below 3%   Below 3%       15,791,724               4.78          9,189,169                3.92
Invesco Asset Management
                             Below 3%   Below 3%         Below 3%            Below 3%        12,564,454                5.36
AXA Sun Life                 Below 3%   Below 3%         Below 3%            Below 3%        11,130,785                4.75
Abbey National               Below 3%   Below 3%         Below 3%            Below 3%         7,612,300                3.25
Finsbury Technology Trust
                             Below 3%   Below 3%         Below 3%            Below 3%         7,180,588                3.06
Nomura International plc     Below 3%   Below 3%         Below 3%            Below 3%         2,088,159                0.89

None of the above shareholders have any special voting rights.

As of 31 December 2003, there were 23 record holder of ADSs, representing in the aggregate 4,200,750 Ordinary Shares or approximately 1.3% of the issued Ordinary Shares of the Group.

RELATED PARTY TRANSACTIONS

No related party transactions took place during the fiscal year ended 30 June 2003 or have taken place subsequent thereto through to the date of this report. No related party transaction is currently proposed.


ITEM 8 - FINANCIAL INFORMATION

The Consolidated Statements and other Financial Information required by this Item are included under Item 17 of this report.

ITEM 9 - THE OFFER AND LISTING

TRADING MARKETS AND PRICE INFORMATION

The outstanding share capital of the Company as at 31 December 2003 represents 346,440,014 Ordinary Shares (which comprises 330,660,929 Ordinary Shares of {pound-sterling}0.01 each and 15,779,085 options granted but unexercised).

The Ordinary Shares of the Company are listed on the London Stock Exchange. The Company's ADSs are traded through the NASDAQ National Market.

On August 5, 2002, the ratio of the Company's ADSs to the Company's Ordinary Shares was changed so that 1 ADS now represents 30 Ordinary Shares.

As at 31 December 2003, the Company's Ordinary Shares share register identified 12,268 holders in the UK, holding 325,757,275 Ordinary Shares and 8 holders in the US, holding 301,526 Ordinary Shares. The Bank of New York, in its capacity as Depository for the Company's ADSs, holds its Ordinary Shares under nominee accounts with BNY Nominees Limited and ANZ Nominees Limited. The sub-account of The Bank of New York at 31 December 2003 identified 23 ADS holders of record, representing 140,025 ADSs, which represent 4,200,750 Ordinary Shares.

On 9 January 2004 the closing sale price of the Company's Ordinary Shares on the London Stock Exchange was {pound-sterling}0.08 and the last trading price of the Company's ADS' on Nasdaq was US$4.26.

                             ORDINARY SHARES
                                 LONDON          ADS         AUSTRALIAN
                         STOCK EXCHANGE    NASDAQ         STOCK EXCHANGE(2)
                          HIGH     LOW    HIGH   LOW       HIGH     LOW
                            P       P    US$(1) US$(1)      A$      A$

1999   July 98 - June 99   97       8    43.50   3.38      2.30    0.23
2000   July 99 - June 00   34       9    13.88   5.25      0.97    0.53
2001   July 00 - June 01   66       9    22.31   4.86      1.30    0.30
2002   July 01 - June 02  21.71     5    10.80   1.74      0.68    0.16
2003   July 02 - June 03  10.25     5     4.75   1.70

2002   July 01 - Sept. 01 11.90   6.68    5.76   2.70      0.35    0.21
       Oct. 01 - Dec. 01  21.71   7.72   10.80   3.06      0.68    0.23
       Jan. 02 - Mar. 02  20.46  10.23   10.14   4.80      0.64    0.30
       Apr. 02 - June 02  13.75   5.00    5.88   1.74      0.35    0.16





2003   July 02 - Sept. 02 10.25   5.00    4.44   1.92
       Oct. 02 - Dec. 02   8.25   5.75    4.30   1.70
       Jan. 03 - Mar. 03   9.00   5.57    3.85   2.91
       Apr. 03 - June 03   9.62   6.25    4.75   2.82

       July 2003          10.50   8.25    4.66   3.96
       August 2003        15.00   9.75    7.32   4.15
       September 2003     13.88  11.25    6.79   5.30
       October 2003       13.00   9.50    6.22   4.40
       November 2003       9.75   8.50    4.80   4.08
       December 2003       9.50   8.50    4.25   4.10
       January 2004 (3)    8.75   8.00    4.35   4.11


   (1) Adjusted for 1-for-6 reverse split on August 5, 2002.
   (2) In respect of the ASX until 14 June 2002, when the Company's shares were de-listed.
   (3) Such period commencing on 1 January 2004 and concluding 9 January 2004.


ITEM 10 - ADDITIONAL INFORMATION

                    MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company is a public limited company registered under the laws of England and Wales. Its Company Number in England and Wales is 3321624. A copy of the Memorandum and Articles of Association of the Company is contained in Exhibit
1.1. The Company's principal object, which is contained in Clause 4 of the Memorandum of Association is to carry on the business of a holding company. The rules relating to directors and officers are detailed in Articles 73 to 113 of the Company's Articles of Association. Article 106 provides that any director may not vote on any matter in which he has a material interest, except in certain limited circumstances. Directors' compensation is determined by the Remuneration Committee, as detailed in "Item 6". Article 102 provides that the directors may exercise all powers of the Company to borrow money. Articles 74 and 75 provide that any director appointed since the last annual general meeting must retire at the next annual general meeting and be proposed for re-election, that one third of the remaining directors must retire by rotation and again be proposed for re-election and that any director who has served for 3 years since last re-election must retire by rotation and again be proposed for re-election. Article 82 provides that a director shall vacate his office at the annual general meeting next after he attains the age of 70. There is no shareholding qualification for being a director.

The Company has only one class of shares, Ordinary Shares with a nominal value of 1p each. The rights relating to each share are detailed in Articles 4 to 44 of the Company's Articles of Association. The rights attaching to each Ordinary Share are the same, and all shares participate equally in any dividends or surplus.

Subject to any conditions of allotment, the directors may make calls on shareholders in respect of monies unpaid (whether on account of the nominal amount or by way of premium) by giving at least 14 days' notice specifying the time and place of payment of each call. The Company has a first lien on every not fully paid share for all moneys called in respect of that share.

Any change to the rights attaching to any shares will require the consent of shareholders at a general meeting.

The rules governing the notification, holding and proceedings of General Meetings are detailed in Articles 45 to 72 of the Company's Articles of Association. The directors may convene a general meeting and, on request of members (i.e., shareholders) in accordance with the Companies Act, shall convene an extraordinary general meeting. An annual general meeting and an extraordinary general meeting for the passing of a special resolution must be called with at least 21 clear days' notice and all other extraordinary general meetings must be called with at least 14 clear days' notice. No business may be transacted at any general meeting unless a quorum is present. Generally three persons entitled to vote at the meeting, each being a member or a proxy for a member or a duly authorised representative of a corporation, shall constitute a quorum.

All shareholders of the Company are entitled to attend and vote, either in person or by proxy, at all general meetings of the Company. At a general meeting, every shareholder has one vote on a show of hands and one vote for every share of which he is the holder upon a poll.

There are no restrictions on the ownership of shares in the Company. There are no provisions in the Articles of Association which would prevent, delay or defer any change in control of the Company.

The Company incorporates by reference all other information in its Memorandum and Articles of Association contained in Exhibit 1.

                              MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by the Group within the period of two years immediately preceding the date of filing of this document and may be material:

{circle} Underwriting Agreement made between the Company, N M Rothschild & Sons Limited and Beeson Gregory Limited dated 7 March 2002 in connection with the Placing and Open Offer announced by the Company on 12 March 2002. The Underwriting Agreement contains certain standard warranties from the Company in favour of Rothschild and Beeson Gregory and indemnities given by the Company in favour of Rothschild and Beeson Gregory. As consideration for their services under the Underwriting Agreement, the Company paid in aggregate to Rothschild and Beeson Gregory corporate finance fees of {pound-sterling}150,000, underwriting commissions of 0.5 per cent. and other commissions of 2.0 per cent. equating to approximately
          {pound-sterling}249,000,       and      paid      an       additional
          {pound-sterling}20,000 of commissions to placees.

{circle} Irrevocable undertakings from all the Directors of the Company and from Yggdrasil AB dated 7 March 2002 under the terms of which they undertake to take up their full entitlements (one new Ordinary Share for every five Ordinary Shares held of record) at 11.25p per share under the Placing and Open Offer announced by the Company on 12 March 2002.

{circle} Exclusive distribution agreement dated March 13th, 1992 and made between Interfalk AG and Thames Laboratories Limited (the "Original Agreement"), as amended by an Amendment and Termination Deed, and a Non- Compete Deed, both dated January 31, 2003 and made between Provalis plc and Dr Falk Pharma (together the "New Agreements"). Under the terms of the Original Agreement, the Group was appointed as the exclusive distributor of the Falk range of Products in the United Kingdom until March 2010. The effect of the New Agreements was to:-

          o    extend the territory to include the Republic of Ireland;

          o provide for the Original Agreement to terminate on December 31st, 2004;

          o provide that the Group would not promote, market or sell any products which compete with the Falk range of products in either the United Kingdom or the Republic of Ireland before December 31st, 2006; and #

          o provide for Dr Falk to pay to the Company the total sum of {pound-sterling}5.0m, in instalments of {pound-sterling}1.5m in February 2003, {pound-sterling}1.5m in January 2004 and {pound-sterling}2.0m in January 2005. The final instalment is subject to a pro-rata reduction in the event sales of the Falk
               products  are  less  than   {pound-sterling}2.4m.

          Under these Agreements, the Group pays for all products purchased from Falk in Euros within 30 days of receipt of invoice, such invoice to be submitted on or after delivery of the products.

{circle} Distribution agreement dated May 20, 2002 made between Cholestech, Inc. and Provalis Diagnostics Limited, under the terms of which Cholestech was appointed as the semi-exclusive distributor of Glycosal{reg-trade-mark} in all countries of the world other than the UK, Turkey, Russia, China, Iran, Pakistan, South Korea, Thailand and New Zealand. Under this agreement Cholestech pays for all products purchased in pounds sterling within 45 days of receipt of invoice, such invoice to be submitted on or after delivery of the products. The invoiced price for the products is altered in the event the US dollar/pounds sterling exchange rate moves outside the range of {pound-sterling}1 to $1.387 - 1.533 such that Cholestech and Provalis each bear 50% of the exchange rate difference.

See also "Directors' Service Contracts and Remuneration" under Item 6.

                               EXCHANGE CONTROLS

There are currently no UK laws, decrees or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends or other payments to US holders of equity securities of UK companies, except as set forth under "Taxation."

                                   TAXATION

This summary is of a general nature only and does not discuss all aspects of US and UK taxation that may be relevant to a particular investor.

The statements of US and UK tax laws set out below are based on the laws in force and as interpreted by the relevant taxation authorities as of the date of this Report and are subject to any changes in the US (possibly with retroactive effect) or English law, or in the interpretation thereof by the relevant taxation authorities, or in the double taxation conventions between the US and the UK (the "Conventions"), occurring after such date.

Holders are advised to consult their own tax advisers to determine the US Federal, US state and local and UK tax consequences arising out of the purchase, ownership and disposition of an ADS.

                            UNITED KINGDOM TAXATION

TAXATION OF DIVIDENDS

The Company does not anticipate paying dividends on the Ordinary Shares in the foreseeable future. Under current UK law, no tax need be withheld from payments of dividends by the Company.

The tax credit for UK resident individuals is 1/9th of the cash dividend and there is no further tax liability for individuals whose marginal rate of tax is the basic or lower rate. For individuals liable to higher rate UK tax at 40%, the effective rate of UK tax on the dividend and tax credit is 32.5%. Individuals whose UK tax liability is lower than the tax credit attached to a dividend may not obtain a repayment of the difference. Different rules and rates apply to shareholders who are trustees of UK resident trusts.

Dividends paid to UK resident companies carry a tax credit equal to 1/9th of the cash dividend. Normally UK resident companies are not liable to UK tax on dividends received from other UK resident companies. The dividend and tax credit will be treated as franked investment income of the recipient company in its computation of shadow Advance Corporation Tax. Companies which are exempt from tax or exempt from corporation tax on investment income may not claim a repayment of the tax credit.

A US Holder may not claim a refund from the UK Inland Revenue in respect of the tax credit.

UK STAMP DUTY AND STAMP DUTY RESERVE TAX

Charges to UK stamp duty and/or stamp duty reserve tax ("SDRT") may be imposed in respect of, inter alia, the following transactions:

(a)   the transfer of an ADS;

(b)   the transfer of an Ordinary Share;

(c) the deposit of an Ordinary Share with the Custodian under the Deposit Agreement and the subsequent issue of an ADR; and

(d)   the transfer of an Ordinary Share on surrender of the ADS.

This section discusses in turn each such possible charge.

Although liability to UK stamp duty may arise on transfer of an ADS, duty will not in practice become payable provided that the instrument of transfer is executed and remains outside the UK, nor will there be any liability to SDRT in respect of any agreement for the transfer of ADSs.

Ad valorem stamp duty will be charged on conveyances or transfers of Ordinary Shares at the rate of 1/2% of the consideration, if any, for the transfer.

SDRT will be imposed, at the rate of 1/2% of the consideration for the transaction, if an agreement is made for the sale of Ordinary Shares, unless an instrument of transfer of the Ordinary Shares in favour of the purchaser or its nominee is executed and duly stamped. SDRT is in general payable by the purchaser of Ordinary Shares, but regulations have been made which provide for collection from other persons in certain circumstances.

Ad valorem stamp duty will be imposed on any instrument transferring Ordinary Shares to a nominee or agent for a depository which then issues depository receipts (such as the ADSs). Where the instrument is liable to stamp duty as a "conveyance on sale" (because it completes a sale of Ordinary Shares or ADSs), then the rate of duty will be 1 1/2% of the consideration for the sale implemented by the instrument. Where the instrument of transfer is not stampable as a conveyance on sale, then the rate of duty will be 1 1/2% of the market value of the security transferred by the instrument.

There is also a potential charge to SDRT which will apply where Ordinary Shares are transferred to a nominee or agent for the Depository under an arrangement under which the Depository issues ADRs. SDRT, which will be payable by the Depository, will be charged at a rate of 1 1/2% of the consideration for the transfer. Where there is no such consideration, the rate of the SDRT will be 1 1/2% of the market value of the securities transferred. The charge to SDRT will, however, be reduced by the amount, if any, of ad valorem stamp duty paid on the instrument transferring the Ordinary Shares.

A transfer of Ordinary Shares from the Depository or its agent or nominee to an ADR holder, or a person designated by such holder, on cancellation of an ADS which is liable to duty as a "conveyance of sale" because it completes a sale of such Ordinary Shares, will be liable to ad valorem stamp duty, payable by the purchaser, at the rate of 1/2% of the consideration, if any, for the transfer. A transfer of Ordinary Shares from the Depository or its agent or nominee to an ADR holder on cancellation of an ADS which is not liable to duty as a "conveyance on sale" will be liable to a fixed stamp duty of {pound-sterling}5.

UK TAXATION OF CAPITAL GAINS

A US Holder who is not resident or ordinarily resident in the UK for UK tax purposes will not be liable for UK tax on capital gains realised or accrued on the sale or other disposal of ADSs unless the ADSs are held in connection with a trade or business carried on by such US Holder in the UK through a branch or agency which constitutes a permanent establishment or fixed base, and the ADSs are or have been used, held or acquired for the purposes of such trade or business of such branch or agency.

UK INHERITANCE TAX

An ADS beneficially owned by an individual US Holder who is domiciled in the US for the purposes of the Convention relating to estate and gift taxes (the "Estate and Gift Tax Convention") is not subject to UK inheritance tax on the individual's death or on a gift made by the individual during his lifetime, except where the ADS is part of the business property of a UK permanent establishment of the individual or pertains to a UK fixed base of an individual used for the performance of independent personal services. The Estate and Gift Tax Convention generally provides for tax paid in the UK to be credited against tax payable in the US and for tax paid in the US to be credited against any tax payable in the UK, based on priority rules set forth in that Convention, in a case where an ADS is subject to both UK inheritance tax and US federal gift or estate tax. There are special rules applying to trusts.

                            UNITED STATES TAXATION

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, current and proposed Treasury regulations promulgated thereunder, judicial decisions and published positions of the US Internal Revenue Service, known as the "IRS", and other applicable authorities, all as in effect as of the date hereof, and each of which is subject to change or to differing interpretations, possibly with retroactive effect. This discussion does not address all aspects of US federal income taxation that may be relevant to any particular shareholder based on the shareholder's individual circumstances.

The following discussion describes the material US federal income tax consequences to US Holders that will own American Depository Shares or Ordinary Shares as capital assets and does not address the potential application of the US alternative minimum tax or the US federal income tax consequences to US Holders that are subject to special treatment, including US Holders that

   -  are broker-dealers;

   -  have elected mark-to-market accounting;

   -  are tax-exempt organizations;

   - are financial institutions or insurance companies or other entities that derive financial services income;

   - hold American Depository Shares or Ordinary Shares as part of a straddle, "hedge", "conversion transaction" or other risk reduction strategy with other investments;

   -  have a functional currency that is not the US dollar;

   -  are regulated investment companies; or

   - own more than 10% of the Company's shares, directly or through the application of US stock ownership attribution rules.

This discussion does not consider the tax treatment of persons who hold American Depository Shares or Ordinary Shares through a partnership or other pass-through entity. In addition, this discussion does not address any aspect of US state or local, US estate and gift, or non-US tax laws. Certain material aspects of US federal income tax relevant to a holder other than a US Holder, referred to as a Non-US Holder, are also discussed below.

TAXATION OF DIVIDENDS

For the purposes of the following paragraphs, a "US Holder" is a beneficial owner of Ordinary Shares or ADSs that, for US federal income tax purposes, is:
(i) a citizen or resident of the US, (ii) a partnership or corporation created or organized in or under the laws of the US or any or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to US federal income taxation regardless of its source or (iv) a trust if such trust validly elects to be treated as a US person for US federal income tax purposes or if (a) a court within the US is able to exercise primary supervision over its administration and (b) one or more US persons have the authority to control all of the substantial decisions of such trust. A "Non-US Holder" is a beneficial owner of Ordinary Shares or ADSs that is not a US Holder.

The gross amount of any distribution by the Company of cash or property with respect to Company Ordinary Shares or ADSs to any US Holder (that is, the amount before reduction for the UK withholding tax and inclusive of any tax refunds or credits paid to the US Holder with respect to the dividend) generally will be includable in gross income by a US Holder as dividend income to the extent such distributions are paid out of the current or accumulated earnings and profits of the Company as determined under US federal income tax principles. The dividend will not be eligible for the dividends received deduction otherwise allowed to US corporations. To the extent, if any, that the amount of any distribution by the Company exceeds the Company's current and accumulated earnings and profits as determined under US federal income tax principles, it will be treated first as a tax-free return of the US Holder's adjusted US tax basis in Company Ordinary Shares or ADSs and thereafter as capital gain. The Company does not maintain calculations of its earnings and profits under US federal income tax principles.

President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003 on May 28, 2003, which contains a provision modifying dividend treatment to noncorporate taxpayers. Effective retroactively to January 1, 2003, dividends from US corporations and qualified foreign corporations (including dividends with respect to ADSs) and received by noncorporate US Holders are treated as net capital gains. They are taxed in full at capital gain rates and cannot be first offset with capital losses. A qualified foreign corporation is a corporation that is incorporated in a US possession, or is eligible for benefits of a comprehensive income tax treaty with the US, which the IRS determines is satisfactory for purposes of this provision, and which includes an exchange of information program. The US and the UK ratified a new income tax treaty on March 31, 2003, replacing the old treaty and in force for dividend payments made on or after May 1, 2003. The IRS has not opined whether either the old or the new treaty is comprehensive for purposes of this provision. However, the House and Senate conferees of the Act intend that a company will be eligible for benefits of a comprehensive tax treaty within the meaning of this provision if it would qualify for the benefits of the treaty with respect to substantially all of its income in the taxable year in which the dividend is paid (with the exception of Barbados). A Passive Foreign Investment Company or a Foreign Personal Holding Company will not be considered a qualified foreign corporation for purposes of dividend treatment.The amount includable in income will be the US dollar equivalent of the payment regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations will be treated as ordinary income or loss. Pounds Sterling received by US Holders will have a tax basis equal to the US dollar value at the time of distribution. Subject to certain limitations, any UK withholding tax imposed on the dividend may be eligible for credit against a US Holder's US federal income tax if the US Holder meets certain requirements.

Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements", a Non-US Holder of the Company Ordinary Shares or ADSs generally will not be subject to US federal income or withholding tax on dividends received on the Company Ordinary Shares or ADSs, unless such income is effectively connected with the conduct by such Non-US Holder of a trade or business in the US.

PASSIVE FOREIGN INVESTMENT COMPANY STATUS

In general, the Company will be a Passive Foreign Investment Company ("PFIC") if either 75% or more of its gross income in a tax year is passive income or the average percentage of its assets (by value) which produce or are held for the production of passive income is at least 50%.

Because the Company will receive interest income and may receive royalties, the Company may be PFIC for US federal income tax purposes. US Holders should consult with their tax adviser to determine the tax consequences of holding stock in a PFIC.

If the Company is (or under the circumstances described above, was) a PFIC, the direct and certain indirect US Holders must either (i) elect to report currently their pro rata share of the Company's ordinary earnings and net capital gain even if they do not receive distributions from the Company (the "QEF" election), or (ii) upon disposition of the Ordinary Shares or ADSs or receipt of an "excess distribution" (as defined in the Code), generally be subject to tax as if the gain or distribution were ordinary income earned ratably over the period in which the Ordinary Shares or ADSs were held (including payment of an interest charge on the deferred tax) and face other adverse tax consequences. US Holders may elect to "mark to market" their Ordinary Shares or ADSs in determining their PFIC income amount as long as the Ordinary Shares or ADSs constitute "marketable stock".

The qualified election and the "mark to market" election are made on a shareholder-by-shareholder basis. Each US Holder should consult with his own tax adviser to decide whether to make the "QEF" or the "mark to market" election.

A US Holder may recognise foreign currency gain or loss, subject to a de minimis limit for individual US Holders, if any, with respect to income included if the "QEF" is made at the time it received an actual distribution from the Company.

GAIN ON DISPOSAL

Upon the sale, exchange or redemption of ADSs or Ordinary Shares, a US Holder will recognise a gain or loss, if any, for US federal income tax purposes equal to the difference between the amount realised upon the sale or other disposition (or the US dollar value thereof determined at the spot rate on the date of disposition if the amount realised is denominated in a foreign currency) and the US Holder's US tax basis in the ADSs or Ordinary Shares. Except as described above under "Passive Foreign Investment Company Status" the gain or loss will be a capital gain or loss if the ADS or the Ordinary Share was a capital asset in the hands of the US Holder and will be long-term capital gain or loss if the ADS or the Ordinary Share was held for more than one year. In all cases, gain on disposal of shares held less than one year will be treated as short-term capital gain. Net short-term capital gain (i.e., excess of short-term capital gain over short-term capital loss), if any, will be taxed as ordinary income at the US Holder's marginal income tax rate.

The Jobs and Growth Tax Relief Reconciliation Act of 2003, signed into law on May 28, 2003, has reduced the rate on adjusted net capital gain of noncorporate US Holders from 10% (for taxpayers in the two lowest brackets) and 20% to 5% and 15%, respectively, generally for sales and exchanges after May 5, 2003.

If a US Holder receives any foreign currency on the sale of an Ordinary Share, the US Holder may recognise ordinary gain or loss as a result of currency fluctuations between the date of the sale and the date the sale proceeds are converted into US dollars.

Neither the surrender of ADSs in exchange for the deposited Ordinary Shares represented by the surrendered ADSs nor the deposit of Ordinary Shares for ADRs representing the Ordinary Shares will be a taxable event for the purpose of US Federal income tax. Accordingly, US Holders will not recognise any gain or loss upon such surrender of ADSs or such deposit of Ordinary Shares.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING REQUIREMENTS

US backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders' stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, Company Ordinary Shares or ADSs made within the US to a holder of Company Ordinary Shares or ADSs (other than an "exempt recipient", including a corporation, a payee that is not a US person that provides an appropriate certification and certain other persons). A payor will be required to backup withholding tax on any payments of dividends on, or the proceeds from the sale or redemption of, Company Ordinary Shares or ADSs within the US to a holder (other than an "exempt recipient") if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The current backup withholding tax rate of 28 percent is scheduled to remain through until December 31 2010.

In the case of such payments made within the US to a foreign simple trust, a foreign grantor trust or a foreign partnership (other than payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that qualifies as a "withholding foreign trust" or a "withholding foreign partnership" within the meaning of such US Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the US), the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a US person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

                             DOCUMENTS ON DISPLAY

The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, the Company files reports and other information with the SEC. These materials, including this annual report and exhibits thereto, may be inspected and copied at prescribed rates at the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the SEC's public reference rooms by calling the SEC in the United States at 1-800-SEC-0330. The documents filed by the Company with the SEC via EDGAR are also available at the SEC's website at www.sec.gov.


ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Provalis' primary market risk exposures are interest rate risk and foreign currency risk.

INTEREST RATE SENSITIVITY
The Group's exposure to market risk for changes in interest rates relates primarily to its cash investments. Provalis centrally manages its investment portfolios balancing investment opportunities, risks, tax consequences and overall financing strategies.

Provalis' investment portfolio consists of cash and short term bank deposits. None of these investments are subject to interest rate risk and their fair value will not decrease in value if market interest rates increase.

Assuming variable rate debt and cash levels as at 31 December 2003, a one point change in interest rates would impact annual net interest income by less than {pound-sterling}0.1million.

FOREIGN EXCHANGE RATE SENSITIVITY
Provalis operates in international markets. All turnover is invoiced in sterling. The Group has entered into a distribution agreement for its diagnostic business with Cholestech Inc in the USA, whereby the price of product varies in accordance with the US dollar/UK pounds sterling exchange rate. The contract was entered into when the exchange rate was 1.55 US dollar = 1.00 pound sterling. The impact on the profit and loss accounts was less than {pound-sterling}0.1million in 2003. The Group regularly reviews its US dollar transactional exposure, and considers whether or not to seek to hedge through forward exchange forward instruments, any significant transactional exposures during the year.

The Group purchases the majority of products for its pharmaceutical business from the Eurozone, and enters into foreign exchange forward instruments, in order to hedge its transactional exposure for up to one year ahead.

MARKET AND CREDIT RISK
The foreign exchange contracts are entered into with its bankers, Barclays Bank plc. The Group monitors its credit exposure to its counterparties, together with their credit rating.

The  cash  at  bank  and  on  deposit comprise of money market  deposits.   The
investments are with counterparties having strong credit ratings.

In addition to the above risks, the Group's ability to manage its working capital requirements is partially dependent on the timing of the capital receipts due from Dr Falk Pharma and of the arbitration award from Dimethaid International Inc. The Group actively monitors working capital requirements and considers ways to address potential shortfalls.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 - CONTROLS AND PROCEDURES

The Group maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in SEC rules and regulations. The Group carried out an evaluation, under the supervision and with the participation of the Group's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of these disclosure controls and procedures at June 30, 2003. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of the Group have concluded that the Group's disclosure controls and procedures are effective. No change in the Group's internal control over financial reporting has occurred during the year ended June 30, 2003 that has materially affected, or is reasonably likely to materially affect, the Group's internal control over financial reporting.

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B - CODE OF ETHICS

Not applicable.

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D - EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

PART III

ITEM 17 - FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
                                                                           Page

Report of Independent Auditors                                              F-1

Consolidated Statements of Operations for the fiscal years
ended 30 June 2003, 2002 and 2001                                           F-2

Consolidated Balance Sheets at 30 June 2003 and 2002                        F-3

Consolidated Cash Flow Statements for the fiscal years
ended 30 June 2003, 2002 and 2001                                           F-4

Statement of Total Recognised Gains and Losses for the fiscal years
ended 30 June 2003, 2002 and 2001                                           F-5

Reconciliation of Movements in Shareholders' Funds for the fiscal years
ended 30 June 2003, 2002, 2001                                              F-5

Notes to the Consolidated Financial Statements                              F-6



ITEM 18 - FINANCIAL STATEMENTS

The Company has responded to Item 17 in lieu of responding to this Item.


ITEM 19 - EXHIBITS

1.1 Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 1.1 to the Company's annual report on Form 20-F for the fiscal year ended June 30, 2000).

2.1 Amended and Restated Deposit Agreement (incorporated by reference to Exhibit A to the Company's post-effective amendment no. 1 to registration statement on Form F-6, File No. 333-8072, filed on August 5, 2002).

4.1 Standard Form Service Agreement for Executive Directors of Provalis plc (incorporated by reference to Exhibit 4.1 to the Company's annual report on Form 20-F for the fiscal year ended June 30, 2001).

4.2 Sale of Business Agreement dated 24th October 2001 between Parke Davis & Co Limited, and Provalis Healthcare Limited and Provalis plc (incorporated by reference to Exhibit 4.2 to the Company's annual report on Form 20-F for the fiscal year ended June 30, 2001).

4.3    Rules  of  the 1997 Employee Option Scheme (incorporated by reference to
       Exhibit 4.3 to the Company's annual report on Form 20-F for the fiscal year ended June 30, 2002).

4.4    Rules of the 2001  Save As You Earn Scheme (incorporated by reference to
       Exhibit 4.4 to the Company's annual report on Form 20-F for the fiscal year ended June 30, 2002).

4.5    Rules of the Provalis plc Long Term Incentive Plan 2003.

4.6    Draft Trust Deed of the Provalis plc employee share ownership trust.

4.7 Underwriting Agreement made between the Company, N M Rothschild & Sons Limited and Beeson Gregory Limited dated 7 March 2002 (incorporated by reference to Exhibit 4.5 to the Company's annual report on Form 20-F for the fiscal year ended June 30 2002).

4.8 Standard form of irrevocable undertaking given by each director of the Company and by Yggdrasil AB in connection with the Placing and Open Offer announced by the Company on 12 March 2002 (incorporated by reference to Exhibit 4.6 to the Company's annual report on Form 20-F for the fiscal year ended June 30 2002).

4.9 Distribution Agreement made between Interfalk AG and Thames Laboratories Limited dated March 13, 1992, as amended by an Amendment and Termination Deed, and a Non-Compete Deed, both dated January 31, 2003, and made between Dr Falk Pharma and Provalis plc.

4.10   Distribution   Agreement   made  between  Cholestech  Inc  and  Provalis
       Diagnostics Limited dated May 20, 2002.

6      See notes to the consolidated financial statements.

8      See "Organisational Structure" under Item 4.

12.1 Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2 Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 Certification of the Chief Executive Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code, 18 USC 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2 Certification of the Chief Financial Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code, 18 USC 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.

INDEPENDENT AUDITORS' REPORT



The Board of Directors and Stockholders
Provalis plc:



We have audited the accompanying consolidated balance sheets of Provalis plc and subsidiaries as of June 30, 2003 and 2002, and the related consolidated statements of operations, cash flows, and changes in shareholders' funds for each of the years in the three-year period ended June 30, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.



We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Provalis plc and subsidiaries as of June 30, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2003, in conformity with generally accepted accounting principles in the United Kingdom.



Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.



"/s/ Mark Hunt"

KPMG Audit Plc

Liverpool, United Kingdom
January 14, 2004

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED 30 JUNE 2003

                              BEFORE  EXCEPTIONAL                Before  Exceptional                BEFORE  EXCEPTIONAL
                         EXCEPTIONAL        ITEMS           exceptional        items           EXCEPTIONAL        ITEMS
                               ITEMS       NOTE 4    TOTAL        items       note 4    Total        ITEMS       NOTE 4    TOTAL
                                2003         2003     2003         2002         2002     2002         2001         2001     2001
                   Notes     {GBP}'M      {GBP}'M  {GBP}'M      {GBP}'m      {GBP}'m  {GBP}'m      {GBP}'M      {GBP}'M  {GBP}'M
--------------------------------------------------------------------------------------------------------------------------------
TURNOVER
- Continuing        2, 3        14.0            -     14.0          9.1            -      9.1          7.5            -      7.5
activities
- Discontinued      2, 3           -            -        -          0.3            -      0.3          0.3            -      0.3
activities
--------------------------------------------------------------------------------------------------------------------------------
                                14.0                  14.0          9.4                   9.4          7.8                   7.8
Cost of sales          2       (6.3)            -    (6.3)        (4.1)            -    (4.1)        (4.7)            -    (4.7)
--------------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                     7.7            -      7.7          5.3            -      5.3          3.1            -      3.1
Selling and
distribution           2       (3.1)            -    (3.1)        (3.2)            -    (3.2)        (2.6)            -    (2.6)
expenses
                        --------------------------------------------------------------------------------------------------------
Administration
expenses
   Amortisation of
   intangible
   assets            2,9       (1.5)            -    (1.5)        (0.9)        (0.5)    (1.4)            -            -        -
   Administration      2       (3.2)            -    (3.2)        (2.8)            -    (2.8)        (3.2)          0.8    (2.4)
   costs
   Research and
   development         2       (2.0)            -    (2.0)        (3.3)            -    (3.3)        (3.3)            -    (3.3)
   costs
                        --------------------------------------------------------------------------------------------------------
                               (6.7)            -    (6.7)        (7.0)        (0.5)    (7.5)        (6.5)          0.8    (5.7)
--------------------------------------------------------------------------------------------------------------------------------
OPERATING LOSS
- Continuing           2       (1.7)            -    (1.7)        (3.7)        (0.5)    (4.2)        (4.5)          0.8    (3.7)
activities
- Discontinued
  activities           2       (0.4)            -    (0.4)        (1.2)            -    (1.2)        (1.5)            -    (1.5)
--------------------------------------------------------------------------------------------------------------------------------
                               (2.1)            -    (2.1)        (4.9)        (0.5)    (5.4)        (6.0)          0.8    (5.2)
Loss on termination
of discontinued
activities                         -        (0.2)    (0.2)            -            -        -            -            -        -
Profit on variation of
distribution agreement
- continuing
activities             4           -          3.4      3.4            -            -        -            -            -        -
--------------------------------------------------------------------------------------------------------------------------------
   PROFIT (LOSS) ON
ORDINARY ACTIVITIES
    BEFORE INTEREST            (2.1)          3.2      1.1        (4.9)        (0.5)    (5.4)        (6.0)          0.8    (5.2)
Interest receivable
 and similar income              0.2            -      0.2          0.2            -      0.2          0.5            -      0.5
--------------------------------------------------------------------------------------------------------------------------------
   PROFIT (LOSS) ON
ORDINARY ACTIVITIES
    BEFORE TAXATION 3, 6       (1.9)          3.2      1.3        (4.7)        (0.5)    (5.2)        (5.5)          0.8    (4.7)
     Tax on loss on
ordinary activities    7           -            -        -          0.4            -      0.4          0.3            -      0.3
--------------------------------------------------------------------------------------------------------------------------------
 PROFIT (LOSS) FOR
THE FINANCIAL YEAR             (1.9)          3.2      1.3        (4.3)        (0.5)    (4.8)        (5.2)          0.8    (4.4)
--------------------------------------------------------------------------------------------------------------------------------
 PROFIT (LOSS) PER
           SHARE -
 BASIC AND DILUTED     8      (0.6)P         1.0P     0.4P       (1.7)p       (0.2)p   (1.9)p       (2.3)p         0.3p   (2.0)p
================================================================================================================================

The notes on pages F-6 to F-28 form an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEET
AT 30 JUNE 2003

                                                                          2002          2003
                                                           Notes       {GBP}'M       {GBP}'m
--------------------------------------------------------------------------------------------
FIXED ASSETS
Intangible assets                                              9          12.5          14.0
Tangible assets                                               10           1.6           1.6
Investments - restricted deposits                          12,17             -           4.9
--------------------------------------------------------------------------------------------
                                                                          14.1          20.5
--------------------------------------------------------------------------------------------
CURRENT ASSETS
Stocks                                                        13           1.9           1.4
Debtors                                                       14           4.0           2.4
Cash and deposits                                             20           6.6          10.4
--------------------------------------------------------------------------------------------
                                                                          12.5          14.2
CREDITORS: Amounts falling due within one year                15          (7.7)         (7.5)
--------------------------------------------------------------------------------------------
NET CURRENT ASSETS                                                         4.8           6.7
--------------------------------------------------------------------------------------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                     18.9          27.2
CREDITORS: Amounts falling due after more than                16         (1.8)         (6.4)
one year
PROVISIONS FOR LIABILITIES AND CHARGES                     12,17             -         (4.9)
--------------------------------------------------------------------------------------------
NET ASSETS                                                     3          17.1          15.9
============================================================================================

CAPITAL AND RESERVES
Called-up share capital                                       18           3.3           3.3
Share premium account                                         19          24.1          24.1
Merger reserve                                                19          96.3          96.3
Profit and loss account                                       19       (106.6)       (107.8)
--------------------------------------------------------------------------------------------
EQUITY SHAREHOLDERS' FUNDS                                    19          17.1          15.9
============================================================================================

The notes on pages F-6 to F-28 form an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2003

                                                                                   2003          2002          2001
                                                                     Notes      {GBP}'M       {GBP}'m       {GBP}'m
-------------------------------------------------------------------------------------------------------------------
NET CASH OUTFLOW FROM OPERATING ACTIVITIES                             20a        (0.7)         (3.7)         (6.0)
-------------------------------------------------------------------------------------------------------------------

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                                   0.2           0.2           0.5
-------------------------------------------------------------------------------------------------------------------
NET CASH INFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF                        0.2           0.2           0.5
FINANCE
-------------------------------------------------------------------------------------------------------------------

TAXATION
Research and development tax credit received                                        0.6           0.1             -
-------------------------------------------------------------------------------------------------------------------
NET CASH INFLOW FROM TAXATION                                                       0.6           0.1             -
-------------------------------------------------------------------------------------------------------------------

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of intangible fixed assets                                               (4.6)         (3.9)         (0.5)
Purchase of tangible fixed assets                                                 (0.5)         (0.8)         (0.5)
Proceeds on variation of distribution agreement                                     1.5             -             -
-------------------------------------------------------------------------------------------------------------------
NET CASH OUTFLOW FROM CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT                (3.6)         (4.7)         (1.0)
-------------------------------------------------------------------------------------------------------------------

ACQUISITIONS AND DISPOSALS
Termination of discontinued businesses                                            (0.2)             -             -
-------------------------------------------------------------------------------------------------------------------
NET CASH OUTFLOW FROM ACQUISITIONS AND DISPOSALS                                  (0.2)             -             -
-------------------------------------------------------------------------------------------------------------------
NET CASH OUTFLOW BEFORE MANAGEMENT OF LIQUID RESOURCES AND                        (3.7)         (8.1)         (6.5)
FINANCING
-------------------------------------------------------------------------------------------------------------------

MANAGEMENT OF LIQUID RESOURCES
Decrease (increase) in short term deposits                                          3.5         (0.5)         (4.0)
-------------------------------------------------------------------------------------------------------------------
NET CASH INFLOW (OUTFLOW) FROM MANAGEMENT OF LIQUID RESOURCES                       3.5         (0.5)         (4.0)
-------------------------------------------------------------------------------------------------------------------

FINANCING
Issue of ordinary shares                                                              -          10.8          11.5
Share issue costs                                                                     -         (0.7)         (0.7)
Unsecured loan repayments                                                         (0.1)         (0.3)         (0.2)
-------------------------------------------------------------------------------------------------------------------
NET CASH (OUTFLOW) INFLOW FROM FINANCING                                          (0.1)           9.8          10.6
-------------------------------------------------------------------------------------------------------------------

(DECREASE) INCREASE IN CASH                                         20b, c        (0.3)           1.2           0.1
===================================================================================================================

The notes on pages F-6 to F-28 form an integral part of these consolidated financial statements.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
FOR THE YEAR ENDED 30 JUNE 2003

                                                            2003          2002          2001
                                                         {GBP}'M       {GBP}'m       {GBP}'m
--------------------------------------------------------------------------------------------
Profit (loss) for the financial year                         1.3         (4.8)         (4.4)
Currency translation differences on
foreign currency net investments                          (0.1)             -             -
--------------------------------------------------------------------------------------------
TOTAL RECOGNISED GAINS AND
LOSSES RELATING TO THE YEAR                                 1.2         (4.8)         (4.4)
============================================================================================

The notes on pages F-6 to F-28 form an integral part of these consolidated financial statements.


RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
FOR THE YEAR ENDED 30 JUNE 2003


                                                            2003          2002          2001
                                                         {GBP}'M       {GBP}'m       {GBP}'m
--------------------------------------------------------------------------------------------
Shareholders' funds at the beginning of the year            15.9          10.6           4.2
Share capital issued                                           -          10.8          11.5
Share issue costs                                              -         (0.7)         (0.7)
Profit (loss) for the financial year                         1.3         (4.8)         (4.4)
Currency translation differences on
foreign currency net investments                           (0.1)             -             -
--------------------------------------------------------------------------------------------
SHAREHOLDERS' FUNDS AT THE END OF THE YEAR                  17.1          15.9          10.6
============================================================================================

The notes on pages F-6 to F-28 form an integral part of these consolidated financial statements.

PROVALIS PLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2003

1. ACCOUNTING POLICIES

A summary of the principal accounting policies, all of which have been applied consistently throughout the year and the preceding year, are set out below:

(a) Basis of accounting and preparation

The accounts have been prepared under the historical cost convention and in accordance with applicable UK accounting standards.

(b) Basis of consolidation

The Group accounts consolidate the accounts of Provalis plc and all its subsidiary undertakings. All inter-company balances, transactions and profits are eliminated on consolidation.

(c) Intangible fixed assets

Acquisition of product distribution rights, technology rights and brands are shown at cost less amortisation and provision is made for any impairment. Costs are amortised over the period in which future benefits are expected to arise.

(d) Research and development 'R&D'

R&D expenditure is written off in the year of expenditure.

(e) R&D syndication

The Group entered into R&D syndicates which involved the licensing of certain technology by the Group to those syndicates and the agreement of the Group to undertake R&D projects on behalf of the syndicates with a view to developing commercially viable new technology.

The transaction documents of these syndicates provided that these deposits, together with interest earned thereon, may only be used for the conduct of the agreed R&D or, in certain circumstances, in satisfaction of the Group's obligations to acquire third party interests in the syndication. Accordingly, a provision was made equating to the amounts held on deposit as an estimate of the funding of acquisition obligations that may arise under the syndicate arrangements.

The last of these syndicates was unwound in July 2002.

(f) Tangible fixed assets

Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment. Depreciation is provided at rates calculated to write off the cost, less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:

Plant and machinery                 2-10 years

Equipment, fixtures and fittings    5-10 years

Computer equipment                  3 years

(g) Leased assets

Payments under operating leases are charged to the Statement of Operations in the period in which they are incurred.

(h) Investments

Fixed asset investments are shown at cost less provision for impairment.

(i) Stocks

Stocks are valued at the lower of cost and net realisable value. The cost of manufactured goods includes materials, direct labour and an appropriate portion of fixed and variable overheads, based on normal levels of activity. Costs are assigned on a first-in-first-out basis.

PROVALIS PLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2003

1. ACCOUNTING POLICIES (CONTINUED)

(j) Taxation

Corporation tax payable is provided on taxable profits at the current rate.

Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the Balance Sheet date, except as otherwise required by FRS 19. As the Group has an unprovided deferred tax asset there has been no impact in the financial statements.

(k) Pensions

The Group operates a defined contribution fund for all employees. Contributions are accounted for when they become payable.

(l) Foreign exchange

Foreign currency transactions during the year are recorded using the rate of exchange prevailing at the date of the transaction.

At the Balance Sheet date, amounts receivable and payable in foreign currencies are translated at the exchange rates prevailing at that date other than those transactions to be settled at a contracted rate and trading transactions covered by a related or matching forward contract which are translated at those contracted rates.

For the purposes of consolidation, the closing rate method is used, translating assets and liabilities at the rate prevailing at the Balance Sheet date and under which translation gains and losses are shown as a movement to reserves. Statements of Operations of overseas subsidiary undertakings are translated at the average exchange rate for the year.

Exchange differences relating to monetary items are brought to account in the Statement of Operations in the period in which they arise.

(m) Turnover

Group turnover comprises the value of sales (excluding VAT and similar taxes, trade discounts and intra-group transactions) of goods and services in the normal course of business. Turnover also includes the sale of product rights, royalties and milestone payments which are recognised in accordance with contractual terms. Revenue on product sales is recognised on shipment of goods.

PROVALIS PLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2003

2. CONTINUING/DISCONTINUED ACTIVITIES

                                                2003                             2002                                 2001
                            CONTINUING  DISCONTINUED    TOTAL  Continuing  Discontinued    Total  Continuing  Discontinued    Total
                               {GBP}'M       {GBP}'M  {GBP}'M     {GBP}'m       {GBP}'m  {GBP}'m     {GBP}'m       {GBP}'m  {GBP}'m
-----------------------------------------------------------------------------------------------------------------------------------
TURNOVER                          14.0             -     14.0         9.1           0.3      9.4         7.5           0.3      7.8
Cost of sales                    (6.3)             -    (6.3)       (4.1)             -    (4.1)       (4.7)             -    (4.7)
-----------------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                       7.7             -      7.7         5.0           0.3      5.3         2.8           0.3      3.1
Selling and
distribution                     (3.1)             -    (3.1)       (3.2)             -    (3.2)       (2.6)             -    (2.6)
expenses
Administration
expenses
                              -----------------------------------------------------------------------------------------------------
       Amortisation of
       intangible assets         (1.5)             -    (1.5)       (1.4)             -    (1.4)           -             -        -
       Administration            (3.2)             -    (3.2)       (2.8)             -    (2.8)       (2.4)             -    (2.4)
       costs
       Research and
       development costs         (1.6)         (0.4)    (2.0)       (1.8)         (1.5)    (3.3)       (1.5)         (1.8)    (3.3)
                              -----------------------------------------------------------------------------------------------------
                                 (6.3)         (0.4)    (6.7)       (6.0)         (1.5)    (7.5)       (3.9)         (1.8)    (5.7)
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING LOSS                   (1.7)         (0.4)    (2.1)       (4.2)         (1.2)    (5.4)       (3.7)         (1.5)    (5.2)
===================================================================================================================================

PROVALIS PLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2003

3. SEGMENTAL ANALYSIS

(a) Analysis by geographical segment

The analysis by geographical segment of the Group's turnover, profit on ordinary activities before taxation and net assets is set out below:

Turnover                          By Destination                      By Origin


                           2003           2002           2001           2003           2002           2001
                        {GBP}'M        {GBP}'m        {GBP}'M        {GBP}'M        {GBP}'m        {GBP}'m
----------------------------------------------------------------------------------------------------------
UK                         10.6            8.4            6.4           14.0            9.3            7.7
Europe                      0.5            0.2            0.2              -              -              -
US                          2.8            0.6            0.8              -              -              -
Rest of World               0.1            0.2            0.4              -            0.1            0.1
----------------------------------------------------------------------------------------------------------
                           14.0            9.4            7.8           14.0            9.4            7.8
==========================================================================================================

PROFIT (LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION
                                                                   2003          2002         2001
                                                                {GBP}'M       {GBP}'m      {GBP}'m
--------------------------------------------------------------------------------------------------
UK                                                                  1.1         (5.4)        (5.2)
Rest of World                                                         -             -            -
--------------------------------------------------------------------------------------------------
Profit (loss) on ordinary activities before interest                1.1         (5.4)        (5.2)

Net interest receivable                                             0.2           0.2          0.5
--------------------------------------------------------------------------------------------------
                                                                    1.3         (5.2)        (4.7)
==================================================================================================

NET ASSETS
                                                                   2003          2002         2001
                                                                {GBP}'M       {GBP}'m      {GBP}'m
--------------------------------------------------------------------------------------------------
UK                                                                 10.4           5.4          1.7
Rest of World                                                       0.1           0.1          0.2
--------------------------------------------------------------------------------------------------
Net operating assets                                               10.5           5.5          1.9
Unallocated assets including cash and deposits                      6.6          10.4          8.7
--------------------------------------------------------------------------------------------------
NET ASSETS                                                         17.1          15.9         10.6
==================================================================================================

PROVALIS PLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2003

3. SEGMENTAL ANALYSIS (CONTINUED)

(b) Analysis by class of business

The analysis by class of business segment of the Group's turnover, profit on ordinary activities before taxation and net assets is set out below:

TURNOVER
                                                                   2003          2002         2001
                                                                {GBP}'M       {GBP}'m      {GBP}'m
--------------------------------------------------------------------------------------------------
Continuing activities
- Medical Diagnostics                                               3.1           0.9          1.3
- Pharmaceuticals                                                  10.9           8.2          6.2
--------------------------------------------------------------------------------------------------
                                                                   14.0           9.1          7.5
- Discontinued activities                                             -           0.3          0.3
--------------------------------------------------------------------------------------------------
                                                                   14.0           9.4          7.8
==================================================================================================


PROFIT (LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION

                                                  2003                              2002                              2001
                              -----------------------------------------------------------------------------------------------------
                                 ORDINARY  EXCEPTIONAL             Ordinary  Exceptional             ORDINARY  EXCEPTIONAL
                               ACTIVITIES        ITEMS    TOTAL  activities        items    Total  ACTIVITIES        ITEMS    TOTAL
                                  {GBP}'M      {GBP}'M  {GBP}'M     {GBP}'m      {GBP}'m  {GBP}'m     {GBP}'M      {GBP}'M  {GBP}'M
-----------------------------------------------------------------------------------------------------------------------------------
Continuing activities
- Medical Diagnostics*              (2.3)            -    (2.3)       (3.4)            -    (3.4)       (2.6)            -    (2.6)
- Pharmaceuticals                     2.5            -      2.5         1.3        (0.5)      0.8         0.2            -      0.2
- Common costs                      (1.9)            -    (1.9)       (1.6)            -    (1.6)       (2.1)          0.8    (1.3)
- Net interest receivable             0.2            -      0.2         0.2            -      0.2         0.5            -      0.5
Profit on variation of
distribution agreement                  -          3.4      3.4           -            -        -           -            -        -
-----------------------------------------------------------------------------------------------------------------------------------
                                    (1.5)          3.4      1.9       (3.5)        (0.5)    (4.0)       (4.0)          0.8    (3.2)
Discontinued activities**           (0.4)            -    (0.4)       (1.2)                 (1.2)       (1.5)            -    (1.5)
Loss on termination of
discontinued activities**               -        (0.2)    (0.2)           -            -        -           -            -        -
-----------------------------------------------------------------------------------------------------------------------------------
                                    (1.9)          3.2      1.3       (4.7)        (0.5)    (5.2)       (5.5)          0.8    (4.7)
===================================================================================================================================

*  Medical   Diagnostics'   loss   is   stated   inclusive   of  R&D  spend  of
{GBP}1.6m (2002: {GBP}1.6m).

** Discontinued activities relate to programmes in the vaccines research business of Therapeutics R&D, which closed during the period. The costs of closure have been included in the "Loss on termination of discontinued activities".

PROVALIS PLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2003

3. SEGMENTAL ANALYSIS (CONTINUED)
NET ASSETS
                                                                                 2003         2002
                                                                              {GBP}'M      {GBP}'m
--------------------------------------------------------------------------------------------------
- Medical Diagnostics                                                             0.5          1.6
- Pharmaceuticals                                                                 7.2          3.9
- Therapeutics R&D                                                                  -            -
--------------------------------------------------------------------------------------------------
                                                                                  7.7          5.5
Unallocated assets including cash and deposits                                    9.4         10.4
--------------------------------------------------------------------------------------------------
                                                                                 17.1         15.9
==================================================================================================

LONG TERM ASSETS

                                                                                 2003         2002
                                                                              {GBP}'M      {GBP}'m
--------------------------------------------------------------------------------------------------
Fixed assets
- Intangible                                                                     12.5         14.0
- Tangible                                                                        1.6          1.6
--------------------------------------------------------------------------------------------------
                                                                                 14.1         15.6
Investments - restricted deposits                                                   -          4.9
--------------------------------------------------------------------------------------------------
                                                                                 14.1         20.5
--------------------------------------------------------------------------------------------------
Medical Diagnostics                                                               1.6          1.6
Pharmaceuticals                                                                  12.5         14.0
Therapeutics R&D                                                                    -          4.9
--------------------------------------------------------------------------------------------------
                                                                                 14.1         20.5
==================================================================================================

4.  EXCEPTIONAL ITEMS

                                                                                 2003         2002
                                                                              {GBP}'M      {GBP}'m
--------------------------------------------------------------------------------------------------
Profit on variation of distribution agreement - continuing activities(1)          3.4            -
Loss on termination of discontinued activities (2)                              (0.2)            -
Pennsaid{reg-trade-mark} write off(3)                                               -        (0.5)
==================================================================================================

Notes

1. This relates to profit recognised on payments arising from the variation of the distribution agreement with Dr Falk Pharma. {GBP}1.5m was received in February 2003, {GBP}1.5m is due to be received in January 2004 and a further {GBP}0.4m in January 2005. Up to a further {GBP}1.6m may be received in January 2005 contingent on the levels of sales of Falk products in calendar year 2004.

2. This relates to the redundancy and closure costs of Therapeutic R&D's Vaccine programmes.

3. This charge writes off the cost of Pennsaid{reg-trade-mark} including both the cost of acquisition of the UK distribution rights and the value of the remaining stock holding. Provalis commenced arbitration proceedings in November 2002 against Dimethaid Research Inc (the owners of Pennsaid) in relation to the early termination of Provalis' rights under the Pennsiad distribution agreement. An award of {GBP}1.2m plus a further {GBP}0.4m in costs and interest was made in the Group's favour during December 2003, but has not yet been paid. This award has not been recognised in these financial statements.

4. There are no taxation consequences of the above exceptional items due to the availability of tax losses.

PROVALIS PLC AND SUBSIDIARIES
NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2003


5. STAFF COSTS

                                                                    2003       2002       2001
                                                                 {GBP}'M    {GBP}'m    {GBP}'m
----------------------------------------------------------------------------------------------
Employee costs during the year (including executive directors)
amounted to:
Wages and salaries                                                   3.5        3.3        3.2
Social security costs                                                0.4        0.4        0.4
Other pension costs                                                  0.2        0.2        0.2
----------------------------------------------------------------------------------------------
                                                                     4.1        3.9        3.8
==============================================================================================

The average number of persons (including executive directors) employed by the Group during the year was:

                                                                    2003       2002      2001
                                                                  NUMBER     Number     Number
----------------------------------------------------------------------------------------------
BY ACTIVITY
R&D                                                                   13         17         15
Sales, marketing and distribution                                     48         50         42
Production                                                            20         20         23
Administration                                                        26         24         26
----------------------------------------------------------------------------------------------
                                                                     107        111        106
==============================================================================================


Detailed  information  concerning  directors'  emoluments,   shareholdings  and
options is shown in the "Compensation" and "Share Ownership" sections of Item 6 - Directors, Senior Management and Employees.


6. PROFIT (LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION

Profit (loss) on ordinary activities before taxation is stated after charging:

                                                                    2003       2002       2001
                                                                 {GBP}'M    {GBP}'m    {GBP}'m
----------------------------------------------------------------------------------------------
Depreciation and amortisation
- Tangible owned assets                                              0.5        0.4        0.4
- Intangible assets                                                  1.5        1.4          -
Operating lease rentals
- Plant and machinery                                                0.3        0.3        0.3
- Land and buildings                                                 0.2        0.3        0.2
Auditors' remuneration
- Audit services                                                     0.1        0.1        0.1
- Non audit services (2002: previous auditors)                         -        0.1        0.1
==============================================================================================

In 2003 non audit services of {GBP}17,000 were payable to the auditors in respect of tax compliance services and {GBP}31,000 in respect of tax advisory services.

PROVALIS PLC AND SUBSIDIARIES
NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2003


7. TAXATION

There is no charge to corporation tax during the year nor is there any provision required for deferred taxation.

The tax credit in 2002 represents a claim for refundable R&D tax credits. Accumulated tax losses have not been recognised as deferred tax assets.

There are taxable losses of approximately {GBP}68.4m (2002: {GBP}69.2m) available for carrying forward against suitable future taxable profits of Group companies. The agreement of the relevant Revenue authorities will be required before any such tax losses can be utilised.

(a) Analysis of credit in year

                                                                    2003       2002       2001
                                                                 {GBP}'M    {GBP}'m    {GBP}'m
----------------------------------------------------------------------------------------------
UK corporation tax on loss for year                                    -          -          -
R&D tax credit                                                         -        0.4        0.3

Deferred taxation                                                      -          -          -
----------------------------------------------------------------------------------------------
                                                                       -        0.4        0.3
==============================================================================================

(b) Factors affecting the tax credit for the year

                                                                    2003       2002       2001
                                                                 {GBP}'M    {GBP}'m    {GBP}'m
----------------------------------------------------------------------------------------------
(Profit)loss on ordinary activities before taxation                 (1.3)       5.2        4.7
----------------------------------------------------------------------------------------------
(Profit)loss on ordinary activities multiplied by standard          (0.4)       1.5        1.4
rate of taxation (30%)
Effects of:
- Non tax deductible expenses and income not taxable for             0.6       (0.5)         -
tax purposes
- Capital allowances for period in excess of depreciation              -       (0.1)      (0.1)
_ Other timing differences                                             -          -        0.2
- Impact of additional tax relief for R&D                            0.2          -          -
- Impact of R&D tax credit cash claim                                  -       (0.1)      (0.1)
- Increase in losses carried forward                                (0.4)      (0.4)      (1.1)
----------------------------------------------------------------------------------------------
Tax credit on (profit)loss on ordinary activities                      -        0.4        0.3
==============================================================================================

PROVALIS PLC AND SUBSIDIARIES
NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2003


7. TAXATION (CONTINUED)

(c) Deferred tax assets not provided

                                                                    2003       2002       2001
                                                                 {GBP}'M    {GBP}'m    {GBP}'m
----------------------------------------------------------------------------------------------
Accelerated capital allowances                                       0.3        0.3        0.2
Tax losses carried forward                                          20.5       20.7       23.2
----------------------------------------------------------------------------------------------
Deferred tax assets not provided                                    20.8       21.0       23.4
==============================================================================================


8. EARNINGS PER SHARE ("EPS")

                                                    2003                       2002                     2001
------------------------------------------------------------------------------------------------------------------
                                         {GBP}'M             P      {GBP}'M             p     {GBP}'M            p
------------------------------------------------------------------------------------------------------------------
Earnings per share are based on:
Profit (loss) after exceptional items
attributable to ordinary shareholders        1.3           0.4         (4.8)         (1.9)       (4.4)        (2.0)

Exceptional items                           (3.2)         (1.0)         0.5           0.2        (0.8)        (0.3)
------------------------------------------------------------------------------------------------------------------
Loss before  exceptional items
attributable to ordinary shareholders       (1.9)         (0.6)        (4.3)         (1.7)       (5.2)        (2.3)
==================================================================================================================

                                                          2003                       2002                     2001
------------------------------------------------------------------------------------------------------------------
Basic and diluted weighted average                 330,360,181                258,294,428              221,620,393
number of ordinary shares
==================================================================================================================

PROVALIS PLC AND SUBSIDIARIES
NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2003


9. INTANGIBLE FIXED ASSETS

                                                                                         Group
                                                                                product rights
                                                                                  and licences
                                                                                       {GBP}'m
----------------------------------------------------------------------------------------------
COST
At 1 July 2002                                                                            15.4
Termination of distribution agreement                                                     (0.5)
----------------------------------------------------------------------------------------------
AT 30 JUNE 2003                                                                           14.9
==============================================================================================
AMORTISATION
At 1 July 2002                                                                             1.4
Charge for year                                                                            1.5
Eliminated on termination of distribution agreement                                       (0.5)
----------------------------------------------------------------------------------------------
AT 30 JUNE 2003                                                                            2.4
==============================================================================================
NET BOOK VALUE
AT 30 JUNE 2003                                                                           12.5
==============================================================================================
At 30 June 2002                                                                           14.0
----------------------------------------------------------------------------------------------

The intangible assets represent the total cost of acquisition of Diclomax{reg-trade-mark} from Parke Davis, a subsidiary of Pfizer Inc., on 3 December 2001, for {GBP}14.9m (including {GBP}0.4m of transaction costs). The asset is being amortised over a period of ten years and the Consolidated Profit and Loss Account for the year ended 30 June 2003 contains amortisation of {GBP}1.5m (2002: contained first seven months' amortisation of {GBP}0.9m). The intangible asset of {GBP}0.5m, representing the cost of investment in Pennsaid{reg-trade-mark} which was fully provided against in 2002 following an impairment review, has been written off following the termination of the distribution agreement.

The cash outflow associated with the acquisition of Diclomax{reg-trade-mark} was {GBP}4.6m in the year. The remaining {GBP}6.4m of acquisition cost is held within creditors (with {GBP}1.8m of this due in greater than one year) and will be payable in weekly instalments until November 2004. As security for the payment of the deferred consideration Parke Davis has a fixed and floating charge over the assets (excluding book debts) of Provalis Healthcare Limited. The security offered by Provalis plc lapsed on 3 December 2002 but Provalis plc will continue to guarantee the debt of Provalis Healthcare Limited to Parke Davis Limited.

PROVALIS PLC AND SUBSIDIARIES
NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2003

10. TANGIBLE FIXED ASSETS

                                                                        Group
                                                ----------------------------------------------
                                                                   Equipment,
                                                   Plant and         fixtures
                                                   machinery     and fittings            Total
                                                     {GBP}'m          {GBP}'m          {GBP}'m
----------------------------------------------------------------------------------------------
COST
At 1 July 2002                                           2.3              0.9              3.2
Additions                                                0.4              0.1              0.5
Disposals                                               (0.1)               -             (0.1)
----------------------------------------------------------------------------------------------
AT 30 JUNE 2003                                          2.6              1.0              3.6
==============================================================================================
DEPRECIATION
At 1 July 2002                                           1.2              0.4              1.6
Charge for year                                          0.4              0.1              0.5
Disposals                                               (0.1)               -             (0.1)
----------------------------------------------------------------------------------------------
AT 30 JUNE 2003                                          1.5              0.5              2.0
==============================================================================================
NET BOOK VALUE
AT 30 JUNE 2003                                          1.1              0.5              1.6
==============================================================================================
At 30 June 2002                                          1.1              0.5              1.6
----------------------------------------------------------------------------------------------

PROVALIS PLC AND SUBSIDIARIES
NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2003

11. FIXED ASSET INVESTMENTS

(a) Principal subsidiary undertakings

The directors consider that to give full particulars of all subsidiary undertakings would lead to a statement of excessive length. The following information relates to those subsidiary undertakings whose results or financial position, in the opinion of the directors, principally affected the profit or net assets of the Group.

                                                                                 PROPORTION OF
                                                                                       NOMINAL
                                                                                      VALUE OF
                                                                                 ISSUED SHARES
                                                  Country of                  HELD BY GROUP AT
                                              incorporation/   Description of     30 JUNE 2003
Name of undertaking                             registration      shares held                %         Activity
---------------------------------------------------------------------------------------------------------------
Provalis UK Limited                                  England      Ordinary                 100              1,4
Provalis Healthcare Limited                          England      Ordinary                 100                3
Provalis Diagnostics Limited                         England      Ordinary                 100            2,4,5
Cortecs Holdings Limited                         Jersey C.I.      Ordinary                 100                1
Cortecs International Pty Limited ("CIL")*         Australia      Ordinary                 100                1
Cortecs (OM) Pty Limited                           Australia      Ordinary                 100                2
Auspharm International Pty Limited                 Australia      Ordinary                 100              2,4
===============================================================================================================

All   of   the  above  companies  operate  principally  in  their  country   of
incorporation or registration.

* Directly held by Provalis plc

Principal business activities of these subsidiary undertakings are:

1.     Investment/holding company

2.     R&D company

3.     Pharmaceutical sales and distribution company

4.     Intellectual property holding company

5.     Diagnostic manufacturing and sales company

PROVALIS PLC AND SUBSIDIARIES
NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2003

12. INVESTMENTS - RESTRICTED DEPOSITS

                                                                                Group
                                                                         2003             2002
                                                                      {GBP}'M          {GBP}'m
----------------------------------------------------------------------------------------------
R&D syndication restricted deposits - long term:
At 1 July 2002                                                            4.9              7.1
Foreign exchange adjustment                                                 -              0.1
Repaid to syndicate investors                                            (4.9)            (2.7)
R&D syndication restricted deposits interest                                -              0.4
----------------------------------------------------------------------------------------------
AT 30 JUNE 2003                                                             -              4.9
==============================================================================================


Restricted cash deposits relate to the R&D syndications. These deposits were repaid during the year to syndicate investors when the final R&D syndicate was unwound in July 2002 (see notes 1e and 19).


13. STOCKS

                                                                                Group
                                                                         2003             2002
                                                                      {GBP}'M          {GBP}'m
----------------------------------------------------------------------------------------------
Raw materials and consumables                                             1.2              0.6
Finished goods and goods for resale                                       0.7              0.8
----------------------------------------------------------------------------------------------
                                                                          1.9              1.4
==============================================================================================


14. DEBTORS

                                                                                Group
                                                                         2003             2002
                                                                      {GBP}'M          {GBP}'m
----------------------------------------------------------------------------------------------
Amounts falling due within one year:
Trade debtors                                                             1.8              1.5
Other debtors (see note 4)                                                1.9                -
Prepayments                                                               0.3              0.3
R&D tax credit receivable                                                   -              0.6
Amounts owed by subsidiary undertakings                                     -                -
----------------------------------------------------------------------------------------------
                                                                          4.0              2.4
==============================================================================================

Debtors include other debtors of {GBP}0.4m due after more than one year.

PROVALIS PLC AND SUBSIDIARIES
NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2003

15. CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

                                                                                Group
                                                                         2003             2002
                                                                      {GBP}'M          {GBP}'m
----------------------------------------------------------------------------------------------
Trade creditors                                                           1.6              1.1
Taxation and social security                                              0.5              0.4
Other creditors                                                           4.6              4.6
Accruals                                                                  1.0              1.3
Loans (unsecured)                                                           -              0.1
Amounts owed to subsidiary undertakings                                     -                -
----------------------------------------------------------------------------------------------
                                                                          7.7              7.5
==============================================================================================


16. CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

                                                                                Group
                                                                         2003             2002
                                                                      {GBP}'M          {GBP}'m
----------------------------------------------------------------------------------------------
Other creditors                                                           1.8              6.4
==============================================================================================


17. PROVISION FOR LIABILITIES AND CHARGES

                                                                        Group
                                                                         2003
                                                                      {GBP}'M
-----------------------------------------------------------------------------
R&D syndications
At 1 July 2002                                                            4.9
Utilisation on repayment to syndicate investors                          (4.9)
-----------------------------------------------------------------------------
AT 30 JUNE 2003                                                             -
=============================================================================

This provision relates to the Group's obligations to perform R&D activities or to acquire third party interests in the R&D syndications, in certain circumstances. The final R&D syndicate was unwound in July 2002 (see notes 1e and 12).


18. CALLED-UP SHARE CAPITAL

                                                                         2003             2002
                                                                      {GBP}'M          {GBP}'m
----------------------------------------------------------------------------------------------
Authorised
500,000,021 ordinary shares of {GBP}0.01 each                             5.0              5.0
==============================================================================================
Allotted, called-up and fully paid
330,360,181 fully-paid  ordinary  shares of {GBP}0.01 each                3.3              3.3
(2002: 330,360,181 fully-paid ordinary shares of {GBP}0.01 each)
==============================================================================================

PROVALIS PLC AND SUBSIDIARIES
NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2003

18. CALLED-UP SHARE CAPITAL (CONTINUED)

OPTIONS

(a) Summary of employee options

                                                                        As at                                              AS AT
                                                                       1 July                                            30 JUNE
                                                        Note             2002          Granted           Lapsed             2003
--------------------------------------------------------------------------------------------------------------------------------
Approved scheme                                            b        2,266,420        3,304,104         (994,382)       4,576,142
Unapproved scheme                                          b        3,587,580          510,963         (479,347)       3,619,196
Mr Travers                                                 c        2,000,000                -                -        2,000,000
Share Save Scheme 2001                                     d        1,281,704                -         (101,623)       1,180,081
Enterprise Management Incentive Scheme                     e                -        5,481,323         (839,416)       4,641,907
--------------------------------------------------------------------------------------------------------------------------------
                                                                    9,135,704        9,296,390       (2,414,768)      16,017,326
================================================================================================================================

 (b) The Company's 1997 employee option scheme

The following options have been granted over ordinary shares of {GBP}0.01 in the Company under the 1997 Employee Option Scheme:

                                                       As at                                              AS AT         Exercise
                                                      1 July                                            30 JUNE            price
Date exercisable                                        2002          Granted           Lapsed             2003            {GBP}
--------------------------------------------------------------------------------------------------------------------------------
APPROVED SCHEME
From 26 October 2001 to 25 October 2008              295,000                -          (25,000)         270,000             0.50
From 26 April 2002 to 25 April 2009                   65,000                -          (20,000)          45,000             0.25
From 26 April 2002 to 25 October 2002                125,000                -         (125,000)               -             0.25
From 19 April 2003 to 18 April 2010                  259,500                -          (30,500)         229,000             0.25
From 19 April 2003 to 18 October 2003                  4,000           22,500                -           26,500             0.25
From 16 October 2003 to 15 October 2010              150,000                -         (150,000)               -             0.25
From 16 October 2003 to 15 April 2004                      -           50,000                -           50,000             0.25
From 29 March 2004 to 28 March 2011                1,192,920                -         (415,153)         777,767             0.13
From 29 March 2004 to 28 September 2004                    -          224,615                -          224,615             0.13
From 18 April 2005 to 17 April 2012                  175,000                -                -          175,000             0.14
From 15 October 2005 to 14 October 2012                    -        3,006,989         (228,729)       2,778,260           0.0685
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                              2,266,420        3,304,104         (994,382)       4,576,142
================================================================================================================================

PROVALIS PLC AND SUBSIDIARIES
NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2003

18. CALLED-UP SHARE CAPITAL (CONTINUED)
UNAPPROVED SCHEME

From 26 October 2001 to 25 October 2005               30,000                -                -          130,000             0.50
From 26 October 2002 to 25 October 2005              425,000                -          (25,000)         400,000             0.50
From 26 April 2000 to 25 April 2006                  500,000                -          (25,000)         475,000             0.25
From 26 April 2001 to 25 April 2006                  440,000                -          (20,000)         420,000             0.25
From 26 April 2002 to 25 April 2006                  375,000                -                -          375,000             0.25
From 19 April 2002 to 18 April 2007                  419,500                -          (30,500)         389,000             0.25
From 19 April 2003 to 18 October 2007                160,000                -                -          160,000             0.25
From 16 October 2002 to 15 October 2007              150,000                -         (150,000)               -             0.25
From 29 March 2004 to 28 March 2008                  988,080                -         (228,847)         759,233             0.13
From 15 October 2003 to 14 October 2012                    -          510,963                -          510,963           0.0685
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                              3,587,580          510,963         (479,347)       3,619,196
================================================================================================================================


(c) Mr Travers' options

Mr G Travers is entitled to exercise options in respect of two million ordinary shares at {GBP}1.85 per share. These options lapse on 9 July 2004.
Mr Travers can exercise a maximum of one million of these options in any year, the exact number being determined by reference to the market price of the Company's shares at that time. These options lapse six months after the date of any change of control of the Company through an acquisition, merger or reconstruction, or of the date of any winding up of the Company.

(d) Share Save Scheme 2001

The   following   options   have   been   granted   over  ordinary  shares   of
{GBP}0.01  in  the  Company under the Provalis  plc  Savings-Related
Share Option Scheme 2001:

                                                       As at                                              AS AT         Exercise
                                                      1 July                                            30 JUNE            price
Date exercisable                                        2002          Granted           Lapsed             2003            {GBP}
--------------------------------------------------------------------------------------------------------------------------------
From 1 June 2005 to 30 November 2005                 717,236                -          (66,159)         651,077            0.112
From 1 June 2007 to 30 November 2007                 564,468                -          (35,464)         529,004            0.112
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                              1,281,704                -         (101,623)       1,180,081
================================================================================================================================

PROVALIS PLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2003

18. CALLED-UP SHARE CAPITAL (CONTINUED)

 (e) Enterprise Management Incentive Scheme

The   following   options  have  been   granted   over   ordinary   shares   of
{GBP}0.01  in  the Company under the Enterprise Management Incentive
Scheme:

                                                       As at                                              AS AT         Exercise
                                                      1 July                                            30 JUNE            price
Date exercisable                                        2002          Granted           Lapsed             2003            {GBP}
--------------------------------------------------------------------------------------------------------------------------------
From 15 October 2005 to 14 October 2012                    -        5,481,323         (839,416)       4,641,907           0.0685
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                      -        5,481,323         (839,416)       4,641,907
================================================================================================================================


19. MOVEMENTS IN SHARE CAPITAL AND RESERVES

                                                   Called-up            Share                            Profit
                                                       share          premium           Merger         and loss
                                                     capital          account          reserve          account            Total
                                                     {GBP}'m          {GBP}'m          {GBP}'m          {GBP}'m          {GBP}'m
--------------------------------------------------------------------------------------------------------------------------------
Balance at 1 July 2002                                   3.3             24.1             96.3           (107.8)            15.9
Profit for the year                                        -                -                -              1.3              1.3
Currency translation differences in                        -                -                -             (0.1)            (0.1)
foreign currency net investments
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT 30 JUNE 2003                                  3.3             24.1             96.3           (106.6)            17.1
================================================================================================================================

                                                                    Called-up            Share           Profit
                                                                        share          premium         and loss
                                                                      capital          account          account            Total
                                                                      {GBP}'m          {GBP}'m          {GBP}'m          {GBP}'m
--------------------------------------------------------------------------------------------------------------------------------
COMPANY
Balance at 1 July 2002                                                    3.3             24.1             22.7             50.1
Profit for the year                                                         -                -              3.5              3.5
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT 30 JUNE 2003                                                   3.3             24.1             26.2             53.6
================================================================================================================================

PROVALIS PLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2003

20. CASH FLOW INFORMATION

(a) Reconciliation of operating loss to operating cash flows

                                                                         2003             2002             2001
                                                                      {GBP}'M          {GBP}'m          {GBP}'m
---------------------------------------------------------------------------------------------------------------
Operating loss                                                           (2.1)            (5.4)            (5.2)
Depreciation and impairment of tangible fixed assets                      0.5              0.4              0.4
Amortisation and impairment of intangible fixed assets                    1.5              1.4                -
(Decrease) increase in trade creditors                                    0.5             (0.1)             0.1
Decrease in other creditors and accruals                                 (0.3)            (0.1)            (0.7)
Increase in stocks                                                       (0.5)            (0.6)               -
Decrease (increase) in trade debtors                                     (0.3)             0.3              0.7
Decrease in other debtors and prepayments                                   -              0.4              0.1
---------------------------------------------------------------------------------------------------------------
NET CASH OUTFLOW FROM OPERATING ACTIVITIES                               (0.7)            (3.7)            (6.0)
===============================================================================================================


(b) Reconciliation of net cash flow to movements in net funds

                                                                         2003             2002             2001
                                                                      {GBP}'M          {GBP}'m          {GBP}'m
---------------------------------------------------------------------------------------------------------------
(Decrease) increase in cash in the year                                  (0.3)             1.2              0.1
Repayments of unsecured loan                                               0.1             0.3              0.2
(Decrease) increase in short term deposits                               (3.5)             0.5              4.0
---------------------------------------------------------------------------------------------------------------
Movement in net funds in the year                                        (3.7)             2.0              4.3
Net funds at 1 July 2002                                                 10.3              8.3              4.0
---------------------------------------------------------------------------------------------------------------
NET FUNDS AT 30 JUNE 2003                                                 6.6             10.3              8.3
===============================================================================================================


(c) Analysis of changes in net funds

                                                       As at                             AS AT            As at
                                                      1 July                           30 JUNE           1 July
                                                        2002        Cash flow             2003             2001
                                                     {GBP}'m          {GBP}'m          {GBP}'M          {GBP}'m
---------------------------------------------------------------------------------------------------------------
Cash                                                     1.9             (0.3)             1.6              0.7
Short term deposits                                      8.5             (3.5)             5.0              8.0
---------------------------------------------------------------------------------------------------------------
Cash and deposits                                       10.4             (3.8)             6.6              8.7
Unsecured loan due in under one year                    (0.1)             0.1                -             (0.3)
Unsecured loan due in more than one year                   -                -                -             (0.1)
---------------------------------------------------------------------------------------------------------------
Net funds                                               10.3             (3.7)             6.6              8.3
===============================================================================================================

Short term deposits have a maturity of more than 24 hours but less than 12 months. They are repayable on demand subject, in some instances, to the repayment of certain expenses. Cash includes cash in hand and deposits repayable on demand.

PROVALIS PLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2003

21. GUARANTEES AND OTHER FINANCIAL COMMITMENTS

(a) Lease commitments

Annual commitments under non-cancellable operating leases are as follows:

                                                               2003                               2002
                                                    LAND AND                          Land and
                                                   BUILDINGS            OTHER        buildings            Other
                                                     {GBP}'M          {GBP}'M          {GBP}'m          {GBP}'m
---------------------------------------------------------------------------------------------------------------
Expiry:
- within one year                                          -              0.1                -              0.1
- within one to two years                                  -              0.1                -              0.2
- within two to five years                               0.1                -                -              0.1
- after five years                                       0.1                -              0.3                -
---------------------------------------------------------------------------------------------------------------
                                                         0.2              0.2              0.3              0.4
===============================================================================================================


(b) Capital commitments

There were unprovided capital commitments of {GBP}0.1m at 30 June 2003 (2002: {GBP}0.1m).

(c) Guarantees

The Group operates under a duty deferment scheme with HM Customs and Excise for which a {GBP}0.1m guarantee is in place.

22. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

The numeric disclosures in this note deal with financial assets and liabilities as defined in FRS 13 `Derivatives and other Financial Instruments Disclosures'.

As  permitted  by  FRS  13, short term debtors and creditors have been excluded
from  the  disclosures.  Certain   financial  assets  such  as  investments  in
subsidiary companies are also excluded from the scope of these disclosures.

Interest rate profile

The Group has no interest bearing financial assets other than sterling cash deposits of {GBP}5.0m (2002: {GBP}8.5m). The sterling cash deposits comprise deposits placed on the money market, for variable periods, with rates fixed for the duration of the deposit. The average interest rate on sterling deposits during the year was 3.2%, and at the year end was 3.3%.

As at 30 June 2002, the Group owed {GBP}0.1m under an unsecured interest bearing sterling loan. This was repaid during the year.

Maturity of financial liabilities

The maturity profile of the Group's financial liabilities as at 30 June 2003 is given in notes 17 and 18.

Borrowing facilities

The Group had no undrawn committed borrowing facilities at 30 June 2003, or 30 June 2002.

Fair values of financial assets and liabilities

There is no material difference between the book value and the fair value of the Group's financial assets or liabilities.

PROVALIS PLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2003

22. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (CONTINUED)

Currency exposures

The table below shows the Group's current exposures; in other words, those transactional (or non-structural) exposures that give rise to the net currency gains and losses recognised in the Profit and Loss Account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the operating (or "functional") currency of the operating unit involved, other than certain non-sterling borrowings treated as hedges of net investments in overseas operations. As at 30 June 2003 these exposures were as follows:

                                            NET FOREIGN CURRENCY MONETARY ASSETS (LIABILITIES)
                                           ---------------------------------------------------
                                                  AUSTRALIAN
                                                      DOLLAR             EURO            TOTAL
FUNCTIONAL CURRENCY OF GROUP OPERATION               {GBP}'M          {GBP}'M          {GBP}'M
----------------------------------------------------------------------------------------------
STERLING                                                 0.1             (0.2)            (0.1)
==============================================================================================


The exposures at 30 June 2002 for comparison purposes were as follows:

                                            Net foreign currency monetary assets (liabilities)
                                           ---------------------------------------------------
                                                  Australian
                                                      Dollar             Euro            Total
Functional currency of Group operation               {GBP}'m          {GBP}'m          {GBP}'m
----------------------------------------------------------------------------------------------
Sterling                                                   -             (0.5)            (0.5)
==============================================================================================

                                                                                2003
                                                               CONTRACT VALUE       FAIR VALUE
                                                                      {GBP}'M          {GBP}'M
----------------------------------------------------------------------------------------------
OFF BALANCE SHEET
Foreign currency contracts                                                1.4              1.4
==============================================================================================

Interest rate instruments and foreign currency contracts and options have been marked to market to produce a fair value figure. The Company first entered into foreign currency contracts on 10 March 2003. There were no foreign currency contracts in place during 2002.

Gains and losses on hedges

There are no unrecognised gains or losses on hedges.

The Group has no financial assets/liabilities held for trading purposes and holds no cash settled commodity contracts.

The disclosures in the Treasury section of the Directors' Report form part of the financial statements.

23. PENSION ARRANGEMENTS

The Group operates a defined contribution scheme for which the pension cost for the year amounted to {GBP}0.2m (2002: {GBP}0.2m).

There are no prepayments or accruals relating to pension costs at either 30 June 2003 or at 30 June 2002.

PROVALIS PLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2003

24.    RECONCILIATION WITH US GAAP


The Group's Consolidated Financial Statements are prepared in accordance with UK GAAP which differ in certain significant respects from US GAAP. Set out below is a summary of the significant differences, a reconciliation of profit from UK GAAP to US GAAP, a statement of comprehensive income, earnings per share, a reconciliation of equity shareholders' funds from UK GAAP to US GAAP and a summary cash flow statement on a US GAAP basis.

                                                                         2003             2002             2001
                                                                      {GBP}'M          {GBP}'m          {GBP}'m
Reconciliation of net profit (loss) between UK GAAP and US GAAP
---------------------------------------------------------------------------------------------------------------
Net loss in accordance with UK GAAP                                       1.3             (4.8)            (4.4)
ADJUSTMENTS TO CONFORM TO US GAAP
Profit on variation of distribution agreement (a)                        (3.4)               -                -
---------------------------------------------------------------------------------------------------------------
Net loss in accordance with US GAAP                                      (2.1)            (4.8)            (4.4)
===============================================================================================================
Loss per share - basic* and diluted
Per UK GAAP                                                               0.4P            (1.9)p          (2.0)p
Per US GAAP                                                             (0.6)P            (1.9)p          (2.0)p
Weighted average number of ordinary shares - basic (millions)           330.4            258.3            221.6

* Diluted net loss per ordinary share is equal to basic net loss per ordinary share because the Group's share options have a non-dilutive effect for the periods presented.

                                                                         2003              2002            2001
                                                                      {GBP}'M          {GBP}'m          {GBP}'m
---------------------------------------------------------------------------------------------------------------
Stockholders' equity in accordance with UK GAAP                          17.1             15.9             10.6
ADJUSTMENTS TO CONFORM TO US GAAP
Profit on variation of distribution agreement (a)                        (3.4)               -                -

Revenue recognition (b)                                                  (0.1)            (0.1)            (0.1)
---------------------------------------------------------------------------------------------------------------
Stockholders' equity in accordance with US GAAP                          13.6             15.8             10.5
===============================================================================================================


A) PROFIT ON VARIATION OF DISTRIBUTION AGREEMENT

The profit recognised in relation to the variation of the distribution agreement relates to consideration in relation to an Amendment and Termination Deed and a Non-Compete Deed. Under UK GAAP the income recognised relates to the part of the income receivable under both Deeds which is non-refundable. Under US GAAP, the Deeds are treated as a single element arrangement and the income is recognised evenly over the term of the Non-Compete Deed, which continues until December 2006

PROVALIS PLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2003

24.  RECONCILIATION WITH US GAAP (CONTINUED)

B)  REVENUE RECOGNITION

This difference arises on the recognition of income from the receipt of a non-refundable payment from a collaboration partner for the development of a certain technology. As a result, this income is deferred under US GAAP until marketing authorisation is granted.

C)  VALUATION AND QUALIFYING ACCOUNTS

The Group had no activity in its allowance for doubtful accounts for the years ended 30 June 2001, 2002 and 2003.

D)  STATEMENT OF CASH FLOWS

Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital investment and financial investment, acquisitions and disposals, equity dividends, management of liquid resources and financing activities.

Under US GAAP, cash flows activities are reported as operating activities, investing and financing activities. Cash flow from taxation and returns on investments and servicing of finance would, with the exception of dividends paid, be included as operating activities. The payment of dividends and debt issue costs would be included under financing activities.

Set out below is a summary consolidated statement of cash flows for the Group under US GAAP.

                                                                         2003             2002             2001
                                                                      {GBP}'m          {GBP}'m          {GBP}'m
---------------------------------------------------------------------------------------------------------------
Net cash used in operating activities                                    (0.1)            (3.4)            (5.5)
Net cash provided by investing activities                                (3.6)            (4.7)            (1.0)
Net cash provided by financing activities                                 3.4              9.3              6.6
---------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash under US GAAP                            (0.3)             1.2              0.1
---------------------------------------------------------------------------------------------------------------

E) EXCEPTIONAL ITEMS

Under UK GAAP, material items arising from events within the past or present ordinary activities are disclosed separately. Under US GAAP, such items would be included in the appropriate financial statement line items.

F) SHARE OPTIONS

Share options are accounted for using the intrinsic value method under APB 25.

G) STATEMENT OF COMPREHENSIVE INCOME

                                                                         2003             2002             2001
                                                                      {GBP}'M          {GBP}'m          {GBP}'m
---------------------------------------------------------------------------------------------------------------
Net loss for the financial year in accordance with US GAAP               (2.1)            (4.8)            (4.4)
Currency translation                                                     (0.1)               -                -
---------------------------------------------------------------------------------------------------------------
Comprehensive income in accordance with US GAAP                        (2.2)              (4.8)            (4.4)

PROVALIS PLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2003


25.  COMPANIES ACT 1985

The Consolidated Financial Statements do not constitute "statutory accounts" within the meaning of the Companies Act 1985 of Great Britain for any of the periods presented. Statutory accounts for the years ended June 30 2003 and 2002 have been filed with the United Kingdom's Registrar of Companies. The auditors have reported on these accounts. The reports were unqualified and did not contain statements under Section 237(2) or (3) of the Act.

These Consolidated Financial Statements exclude certain parent company statements and other information required by the Companies Act 1985, however, they include all material disclosures required by generally accepted accounting principles in the United Kingdom including those Companies Act 1985 disclosures relating to the statements of income and balance sheet items.


26. SUBSEQUENT EVENT

The Group's UK financial statements for the year ended 30 June 2003 were approved and issued on the 1st September 2003. In December 2003 the Inland Revenue rejected a claim for Research and Development tax credits in the Medical Diagnostics business. The group is strongly contesting the Inland Revenue's decision. Cumulatively, the Group has recognised {pound-sterling}0.4m in respect of the Research and Development tax credits for the Medical Diagnostics business. However if the Group's appeals are unsuccessful, the cash received to date of {pound-sterling}0.3m in respect of these credits will have to be repaid.

At the same time the Inland Revenue accepted the claim for the Research and Development tax credits for the Therapeutics business at an amount of {pound-sterling}0.1m in excess of the credits previously recognised in the accounts.

The effect of the Inland Revenue's decisions to date on the accounts for the year ended 30 June 2004 will be an increase in the tax charge of {pound-sterling}0.3m. As the event occurred subsequent to the issuance of the UK financial statements for the year ended 30 June 2003 it is not reflected in those financial statements.

                                  SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                        PROVALIS PLC


                                        "/s/ Philip Leon Gould"
                                        Name: Philip Leon Gould
                                        Title: Chief Executive Officer

Date:  January 14th 2004

                                  EXHIBIT INDEX

Exhibit
1.1 Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 1.1 to the Company's annual report on Form 20-F for the fiscal year ended June 30, 2000).
2.1 Amended and Restated Deposit Agreement (incorporated by reference to Exhibit A to the Company's post-effective amendment no. 1 to registration statement on Form F-6, File No. 333-8072, filed on August 5, 2002).
4.1 Standard Form Service Agreement for Executive Directors of Provalis plc (incorporated by reference to Exhibit 4.1 to the Company's annual report on Form 20-F (incorporated by reference to Exhibit 4.1 to the Company's annual report on Form 20-F for the fiscal year ended June 30, 2001).
4.2 Sale of Sale ofBusiness Agreement dated 24th October 2001 between Parke Davis & Co Limited, and Provalis Healthcare Limited and Provalis plc (incorporated by reference to Exhibit 4.2 to the Company's annual report on Form 20-F for the fiscal year ended June 30, 2001).
4.3    Rules of the 1997 Employee Option Scheme  (incorporated  by reference to
       Exhibit 4.3 to the Company's annual report on Form 20-F for the fiscal year ended June 30, 2002).
4.4    Rules of the 2001 Save As You Earn Scheme  (incorporated by reference to
       Exhibit 4.4 to the Company's annual report on Form 20-F for the fiscal year ended June 30, 2002).
4.5    Rules of the Provalis plc Long Term Incentive Plan 2003.
4.6    Draft Trust Deed of the Provalis plc employee share ownership trust.
4.7 Underwriting Agreement made between the Company, N M Rothschild & Sons Limited and Beeson Gregory Limited dated 7 March 2002 (incorporated by reference to Exhibit 4.5 to the Company's annual report on Form 20-F for the fiscal year ended June 30 2002).
4.8 Standard form of irrevocable undertaking given by each director of the Company and by Yggdrasil AB in connection with the Placing and Open Offer announced by the Company on 12 March 2003 (incorporated by reference to Exhibit 4.6 to the Company's annual report on Form 20-F for the fiscal year ended June 30 2002).
4.9 Distribution Agreement made between Interfalk AG and Thames Laboratories Limited dated March 13, 1992, as amended by an Amendment and Termination Deed, and a Non-Compete Deed, both dated January 31, 2003, and made between Dr Falk Pharma and Provalis plc.
4.10 Distribution Agreement made between Cholestech Inc and Provalis Diagnostics Limited dated May 20, 2002.

                                      Ex-1

6      See notes to the consolidated financial statements.
8      See "Organisational Structure" under Item 4.
12.1 Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2 Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1 Certification of the Chief Executive Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code, 18 USC 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2 Certification of the Chief Financial Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code, 18 USC 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.








                                     Ex-2

                                                                    EXHIBIT 4.5

            RULES OF THE PROVALIS PLC LONG TERM INCENTIVE PLAN 2003




1     DEFINITIONS AND INTERPRETATION


1.1   In these Rules, unless the context otherwise requires:


      THE ADOPTION DATE means the date upon which this Scheme is adopted by the Company


      ANNUAL BONUS means the gross cash amount payable to an Eligible Employee in respect of any Financial Year under any annual bonus plan of the Company or any other member of the Group


      APPROPRIATE PROPORTION RANGE means, in relation to each Eligible Employee selected to participate in this Plan for any Financial Year, the percentage range of his Annual Bonus which the Committee notifies (in accordance with Rule 2.1(b)) to such Eligible Employee as being the range from which he may select the Appropriate Proportion to be applied pursuant to the Plan in the purchase of Restricted Shares


      APPROPRIATE PROPORTION has the meaning given thereto in Rule 2.2


      AWARD CERTIFICATE means a certificate issued in accordance with Rule 4.4


      AWARD means a Contingent Award and/or an Option Award as the case may require


      AWARD DATE means, in relation to any Contingent Award, the date on which such Award is made


      AWARD DEED has the meaning given thereto in Rule 4.8


      AWARD PERIOD means the period of 42 days following the date on which the Company announces to the London Stock Exchange its preliminary results for the Financial Year in respect of which the applicable Annual Bonus is payable


      BUSINESS DAY means a day on which the London Stock Exchange is open for business in London


      COMMITTEE means the committee of the board of directors of the Company whose principal task is to consider and determine (or recommend to the board of directors) the remuneration (in all its forms) of, among others, executive directors of the Company or, in the absence of any such committee, such other committee, consisting principally of non-executive directors, to which the operation of the Plan may be delegated by the board of directors of the Company


      THE COMPANY means Provalis plc (Registered No. 3321624)


      CONTINGENT AWARD means an award made by the Company to a Participant upon terms that the Company agrees, subject to and in accordance with the Rules of the Plan and the Award Certificate, to transfer or to procure the transfer to such Participant Matching Shares on or following the Vesting Date in relation to that award and which is for the time being subsisting or (where the context so requires or permits) such an award proposed to be so made


      CONTROL has the meaning ascribed thereto by section 840 Taxes Act

      EBT means an employee benefit trust established for the benefit of persons who include substantially all of the persons who are Eligible Employees


      ELIGIBLE EMPLOYEE means, at any time, any person who, at that time, is an employee (including an executive director) of any one or more companies in the Group


      EMPLOYEES' SHARE SCHEME has the meaning given thereto in section 743 Companies Act 1985


      EXERCISE PERIOD means, in relation to an Option Award, the period commencing on the Vesting Date in relation to that Option Award and ending three months thereafter or, if the Participant, not having previously exercised the Option Award, shall be prevented from so doing on the last day of the said period of three months by virtue of Rule 8.1, ending 30 days after the first day thereafter on which he shall not be so prevented


      FINANCIAL YEAR means a financial year (within the meaning given thereto by section 223 Companies Act 1985) of the Company


      GROUP means the Company and its subsidiaries (within the meaning of section 736 Companies Act 1985) for the time being


      LONDON STOCK EXCHANGE means the Recognised Stock Exchange operated at the Adoption Date by London Stock Exchange plc or such other Recognised Stock Exchange as is the principal stock exchange in the United Kingdom


      MARKET VALUE means in relation to a Plan Share on any date:


      (a) if the Plan Shares have been admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange, the middle market quotation of a Plan Share as derived from the Daily Official List of the London Stock Exchange dated the Business Day immediately preceding such date; or


      (b) if the Plan Shares are not then so listed and traded on the London Stock Exchange, market value as determined for the purposes of the Plan by the Committee having regard to the provisions of Part VIII of the Taxation of Chargeable Gains Act 1992


      MATCHING SHARES has the meaning given thereto in Rule 4.3


      MATCHING SHARES MARKET VALUE means for the purposes of Rules 2.1(c) the average middle market quotation of a Plan Share for the 90 dealing days immediately preceding (and ending on) the last day of the Financial Year in respect of which the relevant Annual Bonus is payable


      MODEL CODE means, at any time, the then current model code on directors' dealings in listed securities traded on the London Stock Exchange or such other code of dealing in terms no less exacting than such model code as may have been adopted by the Company


      NOTIFIED SUM has the meaning given thereto in Rule 8.6


      OPTION AWARD means a right to acquire Matching Shares granted by the Company to a Participant in accordance with the Plan and applicable Award deed and for the time being subsisting or (where the context so permits) such a right proposed to be granted under the Plan


      ORDINARY SHARE CAPITAL has the meaning given thereto by section 832 Taxes Act and ORDINARY SHARE shall be construed accordingly

      PARTICIPANT means a person who holds an Award and includes (where the context admits) his personal representatives


      PERFORMANCE CERTIFICATE means a certificate to be delivered in accordance with Rule 5.1


      PERFORMANCE CONDITION means any performance or other condition imposed by the Committee pursuant to Rule 4.6 in relation to an Award and specified in the Award Deed in relation to that Award


      PERFORMANCE PERIOD means, in relation to an Award, the period specified as such in the Award Deed in relation to such Award, not being a period:


      (a) commencing earlier than the first day of the Financial Year in which the Award Date falls; and


      (b)  of less than 35 months


      PLAN means the Plan constituted by these Rules in its present form or with and subject to any amendment thereto for the time being in force


      PLAN SHARE means a fully paid ordinary share (of whatever class) in the capital of the Company


      RECOGNISED STOCK EXCHANGE has the meaning given thereto in section 841 Taxes Act


      RELEVANT AMOUNT means, in relation to an Eligible Employee, the net cash amount to be paid to the Trustees or the Participant (as applicable) in accordance with Rule 3.1 as the Committee shall determine represents the net cash amount of the Appropriate Proportion of his Annual Bonus after the deduction or withholding therefrom of all amounts required by the laws of any applicable jurisdiction to be deducted or withheld therefrom in respect of tax and national insurance or social security contributions or levies or in respect of any other matter whatsoever


      RESTRICTED SHARES has the meaning given thereto in Rule 3.5


      RIGHTS OFFER means an offer conferring rights in respect of Plan Shares to be allotted or to acquire, on payment, other shares or securities or rights of any description in the Company


      RULES means the rules of this Plan including any amendments effected in accordance with Rule 10 from time to time in force


      SHARE SCHEMES means:


      (a)  the Plan; and


      (b) any other employees' share scheme adopted by the Company in general meeting.


      TAXES ACT means the Income and Corporation Taxes Act 1988


      TRUSTEES means the trustee or trustees for the time being of any EBT


      VESTING DATE means, in relation to an Award, the date upon which a Performance Certificate is issued in respect of the Award or such earlier date on which the Award has become exercisable or has vested in accordance with the Plan and applicable Award Deed


1.2 A Participant shall, for the purposes of these Rules, be treated as being in QUALIFYING SERVICE at any time if at that time he is a director, other than a non-executive director, or an employee of any member of the Group.

1.3   In these Rules unless the context otherwise requires:


      (a) words importing the singular only shall include the plural and vice versa, words importing the masculine gender only shall include the feminine gender and words importing natural persons shall also include corporations;


      (b)  references  to  any  statute  or  statutory provision shall  include
           (i) any subordinate legislation made under it and (ii) any provision superseding it or re-enacting it (whether with or without modification);


      (c)  references  to  a Rule or Rules are to a rule or rules of this Plan;
           and


      (d) the descriptive headings to Rules are inserted for convenience only, have no legal effect and shall be ignored in the interpretation of these Rules.


2     NOTIFICATION OF AWARDS


2.1 The Committee may, in relation to any present or future Award Period, notify Eligible Employees who are prospectively entitled to an Annual Bonus and, where the Committee determines in its discretion that the Restricted Shares be acquired by the Trustees on behalf of the Eligible Employee, the Trustees of:


      (a)  the type of Award which it is offering to the Eligible Employee;


      (b) the Appropriate Proportion Range for that Financial Year, in respect of which the minimum may not be less than 25 per cent of the Annual Bonus and the maximum may not exceed 50 per cent of the Annual Bonus;


      (c) the basis on which the number of Matching Shares which the Committee agrees to make available to the Eligible Employee pursuant to the terms of the Award and the Plan will be calculated, which shall be up to a maximum of the cash value of the Appropriate Proportion multiplied by three and divided by the Matching Shares Market Value, as the Committee shall in its discretion determine; and


      (d) the Performance Period and the Performance Condition(s) which the Committee is imposing in relation to the Award provided that for the purposes of this Rule 2.1, an Eligible Employee shall be deemed to be prospectively entitled to an Annual Bonus notwithstanding that it may be a condition of such entitlement that he participate in the Plan.


2.2 On receipt of the notification referred to in Rule 2.1, an Eligible Employee who wishes to receive an Award under the Plan, shall inform the Company in writing, within 5 business days of receipt of such notification of the proportion of his Annual Bonus (which shall fall within the Appropriate Proportion Range notified to him pursuant to Rule 2.1(b)) which he wishes to apply towards acquiring Restricted Shares in accordance with Rule 3.4 (APPROPRIATE PROPORTION). In the absence of making such a notification to the Company, the Committee may determine, in its discretion:


      (a) that the Eligible Employee does not wish to participate in the Plan, in which event, no Award shall be made to the Eligible Employee; or


      (b)  the Appropriate Proportion in respect of such Eligible Employee.

3     RESTRICTED SHARES


3.1 Following the determination of the Appropriate Proportion in accordance with Rule 2.2, the Company shall, where it determines in its discretion that the Restricted Shares are to be acquired by the:


      (a) Participant, pay the Annual Bonus to the Participant, on condition that the Relevant Amount shall, subject to Rule 3.2, be applied in accordance with Rules 3.3 and 3.4(b); or


      (b) Trustees, on behalf of the Participant, the Relevant Amount shall, subject to Rule 3.2 ,be paid out of the Annual Bonus to the Trustees on or before the day it would otherwise have been paid to the Eligible Employee to be applied in accordance with Rules 3.3 and 3.4(a) and only the balance of the Annual Bonus (less tax and other withholdings on the total amount of the Annual Bonus) shall be paid to the Eligible Employee.


3.2 If an Eligible Employee selected for participation in this Plan for any Financial Year:


      (a) has ceased to be an Eligible Employee on or before the day on which the payment of the Relevant Amount is to be made in accordance with Rule 3.1; or


      (b) on or before that day has given or received notice of termination of his employment upon the expiry of which he would cease to be an Eligible Employee (whether such notice would expire before, on or after that day), he shall not be entitled to an Award of Matching Shares pursuant to this Plan and the availability of his Annual Bonus shall be governed by the terms of the Eligible Employee's service contract.


3.3 The Relevant Amount shall be paid in the currency of payment of the Eligible Employee's Annual Bonus and, if such currency is not pounds sterling, the Participant or the Trustees (as applicable) shall purchase pounds sterling with the moneys received in such other currency as soon as practicable after receipt of the Relevant Amount by them and shall pay all bank and other charges incurred in making such purchase out of such moneys.


3.4 The Participant or the Trustees (as applicable) shall apply the Relevant Amount paid to them in accordance with Rule 3.1 (after, if applicable, conversion into pounds sterling in accordance with Rule 3.3 and deduction of the costs of such conversion):


      (a) in the case of the Trustees, in purchasing Plan Shares as agent for and on behalf of such Participant on the day on which funds received by the Trustees in accordance with Rule 3.1 would otherwise have been paid to the Eligible Employee or, if for any reason they are unable to purchase Plan Shares or sufficient Plan Shares on that day, as soon as practicable thereafter; or


      (b) in the case of the Participant, in purchasing Plan Shares on the day on which he receives the Relevant Amount in accordance with 3.1 or, if for any reason he is unable to purchase Plan Shares or sufficient Plan Shares on that day, as soon as practicable thereafter provided that in each such case the relevant Plan Shares will be purchased:


      (c)  on the London Stock Exchange at the best available price; or


      (d) by private treaty (including from the Trustees acting in their capacity as trustees of the EBT) at a price no greater than the best available price for purchases on the London Stock Exchange on that day in addition, the Relevant Amount shall also be applied by the Trustee or Participant (as applicable) in meeting all commissions and expenses and stamp duty or stamp duty reserve tax arising on such purchase. Any balance of such amount not so applied shall be either by paid by the Trustee to the Eligible Employee or retained by the Participant (as applicable).


3.5 The Plan Shares purchased by or on behalf of a Participant in accordance with Rule 3.4 are referred to as RESTRICTED SHARES, which expression shall extend to and include any shares in the capital of the Company arising as a result of any redesignation, sub-division or consolidation of Restricted Shares and any additional shares, securities or rights which may be registered in the name of the Participant or the Trustees in accordance with Rule 3.6 or Rule 3.7.


3.6 Shares, securities or rights in the Company issued by way of capitalisation in respect of Restricted Shares shall, on registration in the name of the Participant (where the Relevant Amount was paid to such Participant in accordance with Rule 3.1(a)) or in the name of the Trustees (where the Relevant Amount was paid to the Trustees in accordance with Rule 3.1(b)), be treated as additional Restricted Shares.


3.7   In the event of a Rights Offer:


      (a) where the Restricted Shares are held by the Participant, the Participant may take or refrain from taking action in such manner as he may determine (subject, where necessary, to his paying any moneys required to subscribe for or pay for such shares, securities or rights and to pay any commissions and expenses, stamp duty or stamp duty reserve tax in connection with such subscription or purchase) and, in the event that the Participant subscribes for or purchases any such shares, securities or rights, the Participant may elect that so many of such shares, securities or rights as he shall determine (not exceeding the number which could have been subscribed for or purchased with the proceeds of a disposal of some of the rights in respect of his Restricted Shares in order to obtain sufficient funds to exercise other such rights or, where the rights in respect of his Restricted Shares are not themselves capable of disposal, with the proceeds of a disposal of some of the shares, securities or rights offered in order to obtain sufficient funds to reimburse the cost of acquisition of all such shares, securities or rights) are to be held by him as additional Restricted Shares; or


      (b) where the Restricted Shares are held by the Trustees, the Trustees shall, in relation to the shares, securities or rights offered to the Trustees as holders of Restricted Shares beneficially owned by the Participant, take or refrain from taking action in such manner as the Participant directs (subject where necessary to his paying to the Trustees or as they direct any moneys required to subscribe for or pay for such shares, securities or rights and to pay any commissions and expenses, stamp duty or stamp duty reserve tax in connection with such subscription or purchase) and, in the event that the Participant directs the Trustees to subscribe for or purchase on his behalf any such shares, securities or rights, the Participant may direct the Trustees that so many of such shares, securities or rights as the Participant specifies (not exceeding the number which could have been subscribed for or purchased with the proceeds of a disposal of some of the rights in respect of his Restricted Shares in order to obtain sufficient funds to exercise other such rights or, where the rights in respect of his Restricted Shares are not themselves capable of disposal, with the proceeds of a disposal of some of the shares, securities or rights offered in order to obtain sufficient funds to reimburse the cost of acquisition of all such shares, securities or rights) are to be held by the Trustees as additional Restricted Shares. In the absence of instructions the Trustees shall allow the rights offered to lapse.

3.8 Restricted Shares acquired in accordance with Rule 3.4(a), shall be registered in the name of the Trustees who shall hold them as bare nominee for the Participant for whom they were purchased and not in their capacity as trustees of the EBT and, accordingly, the Trustees shall:


      (a) account to the Participant for all dividends and, subject to Rule 3.5, other distributions received in respect of his Restricted Shares;


      (b) vote in respect of any Restricted Shares at any general meeting of the Company in accordance with the written instructions of the Participant beneficially entitled thereto;


      (c) transfer all or any of the Restricted Shares forthwith upon written demand by the Participant beneficially entitled thereto to such Participant or as he may direct;


      (d) without prejudice to Rule 3.7, generally deal with the Restricted Shares in such manner as the Participant beneficially entitled thereto may in writing direct; and


      (e) unless otherwise instructed by the Participant, transfer the Restricted Shares into the name of the Participant within 28 days after the earlier of the Vesting Date and the date on which the Participant ceases to be in Qualifying Service.


3.9 Restricted Shares acquired in accordance with Rule 3.4(b), shall be registered in the name of the Participant who will be the beneficial owner of such shares. Accordingly, as beneficial owner, the Participant will have complete discretion as to any dealings in the shares and in relation to any receipts in respect of the Restricted Shares.


3.10 Where Restricted Shares are held by the Trustees in accordance with rule 3.8, no instruction to the Trustees in respect of any Restricted Shares shall be valid and binding on the Trustees unless it is in writing duly executed by the Participant beneficially entitled to such Restricted Shares or his agent or attorney duly authorised in writing by him.


3.11 Restricted Shares shall be purchased within the relevant Award Period in respect of the Financial Year in relation to which the Annual Bonus is payable, provided that Restricted Shares may be purchased at any other time at which the Committee resolves that exceptional circumstances exist which justify the same.


4     AWARDS OF MATCHING SHARES


4.1 Following the determination of the Appropriate Proportion in accordance with Rule 2.2, the Committee shall make Awards of Matching Shares during:


      (a)  any Award Period; or


      (b) at any time not within an Award Period at which the Committee considers that exceptional circumstances exist which justify the making of an Award or Awards provided that, if, by reason of statute, order, rule, regulation or government directive or any undertaking or agreement to which the Company may for the time being be a party as a condition of or in consequence of its ordinary share capital being traded on or dealt in on any recognised stock exchange, the Company shall be restricted from making Awards within any Award Period, Awards may be made within the period of 42 days after the lifting of such restrictions.


4.2 Any Award shall be conditional upon Restricted Shares being purchased in accordance with Rule 3.4.

4.3 The Plan Shares in respect of which an Award is made in accordance with this Rule 4 are referred to in these Rules as MATCHING SHARES which expression shall extend to and include any shares, securities or rights in the Company which by virtue of Rule 9 are for the time being comprised in an Award.


4.4   An Award shall be either:


      (a) an Option Award, being the grant by the Company to the relevant Participant of an option to acquire for nil consideration from the Company up to such number of Plan Shares as is specified in the Award Deed relating to such Option Award upon the terms and in accordance with the Rules of the Plan and the provisions of the Award Deed relating to such Option Award; or


      (b) a Contingent Award, being a contingent award by the Company to a Participant upon terms whereby the Company will, subject to the Rules of the Plan and the relevant Award Deed, on or following the Vesting Date in relation to that Contingent Award transfer (or procure the transfer) to such Participant up to such number of Matching Shares as is specified in the relevant Award Deed.


4.5 The maximum number of Matching Shares comprised in an Award to any Eligible Employee shall be calculated on the basis notified to the
      Eligible Employee in accordance with Rule 2.1(c), following the determination of the Appropriate Proportion in accordance with Rule 2.2.


4.6 In making any Award under the Plan the Committee shall determine that the exercise or vesting of such Award shall be conditional on the satisfaction of one or more performance or other conditions determined by the Committee before such Award is made. Any such Performance Condition may provide that the Award shall become exercisable or, as the case may be, shall vest in respect of a given number or proportion of the Matching Shares comprised in the Award according to whether, and the extent to which, such condition is met.


4.7 If prior to the satisfaction of any Performance Condition imposed pursuant to Rule 4.6, an event occurs which causes the Committee reasonably to consider that any such Performance Condition would not, without some alteration or addition, achieve its original purpose, the Committee may make such alteration or addition to such Performance Condition as it considers fair and reasonable but so that such Performance Condition shall not be any more difficult to satisfy after such alteration or addition than it was as originally imposed.


4.8 An Award shall be made to an Eligible Employee by deed in such form as the Committee may decide (an AWARD DEED) which shall be executed by the Company and:


      (a) if the Eligible Employee has previously executed a separate deed in favour of the Company irrevocably agreeing to be bound by the Rules of the Plan and the terms of any Award which may be made to him, the Award shall be treated as having been made and shall take effect on delivery of the Award Deed by the Company; or


      (b) if Rule 4.7(a) does not apply, the Award shall be treated as having been made on delivery by the Company but shall not take effect unless and until the Award Deed has also been duly executed by the Eligible Employee to whom the Award is made.


4.9 An Award shall be evidenced by an Award Certificate (which may, but need not, constitute an Award Deed) issued by the Company to the Participant specifying:


      (a)  the Award Date;


      (b)  whether the Award is an Option Award or a Contingent Award;

      (c) the maximum number of Matching Shares to which the Award relates, being the maximum number of Matching Shares which may be acquired on exercise of an Option Award or the maximum number of Matching Shares which may vest pursuant to a Contingent Award;


      (d)  the Performance Period; and


      (e) details of any Performance Conditions imposed in relation to the Award pursuant to Rule 4.6.


4.10 No monetary consideration shall be payable for the making or grant of an Award or in the respect of the vesting or exercise of any Award.


4.11 Each Award shall be personal to the Participant and shall not (save as provided in Rules 7.1, 7.3, 7.4 and 7.5) be capable of being transferred, assigned, charged, encumbered or in any way dealt in or of being listed or dealt in on any stock exchange and, if (save as aforesaid) any Award or any interest therein is or is purported to be transferred, assigned, charged, encumbered or in any way dealt in, such Award shall lapse and the Company shall not knowingly permit its vesting or exercise.


4.12 No Award shall be made on a date which is more than ten years after the Adoption Date.


4.13 Without prejudice to Rules 8.5 and 8.6, the Company may, in relation to any Option Award, either in any such separate deed as is referred to in Rule 4.8(a) or in the Award Deed relating to the Option Award executed by the Eligible Employee in accordance with Rule 4.8(b), if and to the extent so permitted by law, make it a condition of the exercise of the Option Award that the Participant makes good to the Company, the Trustees or any other member of the Group or any other person (other than the Participant) all or such part as may be specified in the Award Deed of any secondary national insurance contributions for which the Company, the Trustees or any other member of the Group or any such other person is liable as a consequence of such exercise.


5     CERTIFICATION OF PERFORMANCE CONDITIONS


5.1 The Company shall, as soon as practicable after the end of the Performance Period in relation to any Award, ascertain whether or not all or any of the Performance Conditions have been satisfied and the Company shall use its reasonable endeavours to issue a written notice (a PERFORMANCE CERTIFICATE) within four months following the expiry of the relevant Performance Period notifying the Participant (and the Trustees where applicable) whether or not the Award, if it is an Option Award, is exercisable or, if it is a Contingent Award, whether or not the Award has vested in accordance with the Plan and the applicable Award Deed.


5.2 If the Company shall notify the Participant that an Award is exercisable or has vested in accordance with Rule 5.1, it shall, in the relevant Performance Certificate, also notify the Participant (and the Trustees where applicable) of the number of Matching Shares in respect of which the Award, if it is an Option Award, may be exercised by the Participant or, if the Award is a Contingent Award, has vested and the Award shall lapse in respect of any Plan Shares in respect of which it does not then become exercisable or does not then vest.


5.3 If the Performance Certificate shall certify that none of the Performance Conditions has been satisfied, the Award shall lapse in its entirety forthwith upon receipt by the Participant (and the Trustees, where applicable) of the Performance Certificate.


6     EXERCISE AND VESTING OF AWARD IN NORMAL CIRCUMSTANCES


6.1 Save as otherwise provided in Rule 7, an Option Award shall only be capable of being exercised and a Contingent Award shall only be capable of vesting:

      (a) if the Participant has been in Qualifying Service throughout the period commencing on the applicable Award Date and ending the date of receipt by the Participant or the Trustees (as applicable) of the applicable Performance Certificate issued pursuant to Rule 5.1;


      (b) if the applicable Performance Certificate shall certify that the Performance Conditions imposed pursuant to Rule 4.6 have been satisfied; and


      (c) the Participant has not and has not instructed the Trustees to transfer any of the Restricted Shares to him or as he may direct to prior to the Vesting Date but shall only be exercisable or vest to the extent specified in the applicable Performance Certificate.


6.2 An Award shall lapse on the happening of the earliest of the following events:


      (a) where Rule 5.3 applies, the receipt by the Participant and/or the Trustee (as applicable) of the relevant Performance Certificate;


      (b) where Rule 5.2 applies, the receipt by Participant and/or the Trustee (as applicable) of the relevant Performance Certificate, but only to the extent determined in accordance with the relevant Performance Certificate;


      (c) in the case of an Option Award, the expiry of its Exercise Period, unless the Participant shall have died at any time before the expiry of the Exercise Period;


      (d) if the Participant ceases to be in Qualifying Service before the date of receipt by Participant and/or the Trustee (as applicable) of the applicable Performance Certificate and prior to the occurrence of any such event as is referred to in any of Rules 7.6, 7.7 and 7.8, the expiry of the period of 90 days after the day on which he so ceases, unless and to the extent (if any) to which the Committee before the expiry of such period of 90 days exercises its discretion pursuant to Rule 7.1 or Rule 7.2 to permit him (or his personal representatives) to exercise the Option Award or to permit the Contingent Award to vest;


      (e) in the case of an Option Award, the expiry of the period permitted for the exercise of the Option Award by the Participant's personal representatives in accordance with Rule 7.1, Rule 7.3, Rule 7.4 or Rule 7.5;


      (f) in the case of an Option Award, the expiry of the period permitted for exercise by the Participant of the Option Award in accordance with Rule 7.2(B) unless the Participant shall die during such period;


      (g)  the expiry of the period specified in accordance with Rule 7.7;


      (h) in the case of an Option Award, where any such event as is specified in any of Rules 7.7(a), 7.7(b) and 7.7(c) occurs on or after the Vesting Date, the expiry of such period as the Committee shall determine and notify to the Participant in writing (not being a period of less than one month from the date of such notification);


      (i) the passing of a resolution for the voluntary winding up of the Company or the making of an order for its compulsory winding up; and


      (j)  the Participant becoming bankrupt.

7     RIGHT TO EXERCISE AND VESTING OF AWARD IN SPECIAL CIRCUMSTANCES


7.1 In the event of the death of the Participant while he is in Qualifying Service before the date of receipt by Participant (and, where applicable, the Trustee) of the applicable Performance Certificate and prior to the occurrence of any such event as is referred to in any of Rules 7.6, 7.7 and 7.8, the Committee may, in their discretion, cause the Award to vest immediately to such extent as the Committee may determine in accordance with Rule 7.9 and, in the case of an Option Award, may permit the personal representatives of the Participant to exercise the Option Award to the extent so determined during such period (not exceeding 12 months) after the date of the Participant's death as they may determine, provided that such discretion shall be exercised (if at all) no later than 90 days after the death of the Participant and, in the case of an Option Award, the Award shall not be exercisable unless and until such discretion has been so exercised.


7.2 In the event of a Participant ceasing to be in Qualifying Service, before the date of receipt by Participant (and, where applicable, the Trustee) of the applicable Performance Certificate and prior to the occurrence of any such event as is referred to in any of Rules 7.6, 7.7 and 7.8, by reason of:


      (a) retirement on or after reaching his normal retirement date or, with the consent of the Committee, prior to that date;


      (b)  redundancy (within the meaning of the Employment Rights Act 1996);


      (c) injury, disability or ill-health (evidenced to the satisfaction of the Company);


      (d) the company by which he is employed ceasing to be a member of the Group;


      (e) the undertaking in which he is employed being sold or transferred outside the Group; or


      (f)  other special circumstances as determined by the Committee;


      the Committee may, in its discretion, either:


      (A) permit the Award to vest after the issue of the Performance Certificate in respect of such Award but so that the maximum number of Matching Shares in respect of which the Award shall be capable of so vesting shall be determined in accordance with Rule 7.10; or


      (B) except in a case falling within Rule 7.2(f), in the case of a Contingent Award, cause the Award to vest immediately to such extent as the Board may determine in accordance with Rule 7.9 and, in the case of an Option Award, permit the Award to be exercised to the extent so determined during such period (subject to Rule 7.3) as they may determine;


      provided that such discretion shall be exercised (if at all) no later than 90 days after the date on which the Participant ceases to be in Qualifying Service and, in the case of an Option Award, the Award shall not be exercisable unless and until the discretion given by this Rule 7.2 has been so exercised.


7.3 The personal representatives of a deceased Participant shall be entitled to exercise an Option Award held by the Participant at the date of his death during the period of 12 months following the date of the Participant's death (in so far as it shall not have lapsed under any other Rule), if either:


      (a) the Participant was in Qualifying Service at the date of receipt by the Participant (and, where applicable, the Trustee) of the applicable Performance Certificate and died after that date and before the expiry of its Exercise Period; or

      (b) the Participant had ceased to be in Qualifying Service prior to his death and the Committee has exercised their discretion (whether before or after his death) to permit exercise of his Option Award in accordance with Rule 7.2(B), provided that:


           (i) where such discretion was exercised before his death, the period permitted by the Committee for such exercise had not expired at the date of his death; and


           (ii) the Option Award may only be exercised to the extent to which the Committee has permitted it to be exercised pursuant to Rule 7.2(B).


7.4 Subject to Rule 7.5, if a Participant who has ceased to be in Qualifying Service dies before the receipt by Participant (and, where applicable, the Trustee) of the Performance Certificate in respect of an Option Award made to him which remains capable of being exercised pursuant to Rule 7.2(A), his personal representatives shall be entitled to exercise the Option Award (in so far as it shall not have lapsed under any other
      Rule) during the period commencing on the date of receipt by the Participant (and, where applicable, the Trustee) of the Performance Certificate and ending on the later of the expiry of the Exercise Period and the first anniversary of the Participant's death, but only to the extent to which the Participant has been permitted to exercise such Option Award in accordance with Rule 7.2.


7.5 If a Participant who has ceased to be in Qualifying Service dies before the earlier of the receipt by the Participant (and, where applicable, the Trustee) of the Performance Certificate in respect of an Award made to him which remains capable of being exercised or of vesting pursuant to Rule 7.2(A) and the occurrence of any such event as is referred to in any of Rules 7.6, 7.7 and 7.8, the Company may, in its discretion, cause the Award to vest immediately to such extent as the Committee may determine in accordance with Rule 7.9 and, in the case of an Option Award, may (to the exclusion of Rule 7.4) permit the personal representatives of the Participant to exercise the Option Award to the extent so determined during such period (not exceeding 12 months) after the date of the Participant's death as they may determine.


7.6 In the event that notice is given to shareholders of the Company of a resolution to approve the reconstruction or demerger of the Company or of any other member of the Group, the Company may make such provision for the variation of the terms of any Award and/or the applicable Performance Condition(s) and/or for early exercise or early vesting (in whole or in part) of Awards as the Committee shall, in the exercise of its discretion, consider appropriate to take proper account of such circumstances, provided that no such provision shall take effect so as to abrogate the rights of a Participant without the Company first obtaining his consent in writing.


7.7 If before the receipt by Participant (and, where applicable, the Trustee) of the Performance Certificate in respect of an Award any person:


      (a) obtains control of the Company as a result of making a general offer:


           (i) to acquire the whole of the issued share capital of the Company made subject to a condition such that if it is satisfied the person making the offer will have control of the Company; or


           (ii) to acquire all the shares in the Company which are of the same class as the Plan Shares;


      (b) obtains control of the Company in pursuance of a compromise or arrangement sanctioned by the Court under section 425 Companies Act 1985; or

      (c) becomes bound or entitled to acquire Plan Shares under sections 428 to 430F (inclusive) Companies Act 1985;


      then the Company may, in its discretion, permit the Participant to exercise an Option Award which has not yet become exercisable or may cause a Contingent Award which has not yet vested to vest within such reasonable period as the Company shall determine and notify to the Participant in writing to such extent as the Committee may, in its discretion, determine in accordance with Rule 7.11, notwithstanding that such exercise or vesting is within the Performance Period of the Award, provided that the provisions of Rule 7.6 shall apply, and this Rule 7.7 shall not apply, in relation to any circumstances in which any person acquires control of the Company in consequence of a reconstruction which falls within the provisions of sections 135 to 139 Taxation of Chargeable Gains Act 1992.


7.8 In the event of notice being given to shareholders of the Company before the receipt by Participant (and, where applicable, the Trustee) of the Performance Certificate in respect of any Award convening a meeting to consider a resolution for the members' voluntary winding up of the Company, the Company may, in its discretion, permit the Participant to exercise the Award if it is an Option Award or may cause the Award to vest at any time before the commencement of the winding up to such extent as the Committee may, in their discretion, determine in accordance with Rule 7.11, notwithstanding that such exercise or vesting is within the Performance Period.


7.9 An Award may only be exercised or vest in any of the circumstances set out in Rule 7.1, Rule 7.2(B) or Rule 7.5, if and to the extent that the Company, acting on the recommendation of the Committee, are satisfied that:


      (a) where the Participant ceased to be in Qualifying Service on or after the end of the Performance Period, the Performance Conditions
           imposed pursuant to Rule 4.6 have been satisfied over the Performance Period; or


      (b) where the Participant ceased to be in Qualifying Service before the end of the Performance Period, the Performance Conditions imposed pursuant to Rule 4.6 have been satisfied on such modified basis as they think fit over the period from the beginning of the Performance Period to the date on which the Participant ceased to be in Qualifying Service, and, for the purpose of determining the number of Matching Shares in respect of which the Award vests as a consequence of the extent (if any) to which the Performance Condition(s) have been so satisfied, the maximum number of Matching Shares comprised in the Award shall be the number determined in accordance with Rule 7.10.


7.10 For the purpose of calculating the number of Matching Shares in respect of which an Award may be exercised by the Participant or which may be permitted to vest pursuant to any of Rules 7.1, 7.2 and 7.5. the maximum number of Matching Shares comprised in the Award shall be the proportion of the number of Matching Shares originally comprised in the Award which equals the proportion which the number of days which have elapsed:


      (a) from and including the later of the first day of the applicable Performance Period and the date on which the Participant commenced employment with the Group;


      (b) to and including the earlier of the last day of the applicable Performance Period and the day upon which the Participant ceased to be in Qualifying Service bears:

      (c) where the Participant commenced employment with the Group during the Performance Period, to the number of days during the Performance Period during which he was so employed or


      (d)  in any other case, to the number of days in the Performance Period.


7.11  Awards may only be exercised or vest in the circumstances set out in Rule
      7.7 or Rule 7.8 if and to the extent that the Committee considers it fair and reasonable taking into account the extent to which the Performance Conditions applied over such modified period as the Committee consider appropriate have been satisfied and such other criteria as the Committee in their discretion consider relevant.


8     EXERCISE AND VESTING OF AWARDS


8.1 No Option Award shall be exercised and no Matching Shares shall be transferred pursuant to the exercise or vesting of any Award save in accordance with the then current model code on directors' dealings in listed securities traded on the London Stock Exchange or such other code of dealing in terms no less exacting than such model code as may be adopted by the Company. This restriction shall apply to directors of the Company and to any Participant who is, at the time of the proposed exercise or transfer of the Matching Shares, a "relevant employee" in terms of the then current model code.


8.2 All transfers of Matching Shares to a Participant on the exercise or vesting of an Award or on the exercise of an Option Award will be subject to the obtaining of any necessary consents under any relevant enactments or regulations for the time being in force and it shall be the responsibility of the Participant to comply with any requirements to be fulfilled in order to obtain or obviate any such consents.


8.3 An Option Award may only be exercised by a Participant giving notice in writing to the Company in the form prescribed by the Committee and (unless the Committee otherwise permits) an Award Certificate covering the number of Matching Shares in respect of which the Option Award is so being exercised.


8.4 An Option Award shall be capable of exercise on one occasion only and, if an Option Award is exercised in respect of part only of the Matching Shares then subject to that Option Award, that Option Award shall lapse in respect of the balance of such Matching Shares. Exercise of an Option Award shall only be effective:


      (a)  upon receipt of the duly completed form of exercise; and


      (b) any payment, authority or other security required in accordance with Rule 8.6.


8.5 The exercise of an Option Award by a Participant and the execution by any Participant of an Award Deed or such other deed as is referred to in Rule 4.8(a) shall constitute the agreement and undertaking of the Participant with the Company that he will forthwith upon written demand from the Company pay to the Company or as the Company may direct:


      (a) any amount of taxes, social security contributions and other withholdings (including but not limited to income tax and primary national insurance contributions of the United Kingdom) for which the Participant may be liable or which may be payable in respect of the Participant as a consequence of the grant or exercise or vesting of any Award or any appropriation or transfer of any Matching Shares or other assets to a Participant pursuant to the Plan or any payment to a Participant pursuant to the Plan and which the Trustees, the Company or any other member of the Group (past or present) or any other person (other than the Participant) may be required (whether such requirement is legally enforceable or not) to pay to the Inland Revenue or any other taxation authority in any jurisdiction; and

      (b) any amounts of secondary national insurance contributions of the United Kingdom for which the Trustees, the Company or any such other member of the Group or any such other person may be liable as a consequence of the grant or exercise or vesting of any Award or any appropriation or transfer of any Matching Shares to a Participant pursuant to the Plan or any payment to a Participant pursuant to the Plan to the extent that the Trustees, the Company or any such other member of the Group or any such other person may lawfully be entitled to require, or may lawfully have agreed with the Participant, that the Participant will make good the same to the Trustees, the Company or any other member of the Group (past or present) or any such other person and shall also constitute authority to the Trustees, the Company, each such other member of the Group and any such other person to deduct any amount so demanded which remains unpaid from payments otherwise payable to the Participant, including but not limited to authority to deduct from wages or salary for the purposes of Part II of the Employment Rights Act 1996.


8.6 Without prejudice to the generality of Rule 8.5, the Company may, as soon as practicable following the Vesting Date in relation to an Award or following the receipt of a notice of exercise of an Option Award, notify the Participant in writing of the amount (if any) (THE NOTIFIED SUM) which in its reasonable opinion it estimates the Trustees, the Company or any member of the Group (past or present) or any other person (other than the Participant) will be required (whether such requirement is legally enforceable or not) to pay to the Inland Revenue and/or the Contributions Agency in respect of:


      (a) income tax or primary national insurance contributions of the United Kingdom for which the Participant is liable or which is payable in respect of the Participant as a consequence of the grant or exercise or vesting of any Award or any appropriation or transfer of any Matching Shares to a Participant pursuant to the Plan or any payment to a Participant pursuant to the Plan: and/or


      (b) secondary national insurance contributions for which the Trustees, the Company or any such other member of the Group or any such other person is liable as a consequence of the grant or exercise or vesting of any Award or any appropriation or transfer of any Matching Shares to a Participant pursuant to the Plan or any payment to a Participant pursuant to the Plan to the extent that the Trustees, the Company or any such other member of the Group or any such other person may lawfully be entitled to require, or may lawfully have agreed with the Participant, that the Participant will make good the same to the Trustees, the Company or any such other member of the Group or any such other person.


      Subject as hereafter provided, upon the giving of such a notice the Participant shall thereupon be bound and obliged to pay to the Company or as the Company may direct within seven days thereafter the Notified Sum and any obligation of the Trustees to transfer Matching Shares to the Participant as a result of the exercise or vesting of any Award shall be conditional upon receipt by the Company of the Notified Sum. In the event that the Notified Sum proves to be an over-estimate, the Company shall on the date on which there is paid to the Inland Revenue or other taxation authority the sum actually so due repay to the Participant the excess of that part of the Notified Sum estimated to be due to the Inland Revenue or other taxation authority (as the case may be) not so paid. In the event that the Notified Sum is less than the aggregate amount which is required to be so paid to the Inland Revenue and/or other taxation authority, the Participant shall forthwith on demand pay to the Company the balance of the amount so paid. The Company may in their absolute discretion accept, in lieu of immediate payment of the Notified Sum, irrevocable authority in writing from the Participant (in form and substance satisfactory to the Trustees and the Company) authorising the Trustees to sell such number of the Matching Shares in respect of which the Award Option has been exercised or which have vested pursuant the Contingent Award as may be necessary to raise the required funds and to apply the same in discharge of the Notified Sum and any further sum which may become due from the Participant as aforesaid or such other security in form and substance satisfactory to the Company for payment to the Company of the Notified Sum and any such further sum.


8.7 Subject to Rule 8.6 and, in the case only of a Contingent Award, Rule 8.9, upon the exercise of an Option Award becoming effective or upon a Contingent Award vesting, the Company shall vest or shall procure that there be vested in the Participant, beneficial ownership of the number of Matching Shares in respect of which the Option Award has been duly exercised or (as the case may be) the Contingent Award has vested, free from all liens, charges and encumbrances and together with the right to receive and retain, all dividends or other distributions paid or made on the ordinary share capital of the Company by reference to a record date occurring on or after the date on which such exercise or vesting became effective.


8.8 The Company shall forthwith after effective exercise of an Option Award in accordance with Rule 8.3 or after vesting of a Contingent Award either:


      (a) notify the Trustees of such exercise or vesting and procure that the Trustees shall, subject to Rule 8.6 and, in the case only of a Contingent Award, Rule 8.9, within 28 days after notification to them of the exercise or vesting of an Award, transfer to the Participant or as he may direct the legal title to the number of Matching Shares acquired by the Participant pursuant to the exercise of an Option Award or pursuant to the vesting of a Contingent Award; or


      (b) subject to Rule 8.6 and in the case only of a Contingent Award, Rule 8.9, transfer to the Participant or as he may direct, within 28 days of the receipt of a valid notice of exercise in accordance with Rule 8.3, the legal title to the number of Matching Shares acquired by the Participant pursuant to the exercise of an Option Award or pursuant to the vesting of a Contingent Award.


8.9 Notwithstanding any other provision of the Rules of the Plan and/or the provisions of any Award Deed, the Company may elect (by written notice to the Participant no later than the date upon which the Performance Certificate is issued to the Participant) to satisfy their obligations to transfer or procure the transfer all or any Matching Shares to which a Participant is entitled on vesting of a Contingent Award by paying to the Participant or procuring the payment to the Participant of an amount equal to the Market Value at the date of vesting of such number of the Matching Shares in respect of which the Award has vested as the Committee shall determine. Any such payment shall be made by the Company or on the Company's behalf to the Participant within 28 days of the Company having received a valid notice of exercise in accordance with Rule 8.3 and shall be subject to deduction of any income tax and/or primary national insurance contributions and/or any other tax for which the Trustees, the Company or any other member of the Group (past or present) or any other person (other than the Participant) may be liable to account to the Inland Revenue or any other taxation authority in respect of any such payment.


9     VARIATION OF SHARE CAPITAL


9.1 Upon any capitalisation issue or a rights issue or any reduction, sub-division or consolidation of the Company's share capital or any other variation of share capital, the number of Matching Shares and/or the class or designation of Matching Shares subject to an Option Award may be adjusted in such manner and with effect from such dates as the Company may determine to be appropriate (not excluding retrospective adjustments where such variation occurs after the Vesting Date in relation to the Option Award but the record date relating to such variation precedes such Vesting Date) provided that no adjustment shall be made in the event of a capitalisation issue made for the purpose of a scrip dividend to which section 249 Income and Corporation Taxes Act 1988 applies, unless such scrip dividend is an enhanced scrip dividend in which event the adjustment shall be limited to that necessary to take account of so much of the ordinary share capital issued which would not have been issued but for such enhancement and provided further that the issue of shares or securities as consideration for an acquisition shall not be regarded as a circumstance requiring any such adjustment.


9.2 Notice of any such adjustment shall be given to the Participants in writing.


10    ADMINISTRATION AND AMENDMENT OF THE PLAN


10.1 The decision of the Committee as to any matter, question or dispute arising from the Plan shall be final and binding on all Eligible Employees and Participants.


10.2  The Committee shall have the  power  from  time  to time to make and vary
      such  regulations  (not  being  inconsistent  with  the   Plan)  for  the
      implementation and administration of the Plan as they think fit.


10.3  The Plan may be altered in any respect by the Committee except that:


      (a) no amendment shall be effective which would materially prejudice the interests of Participants in relation to Awards already made or granted to them unless with such prior consent or sanction of Participants as would be required under the provisions for the alteration of class rights contained in the Articles of Association of the Company for the time being if the Matching Shares the subject of the Awards constituted a separate but single class of shares (or two or more classes of shares according to the respective dates of award or grant as the Committee may deem appropriate) and such shares were entitled to such rights; and


      (b) save as provided in Rule 10.4, no amendment to the advantage of current or prospective Participants shall be made, without the prior sanction of an ordinary resolution of the Company in general meeting to:


           (i)   the definition of Eligible Employee;


           (ii) the time or times at which and the circumstances in which Awards may be made or be exercised or vest;


           (iii) the basis on which any adjustment may be made to the number of Matching Shares subject to any Award;


           (iv) the basis of calculation of the total numbers of unissued Plan Shares available for the Plan; or


           (v)   this Rule 10.3 or Rule 10.4.


10.4 The Committee may, without the sanction of an ordinary resolution of the Company in general meeting, make minor amendments to the Plan to benefit the administration thereof or to obtain or maintain favourable tax, exchange control or regulatory treatment for the Trustees, the Company, any other member of the Group or any existing, future or prospective Participant.


10.5  Written notice of any  material  alteration  made in accordance with Rule
      10.3 or Rule 10.4 shall be given to all Participants affected by the relevant alteration.


10.6 Notices or documents required to be given or sent to an Eligible Employee or a Participant shall:


      (a) either be delivered to him by hand or sent to him at his home address according to the records of his employer; and

      (b) if sent by post be deemed to have been given on the third day following the date of posting.


11    PARTICIPANTS' LEGAL ENTITLEMENTS


11.1 The terms of employment of a Participant by the Company or any other member of the Group shall not be affected by his participation in the Plan which shall not form part of such terms. In no circumstances shall a person ceasing to be in Qualifying Service by reason of dismissal or otherwise howsoever be entitled to or claim against the Trustees, the
      Company or any other member or former member of the Group any compensation for or in respect of any consequent diminution or extinction of his rights or benefits (actual or prospective) under any Awards then held by him or otherwise in connection with the Plan.


11.2 Any Award made to a Participant shall not be pensionable and shall not be brought into account for the purposes of calculating any salary-related benefits of the Participant.


12    LIMITATIONS ON THE COMPANY


12.1 The aggregate number of unissued Plan Shares which the Company may on any day issue for the purposes of the Plan shall be limited so that it shall not exceed, when aggregated with:


      (a) ordinary shares that have been issued by the Company within the period of ten years ending on that day pursuant to the Plan or any other Share Schemes otherwise than on the exercise of options and


      (b) ordinary shares that have been issued or remain issuable by the Company in respect of options granted within the said period of ten years under the Plan or any other Share Schemes,


      ten per cent of the issued ordinary share capital of the Company on the day preceding that day.


13    TERMINATION


13.1 The Company may at any time resolve to terminate the Plan in which event no further Awards shall be made thereafter, but the subsisting rights of Participants shall remain in force.

                                                                    EXHIBIT 4.6

      DRAFT TRUST DEED OF THE PROVALIS PLC EMPLOYEE SHARE OWNERSHIP TRUST





                   DATED                         2003










                              PROVALIS PLC                  (1)

                         {diamond-suit} LIMITED             (2)


                       --------------------------------
                                  TRUST DEED
                         CONSTITUTING THE PROVALIS PLC
                        EMPLOYEE SHARE OWNERSHIP TRUST
                       --------------------------------

THIS TRUST DEED is made on                                          200

BETWEEN

(1) PROVALIS PLC (company number 3321624) whose registered office is at Newtech Square, Deeside Industrial Estate, Deeside, Flintshire CH5 2NT (COMPANY), and



(2)  {diamond-suit}    LIMITED    (registered    in    {diamond-suit},   number
      {diamond-suit}) whose registered office is at {diamond-suit} (ORIGINAL TRUSTEE)



WHEREAS

(A) The Company is establishing this Trust as an employees' share scheme in order to encourage and facilitate the acquisition and holding of Shares by or for the benefit of Beneficiaries in such manner as the Trustees may from time to time determine.

(B) It is contemplated that the Company and/or one or more Group Companies and/or the Trustees may establish one or more share purchase, share option, share incentive, profit-sharing and other arrangements for the distribution and application of the Trust Fund.

(C) The Company has transferred the sum of {pound-sterling}100 into the name of the Original Trustee for the purposes hereinafter appearing and proposes to transfer further sums to the Trustees for the purpose of establishing an employees' share scheme.

IT IS AGREED

1.    DEFINITIONS AND INTERPRETATION

1.1 In this deed unless the context otherwise requires the following expressions have the following meanings respectively:

      BENEFICIARIES means the bona fide employees and former employees from time to time of the Company and any other Group Company and the Relatives of such employees and former employees but excluding any Excluded Person and BENEFICIARY has a corresponding meaning


      EBT means an employee benefit trust established by the Company for the benefit of persons who are among the class of Beneficiaries


      EMPLOYEES' SHARE SCHEME has the meaning given thereto in section 743 Companies Act 1985


      EXCLUDED PERSON means any person who ceases to be a Beneficiary or is incapable of becoming a Beneficiary pursuant to a declaration to that effect by the Trustees under the power conferred on them by clause 7(x)


      GROUP COMPANY means the Company and any company which is for the time being its subsidiary as defined by section 736 Companies Act 1985 (as amended)

      ICTA 1988 means the Income and Corporation Taxes Act 1988


      IHTA 1984 means the Inheritance Tax Act 1984


      RELATIVES means spouses, widows, widowers and children and step-children under the age of eighteen and RELATIVE shall be construed accordingly


      SHARES means ordinary shares in the capital of the Company


      TRUST means the Provalis plc employee benefit trust established by this deed


      TRUST FUND means the said sum of {pound-sterling}100, all property at any time added thereto by way of further settlement, accumulation of income, capital accretion or otherwise and all property from time to time representing any of the same


      TRUST PERIOD means the period of eighty years beginning with the date hereof (which period shall be the perpetuity period applicable hereto) or if shorter the period from the date hereof to such date as the Trustees may with the prior written consent of the Company appoint by deed to be the date of expiration of the Trust Period (not being a date earlier than the date of such deed)


      TRUSTEES means the Original Trustee or other trustee or trustees for the time being of the Trust.


1.2 References in this deed to any enactment shall be deemed to include any statutory modification or re-enactment thereof.

1.3   References in this deed to clauses are to clauses of this deed.

1.4 Clause headings in this deed are for ease of reference only and shall not affect the interpretation and effect of the provisions hereof.

2     DECLARATION OF TRUSTS

2.1 The Trustees shall hold the Trust Fund and the income thereof upon such trusts for all or any one or more exclusively of the others or other of the Beneficiaries in such shares and with and subject to such powers and provisions and in such manner generally as the Trustees (subject to clauses 3 and 19.1 and to the application of the rule against perpetuities) shall in their absolute discretion by any deed or deeds revocable or irrevocable appoint.

2.2 Subject to clauses 2.1, 3 and 19.1, the Trustees shall during the Trust Period hold the Trust Fund upon trust to pay or apply the income and capital thereof to or for the benefit of all or any one or more exclusively of the others or other of the Beneficiaries in such shares and in such manner generally as the Trustees shall in their absolute discretion think fit provided that:

      (a) notwithstanding the foregoing provisions of this clause 2.2, the Trustees may, at any time or times during the Trust Period (or such lesser period as shall be allowed by the law governing the trusts hereof), in their absolute discretion, instead of applying all or any part or parts of the income, accumulate the same by investing or otherwise applying it and its resulting income from time to time in any application or investments authorised by this deed or by law and, subject to paragraph (b) of this proviso, shall hold such accumulations as an accretion to the capital of the Trust Fund; and

      (b) the Trustees may, at any time or times during the Trust Period (or such lesser period as aforesaid), apply the whole or any part of the income accumulated under paragraph (a) of this proviso, as if it were income arising in the then current year.

2.3 Subject as provided in clauses 2.1 and 2.2 and if and in so far as not wholly disposed of for any reason whatever by the above provisions, the capital and income of the Trust Fund shall be held on trust for such English charity or charities (or purposes recognised as exclusively charitable under English law) as the Trustees shall in their absolute discretion select, provided that:

      (a)  there is no Beneficiary who is capable of taking; and

      (b)  the Trust is in consequence being wound up.

3     EXCLUSION OF PARTICIPATORS FROM BENEFIT

      If any property shall have become comprised in the Trust Fund as a result of a disposition to the Trustees by any close company (as defined in section 102(1) IHTA 1984) which but for section 13(1) IHTA 1984 would have been a transfer of value, no part of such property shall be applied for the benefit of any person falling within any of the categories specified in section 13(2) IHTA 1984 (as modified by section 13(3) IHTA
      1984) except to the extent permitted by section 13(4) IHTA 1984.


4     TRUSTEES MAY BENEFIT

      The Trustees may exercise any power or discretion hereby conferred on them in favour of any Beneficiary:


      (a) notwithstanding that he is one of the Trustees so long as at least one of the Trustees is neither a Beneficiary nor a corporate Trustee whose directors include a Beneficiary; or

      (b) notwithstanding that he is a director, officer or employee of a corporate trustee of the Trust so long as either he has not voted on any resolution relating to such exercise or at least one of the Trustees is neither a Beneficiary nor a corporate Trustee whose directors include a Beneficiary.

5     PAYMENTS TO THE TRUST

5.1 Each Group Company may at any time with the consent of the Company make contributions or loans to the Trust Fund and the Trustees shall keep a separate account in relation to the total amount of contributions or loans made by each Group Company. Each Group Company other than the Company will make contributions or loans so as to benefit Beneficiaries who are its employees or former employees or their Relatives and the Company will do so so as to benefit all or any Beneficiaries. Any loans must be agreed to by the Trustees.

5.2 Notwithstanding anything to the contrary in this deed, in relation to the income and capital of any part of the Trust Fund which shall comprise, represent or arise from monies given to the Trustees by any

      Group Company (other than the Company) by way of further settlement the Trustees shall so far as practicable exercise any trust power or discretion herein or otherwise contained or conferred in favour only of persons who are Beneficiaries by virtue of their being (or being Relatives of) employees or former employees of that Group Company.

5.3 All monies paid to the Trustees pursuant to this clause 5 shall be treated for all purposes as capital monies and shall be invested and applied by the Trustee in the manner authorised in this deed.

6     APPLICATION OF FUNDS

6.1 Without prejudice to the generality of clause 2 but subject always to clauses 3 and 19.1, it shall be lawful for the Trustees in exercise of their foregoing powers and discretions to appoint pay or apply capital monies for the benefit of all or any of the Beneficiaries:

      (a) by transferring the same to the trustees of any other settlement (governed by the law of any part of the world and whose trustees shall be resident domiciled or (if corporate) incorporated in any part of the world) to be held by them on the trusts applicable to capital monies comprised in such settlement if such transfer would not infringe the rule against perpetuities and if the provisions of such other settlement shall in the opinion of the Trustees be such that such transfer would be beneficial to the Beneficiaries whom it is thereby sought to benefit;

      (b) by reserving any shares or other assets comprised in the Trust Fund from time to time for the benefit of such Beneficiaries as the Trustees may in their absolute discretion select and on such terms and subject to such conditions (if any) as the Trustees may in their absolute discretion determine;

      (c) by granting options (whether for full value, in excess of full value, at an undervalue or gratuitously) at the expense of the Trust Fund to the Beneficiaries whom it is thereby sought to benefit if the grant of such options would in the opinion of the Trustees be advantageous to such persons;

      (d) by lending the same to any Beneficiary upon such terms as to repayment and interest (if any) and otherwise as the Trustees shall in their absolute discretion think fit provided that no such loan shall be made upon terms that repayment may be made after the expiration of the Trust Period;

      (e) by entering into binding contracts with the Beneficiaries whom it is thereby sought to benefit to acquire from such Beneficiaries such assets at such price or prices and at such time or times and upon such other terms as would in the opinion of the Trustees be advantageous to such persons.

6.2 The Trustees shall have power to agree with the Company or any other Group Company that, if the Company or such other Group Company shall at any time by notice in writing direct the Trustees to reserve any shares or other assets comprised in the Trust Fund for the benefit of any Beneficiary in accordance with the rules of any long term incentive plan, deferred bonus plan, restricted share scheme or other employees' share scheme adopted by the Company or such other Group Company, the Trustees shall (to the extent that such assets are comprised in the Trust Fund) reserve such assets on the terms and subject to the conditions (if any) prescribed by the rules of any such plan or scheme.

6.3 The Trustees may agree with the Company or any other Group Company that, if either the Company or such other Group Company shall at any time by notice in writing direct the Trustees to transfer to any Beneficiary any number of Shares in respect of which such Beneficiary shall have exercised an option granted under a share option scheme adopted by the Company or such other Group Company in consideration of payment to the Trustees of the price at which such Shares may be acquired by the exercise of such option, the Trustees shall (to the extent that such Shares shall be comprised in the Trust Fund) transfer to such Beneficiary such Shares in consideration of the payment to the Trustees of such price.

7     GENERAL POWERS OF THE TRUSTEES

      The Trustees shall (in addition to all other powers vested in them hereby or by law) have the following powers to be exercised or not exercised as the Trustees may in their sole and absolute discretion from time to time think fit:


      (a) power to retain any asset which now or at any time in the future forms part of the Trust Fund or any part thereof (including any uninvested money) in its actual state and condition for any period and to vary or transpose the mode of investment of the Trust Fund within the range hereinafter authorised;

      (b) power to invest trust monies in the acquisition (either by the Trustees alone or by them jointly with any other person or body of trustees) by purchase or otherwise of Shares (whether on or off-market) and/or any other assets or upon the security of such property of whatever nature and wherever situated and whether or not involving liability or producing income or upon such personal credit (with or without security) as the Trustees shall think fit to the intent that the Trustees shall have the same full and unrestricted powers of investment in all respects as if they were absolute beneficial owners of the Trust Fund and it is hereby expressly declared that the Trustees shall be under no obligation to diversify their investments and in particular but not by way of limitation that the Trustees shall be entitled to accept, acquire and retain such Shares or other securities in the Company without any limitation whatsoever even though the Trust Fund shall comprise wholly such Shares or such other securities;

      (c) power to enter into put and/or call arrangements in respect of Shares or securities in the Company and to invest monies in the acquisition of Shares or securities in the Company pursuant to the said put and/or call option arrangements even if the price payable under those arrangements is in excess of the market value for the time being of the said Shares or securities;

      (d) power to invest or hold or allow to remain in the name or under the control of any Trustee or other person or persons in any part of the world as nominee of the Trustees the whole or such part or parts of the Trust Fund as the Trustees shall think fit and the Trustees shall not be liable for any loss to the Trust Fund or the income thereof occasioned by the exercise of this power;

      (e) power (notwithstanding any rule of law to the contrary) to delegate to any person or persons (including one or more of themselves) for any period and upon such terms and conditions as they think fit and in any part of the world the execution or exercise of all or any one or more of the trusts powers and discretions vested in the Trustees (whether by this deed or any law or otherwise) including but not by way of limitation those relating to the investment management or administration of the Trust Fund without being liable for the acts or defaults of such person or persons or any loss of the Trust Fund resulting therefrom provided that the Trustees shall have exercised due skill and care selecting any such person or persons and in monitoring their conduct;

      (f) power instead of acting personally to employ and pay at the expense of the Trust Fund any agent in any part of the world whether attorneys, solicitors, accountants, brokers, banks, trust companies or other agents without being responsible for the default of any agent employed in good faith to transact any business or do any act required to be transacted or done in the execution of these trusts including the receipt and payment of monies and the execution of documents;

      (g) power in their absolute discretion so long as at least one of the Trustees shall have no interest therein and shall not be a corporate trustee any of whose directors shall have an interest therein, to enter into any contract, disposition or transaction with any one or more of themselves or any director of any corporate trustee hereof (whether such one or more of themselves or such director shall be acting alone or jointly with other persons) if the Trustees could lawfully have entered into the same if dealing with persons not including any of themselves and not being a director of a corporate trustee provided that they shall have received advice from competent valuers that the same shall be expedient in the interests of the Beneficiaries or such of them as would be affected by the same;

      (h) power for any of the Trustees or any director, officer or employee of a corporate Trustee to be employed and remunerated as a director or other officer or employee or as a partner in or as agent or adviser of the Company or any other company, body or firm in any way connected with the Trust Fund, to charge and be paid all professional legal and other expenses and proper charges and to keep as his property (and without being liable to account therefor) any remuneration, fees or profits received by him in any such capacity, notwithstanding that his situation or office may have been obtained or may be held or retained in right or by means or by reason of his position as one of the Trustees or as a director, officer or employee of a corporate Trustee or of any shares, stock, property, rights or powers whatever belonging to or connected with the Trust Fund;

      (i) power for any of the Trustees being a banker to act as banker to the Trustees and any of the Trustees being a subsidiary or an associated company of a banker to employ such banker as banker for the purposes hereof and (subject as otherwise provided in this deed) in neither case shall such banker or such of the Trustees be liable to account for any profits or advantages so obtained;

      (j) power for the Trustees (or any director, officer or employee of a corporate trustee) to employ any of their number who may be engaged in any profession or business and for any of the Trustees so engaged to charge and be paid (without being liable to account therefore) all professional or other reasonable and proper charges for any business or services rendered or time spent by him or his firm in connection with the trusts, powers or provisions hereof whether or not within the usual scope of his profession or business and although not of a nature requiring the employment of a professional person;

      (k) power to open current or deposit accounts with any bank in any part of the world in the names of the Trustees and to make such arrangements for the operation of such accounts as they shall in their absolute discretion think fit including but not by way of limitation arrangements as to the number of Trustees to be required to sign cheques drawn on such accounts and as to any maximum sum which may be withdrawn at any one time on such signatures and the power to delegate to any one or more of their number the operation of any bank account in their names;

      (l) power for the Trustees at any time to borrow monies (other than from an Excluded Person) on the security of the Trust Fund or any part thereof or on personal security only for any purpose for which trust monies may be applied hereunder (including for the mere purpose of making investments permitted by clause 7.1(b)) and on such terms as to the payment of interest (if any) and as to repayment as the Trustees shall in their absolute discretion think fit and no purchaser, lender or other person paying or advancing money in respect of any sale, loan or other transaction purported to be made by the Trustees under or for any of the purposes of this Trust shall be concerned to see that the money is wanted or that no more than is wanted is raised or otherwise as to the propriety of the transaction or the application of the money provided that the Trustees may not borrow from the Company on terms that are more beneficial to the Company than would have applied if the loan had been between unconnected persons acting at arm's length;

      (m) power to enter into and engage in any obligations or contracts or dealings of any nature whatsoever for the purpose of hedging or limiting the exposure of the Trust Fund to movements in interest rates or rates of exchange and in particular but without prejudice to the generality thereof to enter into swap contracts and engage in dealings in currencies, traded or swap options, financial futures, commodities or commodity futures;

      (n) power to pay any taxes, fees or duties (and any interest and penalties chargeable thereon) in relation to the Trust Fund or any part thereof in any circumstances whatsoever and notwithstanding that such taxes, fees or duties are not legally enforceable against the Trustees;

      (o) power to insure against any loss or damage from any peril any property for the time being comprised in the Trust Fund and to pay the premiums out of the Trust Fund;

      (p) power if they shall consider the same to be expedient in the interests of the Beneficiaries or such of them as would be affected thereby to permit any company any of whose shares, stock or securities are comprised in the Trust Fund to retain any part of its income and so that the Trustees shall not be bound to take any steps to remove any director of any such company who may recommend any such retention of its income;

      (q) power to give or enter into any indemnity warranty guarantee undertaking or covenant or enter into any type of agreement that they shall in their absolute discretion think fit relating to the transfer or sale of a business or shareholding held or owned for the time being by the Trustees whether relating to the business or company itself its assets liabilities shares or employees or any other aspect of the business or company in favour of any transferee purchaser or other relevant party and including any limitation or restriction on value or otherwise as the Trustees shall in their absolute discretion think fit;

      (r) power to treat all dividends and other payments in the nature of income received by them as income at the date of receipt irrespective of the period for which the dividend or other income is payable to the effect that the statutory and equitable rules of apportionment shall not apply to the Trust;

      (s) power (exercisable either expressly or by implication) to allot, appropriate partition or apportion any property whatever which is (or the future proceeds of sale of which are) for the time being subject to the trusts hereof in or towards satisfaction of any share or interest in the Trust Fund or the income thereof in such manner as the Trustees shall in their absolute discretion (without the need to obtain any consent) consider just according to the respective rights of the persons interested;

      (t) power to purchase Shares from or sell Shares to a Beneficiary or the trustees for the time being of any other settlement to whom transfers of capital monies could be made under the provisions of clause 6.1(a) at such price (which need not be market value) as the Trustees shall think fit or to give Shares to a Beneficiary or to the trustees for the time being of any such settlement if in the opinion of the Trustees a purchase or sale of Shares at that price or a gift of Shares shall be beneficial to the Beneficiary whom it is thereby sought to benefit;

      (u)  power  to pay to any Beneficiary who is contingently entitled to any
           Shares  or   other  assets  any  dividends  or  other  distributions
           attaching to such Shares or other assets;

      (v)  power  to  invite   any   Beneficiary  for  whom  Shares  have  been
           contingently reserved:

           (i) to direct the Trustees as to the exercise of any voting rights attaching to such Shares; and

           (ii) in the event that the Company grants any rights to acquire Shares or other securities or other rights of any nature in relation to Shares, to direct the Trustees how to act in relation to such rights;

      (w) power to vote or abstain from voting as the Trustees shall think fit (taking into account the interest of the Beneficiaries) in respect of any Shares or other shares or securities and to give proxies or powers of attorney in favour of any person or persons for voting or acting on behalf of the Trustees as the owner of any property whatsoever; and

      (x) the power to declare by deed or deeds that any person who is or could become one of the Beneficiaries shall cease to be or (as the case may be) shall be incapable of becoming one of the
           Beneficiaries, provided that the exercise of this power shall not prejudice, modify or affect any appointment of capital or income already made and provided further that this power shall not be exercised so that the Beneficiaries shall cease to comprise most of the individuals who are for the time being employed by or holding office with the Company and all Group Companies.

8     WAIVER OF DIVIDENDS

      The Trustees shall waive or otherwise forgo any dividend or dividends due or to become due at any time or times in the future in respect of any Shares or other securities in the Company for the time being comprised in the Trust Fund unless and to the extent otherwise directed by the Company from time to time.


9     DEALINGS WITH RESERVED SHARES

9.1 Where the Trustees shall have reserved or granted any options or entered into any other arrangement in respect of Shares or other assets comprised in the Trust Fund the Trustees shall as soon as possible inform the Beneficiary in whose favour such reservation or other arrangement has been made or such option has been granted of any arrangement entered into affecting or any alteration or proposed alteration to any rights or liabilities attaching thereto and on receipt from such Beneficiary within such time as the Trustees shall specify of a notice advising the Trustees of the same shall enter into any compromise or arrangement with respect to or release or forbear to exercise all or any of their rights as shareholders or owners whether in connection with a scheme of reconstruction or amalgamation or otherwise and may accept in or towards satisfaction of all or any of such rights such consideration as such Beneficiary shall direct whether in the form of cash or stock, shares, debentures, debenture stock or obligations or securities without the Trustees being in any way liable or responsible for any loss resulting from complying with any such direction or any liability or increased liability of such

      Beneficiary to tax or in respect of any inadequacy or alleged inadequacy in the nature or amount of such consideration.

9.2 The Trustees shall not be liable or responsible for any loss or liability or increased liability of a Beneficiary to tax arising out of any failure by the Trustees to inform the Beneficiary of any proposed alteration as set out in clause 9.1 or the failure of the Beneficiary to give a direction to the Trustees or to give a direction within a particular time or if the Beneficiary has directed the Trustees to use their discretion arising out of the bona fide exercise by the Trustees of that discretion.

10    TAKEOVERS

      If an offer is made for the Shares which is made on a condition such that if it is satisfied the person or persons making the offer will have control (within the meaning given by section 840 ICTA 1988) of the Company, the Trustees may not accept or vote in favour of such an offer or sell Shares to any other person, firm or company while such offer remains open without prior consultation with the Company and subject to this they may take all or any or none of the following matters into account:


      (a)  the long term interests of Beneficiaries;

      (b)  interests of Beneficiaries other than financial interests;

      (c) interests of Beneficiaries in their capacity as employees or former employees of the Company or any Group Company;

      (d) interests of persons (whether or not identified) who may become Beneficiaries in the future; and

      (e) considerations of a local, moral, ethical, environmental or social nature.

11    DEDUCTION OF TAX

11.1 If and when so directed by the Company or any other Group Company the Trustees shall deduct and withhold from any amount to be paid or any assets to be transferred to a Beneficiary any tax and National Insurance Contributions for which the Beneficiary is liable (including by way of contract) in respect of such payment or transfer.

11.2 The Trustees shall have power to arrange for any Group Company to account to the Inland Revenue or other authority conferred for any amounts deducted or withheld from any payment or transfer to a Beneficiary pursuant to clause 11.1.

12    TRUSTEES LIABILITY

12.1 In the professed execution of these trusts and the provisions hereof no Trustee and no director, officer or employee of a corporate Trustee shall be liable for any loss or damage which may happen to the Trust Fund or the income thereof arising from any improper investment or purchase made by him in good faith or for the negligence or wilful fraud or other wrongdoing of any agent employed by him or by any other Trustee although his employment was not strictly necessary or expedient or by reason of any mistake or omission made in good faith by any Trustee or any director, officer or employee of any corporate Trustee except wilful fraud or other wrongdoing or negligence on the part of the Trustee or the director, officer or employee of a corporate trustee who is sought to be made liable or, in the case of a body corporate which is a Trustee, the wilful fraud or other wrongdoing or negligence of any director, officer or employee of such body corporate.

12.2 On any Trustee retiring or being removed as a Trustee hereof, such retiring or removed Trustee shall be under no liability whatsoever in relation to these trusts for any money or other property which is (or but for any default on his part would have been) held subject to these trusts or any matter arising in relation to these trusts or any monies or property in relation hereto during the period in which he was a Trustee except in the case of wilful fraud or other wrongdoing or negligence on the part of such retiring or removed Trustee or, in the case of a body corporate, the wilful fraud or other wrongdoing or negligence of any director, officer or employee of such body corporate which is retiring or being removed as a Trustee.

12.3 The Trustees shall not be under any obligation or bound or required to interfere in the management or conduct of the business of the Company or of any other company in which the Trust shall be interested, notwithstanding that the Trustees have (whether directly or indirectly) a substantial holding in or control of any such company, and so long as the Trustees shall have no notice of any act of dishonesty or misappropriation of monies on the part of the directors having the management of the Company or any such other company the Trustees shall be at liberty to leave the conduct of its business (including the payment or non-payment of dividends) wholly to its directors and the Beneficiaries shall not be entitled to require the payment of any dividend or the making of any other distribution by the Company or any such other company nor to require the Trustees to exercise any powers they may have of compelling any such distribution.

12.4 The Trustees shall incur no liability whatsoever in relation to the waiver of dividends pursuant to clause 8.

13    INDEMNITY FROM THE COMPANY

      Without prejudice to any right of indemnity by law given to the Trustees and any attorney, agent or other person appointed by them hereunder, the Company hereby covenants with the Original Trustee that it will at all times keep it and each and all of its successors in title as the Trustees and each of them and every director, officer or employee of any corporate Trustee harmless and indemnified against any costs, expenses or liabilities whatsoever to which they shall as Trustees hereof or as such director, officer or employee be or become liable by virtue of any act, omission, event or thing whatsoever except for costs, expenses or liabilities attributable to wilful fraud or wrongdoing or negligence on the part of the Trustee or director, officer or employee whom it is sought to make liable (or, in the case of a body corporate which is a Trustee, on the part of a director, officer or employee of such body corporate) but only to the extent that such cost, expense or liability is not capable of being discharged out of the Trust Fund.


14    APPOINTMENT REMOVAL AND RETIREMENT OF TRUSTEES

14.1 The statutory power of appointing new or additional Trustees hereof shall be vested in the Company and shall be exercisable with the prior written consent of the Trustees.

14.2 In addition to the said statutory power, the Company shall have the power by deed at any time without any such consent as aforesaid and without giving any reason therefor to appoint:

      (a) a new Trustee or new Trustees in the place of any Trustee who, for any reason, ceases to be a Trustee; and

      (b) (without limitation as to number) an additional Trustee or additional Trustees (notwithstanding that the effect of any such appointment is to increase the number of Trustees hereof beyond four),

      provided that if any person or any group of persons acting in concert (within the meaning given to that phrase by the City Code on Takeovers and Mergers) obtains control of the Company or the Company shall cease to exist these powers shall then be vested in the Trustees.


14.3 For the avoidance of doubt, it is hereby declared that any person wheresoever resident and whether an individual or a body corporate (other than the Company) may be appointed as a Trustee hereof.

14.4 The Company may at any time by deed remove any Trustee hereof (provided that such removal shall only become effective upon receipt by the Trustee of any such deed) and any Trustee hereof may at any time by giving not less than thirty days notice in writing to the Company (with copies to the remaining Trustees) retire forthwith from the trusts hereof, provided that:

      (a) if after such removal or retirement there shall not be at least one corporate Trustee or two individual Trustees such removal or retirement shall not be effective and the outgoing Trustee shall not be discharged until sufficient new Trustees have been appointed by the Company (with the consent of the Trustees other than the outgoing Trustee) in place of such outgoing Trustee to make up the number of Trustees as aforesaid; and

      (b) if the Company shall not have appointed a new Trustee within three months of receiving such written notice of retirement then, for the purpose only of enabling the Trustee wishing to retire to be discharged as Trustee hereof as aforesaid, the power of appointment of new Trustees shall be exercisable by such retiring Trustee (and if more than one, jointly).

14.5 The Company and the continuing Trustees shall execute such further documents and do such further things as may be necessary to give full and proper effect to any retirement or removal of a Trustee and all acts and deeds done or executed for the purpose vesting of the assets subject to these trusts in new or additional Trustees shall be done and executed by the continuing or retiring Trustee or Trustees at the expense of the Trust Fund.

14.6 Any of the Trustees being a corporation shall have power to act by its officers duly authorised in accordance with its constitution for the time being in force.

14.7 The provisions of sections 37 and 39 Trustee Act 1925 shall apply hereto as if any reference therein to a trust corporation were a reference to a corporation carrying on trust business.

15    REMUNERATION OF TRUSTEES

15.1 Any corporate Trustee hereof may act in accordance with its standard terms and conditions from time to time in force or if none upon such terms as may be agreed upon by the Company at the date of its appointment as Trustee and in addition to reimbursement of its proper expenses it shall be entitled to remuneration (free of any Inheritance Tax or other succession estate or death duties wheresoever payable and as a first charge on the Trust Fund) for its services as trustee in accordance with its published scale of fees in effect at the date hereof while such scale remains in force and thereafter in accordance with its published scale of fees in force from time to time provided however that such Trustee may transact on behalf of or with the Trust or any Beneficiary any business which by its constitution it is authorised to undertake upon the same terms as would for the time being be made with an ordinary customer and without accounting for any profit thereby made and in particular and without prejudice to the generality of the foregoing such Trustee may retain on current account or deposit account or advance at interest all monies necessary or convenient to be retained or advanced in connection with the Trust.

15.2 Any individual Trustee hereof being a person engaged in any profession or business shall be entitled to be paid all usual professional or proper charges for the business transacted time expended and acts done by him or his firm in connection with the trusts hereof including acts which a trustee not being in any profession or business could have done personally.

15.3 Any Trustee shall be entitled to retain any brokerage or other commission or remuneration which may be received personally or by such Trustee's firm in respect of any transaction carried out on behalf of the Trust for which such Trustee or Trustee's firm is, in the normal course of business, allowed brokerage or other commission or remuneration, notwithstanding that the receipt of such brokerage, commission or remuneration was procured by an exercise by such Trustee or the Trustees of powers over the Trust Fund.

15.4 No Trustee nor any director, officer or employee of a body corporate acting as Trustee shall be precluded from underwriting, purchasing, holding, dealing in and disposing of any stock, shares or other securities whatsoever of any Group Company or from otherwise at any time contracting or entering into any insurance, financial or other transactions with any Group Company or being interested in any such transaction or accepting and holding the trusteeship of any debenture stock or other securities of any Group Company, neither shall he be liable to account for any profit made by him thereby or in connection therewith and any Trustee or any such director, officer or employee shall also be at liberty to retain for his own benefit and shall not be accountable for any fees, commissions, shares, brokerages or discounts allowed to him by banks, brokers or other persons in relation to or in connection with any of the matters aforesaid.

16    ADMINISTRATION

16.1 If there is more than one Trustee, the Trustees may act by a majority in the execution of the trusts hereof and the administration of the Trust Fund (including the exercise of any power hereby or by law conferred on the Trustees) provided that:

      (a) the minority shall not be liable for any acts of default on the part of the majority;

      (b)  the majority shall keep written records of their proceedings; and

      (c) all acts necessary for giving effect to any decision of the majority shall be performed by all of the Trustees.

16.2 The Trustees shall cause such accounts and records relating to the Trust Fund and to the operation of the Trust to be kept as the Company shall from time to time require and shall, at the request of the Company, furnish copies of or extracts from such accounts and records to the Company or persons nominated by it and permit any person authorised by the Company to examine such accounts and records and all other correspondence and documents relating to the Trust. The Trustees shall also, if required by a Beneficiary in writing, make available to him such details of the accounts and records as relate to any loan or loans he may have received under the Trust.

16.3 The Trustees shall cause proper minutes to be kept and entered in a book provided for the purpose of all their resolutions and proceedings and any such minutes of any meeting of the Trustees if purported to be signed by the Chairman of such meeting or by the chairman of a subsequent meeting shall be admissible as prima facie evidence of the matters states in such minutes.

16.4 Valid effectual receipts and discharges for any monies or other property payable, transferable or deliverable to the Trustees or any of them may be given by any one Trustee or by any person from time to time authorised in writing for the purpose by the Trustees.

17    INFORMATION PROVIDED TO THE TRUSTEES

17.1 The Company shall provide and shall procure that any other Group Company shall provide such information as the Trustees may reasonably require for the purposes of this deed including without prejudice to the generality of the foregoing:

      (a) the identity of any company which has provided funds by way of settlement comprising any part of the Trust Fund;

      (b) the identity of the company by which any Beneficiary who is or was an employee of the Company or any other Group Company is or was employed (or where any Beneficiary is a Beneficiary by virtue of being the Relative of any employee or former employee of the Company or a Group Company the identity of the company by which that employee or former employee is or was employed);

      (c)  the identity of the Beneficiaries or any of them;

      (d)  whether any body corporate is a Group Company; and

      (e)  the total number of Shares in issue at any time.

17.2 The Trustees may rely without further enquiry on any information provided to them by the Company or any other Group Company for the purposes of this deed.

18    EXERCISE OF POWERS

18.1 Subject as provided in clauses 3 and 19, the Trustees shall have absolute and uncontrolled discretion in the exercise of powers conferred on them by this deed or by law.

18.2 Notwithstanding anything to the contrary in this deed, the Trustees shall only be empowered to exercise their powers and discretions as Trustees until the expiration of the Trust Period.

18.3 The Trustee and/or the Company shall have power at any time or times during the Trust Period by deed to release or to any extent restrict the future exercise of any powers hereby or by law conferred on them provided that the Trustees shall not release or restrict their powers without the prior written consent of the Company.

18.4 The Trustees and/or the Company shall have power at any time during the Trust Period to release the requirement under the deed for the consent to be obtained to the exercise by the Company or the Trustees (as appropriate) of all or any of their powers hereunder.

19    GENERAL RESTRICTION ON POWERS

19.1 No discretion or power by the Trust or by law conferred on the Trustees or any other person shall be exercised and no provision of the Trust shall operate directly or indirectly so as to cause or permit any part of the capital or income of the Trust Fund to become in any way payable to or applicable for the benefit of any Excluded Person, the Company or any other Group Company.

19.2 The prohibitions contained in clause 19.1 shall apply notwithstanding anything else contained or implied in this deed.

20    LIMITS ON SUBSCRIPTION FOR SHARES

20.1 Subject to clauses 20.2, 20.3 and 20.4, the Trustees shall exercise their powers to subscribe for Shares so as to ensure as far as they are able that the number of Shares issued to them on any day shall not on that day exceed, when aggregated with:

      (a) Shares which have been issued by the Company within the period of ten years ending on that day to the Trustees or to trustees of any other EBT pursuant to any other employees' share schemes established by the Company, otherwise than on the exercise of options and

      (b) Shares which have been issued or remain issuable by the Company pursuant to options granted within the said period of ten years under any employees' share schemes established by the Company,

      (c) 10% of the issued ordinary share capital of the Company on the day preceding that day.


20.2 Clause 20.1 shall not apply to limit the power of the Trustees to subscribe on any day for Shares pursuant to the terms of an issue of Shares by way of rights to the holders (including the Trustees) of Shares or of any class of Shares but the Shares so subscribed shall be taken into account for the purposes of calculating the limit applicable under clause 20.1 on any subsequent day.

20.3 Where Shares are issued by the Company to the Trustees or to the trustees of any other EBT for the purpose of enabling such the Trustees or such other trustees, pursuant to the rules of any employees' share scheme established by the Company, to transfer such Shares to beneficiaries of the Trust or any other EBT in satisfaction of options granted under any such employees' share scheme and the Shares in question have been taken into account for the purposes of this clause pursuant to clause 20.1(b) on the grant of such options, such Shares shall not be taken into account pursuant to clause 20.1(a) upon their issue to the Trustees or to the trustees of such EBT.

20.4 For the purposes of clause 20.1, Shares shall be deemed not to be issuable by the Company pursuant to any option to acquire Shares, if and to the extent that:

      (a) where the option is granted by the Company, there are in place arrangements (whether legally binding or not) between the Company and any other person (including the Trustees) under which, in the reasonable opinion of the Trustees, the Company will be able, upon the exercise of such option, to procure the transfer by such person, in satisfaction thereof, of issued Shares, not being Shares issued for such purpose pursuant to any employees' share scheme; or

      (b) where the option is granted by a person other than the Company, the Trustees are satisfied, in their reasonable opinion, that, upon the exercise of such option, the Shares to be transferred in satisfaction thereof will not be Shares issued for such purpose pursuant to any employees' share scheme.

21    ALTERATION OF TRUST DEED

      The Company may at any time, by deed, alter or add to all or any of the provisions hereof in any respect, provided that:

      (a) the limits set out in clause 20 shall not be amended without the prior sanction of an ordinary resolution of the Company in general meeting; and

      (b)  no alteration or addition shall:

           (i)   vary or conflict with the provisions of clauses 3 and 19;

           (ii)  extend the perpetuity period;

           (iii) cause any part of the Trust Fund or the income thereof to become payable to or applicable for the benefit of any Excluded Person, the Company or any other Group Company;

           (iv) cause any property comprised in the Trust Fund to be applied in any manner contrary to clause 3; or

           (v)   adversely affect the Trustees

           (vi)  without the Trustees' prior written consent.


22    PRELIMINARY EXPENSES

      The Trustees shall have power to pay out of the Trust Fund expenses of whatever nature incidental to the preparation of this deed.


23    IRREVOCABILITY

      This deed shall be irrevocable.


24    GOVERNING LAW

24.1 Subject to clause 24.2 this deed shall be construed and take effect in accordance with the laws of England and Wales.

24.2 Notwithstanding anything hereinbefore contained the Trustees may (with the prior written consent of the Company) at any time during the Trust Period declare that the trusts, powers and provisions hereof shall from the date of such declaration take effect with such necessary modifications as shall be specified in the said deed in accordance with the law of such other territory as shall be therein specified and as from the date of such declaration the law of such other territory shall be law applicable hereto and the Courts in such other territory shall be the forum for the administration hereof but subject to the powers conferred by this clause 23.2 and until any further declaration is made hereunder provided that the foregoing power shall not be exercisable in any manner which might directly or indirectly cause this deed under the law applicable thereto to become illegal, void or voidable.

25    COUNTERPARTS

25.1 This Deed may be executed in any number of counterparts, and by the parties on separate counterparts, but in that case shall not be effective until each party has executed at least one counterpart.

25.2 Each counterpart shall constitute the original of this deed, but all the counterparts shall together constitute one and the same instrument.

EXECUTED AS A DEED by the parties or their duly authorised representatives but not delivered until the date of this deed.

Executed as a deed by               )  .................................
PROVALIS PLC                        )  Director
acting by two directors or by a     )
director and its secretary          )  .................................
                                    )  Director/Secretary


The common seal of
{diamond-suit} LIMITED
was hereunto affixed as its deed
in the presence of                  )  .................................
                                    )  Authorised signatory

                                                                    EXHIBIT 4.9

   DISTRIBUTION AGREEMENT MADE BETWEEN INTERFALK AG AND THAMES LABORATORIES LIMITED DATED MARCH 13, 1992, AS AMENDED BY AN AMENDMENT AND TERMINATION DEED,
 AND A NON-COMPETE DEED, BOTH DATED JANUARY 31, 2003, AND MADE BETWEEN DR FALK
                            PHARMA AND PROVALIS PLC


                                FALK AGREEMENT


This agreement is made on the 13th day of March 1992 between

(1)   Interfalk AG of Hardstrasse 28, CH-4020 Basel, Switzerland ("Interfalk")

(2) Thames Laboratories Limited of The Old Blue School, Lower Square, Isleworth, Middlesex, England ("Thames"), a wholly owned subsidiary of Cortecs Limited ("Cortecs") of the same address

WHEREAS

(A)   Interfalk has developed and  owns  confidential  data, know-how and trade
      secrets  concerning  pharmaceutical  speciality  products   described  in
      Schedule I (hereinafter called "the Products")

(B) Thames has purchased and desires to continue to purchase the Products ready for sale for the countries listed in Schedule II (hereinafter called "the Territory") and to sell the Products in the Territory under Thames' label and under the trademarks owned by Interfalk (hereinafter called "the Trademarks").

(C) Interfalk and Thames have agreed to terminate all existing distribution agreements between them in respect of the Products ("the Falk Agreements") and for Thames to be simultaneously re-appointed distributor of the Products in the Territory on the terms and conditions hereinafter appearing.

(D) The Falk Agreements include written licence agreements between the parties for the products "Chenofalk", "Ursofalk" and "Mucofalk".

Now this Agreement witnesseth as follows:-

1.    (a)    Interfalk  and  Thames  hereby  terminate  the  Falk Agreements and subject to sub-clause (c) each party releases and discharges the other from all claims and demands whatsoever under or arising from the Falk Agreements.

      (b) Interfalk hereby grants Thames and Thames accepts from Interfalk the exclusive non transferable right to sell the Products in the Territory (using the Trademarks under the conditions specified in clause 6).

      (c) The termination of the Falk Agreements shall not discharge the liability of either party prior to the date hereof:

             (i) to pay for or deliver supplies of the Products in accordance with the terms of the Falk Agreements ordered prior to the date hereof; or

             (ii) in respect of any claims or proceedings against either party arising from the supply of the Products to third parties.

      (d) Interfalk shall offer to appoint Thames distributor of any new pharmaceutical products it wishes to be licensed or sold in the Territory. Both parties shall negotiate in good faith and use their best endeavours to agree the terms for such appointment (s). In the event that such terms cannot be agreed within a reasonable time from notification and receipt of full particulars of such products by Thames Interfalk may offer those products to third parties but on terms no less favourable than those offered to Thames.

2.    (a)    Interfalk  undertakes  to  furnish  promptly  to Thames for Thames'
             assistance in registering and selling the Products such data, formulae, reports and other information (collectively herein referred to as "Information") either in:

             (i)   its possession, control or ownership; or

             (ii) the possession or control of a third party of which Interfalk is entitled to be informed and supplied with copies;

             relating to pharmaceutical registration, clinical use and sale of the Products. For the purposes of this clause "Interfalk" shall include any "subsidiary" or "parent company" (as defined in section 144 of the Companies Act 1989) of Interfalk.

      (b) The pharmaceutical registration/application for each of the Products in the Territory (each such registration or application hereinafter referred to as the "Product Licence") with the exception of Salofalk products is at the date of this Agreement in the name of Thames and any registration fees in respect of each such non-Salofalk Product Licence shall be for Thames account. Thames shall provide Interfalk with access to its pharmaceutical registration files for each of the non-Salofalk Products to enable Interfalk to apply for its own Product Licence for each such Product.

      (c) Product Licences in the Territory for each of the Salofalk Products (for which Thames holds no Product Licence) shall be applied for by and shall be registered in the name of Interfalk with Thames registered as the distributor and any registration and other fees shall be for the account of Interfalk. Thames shall provide all reasonable pharmaceutical regulatory assistance to enable each Salofalk product to obtain a Product Licence. All formulation, clinical trial, manufacturing, stability and other data required by the Department of Health not in the possession of Thames shall be supplied by Interfalk to Thames expeditiously (at no cost to Thames) to enable Thames to prepare the necessary Salofalk Product Licence applications for Interfalk.

      (d) In the event that Cortecs becomes insolvent or any legal petition or other form of pleading for composition of or relief from its debts is filed by it or against it or a receiver or a trustee is appointed for the benefit of its creditors, then all Product Licences for each of the Products in the Territory shall revert from Cortecs or Thames to INTERFALK U.K. In this event, Cortecs and Thames shall provide all necessary assistance for the transfer of the said Product Licences to INTERFALK U.K.

3. Thames undertakes to treat as confidential the know-how and all other information received from Interfalk under the terms of this agreement. Disclosure by Thames of such know-how and information shall be confined to persons in executive or technical positions in its organisation who need such information for the proper operation of its business or to Thames' professional or technical advisers assisting Thames in the proper operation of its business or to the proper operation of its business or to those government employees to whom disclosure must be made for the purpose of obtaining a permit to sell the Products in the Territory. Upon termination of this agreement, Thames shall return to Interfalk all such know-how or other information received hereunder and shall refrain from making any further use thereof.

      The obligation hereunder shall not apply to any of said information and data which is or becomes public knowledge or which is lawfully disclosed to Thames by a third party.

4. In the event that the parties agree to carry out clinical trials for the development in the Territory of the clinical use of the Products, then Interfalk shall supply the Products needed for these studies free of cost and all other costs involved in connection with the studies will be to Interfalk's account. The clinical documentation thus collected would be the property of Interfalk, provided always that Thames shall within the Territory have a royalty free licence to use any or all of the information contained in such documentation for any reasonable purpose.

5.    (a)    Interfalk  shall effect orders from Thames for the Products in bulk meeting the specifications given and accompanied by a certificate of analysis. The supplies of the Products shall comply with their respective Product Licences.

      (b) Interfalk shall use its best endeavours to supply Products in accordance with written orders from Thames within 8 (eight) weeks of receipt of such orders.

      (c) Prices and terms shall be the ones listed in Schedule I hereto and shall be effective for a period of 2 (two) years from the date hereof. Thereafter, prices inclusive of CIF London, shall only be changed by mutual agreement between the parties, any such adjustment to prices shall not be made at intervals of less than 12 months. Provided always that if Thames are not able to obtain a price from the UK National Health Service which allows it to make what is in its opinion a reasonable margin on sale of each of the Products having regard to its obligation hereunder then by notice in writing from Thames at any time Interfalk shall adjust the prices hereunder to allow Thames a reasonable margin as aforesaid. The parties would regard a reasonable margin to be 70% of Net Turnover.

      (d)    For the purposes of this agreement:

             (i) "Net Turnover" shall mean the aggregate sum received from the sale of the Products in the Territory less transport charges, returns and VAT;

             (ii) "Cost of Goods" shall mean the aggregate sums paid to Interfalk to purchase supplies of the Products (less VAT and returns) plus the cost to Thames of packaging such supplies in ready-for-sale packs.

             (iii) "Gross  Profit"  shall  mean  the  difference  between  "Net
                   Turnover" and "Cost of Goods".

      (e) The prices set out in Schedule I, which are in Deutsch Marks, were negotiated on the basis of the sterling/Deutsch Mark exchange rate on the date of this Agreement (the "base rate") and any adjustments to the prices after the two year period will similarly be negotiated on the basis of the then sterling/Deutsch Mark exchange rate (base date and the subsequent adjustment dates being hereinafter referred to as the "exchange rate base dates"). Any change in the rate of exchange between sterling and Deutsch Mark which is more than {plus-minus}5% (five percent) different from the previous exchange rate on the exchange rate base date will automatically cause the then price to be adjusted up or down in accordance with the corresponding change in the exchange rate. Provided that in no event prices be adjusted down by more than 10% in a full year pursuant hereunder. Interfalk shall notify Thames in writing of the modification made to the prices of Products made hereunder.

      (f) Payment in Deutsch Marks shall be made within 30 days from the date of receipt of goods.

      (g) Wherever used in the agreement "CIF" shall have the meaning ascribed to it in the current Incoterms as may be modified from time to time.

6.    (a)    Thames  undertakes   to   sell   and  promote  the  Products  from
             Interfalk in the Territory by Thames  all  under  the  Trademarks.
             These Trademarks are the property of Interfalk and Thames acquires no  right,  interest  or proprietorship therein by virtue of  this agreement  but  Interfalk  agrees  to  enter  into  any  necessary registered user agreement  or  other  permissions  free of cost to
             Thames  to  enable  Thames  to  market  the  Products  under   the
             Trademarks  during  the  term  hereof.  Interfalk  shall indemnify
             Thames from any claims, costs, damages liabilities and expenses arising out of the sale by Thames of products bearing such Trademarks provided that the conditions of use for the Trademarks recommended by Thames have been approved by Interfalk.

      (b) Thames undertakes diligently to promote the Products, to further sales in the Territory. Each twelve months for the first three years of this agreement Thames shall spend on promoting the Products (or in incurring liability for such expenditure) not less than 10% (ten per cent) of the Gross Profit earned by Thames from the sale of the Products during each such twelve month period and thereafter shall spend a reasonable sum on promoting the Products.

      (c) Interfalk agrees to cooperate with Thames in the development of advertising and promotional plans for the Products and to supply Thames free of charge with such reports, negatives and/or published papers in the hands of Interfalk.

      (d) Thames and Interfalk shall meet at least three times each calendar year to further the aims of this agreement.

      (e) For the duration of this Agreement neither party shall without the other parties written consent market or otherwise be involved in products in the Territory which are directly competitive with the Products and for the avoidance of doubt Interfalk shall not subject to clauses 6f and 6g directly or indirectly market or distribute the Products in the Territory other than through Thames.

      (f) In the event that Thames fails to purchase the minimum number of units for each of the Chenofalk, Ursofalk and Mucofalk products specified in Schedule I during each twelve month period from the date of this Agreement, Falk may within two months of the end of any such twelve month period by two months written notice change the exclusive distribution licence granted herein to a non-exclusive licence but only in respect of such of the Chenofalk, Ursofalk and Mucofalk products for which the minimum targeted purchases by Thames are not achieved.

      (g) In the case of each of the Salofalk and Lithofalk products there shall be no minimum targeted purchases during the first two years of this Agreement. One month prior to the second anniversary of this Agreement the parties shall negotiate in good faith to agree minimum purchases by Thames of each of the Salofalk and Lithofalk products for each subsequent twelve month period and such agreed figures shall be inserted in Schedule I. In the event that Thames fails to purchase the minimum number of units of each of the Salofalk and Lithofalk products then specified in Schedule I during any twelve month period from the date of the Second Anniversary of this Agreement, Falk may within two months of the end of any such twelve month period by two months written notice change the exclusive distribution licence granted herein to a non-exclusive licence in respect of each of the Salofalk and Lithofalk products for which the minimum targeted purchases by Thames were not achieved.

7.    (a)    This  agreement shall  take  effect on  the  date  hereof and shall remain in force for a period of 8 (eight) years and thereafter shall continue unless and until terminated by either party upon not less than 2 (two) years prior written notice to expire on or at any time after the said 8 (eight) year period.

      (b) Without prejudice to the rights of either party for breach of this agreement, each party shall have the right to terminate this agreement by a ninety-day prior written notice to the other party, should any one or all of the following events occur but shall have no grounds to terminate otherwise:

             (i) If the other party is in breach of any substantial obligation contained in this agreement which is remediable and fails to remedy the same within 90 days of notice given by the other party of such breach.

             (ii) If the other party is in breach of two or more substantial obligations contained in this agreement which are not capable of remedy within 90 days of written notice given by the other party.

             (iii) If the other party becomes insolvent or  any  legal petition or other form of pleading for composition of or relief from such party's debts is filed by it or against it or a receiver or a trustee is appointed for the benefit of the creditors of such party.

      (c) In the event of termination of this agreement as a result of the acts or events set forth in this article having occurred, Thames shall be permitted to sell its existing inventory of the Products at the date of such termination on condition that Thames, after exhausting said inventory shall immediately discontinue any and all use of the know-how.

      (d) Neither party hereto shall be held liable for failure to comply with any of its obligations hereunder, when and if such failure arises from a cause which is beyond the control of and without the negligence of the party failing to perform. Such force majeure causes include, but are not limited to acts of God, acts of Government, wars, hostilities, insurrections, riots, strikes or labour difficulties or unusually severe weather.

      (e) All the terms and conditions of this agreement are closely linked together and therefore must be jointly construed. Failure by either party to enforce at any time and for any period of time one or more of such terms and conditions shall not be waiver of it or of the rights of such party to enforce each and every term and condition.

      (f) Interfalk shall indemnify Thames against any costs, damages or liabilities arising as a result of any claim by any third party that any or all of the Products infringe any relevant patent or patent application in the Territory.

8. This Agreement shall be governed by the law of England and both parties submit to the exclusive jurisdiction of the English courts.

9. All notices required under any of the provisions of this agreement shall be validly given if sent by registered mail, return receipt requested, to the last known address of the other party and shall be deemed to have been given on the date appearing from the post mark of the place of mailing.

10. Neither party shall be entitled to transfer or assign, partially or entirely, any of its rights or obligations under this agreement to another without prior written consent of the other party, except that either party may transfer or assign its rights and obligation hereunder to any of its subsidiaries and affiliated companies which now or hereafter may be organised provided that such assignment shall not relieve either party hereunder of its primary responsibilities under this agreement.

11.   (a)    In    this  agreement, unless  the    context   clearly  otherwise
             indicates, words importing the singular include the plural and vice versa; a reference to any one gender includes the other genders; a reference to a natural person includes an artificial person and vice versa.

      (b) The Schedules to this agreement are deemed to be incorporated herein and form an integral part hereof.

      (c) In this agreement and the Schedules the word "agreement" refers to this agreement and the words "clause" or "clauses" and "Schedule" or "Schedules refer to clauses of or Schedules to this Agreement.

12. This Agreement constitutes the entire agreement between the parties hereto with respect to the within subject matter.

13. This Agreement is executed in the English text which shall be the binding text.

FOR INTERFALK AG                FOR THAMES LABORATORIES LIMITED


By     M Falk                    By     G Hill


Title: President                 Title: Managing Director



Dated: 13th of March 1992        Dated: 27th April 1`992

                                  SCHEDULE I


TRADEMARKS      PRICES PER PRODUCTS                                                                MINIMUM TARGET SALES UNITS
Chenofalk       40 DMS per 100 x 250mg capsules each CIF Wrexham                                   808 x 60
Ursofalk        60 DMS per 100 x 250mg capsules each CIF Wrexham                                   4,140 x 60
Mucofalk        (to be agreed) DMS per 20 sachets CIF Wrexham supplied in pre printed cartons
Lithofalk       (to be agreed)
Salofalk        22.10 DMS per box of 100 x 250mg tablets CIF Wrexham
Salofalk        15.20 DMS per box of 30 x 250mg suppositories including 10% free goods CIF Wrexham
Salofalk        56 DMS per box of 7 x 4mg enemas CIF Wrexham


                                  SCHEDULE II


                                   TERRITORY




                                 GREAT BRITAIN

                               NORTHERN IRELAND

                            DATED 31st JANUARY 2003



                               PROVALIS PLC (1)


                                    - AND -



                            DR FALK PHARMA GMBH (2)



-------------------------------------------------------------------------------

                        AMENDMENT AND TERMINATION DEED

-------------------------------------------------------------------------------







                               Legal Department
                                 Provalis plc
                                Newtech Square
                           Deeside Industrial Park
                                   Deeside
                                  Flintshire
                                   CH5 2NT

                              Tel:  01244 833402
                              Fax:  01244 280288

                           REF:  LG/AGMTS/COMM/FALK

THIS DEED is made the 31st day of  January 2003 between


(1)   PROVALIS PLC a company registered in England under company number 3321624 whose registered  office  is  at Newtech Square, Deeside Industrial Park,

      Deeside, Flintshire, CH5 2NT ("Provalis")



(2)   DR FALK PHARMA GMBH a company registered  in Germany under company number

      HRB  3266  whose  registered  office  is at Leinenweberstrasse  5,  79108

      Freiburg, Germany ("Falk")



RECITALS



(A)   Thames assigned the Falk Agreement to Healthcare on 1st July 1998;



(B)   Healthcare assigned the Falk Agreement to Provalis on 20th August 2002;



(C)   At  Falk's request Provalis has agreed that  the  Falk  Agreement  should terminate early on 31st December 2004;



(D)   Falk and Provalis have agreed certain amendments to the Falk Agreement;



(E)   The parties  have  agreed  to  provide  for  the  above  on the terms and conditions contained in this Deed.



NOW IT IS HEREBY AGREED AS FOLLOWS



1.    INTERPRETATION



1.1   DEFINITIONS



      In this Deed the following words shall have the following meanings:-

      "Associate" shall mean with respect to either one of the parties, any person, firm, trust, corporation or other entity or combination thereof which directly or indirectly (a) controls said party, (b) is controlled by said party, or (c) is under common control with said party; the terms "control" and "controlled" meaning ownership of fifty percent (50%) or more, including ownership by trusts with substantially the same beneficial interests, of the voting and equity rights of such person, firm, trust, corporation or other entity or combination thereof or the power to direct the management of such person, firm, trust, corporation or other entity or combination thereof;


      "Falk Agreement" shall mean the Distribution Agreement dated 13th March 1992 now between Falk and Provalis;


      "Final Instalment" shall mean the instalment detailed in Clause 3.1 (c);


      "Force  Majeure"  shall  mean   any  event  or  circumstance  beyond  the
      reasonable control of the party affected by such event or circumstance;


      "Gross Invoice Value" shall mean the value of each invoice exclusive of any value added tax or other sales tax but inclusive of any trade or other discount given by Provalis in relation thereto that is shown on the invoice;


      "Healthcare" shall mean Provalis Healthcare Limited, a company registered in England under company number 1916352, which is a wholly owned subsidiary company of Provalis;


      "Initial Rate" shall mean a pounds sterling to euro exchange rate of {pound-sterling}1 = *1.5813;


      "Marketing Authorisations" shall mean all marketing authorisations, product licences and product authorisations for distribution of the Products in the Territory that are registered in the name of Provalis (including for any new pharmaceutical products which have been licensed to Provalis between the date hereof and the date of termination of the Falk Agreement);


      "Parallel Import Amount" shall mean the amount by which parallel imports of the Products into the United Kingdom in the 12 months to 31st December 2004 as reported by IMS BPI Data exceed {pound-sterling}100,000;


      "Payment Date Rate" shall mean the mid market daily rate quoted in the London Financial Times published in London on the date on which the payment of the Sum is due to be made;


      "Products" shall mean all products distributed by Provalis, or any Associate of Provalis, pursuant to rights granted by Falk under the Falk Agreement;

      "Thames" shall mean Thames Laboratories Limited, a company registered in England under company number 1433320, which is a wholly owned subsidiary company of Provalis;


      "Threshhold Amount" shall mean the sum of {pound-sterling}2,455,000 less the Parallel Import Amount;


      "2004 Turnover" shall mean the Gross Invoice Value of all Products supplied by Provalis in the United Kingdom in the 12 months to 31st December 2004.


1.2 Words and phrases defined in the Falk Agreement shall bear the same meaning if used in this Deed, unless such word or phrase is specifically defined in this Deed, in which case the specific definition in this Deed shall apply.



1.3 A reference in this Deed to the singular includes a reference to the plural and vice versa and a reference to the masculine includes a reference to the feminine and neuter and a reference to a person includes reference to a company as well as to any legal or natural person.


1.4   The construction of this Deed is not to be affected by any heading.


1.5   References to this Deed include references to the schedules to this Deed.


2.    CONSIDERATION


1.1 In consideration of Provalis entering into this Deed, Falk shall pay to Provalis the sum of {pound-sterling}4,500,000 ("the Sum"), as the same may be adjusted in accordance with Clause 4.


3.    PAYMENT OF THE SUM


3.1 Falk shall, subject to the provisions of Clause 3.2 and to receipt of an invoice from Provalis, pay the Sum to Provalis in the following instalments on the following dates:-


      (a)  {pound-sterling}1,000,000 on or before 14th February 2003;


      (b)  {pound-sterling}1,500,000 on 2nd January 2004; and

      (c) {pound-sterling}2,000,000, adjusted in accordance with Clause 4.2, within 14 days of the date by which Provalis has notified Falk of both the 2004 Turnover and the Parallel Import Amount.



3.2 Each instalment detailed in Clause 3.1, and any Excess Amount calculated pursuant to Clause 4.3, shall be re-calculated by Provalis to take account of exchange rate variations in accordance with the following:-


      (a) The relevant instalment or the Excess Amount (as the case may be) shall be converted into Euros using the Initial Rate ("the First Conversion");


      (b) The relevant instalment or the Excess Amount (as the case may be) shall also be converted into Euros using the Payment Date Rate ("the Second Conversion");


      (c) The First Conversion shall be added to the Second Conversion, and the resultant sum divided by 2 ("the Adjusted Euro Sum"); and



      (d) The Adjusted Euro Sum shall be converted into pounds sterling using the Payment Date Rate, the resultant figure being the instalment amount actually payable by Falk, or the amount (if any) payable by Provalis pursuant to Clause 4.3, (as the case may be).



      The Final Instalment shall be re-calculated after any adjustment thereto in accordance with Clause 4.2.


3.3 The payment of each instalment of the Sum shall be by transfer to the following bank account:-


      Account Name:    Provalis plc
      Account Number:  40707422
      Sort Code:       20-42-73
      Bank:            Barclays Bank plc
                       Barclays Business Centre
                       Hounslow Branch
                       210 High Street
                       Hounslow TW3 1DL
      or to such other bank account as Provalis may notify in writing to Falk. Each such payment shall be made without any set-off, withholding or deduction except such amount (if any) of tax as Falk is required to deduct or withhold by law.


3.4 If Falk fails to pay any instalment of the Sum on the date detailed in Clause 3.1, or in the manner detailed in Clause 3.3, Provalis shall be entitled (without limiting any other right or remedy it may have) to charge Falk interest on such instalment of the Sum, both before and after any judgement, at the rate of 4 per cent per annum above Barclays Bank PLC base rate in force from time to time from the date payment was due until actual payment is made.


4.    ADJUSTMENT OF FINAL INSTALMENT


4.1 Provalis shall notify Falk of the amount of the 2004 Turnover and of the Parallel Import Amount as soon as is reasonably possible after 31st December 2004 and in any event on or before 15th January 2005.


4.2 In the event that the 2004 Turnover does not exceed the Threshold Amount the Final Instalment shall be reduced by {pound-sterling}0.65 for each {pound-sterling}1.00 by which the 2004 Turnover falls below the Threshold Amount, save to the extent that any such shortfall is caused by:-


      (a)  any failure of Falk to deliver any Products ordered by Provalis;


      (b) the withdrawal or suspension of any marketing authorisation relating to any of the Products;


      (c) any product recall and/or adverse event in connection with any of the Products;


      (d) any Products not complying with their specifications or marketing authorisations, or otherwise not complying with any warranty given by Falk;


      (e) any breach by Falk of any of its obligations under the Falk Agreement; or


      (f)  any event of Force Majeure.

5.    TERMINATION OF THE FALK AGREEMENT



5.1 Provided that Provalis has received all payments due to it pursuant to Clause 3.1, the Falk Agreement shall be deemed to have terminated on 31st December 2004, such termination being by the mutual written consent of both Falk and Provalis. The provisions of Clause 7 (c) of the Falk Agreement shall not apply on such termination.


5.2   (a)  On termination of the Falk Agreement in accordance with  Clause 5.1,
           Falk shall purchase from Provalis all stocks of the Products then in Provalis' possession or control.


      (b) The total price to be paid by Falk for the purchase of the Products pursuant to Clause 5.2 (a) shall be the aggregate price paid by Provalis to Falk therefor, together with the aggregate freight, insurance and handling costs and expenses incurred by Provalis in procuring the transportation of such products from the original point of delivery thereof to Provalis' warehouse.


      (c)  Falk shall pay  the  price  determined in accordance with Clause 5.2
           (a) within 14 days of the date of Provalis' invoice therefore, such payment to be made by bank transfer to the account specified in Clause 3.3.


      (d) The sale of these products by Provalis back to Falk shall be ex-works at Provalis' warehouse. Provalis shall make such Products available for collection by Falk on 3rd January 2005 and Falk shall ensure that all quantities of such Products are collected on behalf of Falk on that day.


      (e) Falk and Provalis shall in good faith during the 6 months commencing on 1st July 2004 seek to agree a schedule for deliveries of Falk Products to Provalis that minimises the quantities of Products that are in Provalis' possession or control at the termination of the Agreement but that does not prejudice Provalis' ability to continue the promotion, marketing and distribution of the Products.

6.    MARKETING AUTHORISATIONS

6.1 Falk shall ensure that Provalis is named as the sole distributor of the Products on all marketing authorisations, product licences and product authorisations necessary for the promotion, marketing and sale of the Products in the Republic of Ireland as soon as is practicable and that all such marketing authorisations are transferred into Falk's name as soon is practicable.


6.2 Provalis shall prepare all regulatory documents necessary for the change of ownership of all Marketing Authorisations to Falk, and shall deliver the same to Falk as soon as is reasonably possible after the date of receipt by it of all monies due hereunder. Falk shall be responsible for submitting the said documentation to the relevant regulatory authorities and for obtaining such changes of ownership.


6.3 The mechanism for the transfer of the Marketing Authorisations shall be discussed in good faith by Provalis and Falk during the 6 months commencing on 1st May 2004.


6.4 Provalis shall give Falk such reasonable assistance as may be requested in effecting the transfer of such Marketing Authorisations.


6.5 Falk shall bear all third party costs and expenses associated with such transfers, including the payment of all registration and regulatory fees.


7.    REPUBLIC OF IRELAND


7.1   Schedule  II  of  the  Falk Agreement shall be amended by the addition of
      "the Republic of Ireland".   This amendment shall be deemed to have taken
      effect on 1st January 2003.


7.2 Those Products to be distributed by Provalis in the Republic of Ireland are detailed in the Schedule hereto.


7.3 Subject to Clause 7.4, the prices of those Products purchased by Provalis that are to be distributed by Provalis in the Republic of Ireland are set out in the Schedule hereto, which Schedule shall be incorporated into
      Schedule I of the Falk Agreement.


7.4 Whenever Falk delivers any quantities of any Product that are to be distributed by Provalis in the Republic of Ireland, Falk shall also deliver an additional 10% of the quantities of each such Product so ordered.

7.5 For the avoidance of doubt, Schedules I and II to the Falk Agreement as at the date hereof and as amended by this Agreement, are attached hereto.


8.    NEW PRODUCTS


8.1 In the event Falk wishes to licence or sell any new pharmaceutical products in the Territory, its discussions with Provalis in respect thereof shall continue in the same spirit as the discussions concerning new products have taken place previously under the Falk Agreement, which includes, for the avoidance of doubt, that Provalis shall not be required to make any upfront or milestone payments in respect thereof; provided however that following termination of the Falk Agreement, Falk shall be free to license and sell any pharmaceutical products, including new products, in the Territory without any obligation whatsoever to Provalis. In particular, Falk shall be under no obligation after termination of the Falk Agreement to offer to appoint Provalis as distributor of any new pharmaceutical products it wishes to be licensed or sold in the Territory.


9.    AMENDMENTS TO THE FALK AGREEMENT


9.1   The  word "Deutsch Marks" wherever it appears in Clauses 5 (e) and (f) of
      the  Falk   Agreement  shall  be  replaced  by  the  word  "Euros",  such replacement being deemed to have taken effect on 1st January 2002.


9.2 In addition to the specific amendments referred to in this Deed, the terms and conditions of this Deed shall be deemed incorporated into the Falk Agreement, and to make such consequential amendments to the Falk Agreement as may be necessary to give full effect to the terms and conditions of this Deed.


9.3 In the event of any conflict between the terms and conditions of this Deed, and those of the Falk Agreement, the terms and conditions of this Deed shall take precedence.


10.   CONFIDENTIALITY


10.1 Falk and Provalis shall each be entitled to release a press release in the form previously agreed upon by the other, such press release to be released within 7 days of the date hereof.

10.2 Save for the press releases referred to in Clause 10.1, each party shall keep the terms of this Deed confidential and shall not make any release or other public statement concerning this Deed unless required by law, by the rules or regulations of any stock exchange, taxation authority, accounting standards body, governmental organisations, medicines control agency or other statutory or regulatory body of a similar nature without the prior written consent of the other.


10.3 The restrictions contained in Clause 10.2 shall not prevent any party from disclosing any information which is in the public domain at the date hereof, or which subsequently comes into the public domain, provided it has not occurred due to breach by that party of its obligations under this Clause 10.


11.   GOVERNING LAW


11.1 The construction interpretation meaning validity and performance of this Deed shall be governed by the laws of England which is agreed to be the applicable law of this Agreement. The parties hereto submit to the non-exclusive jurisdiction of the English Courts.


12.   NOTICES


12.1 Any notice request or other communication required to be given under this Deed shall be made in writing and may be hand-delivered or sent by registered post (return receipt requested) to the recipient at the address first set out in this agreement or such other address that either party may notify to the other in writing for this purpose.


12.2  Notices shall be deemed to have been received:-


      (a)  if sent by post 2 business days after the date of posting; and


      (b)  if delivered by hand on the date of delivery.


12.3 It shall be sufficient in proving service that the letter containing the notice was properly addressed and (as the case may be) put in the post, delivered or transmitted.

13.   GENERAL

13.1 No relaxation, forbearance, delay or indulgence by either party in exercising its rights under this Deed or any granting of time by such party shall prejudice or affect its rights hereunder. No waiver of any default or breach under this agreement or failure to enforce any rights by either party shall constitute a waiver of any subsequent or continuing default or breach. No waiver shall be effective unless made in writing agreed and signed on behalf of the party so granting the waiver.


13.2 This Deed and the Falk Agreement supersede any other correspondence, negotiations, arrangements or agreements between the parties in relation to the matters specifically dealt with herein and represent the entire understanding of the parties in relation to the matters specifically dealt with herein.


13.3 No amendment to or alteration of this Deed shall be effective unless made in writing agreed and signed on behalf of each of the parties hereto.


13.4 Each party shall bear their own costs and expenses in connection with this Deed and shall be responsible for the payment of any taxes levied against them as a consequence of the payment or receipt of the Sum.


13.5 Should provisions of this Deed be entirely or partially legally ineffective or unenforceable or should provisions later loose their legal effectiveness or enforceability, the validity of the remaining provisions of this Deed will not be affected as a result. In place of the ineffective or unenforceable provisions, a reasonable provision is to apply which so far as legally possible comes as close as possible to what the parties wanted or to the sense and purpose of the respective ineffective or unenforceable provision.


AS WITNESS the parties hereto have executed and delivered this document as a deed on the date first appearing above.

                                   SCHEDULE



            Product            Price (*)
   Salofalk 4g/60ml 7 enemas     28.70
  Salofalk 250mg 100 tablets     13.60
Salofalk 250mg 30 suppositories  14.40
     Ursofalk 100 capsules       30.70

Executed as a Deed by

PROVALIS PLC

Acting by



Director



Director/Secretary







Executed as a Deed by

DR FALK PHARMA GMBH

Acting by



Director



Director/Secretary

                     ATTACHMENT REFERRED TO IN CLAUSE 7.5



                   Schedules I and II to the Falk Agreement

     (as at the date of signature of this Amendment and Termination Deed)



                                  SCHEDULE I



                                 The Products



                      Great Britain and Northern Ireland



            Products             Price (*)
    Salofalk 2g/60ml 7 Enemas      18.30
    Salofalk 500mg 30 Suppos        8.20
   Salofalk 250mg 100 Tablets      10.20
       Salofalk Foam 1 Can         18.30
      Ursofalk 60 Capsules         10.10
Ursofalk Suspension 250ml Bottle   14.90
   Budenofalk 3mg 100 Capsules     42.00
Budenofalk 3mg 10 Capsules Sample   4.10




                            The Republic of Ireland



            Product            Price (*)
   Salofalk 4g/60ml 7 enemas     28.70
  Salofalk 250mg 100 tablets     13.60
Salofalk 250mg 30 suppositories  14.40
     Ursofalk 100 capsules       30.70

                                  SCHEDULE II

                                 The Territory


                                 Great Britain

                               Northern Ireland

                            The Republic of Ireland

                           DATED  31ST JANUARY 2003





                               PROVALIS PLC (1)




                                    - AND -



                            DR FALK PHARMA GMBH (2)



-------------------------------------------------------------------------------

                               NON-COMPETE DEED

-------------------------------------------------------------------------------








                               LEGAL DEPARTMENT
                                 PROVALIS PLC
                                NEWTECH SQUARE
                            DEESIDE INDUSTRIAL PARK
                                    DEESIDE
                                  FLINTSHIRE
                                    CH5 2NT

                              TEL:  01244 833402
                              FAX:  01244 280288

                           REF:  LG/AGMTS/COMM/FALK

THIS DEED is made the 31st day of January 2003 between

(1) PROVALIS PLC a company registered in England under company number 3321624 whose registered office is at Newtech Square, Deeside Industrial Park, Deeside, Flintshire, CH5 2NT ("Provalis")

(2) DR FALK PHARMA GMBH a company registered in Germany under company number HRB 3266 whose registered office is at Leinenweberstrasse 5, 79108 Freiburg, Germany ("Falk")

RECITALS

(A)   Thames assigned the Falk Agreement to Healthcare on 1st July 1998;

(B)   Healthcare assigned the Falk Agreement to Provalis on 20th August 2002;

(C) Falk and Provalis have entered into the Amendment and Termination Agreement which, inter alia, provides that the Falk Agreement shall terminate early on 31st December 2004;

(D) As a consequence of such early termination, Falk and Provalis have agreed that they should each be subject to certain restrictions on their business activities;

(E) The parties have agreed to provide for the above on the terms and conditions contained in this Deed.

NOW IT IS HEREBY AGREED AS FOLLOWS

1.    INTERPRETATION

1.1   DEFINITIONS

      In this Deed the following words shall have the following meanings:-

      "Amendment and Termination Agreement" shall mean the Amendment and Termination Agreement made between Falk and Provalis on the date hereof;

      "Associate" shall mean with respect to either one of the parties, any person, firm, trust, corporation or other entity or combination thereof which directly or indirectly (a) controls said party, (b) is controlled by said party, or (c) is under common control with said party; the terms "control" and "controlled" meaning ownership of fifty percent (50%) or more, including ownership by trusts with substantially the same beneficial interests, of the voting and equity rights of such person, firm, trust, corporation or other entity or combination thereof or the power to direct the management of such person, firm, trust, corporation or other entity or combination thereof;

      "Competitor of a Product" shall mean a product which is either licensed for the same primary indication as the relevant Product, or a product containing the same active ingredient as the relevant Product.

      "Falk Agreement" shall mean the Distribution Agreement dated 13th March 1992 now between Falk and Provalis;

      "Healthcare" shall mean Provalis Healthcare Limited, a company registered in England under company number 1916352, which is a wholly owned subsidiary company of Provalis;

      "Initial Rate" shall mean a pounds sterling to euro exchange rate of {pound-sterling}1 = *1.5813

      "Initial Sum" shall mean {pound-sterling}500,000;

      "Payment Date Rate" shall mean the mid market daily rate quoted in the London Financial Times published in London on the date on which the payment of the Sum is due to be made;

      "Products" shall mean all products distributed as at the date of termination of the Falk Agreement by Provalis, or any Associate of Provalis, pursuant to rights granted by Falk under the Falk Agreement;

      "Thames" shall mean Thames Laboratories Limited, a company registered in England under company number 1433320, which is a wholly owned subsidiary company of Provalis;

      "Territory" shall mean the United Kingdom and the Republic of Ireland.

1.2 A reference in this Deed to the singular includes a reference to the plural and vice versa and a reference to the masculine includes a reference to the feminine and neuter and a reference to a person includes reference to a company as well as to any legal or natural person.

1.3   The construction of this Deed is not to be affected by any heading.

1.4 References to this Deed include references to the schedules to this Deed (if any).

2.    CONSIDERATION

2.1 Falk has agreed to enter into this Deed in consideration of Provalis entering into the Amendment and Termination Agreement.

2.2   Provalis has agreed to enter into this Deed in consideration of Falk:-

      (a)  entering into the Amendment and Termination Agreement; and

      (b) paying Provalis the sum calculated in accordance with Clause 3 ("the Sum").

3.    CALCULATION OF THE SUM

3.1.1 The Sum shall be calculated by Provalis to take account of exchange rate variations in accordance with the following:-

      (a) The Initial Sum shall be converted into Euros using the Initial Rate ("the First Conversion");

      (b) The Initial Sum shall also be converted into Euros using the Payment Date Rate ("the Second Conversion");

      (c) The First Conversion shall be added to the Second Conversion, and the resultant sum divided by 2 ("the Adjusted Euro Sum"); and

      (d) The Adjusted Euro Sum shall be converted into pounds sterling using the Payment Date Rate, the resultant figure being the Sum.

4.    PAYMENT

4.1 Falk shall, subject to receipt of an invoice from Provalis, pay the Sum to Provalis in pounds sterling on or before 14th February 2003.

4.2 The payment of the Sum shall be by transfer to the following bank account:-

      Account Name:    Provalis plc
      Account Number:  40707422
      Sort Code:       20-42-73
      Bank:            Barclays Bank plc
                       Barclays Business Centre
                       Hounslow Branch
                       210 High Street
                       Hounslow TW3 1DL

      or to such other bank account as Provalis may notify in writing to Falk. Such payment shall be made be without any set-off, withholding or deduction except such amount (if any) of tax as Falk is required to deduct or withhold by law.

4.3 If Falk fails to pay the Sum on the date detailed in Clause 4.1, or in the manner detailed in Clause 4.2, Provalis shall be entitled (without limiting any other right or remedy it may have) to charge Falk interest on the Sum, both before and after any judgement, at the rate of 4 per cent per annum above Barclays Bank PLC base rate in force from time to time from the date on which payment was due until actual payment is made.

5.    NON-COMPETITION PROVISIONS

5.1 Falk and Provalis each covenant to the other that they shall not (and that they shall procure that no Associate of theirs shall), during the remainder of the Falk Agreement, nor in the period of 24 months after the date of termination of the Falk Agreement, employ any person who has previously been employed by the other without the prior written consent of the other.

5.2 Provalis covenants to Falk that it shall not (and that it shall procure that none of its Associates shall) in the period of 24 months after the date of termination of the Falk Agreement promote, market or distribute in the Territory any product which is a Competitor of a Product.

6.    CONFIDENTIALITY

6.1 Falk and Provalis shall each be entitled to release a press release in the form previously agreed upon by the other, such press release to be released within 7 days of the date hereof.

6.2 Save for the press releases referred to in Clause 6.1, each party shall keep the terms of this Deed confidential and shall not make any release or other public statement concerning this Deed unless required by law, by the rules or regulations of any stock exchange, taxation authority, accounting standards body, governmental organisations, medicines control agency or other statutory or regulatory body of a similar nature without the prior written consent of the other.

6.3 The restrictions contained in Clause 6.2 shall not prevent any party from disclosing any information which is in the public domain at the date hereof, or which subsequently comes into the public domain, provided it has not occurred due to breach by that party of its obligations under this Clause 6.

7.    GOVERNING LAW

7.1 The construction interpretation meaning validity and performance of this Deed shall be governed by the laws of England which is agreed to be the applicable law of this Agreement. The parties hereto submit to the non-exclusive jurisdiction of the English Courts.

8.    NOTICES

8.1 Any notice request or other communication required to be given under this Deed shall be made in writing and may be hand-delivered or sent by registered post (return receipt requested) to the recipient at the address first set out in this agreement or such other address that either party may notify to the other in writing for this purpose.

8.2   Notices shall be deemed to have been received:-

      (a)  if sent by post 2 business days after the date of posting; and

      (b)  if delivered by hand on the date of delivery.

8.3 It shall be sufficient in proving service that the letter containing the notice was properly addressed and (as the case may be) put in the post, delivered or transmitted.

9.    GENERAL

9.1 No relaxation, forbearance, delay or indulgence by either party in exercising its rights under this Deed or any granting of time by such party shall prejudice or affect its rights hereunder. No waiver of any default or breach under this agreement or failure to enforce any rights by either party shall constitute a waiver of any subsequent or continuing default or breach. No waiver shall be effective unless made in writing agreed and signed on behalf of the party so granting the waiver.

9.2 This Deed (together with any documents referred to herein) supersedes any preliminary or previous correspondence, negotiations, arrangements or agreements between the parties in relation to the matters specifically dealt with herein and represents the entire understanding of the parties in relation to the matters specifically dealt with herein.

9.3 No amendment to or alteration of this Deed shall be effective unless made in writing agreed and signed on behalf of each of the parties hereto.

9.4 Each party shall bear their own costs and expenses in connection with this Deed and shall be responsible for the payment of any taxes levied against them as a consequence of the payment or receipt of the Sum.

9.5 Should provisions of this Deed be entirely or partially legally ineffective or unenforceable or should provisions later loose their legal effectiveness or enforceability, the validity of the remaining provisions of this Deed will not be affected as a result. In place of the ineffective or unenforceable provisions, a reasonable provision is to apply which so far as legally possible comes as close as possible to what the parties wanted or to the sense and purpose of the respective ineffective or unenforceable provision.

AS WITNESS the parties hereto have executed and delivered this document as a deed on the date first appearing above.



Executed as a Deed by
PROVALIS PLC
Acting by

Director

Director/Secretary



Executed as a Deed by
DR FALK PHARMA GMBH
Acting by

Director

Director/Secretary

                                                                   EXHIBIT 4.10

  DISTRIBUTION AGREEMENT MADE BETWEEN CHOLESTECH INC AND PROVALIS DIAGNOSTICS
                                    LIMITED
                              DATED MAY 20, 2002


                             DATED 20th MAY 2002




                         PROVALIS DIAGNOSTICS LIMITED



                                     -AND-



                            CHOLESTECH CORPORATION




                        ______________________________

                            DISTRIBUTION AGREEMENT

                        ______________________________






                         Ref:LG/AGMTS/DIST/CHOLESTECH

                               Legal Department
                              Provalis UK Limited
                                Newtech Square
                            Deeside Industrial Park
                                    Deeside
                                  Flintshire
                                    CH5 2NT

                               Tel: 01244 833402
                               Fax: 01244 280288

THIS AGREEMENT is made the 20th day of  May 2002

BETWEEN:

PROVALIS DIAGNOSTICS LIMITED of Newtech Square Deeside Industrial Park Deeside Flintshire CH5 2NT England (Company Registration Number 1800438) (hereinafter called "Provalis")

and

CHOLESTECH CORPORATION of 3347 Investment Boulevard Hayward California 94545 USA (hereinafter called "Distributor")

WHEREAS:


A. Provalis is engaged in the business of the research, development, manufacture and sale of diagnostic products, and has developed and has rights to the Product.

B. Distributor wishes to act as and Provalis desires to permit Distributor to be one of Provalis' distributors for the Products in the Territory.

NOW IT IS HEREBY AGREED as follows:

1.    DEFINITIONS:

In this Agreement the following terms shall have the following meanings:

1.1 "Affiliated Companies" means any corporation or entity controlling, controlled by or under the common control of Provalis or Distributor (as the case may be), and as used herein, "control" means the power or right to direct, or cause the direction, of the management and policies of a corporation or entity by reason of ownership or interest therein.

1.2 "Competitor of Distributor" means any person, firm or company directly involved in the research, development, manufacture, distribution or sale of human medical in-vitro diagnostic products for use in cardiovascular disease and/or diabetes.

1.3 "Competitor of Provalis" means any person, firm or company directly involved in the research, development, manufacture, distribution or sale of human medical in-vitro diagnostic products.

1.4 "Control Cartridges" means the Provalis control cartridge detailed in the Product Specification referred to in Part III of Schedule 2. This will be sold by Distributor for use with HaemaQuant.

 1.5 "Distributor's Trade Marks" means the trademarks, marks, logos, trade names and service marks that Distributor uses in connection with the Products. The ones that Distributor is to use initially are set forth in
      Schedule 9. These may be changed from time to time by the mutual agreement of the parties in writing.

1.6 "Field" means the Point of Care Market, unless otherwise mutually agreed by the parties in writing.

1.7 "First Delivery Date" means the date on which Provalis makes the first delivery of any of the Products to Distributor.

1.8 "Force Majeure" means, in relation to either party, any circumstances beyond the reasonable control of that party (including, without limitation, any strike, lockout or other form of industrial action) but, in respect of Distributor, excluding any act or omission of any Sub-Distributor.

1.9 "Forecast" means the rolling 12 month forecast submitted and updated in accordance with the provisions of Clause 5.2.

1.10 "Glycosal" means the Provalis diagnostic product detailed in the Product Specification referred to in Part I of Schedule 2. This is to be used in connection with HaemaQuant and is to be marketed by Distributor in the Territory under Distributor's Trade Marks.

1.11 "HaemaData" means the Provalis software programme detailed in the Product Specification referred to in Part IV of Schedule 2. This is to be sold by Distributor for use with HaemaQuant.

1.12 "HaemaQuant" means the Provalis reader detailed in the Product Specification referred to in Part II of Schedule 2. This is to be used in connection with Glycosal and is to be marketed by Distributor in the Territory under Distributor's Trade Marks.

1.13 "HbA1c Control" means the third party whole blood control detailed in the Product Specification referred to in Part V of Schedule 2. This is to be sourced by Provalis and on-sold to Distributor for use with Glycosal.

1.14 "Health Authority" means the relevant health or governmental authority in the Territory responsible for issuing the Marketing Authorisation.

1.15 "Healthcare Professionals" means physicians, chiropractors, pharmacists, physician assistants, nurse practitioners, nurses, dieticians and health screeners (with or without medical staff) and all individuals employed by or that work with any of the foregoing that are entitled to use the Products in the Field.

1.16 "In Field Correction" means a repair or correction carried out on any of the Products in order to remedy a Product which is in breach of the warranties in Clause 14.1 which as a result:-

      (a) causes a result to be generated that is incorrect to a clinically significant amount; but

      (b)  does not cause any physical danger to the user.

1.17 "Institutions" means hospitals, independent healthcare delivery facilities, occupational health centres, health screening companies, pharmaceutical companies, event marketing management companies, public health departments, public authority departments, prisons, universities and colleges, retailers involved in screening programmes and fitness centres.

1.18 "Intellectual Property" means any patent or patent application (including any extension, reissue, division, continuation or continuation-in-part of any such patent application or patent and any patent of addition, supplementary protection certificate or similar rights based on any such patent), copyright, moral right, registered design, unregistered design right, registered or unregistered trade mark or other intellectual property right subsisting in the Territory.

1.19 "Launch" means in respect of the US, using commercially reasonable efforts to exhibit the Products at the American Diabetes Association's annual meeting to be held between the 14th and 18th of June 2002 and thereafter and in respect of each country in the Territory (including the US) holding product training meetings for those employees of Distributor involved in the distribution of the Products and of each Sub-Distributor(s) in that country.

1.20 "Marketing Authorisation" means all necessary licences authorisations or approvals from the Health Authority to distribute, market and sell each of the Products (including, where applicable, a Modified Product) in the Territory.

1.21  "Modified Product" means a Product incorporating a Product Modification.

1.22 "Packaging Specifications" means the specifications for the labelling and packaging of each of the Products to be agreed in accordance with Clause
      13.2 as may be modified from time to time upon mutual written agreement.

1.23 "Point of Care Market" means the market in which Healthcare Professionals use the Products to test or screen patients or consumers, and to relay the results thereof to such people, in one of the Institutions, but excluding, without limiting the generality of the foregoing, the sale of any of the Products to such Healthcare Professionals or Institutions for re-sale by them to patients or consumers for use by such patients or consumers at home or at any place other than at the relevant Institution.

1.24 "Price" means the price for each Unit of each of the Products as determined in accordance with Clause 7.1.

1.25 "Products" means Glycosal, HaemaQuant, Control Cartridges, HaemaData and/or HbA1c Control as the context requires.

1.26 "Product Modification" means a change to a Product that increases the ability of that Product to meet its product claims and specification but without extending or changing those claims or specification and following which the Product can still be promoted, marketed or sold under the same Marketing Authorisations.

1.27 "Product Specifications" means the specifications for the formulation, manufacture, testing and release of each of the Products which comply with the Marketing Authorisations and which are detailed in Schedule 2, amendments to which may be notified to Distributor from time to time in writing.

1.28 "Provalis Intellectual Property" means any other Intellectual Property owned by Provalis and/or any of its Affiliated Companies.

1.29 "Quarter" means any period of 3 consecutive calendar months commencing on the 1st of January, 1st of April, 1st of July or 1st of October respectively in any Year as the context so requires.

1.30 "Restricted Information" means any information which is disclosed (whether orally or in writing) by one party to the other party pursuant to or in connection with this Agreement.

1.31 "Specifications" means the Product Specifications and the Packaging Specifications.

1.32 "Sub-Distributor" means any person, firm or company appointed by Distributor to promote, market, sell or supply the Products (whether in accordance with Clause 22.3 or otherwise).

1.33 "Target Purchase Quantities" means the quantities of Glycosal and HaemaQuant that Distributor anticipates purchasing in each Year as determined in accordance with Clause 9.2.

1.34 "Technical Bulletin" means either an instructional update or clarification or a bulletin issued by Provalis to Distributor in response to a Product which is in breach of the warranties in Clause 14.1 but which as a result:-

      (a) in normal operations does not cause a result that falls outside the performance specifications of the Products;

      (b)  does not cause any physical danger to the user; and

      (c)  is of a non-urgent nature

      and which bulletin defines the issue giving rise to the system fault and offers a correction or work-around.

1.35 "Territory" means each country in the world other than the United Kingdom, Turkey, Russia, China, Iran, Pakistan, South Korea, Thailand and New Zealand.

1.36 "Unit" of the Product means in respect of (a) HaemaQuant, one reader, (b) Glycosal, twelve individual test cartridges, (c) Control Cartridges, one individual cartridge, (d) HaemaData, one compact disc and (e) HbA1c
      Control, three high controls, three low controls and one diluent, regardless of the number of each contained in each pack.

1.37  "US" means the United States of America.

1.38 "Working Day" means a day (other than a Saturday or Sunday) on which banks are generally open in London for normal business.

1.39 "Year " means (i) in respect of the first Year the period from the date first written above until 31st of March 2003, and (ii) in respect of each subsequent Year, a consecutive period of 12 (twelve) months commencing on the 1st of April.


2.    APPOINTMENT

2.1 Provalis hereby appoints Distributor as a non-exclusive distributor to promote, market, distribute and sell (or have promoted, marketed, distributed and sold through the Sub-Distributors) the Products under the Distributor Trade Marks to Healthcare Professionals and/or Institutions for use in the Field in the Territory subject to the terms and conditions of this Agreement.

2.2 Provalis agrees that there shall not be more than one other party appointed to promote, market, distribute and sell the Products in any country in the Territory to Healthcare Professionals and/or Institutions for use in the Field. This other party will not be Provalis unless Distributor otherwise agrees in writing.

2.3 Distributor shall be entitled to describe itself as Provalis' "Authorised Importer and Distributor" for the Products, but shall not hold itself out as Provalis' agent for the sale of the Products or as being entitled to bind Provalis in any way.

2.4 The parties understand and agree that the rights granted herein are for the Territory and Field only. Should Distributor desire to extend the Territory or Field, Distributor and Provalis shall discuss such extension in good faith following Distributor's request. Any extension of Distributor's rights to promote, market, distribute or sell the Products outside the Field or Territory shall be subject to such terms and conditions as may be mutually agreed upon at the time. Nothing in this Agreement shall prevent Provalis from granting any such extended rights, at any time, to any other person, firm or company without notice to Distributor and in the event Provalis does so, Distributor shall not be entitled to any payment or other benefit, whether in respect of compensation, damages or otherwise.

3.    TERM OF THE AGREEMENT

3.1 This Agreement shall take effect on the date hereof and subject to earlier termination in accordance with the provisions hereof shall remain in force until either party gives the other party not less than twelve
      (12) months written notice of termination, such notice not to be served before the second anniversary of the First Delivery Date.

4.    MARKETING AUTHORISATION

4.1 Provalis shall, at its own expense, apply for, and thereafter use its reasonable endeavours to obtain and maintain such Marketing Authorisations as are necessary to permit Distributor to promote, market, distribute and sell the Products in the Territory; provided, however, with respect to Japan, the parties shall agree on which of them is to apply, such agreement not to be unreasonably refused or delayed.

4.2 Unless otherwise agreed on by the parties, the Marketing Authorisations shall be in the name of, and be and remain the property of, Provalis unless legally required to be in some other name, but in all events shall be broad enough in scope to permit Distributor to promote, market, distribute and sell the Products in the Territory. Distributor's ability to promote, market, distribute and sell the Products in the Territory is dependent upon the Marketing Authorisations being obtained and maintained. Distributor shall be entitled to terminate this Agreement with respect to any country within the Territory for which Provalis is unable to obtain the Marketing Authorisation as soon as is reasonably possible after the date hereof, or for which the Marketing Authorisation subsequently becomes invalid, such termination to be effective upon written notice to Provalis.

4.3 Distributor shall be responsible for and Provalis shall at Distributor's expense provide reasonable assistance to Distributor solely with respect to any negotiations with relevant authorities as to the level of reimbursement to be applied in respect of the Products under any national health or welfare scheme in the Territory, unless such negotiations are legally the responsibility of the holder of the Marketing Authorisation and shall use its best endeavours to obtain agreement from such authorities to the level of reimbursement as soon as is reasonably possible.

4.4 To the extent Provalis requires advice and assistance from Distributor in order to apply for or maintain the Marketing Authorisations, Distributor shall, at Provalis' expense, give Provalis reasonable advice and assistance as is necessary solely for the purpose of obtaining and/or maintaining the Marketing Authorisations.

4.5 In the event the Marketing Authorisation(s) are obtained in Distributor's name, then on termination of this Agreement Distributor shall cease using or operating under the Marketing Authorisations and shall promptly and at Provalis' own expense do one or more of the following as reasonably requested by Provalis:-

      (a) transfer or assist Provalis in procuring the transfer to Provalis or its nominee of any Marketing Authorisations held in Distributor's name.

      (b)  cancel  any   Marketing   Authorisations   in  order  to  facilitate
           application for corresponding Marketing Authorisations by Provalis or its nominee;

      (c) permit and authorise Provalis or its nominee in applying for corresponding Marketing Authorisations to rely on or refer to any documents submitted by Distributor to the relevant Health Authority or Authorities; and

      (d) take any other steps which may be reasonably necessary to enable Provalis or its nominee to use or operate under the then existing Marketing Authorisations .

5.    FORECASTS AND ORDERING

5.1 In order to facilitate Provalis' planning, Distributor has provided Provalis with an initial Forecast ("Initial Forecast") of the number of Units of Glycosal, HaemaQuant and HbA1c Control that it anticipates it will purchase from Provalis in each month during the first Year and the Initial Forecast is set out in Schedule 3. The Initial Forecast and any subsequent forecasts are for planning purposes only and save as expressly provided in this Agreement shall not represent a binding commitment of either party.

5.2   This Forecast shall be updated on a rolling, monthly basis such that:-

      (a) each updated Forecast is delivered not less than 1 month prior to the commencement of the first month covered by such Forecast;

      (b) the first 2 months of each updated Forecast shall be unchanged from the quantities forecasted for each such month in the previous Forecast submitted hereunder;

      (c) any quantities forecasted for purchase in each month shall be for not less than 300 Units of Glycosal, 100 Units of HaemaQuant and/or 200 Units of HbA1c Control, if Distributor desires to purchase Products; and

      (d) in respect of HaemaQuant only, the forecast for the calendar month which is the third month of each updated Forecast shall not be for more than twice the quantities of HaemaQuant forecast for such calendar month in the previous Forecast submitted hereunder.

5.3 The quantities forecasted for each of the first 3 months contained within each Forecast submitted hereunder (including the Initial Forecast) shall constitute a firm order in respect of each such month and Distributor shall either issue an annual blanket purchase order or a monthly purchase order in respect of the firm orders for such 90 day period, such purchase orders to be issued in accordance with Clause 5.4.

5.4   (a)  Distributor  shall  if  desiring to issue an annual blanket purchase order:-

           (i) within 5 Working Days of the date of this Agreement submit a purchase order for the twelve (12) month period commencing on 1st July 2002; and/or

           (ii) on or before 1st April in each subsequent year submit a purchase order for the twelve (12) month period commencing on the next 1st July; and

           (iii)in the event any updated Forecast given hereunder results in a firm order being given for any month which is for a quantity of any of the Products which differs from that specified in any twelve monthly purchase order, Distributor shall, on or before the 1st day of such month, submit an addendum to such twelve monthly purchase order to reflect the variation in quantities of those Products to be delivered in that month in each case detailing the quantities of each of the Products required in each month covered by such purchase order.

      (b) Distributor shall, if desiring to place monthly purchase orders rather than an annual blanket purchase order:-

           (i) place purchase orders for those quantities of Products ordered in accordance with the binding forecast obligations set forth in Clause 5.3, whereby Distributor shall by the first day of the first month covered by such purchase order submit a purchase order covering the binding and committed portion of the applicable Forecast; and

           (ii) place the first such purchase order (for the first three months contained within the Initial Forecast) within five (5) Working Days of the date of this Agreement in each case detailing the quantities of each of the Products required in each month covered by such purchase order.

      (c) For the avoidance of doubt, the annual blanket purchase orders, the monthly purchase orders, and any addenda thereto, simply confirm the firm orders previously given.

      (d) If Distributor fails to submit a purchase order, or any addenda required thereto, by the date specified therefor in Clause 5.4, Provalis may notify Distributor of such failure, and if Distributor does not submit the relevant purchase order, or addenda, within 15 days of such notification, Provalis shall be entitled to deliver only the quantities of Products forecast to be ordered in any month within the binding 90 day period for which Provalis does not have a purchase order or addenda (as the case may be) and to invoice Distributor therefor.

5.5 Distributor shall be entitled to submit orders for Control Cartridges and HaemaData as and when required. Each such order shall be in writing, and shall have a lead time between the date of the order and the requested date of delivery of not less than 90 days.

5.6 In order to assist Provalis and Distributor in meeting higher than expected demand for the Products, both Provalis and Distributor will maintain buffer stocks of the Products, or components thereof necessary to manufacture Products, which are at least equal to Distributor's forecasted requirements for the Products for the following two months. Provalis' buffer stock shall be used, inter alia, to meet orders placed by Distributor pursuant to Clause 5.6. As each party's buffer stock of each Product is used, it shall be returned to the required level as soon as reasonably possible.

5.7 In addition to the orders placed as set forth in Clauses 5.2, 5.3 and 5.4, Distributor shall be entitled to purchase additional quantities of Glycosal, HaemaQuant and/or HbA1c Control by submitting a written purchase order at any time, which order shall specify the date by which Distributor wishes them delivered. Within 5 Working Days of receipt of any such order, Provalis shall notify Distributor either that:-

      (a) it can deliver such quantities of Products by the date so specified, in which event the order shall be deemed accepted by Provalis; or

      (b) the parties will need to agree upon different delivery date(s) therefor, in which event Provalis shall notify Distributor of the scheduled delivery date for these additional quantities as soon as is reasonably possible and Distributor shall after such notification have the option of either accepting such revised delivery date, in which event the order shall be deemed accepted, or of cancelling the order.

      In no circumstances shall any order for additional quantities of Glycosal, HaemaQuant and/or HbA1c Control be deemed accepted by Provalis unless Provalis has given Distributor the notification referred to in this Clause 5.6 and a delivery date for the relevant order been accepted by Provalis and Distributor as provided in this Clause 5.7.

5.8 In each order for Products submitted hereunder, Distributor shall state the address(es) to which quantities of Products are required to be shipped and Provalis shall pack the quantities for shipping to the addresses so specified. The Price of the Products is inclusive of such packaging in respect of the first address so specified, but a paperwork, packaging and handling charge of {pound-sterling}25 shall be added in respect of each additional address so specified.

5.9 Subject to Clause 6.7, default by Provalis with respect to any one order shall not entitle Distributor to terminate this Agreement.

6.    DELIVERY, TITLE AND RISK

6.1 Provalis agrees to and shall, prior to delivery of each order of the Products sold hereunder, perform, or procure the performance of, quality tests on all batches of Products in the order in accordance with Provalis' standard written operating procedures as provided by Provalis to Distributor. Each delivery of Products shall be accompanied by a certificate of analysis from Provalis' quality control laboratory in Provalis' standard form (examples of the current versions of which are contained in Schedule 10).

6.2 All Products delivered pursuant to this Agreement shall be suitably packed for air freight shipment in Provalis' standard shipping cartons in accordance with the Packaging Specification and marked for shipment to the addresses specified by Distributor in accordance with Clause 5.7.
      All such Products shall, at Distributor's option but subject to Clause 6.1, be delivered to Distributor or its carrier agent either ex-works Provalis' plant in Deeside, North Wales, or FCA Manchester Airport, England and upon delivery title and risk of loss therein shall pass to Distributor. As used herein, the terms ex-works and FCA shall have the meanings set forth in the International Chamber of Commerce's Incoterms 2000 Edition). Provalis shall give Distributor not less than 7 days notice of the date on which each order of Products will be available for collection by Distributor in each month. If Distributor fails to collect any order within five (5) Working Days of the notified date, Provalis shall be entitled to immediately invoice Distributor for such Product and to charge Distributor for the reasonable costs of warehousing such Product until the actual date of collection. If Distributor opts for delivery to be made ex-works, Provalis shall provide such reasonable advice and assistance as may be requested by Distributor from time to time in connection with obtaining customs clearance for any delivery of the Products.

6.3 Distributor will inspect the delivered Products for visible shipping damage as could be reasonably apparent on such an inspection, as soon as reasonably possible after delivery, and in any event within thirty (30) days thereof.

6.4 In the event that there is a shortage of any Product for any reason, Provalis shall use it reasonable endeavours to apportion supplies of Product in accordance with the purchase histories of its distributors (based upon sales history and realistic forecasted demand).

6.5 Provalis shall be entitled to maintain an action for the price of any Product ordered but not paid for, notwithstanding that title has passed to Distributor.

6.6 If after accepting an order, Provalis decides it will be unable to fulfil such order for Products, Provalis shall notify Distributor promptly in writing and provide Distributor with a revised delivery date therefor. If Distributor receives any such notice, or if Provalis fails to deliver any order of Products within fifteen (15) Working Days of the delivery date therefor specified and accepted in accordance with the terms hereof, Distributor shall have the option to cancel that order on giving written notice to Provalis at any time before Provalis makes delivery thereof. Save as provided in Clause 6.7, this shall be Distributor's sole remedy and Provalis' sole liability in respect of any late or non-delivery of Products. The quantities of Products in any orders that are so cancelled shall be included in the quantities of Products purchased by Distributor in any Year for the sole purpose of determining whether Distributor has complied with its obligations under Clause 9.1.

6.7 If in any Year Provalis fails to deliver any three (3) orders of Products within 15 Working Days of the delivery date therefor specified and accepted in accordance with the terms hereof, Provalis shall be deemed to have committed a breach of its material obligations under this Agreement for the purposes of Clause 19.1 (a) that is incapable of remedy and in addition to the remedy provided in Clause 6.6, Distributor shall have the one additional remedy and Provalis shall have the one additional liability of Distributor being able to terminate this Agreement in accordance with Clause 19.1 (a).

7.    PRICE AND PAYMENT

7.1 Provalis shall invoice and Distributor shall pay for each Unit of Product delivered to Distributor hereunder. Save as provided in Clause 7.2, Distributor will pay to Provalis the price calculated as set forth in
      Schedule 4 ("the Price"). Save as provided in Clauses 5.3 and/or 6.2, Provalis shall be entitled to submit its invoice in respect of each delivery on or after the date of delivery. The Prices are inclusive of delivery ex-works Provalis' plant in Deeside, North Wales and if in accordance with Clause 6.2 Distributor opts for delivery of any order FCA Manchester Airport, England, Distributor shall in addition be responsible for paying all additional costs and expenses incurred by Provalis in delivering such order FCA Manchester Airport, England rather than ex-works Provalis' plant in Deeside, North Wales. In addition, the Prices do not include, and Distributor shall in addition be responsible for arranging and paying, all costs of transport and insurance following delivery of the Products to Distributor as set forth in Clause 6.2.

7.2 If Distributor believes that the sale of the Products in respect of any country within the Territory is being materially affected because the Price ("the Provalis Original Price") is too high, and hence the price at which the Products are sold, or are to be sold, in that country is also too high, Distributor shall notify Provalis. Distributor and Provalis shall then discuss in good faith whether the Price should be reduced to make it possible for Distributor to similarly reduce its prices in order to generate increased sales in respect of such country. In the event Provalis and Distributor are able to agree to a reduced Price ("the Provalis Reduced Price") in respect of Products to be sold in respect of any such country, then:-

      (i) Distributor shall confirm to Provalis the price it previously on-sold Products for sale in that country ("Distributor's Original Price");

      (ii) Distributor shall indicate the price at which Distributor intends to on-sell the Products for sale in that country ("the Distributor Reduced Price") if Provalis sells the Products to it at the Provalis Reduced Price and any Products sold to Distributor at the Provalis Reduced Price shall only be sold or supplied by Distributor for sale in the specific country agreed upon by the parties. It is agreed by the parties that although these discussions are to take place to enable Distributor to reduce its own prices with the intention that equivalent reductions will be passed down the distribution chain by the relevant Sub-Distributor, Distributor is not obliged to reduce the price at which it on-sells the Products for sale in such country, but if it does not do so, or if it sells such Products for on-sale into any country other than those for which the relevant Provalis Reduced Price has been agreed, the provisions of Clauses 7.10 and 7.11 shall apply. Distributor shall, on request, provide Provalis with such documentary evidence as Provalis may reasonably require in order to verify the price on which Distributor on-sold or supplied the Products purchased by Distributor at the Provalis Reduced Price agreed under this Clause 7.2 and the countries to which such Products have been sold. Provalis shall, at any time, be entitled to stop any such reduced price sales if it has reasonable grounds for believing that Products sold by it at the Provalis Reduced Prices are being sold or supplied into any country other than the ones to which the reduced price arrangements have been agreed or if the anticipated increases in sales do not occur. The quantities of Products sold to Distributor at the Provalis Reduced Prices in accordance with this Clause shall be included in the calculations of the quantities of Products purchased for the purposes of determining whether Distributor has complied with its obligations under Clause 9.1 in each Year, but shall only be included in the calculations of the quantities of Products purchased for the purposes of calculating the price payable for Glycosal in accordance with Clause 7.1 during Year 1.

7.3 Where Provalis agrees to arrange for transport and insurance as agent for Distributor, Distributor shall reimburse to Provalis the full costs of doing so and all the applicable provisions of this Agreement shall apply with respect to the payment of those costs as they apply to payment of the price of the Product.

7.4 Distributor will make all payments due from it hereunder within 45 days of receipt of the relevant invoice. If Distributor fails to make any payment within such period, Provalis shall be entitled (without limiting any other right or remedy it may have) to charge Distributor interest on the price, both before and after any judgment, at the rate of 1 per cent per month (or part) from the date the payment became due until actual payment is made and, in addition, Provalis shall be entitled to cancel or suspend any further deliveries of Product until such time as all outstanding payments have been made.

7.5 The Prices of the Products are exclusive of any applicable value added or any other sales tax, for which Distributor shall be responsible.

7.6 Subject to Clause 7.7, all payments due from Distributor hereunder shall be made in pounds sterling, in each case by transfer to such bank account as Provalis may from time to time notify in writing to Distributor, without any set-off, withholding or deduction except such amount (if any) of tax as Distributor is required to deduct or withhold by law.

7.7 Upon not less than forty five (45) days written notice to Distributor, and subject to Clause 7.12, Provalis may elect to change the currency of all payments due hereunder from pounds sterling to Euros. The converted price of the Products shall be determined in accordance with the Euro exchange rate (mid price) quoted in the Financial Times as of the date such currency change shall take place, such date being stated in the notice given by Provalis (i.e. at least forty five (45) days following the date of Provalis' notice). The parties agree that any conversion from pounds sterling to Euros may occur only once during the term of this Agreement and shall take effect at the commencement of a Year, unless legally required to take effect earlier.

7.8   (a)  Subject  to Clause 7.12, the parties may adjust the Prices  for  the
           Products on an order by order basis as a result of any currency fluctuations. Any such adjustments shall be in accordance with the following, and shall take effect for that order only.

      (b) Pricing in this Agreement is to be calculated on a {pound-sterling}1.00 to US$1.46 pound sterling/US dollar exchange rate (the "Base Rate"). If the currency of payments under this Agreement is changed in accordance with Clause 7.7, the parties shall, in good faith at that time agree upon the appropriate euro/US dollar exchange rate for use as the new Base Rate. If on the Working Day immediately before the date of delivery of any order, the pound sterling/US dollar exchange rate is outside a range of plus or minus five percent (5%) of the Base Rate (i.e. outside the range of {pound-sterling}1.00 to US$1.387 - 1.533) the Prices of the Products in respect of that order only will be adjusted as follows:-

           New Price =            New  US$ Price converted into pounds sterling
                                  at the New Exchange Rate

           where:

           New US$ Price =        Old Price + (Adjusted Price - Old Price)
                                              ----------------------------
                                                         2;

           Old Price =            US$ Price  payable  for the relevant Products
                                  calculated at the Base Rate;

           Adjusted Price =       US$ Price payable for  the  relevant Products
                                  calculated at the New Exchange Rate; and

           New Exchange Rate =    Pound Sterling/US Dollar exchange rate on the
                                  Working Day immediately before the date of delivery of the relevant order.

      (c) The pound sterling/dollar exchange rate for the purposes of this Clause 7.8 shall be calculated from the closing mid price for each currency for the Working Day immediately before the date of delivery of the relevant order as quoted in the Financial Times.

      (d) The adjusted price shall only apply to the Prices of the Products the subject of the order for which the adjustment took place.

      (e) This process of Provalis and Distributor sharing equally the loss or gain due to exchange rate fluctuations will continue throughout the term of this Agreement.

7.9 Distributor shall provide Provalis with a report detailing in respect of each of the Products the sales and stocks thereof by volume and country on an annual basis. Distributor shall remit such report to Provalis as soon as is reasonably possible, and in any event within 60 days of the end of the Year to which it relates. If Distributor generates any similar reports on a more frequent basis, it shall remit a copy of such reports as soon as reasonably possible, but shall not be obliged to do so more than once in each Quarter.

7.10 Provalis shall be entitled, no more than once during each Year, to audit the relevant books and records of Distributor and any of its Affiliated Companies engaged in the sale or supply of the Products, in order to verify the payment terms and conditions (including price) on which Distributor on-sold or supplied the Products purchased by Distributor at the Provalis Reduced Price and the countries to which such Products have been sold. The following conditions shall apply to any audit performed by or on behalf of Provalis pursuant to this Agreement:-

      (a)  Provalis shall give Distributor notice  in writing at least fourteen
           (14) days before it intends to audit such books and records;

      (b)  the audit shall only be conducted during normal business hours;

      (c) the audit will be performed at the offices of Distributor by an independent chartered accountant appointed by Provalis;

      (d) Provalis shall bear the cost and expense of the audit, unless (i) the audit proves either that Distributor has not in respect of each country reduced the price at which it sells Products for sale in that country to the relevant Distributor Reduced Price or that Distributor has sold or supplied such Products for on-sale into any country other than those for which the relevant Provalis Reduced Price has been agreed and (ii) the amount Distributor actually paid for such Products is less than ninety percent (90%) of the Resultant Sum (as calculated in accordance with Clause 7.11) in which event the cost and expense of such audit shall be borne by Distributor.

7.11 If any audit carried out hereunder proves either that Distributor has not in respect of each country reduced the price at which it sells Products for sale in that country to the relevant Distributor Reduced Price or that Distributor has sold or supplied such Products for on-sale into any country other than those for which the relevant Provalis Reduced Price has been agreed Distributor shall forthwith pay Provalis the sum ("the Resultant Sum") calculated by multiplying the total number of Products so affected by the Price Difference, together with interest on the Resultant Sum, calculated in accordance with Clause 7.4 as if the payment of the Resultant Sum were a late payment dating back to the original date by which such Products should have been paid for. The "Price Difference" for the purposes of Clause 7.10 and this Clause 7.11 means:-

      (a) the result of the following calculation if Distributor has not reduced the price at which it sells Products for sale in that country to the relevant Distributor Reduced Price:-

                 Price Difference =[1 - (A / B)] x C

           where

           A = Distributor's Original Price - Price Distributor actually on-sold at;

           B = Distributor's Original Price - Distributor's Reduced Price; and

           C = Provalis' Original Price - Provalis' Reduced Price; or

      (b) the Provalis Original Price, if Distributor has sold or supplied such Products for on-sale into any country other than those for which the relevant Provalis Reduced Price has been agreed.

7.12 Prior to any adjustment for currency fluctuations in accordance with Clause 7.8 and/or a change of currency from pounds sterling to Euros in accordance with Clause 7.7, the parties agree to meet via teleconference or in person to discuss in good faith the anticipated adjustments and/or changes and the resulting Prices applicable under this Agreement, but the Prices shall be amended as determined under

      Clause 7.7 or 7.8 (as the case may be) unless at such meeting the parties agree otherwise. If following any actual adjustment for currency fluctuations in accordance with Clause 7.8 and/or a change of currency from pounds sterling to Euros in accordance with Clause 7.7 (whether or not the parties have met to discuss them as provided for in this Clause 7.12) either party determines that the resulting Prices are not consistent with the spirit of the Price payable by Distributor (as converted to US dollars) and receivable by Provalis (in pounds sterling) as at the date of this Agreement (as varied in accordance with Schedule
      4), the parties shall in good faith seek to discuss and agree any appropriate further adjustments. If it is not possible for the parties to agree upon any further adjustments, either of them may on written notice to the other invoke the escalation procedure set forth in Clause 31 in order to seek agreement, but if the parties are still unable to agree upon any further adjustments within 1 month of date of such notice the party invoking the escalation procedure may terminate this Agreement on not less than 6 months notice in writing to the other.

8.    ADVERTISING, PROMOTION & LAUNCH OF PRODUCTS BY DISTRIBUTOR

8.1 Distributor shall have Launched the Products in the US on or before the 31st December 2002 and in each other country in the Territory on or before the 31st March 2003. If Distributor has not Launched the Products in the US on or before the 31st December 2002, Provalis shall have the ability within sixty (60) days thereafter, at its option to either terminate this Agreement in its entirety or to remove the US from the Territory. If Distributor has not Launched the Products in any of the other countries within the Territory by the 31st March 2003, Provalis shall have the ability within sixty (60) days thereafter, to remove from the Territory some or all of those countries in the Territory where
      Distributor has not so Launched the Products, after a discussion with Distributor in respect of each such country. If Provalis elects to exercise any of the foregoing options, it shall give Distributor prior written notice. Notwithstanding anything to the contrary herein, the foregoing states Provalis' sole remedy and Distributor's sole liability for any failure to meet such Launch Date.

8.2 Distributor shall use reasonable commercial efforts to advertise, market and promote the Products in the Territory in accordance with its marketing plans and goals and any such advertising, marketing and promotion shall be at Distributor's sole expense.

8.3 Distributor shall deliver to Provalis a written, annual, sales and marketing plan for each Year, outlining the anticipated sales, promotional and marketing activities that may be undertaken by Distributor in such Year. The plan in respect of the first Year shall be provided within 30 days of the date hereof, and in respect of each subsequent Year shall be provided not later than 30 days before the commencement of the Year to which it relates.

8.4 In connection with Distributor's rights under this Agreement, Distributor may:-

      (a) participate in congresses, symposia and exhibitions within the Territory that have relevance to the Products;

      (b)  sponsor technical papers related to the Products; and

      (c)  organize user panels in the Territory.

8.5 Distributor shall ensure that all advertising, literature and promotional material for any of the Products produced by or on behalf of Distributor or any Sub-Distributor shall be developed in accordance with all applicable laws and regulations in or relating to the Territory. A copy of all materials created by or on behalf of Distributor and an English translation thereof shall be submitted to Provalis prior to use by or on behalf of Distributor or any Sub-Distributor. All such materials submitted to Provalis are solely for review by Provalis and no right or license is granted to Provalis permitting Provalis to use, reproduce, distribute or otherwise exploit any such materials whether in whole or in part. Distributor shall consider any suggestions made by Provalis in good faith and Distributor agrees it shall not unreasonably refuse to make any reasonable changes requested by Provalis; provided however, even if a suggestion is deemed reasonable by Distributor, if the implementation of such change is cost prohibitive, Distributor shall have no obligation to implement any such change unless the parties agree to share any incremental costs in connection therewith. All such materials shall be used by Distributor entirely at its own risk, and Provalis shall have no liability whatsoever in respect thereof. Provalis shall be deemed to have no comments on any such materials unless Provalis provides Distributor with written notice within five (5) days of submission by Distributor.

 8.6 Distributor undertakes that it will not, and shall procure that any Sub-Distributor does not, take any action which could prejudice the Marketing Authorisation.

9.    SALES PERFORMANCE

9.1 Distributor agrees that it shall use all reasonable commercial efforts in each Year to purchase the Target Purchase Quantities of HaemaQuant and Glycosal specified for that Year. If Distributor fails to purchase sixty percent (60%) of the Target Purchase Quantities of either HaemaQuant or Glycosal in any Year, Provalis shall be entitled, at its option, to either terminate this Agreement, or to unilaterally delete Clause 2.2 from this Agreement (which deletion in such circumstances Distributor hereby consents to) upon 90 days' written notice to Distributor. Such termination or deletion shall be Provalis' sole remedy for any failure by Distributor to purchase the Target Purchase Quantities of Glycosal or HaemaQuant.

9.2   The Target Purchase Quantities for  Years  1  and  2  are  set  forth  in
      Schedule 1 and with respect to each Year thereafter, the Target Purchase Quantities shall be discussed during the first Quarter of the immediately preceding Year. During such discussions the parties shall use their best efforts to agree in good faith on the appropriate Target Purchase Quantities for the next Year, and in respect of Year 3, in the absence of any agreement, the Target Purchase Quantities shall be seventy five percent (75%) of those for Year 2.

10.   SALES AND PURCHASES

10.1 Distributor shall not, and shall use best endeavours to procure that no Sub-Distributor shall:-


      (a) obtain any of the Products for resale from any person firm or company other than Provalis;

      (b)  seek customers for the Product outside the Territory;

      (c) sell the Product to any Healthcare Professional and/or Institution within the Territory if to the knowledge of Distributor or the relevant Sub-Distributor the Healthcare Professional and/or Institution intends to resell the Product;

      (d) sell the Product to any Healthcare Professional and/or Institution if to the knowledge of Distributor or the relevant Sub-Distributor the Healthcare Professional and/or Institution intends to use the Products outside the Field.

      If either Distributor or Provalis becomes aware that any Sub-Distributor is or has been acting in contravention of any of the obligations set forth in this Clause 10.1 (regardless of whether Distributor has used best endeavours to procure otherwise), they shall immediately notify the other. Distributor shall within five (5) Working Days of the date of such notification serve a notice on such Sub-Distributor (with a copy to Provalis) requiring such Sub-Distributor to cease acting in contravention of the obligations set forth in this Clause 10.1, and if such Sub- Distributor does not comply with the requirements set out in such notice within thirty (30) days of the date of the notice, Distributor shall not thereafter sell or supply the Products (directly or indirectly) to such Sub-Distributor. If either Distributor or Provalis becomes aware that any Sub-Distributor is or has been acting in contravention of any of the obligations set forth in this Clause 10.1 (regardless of whether Distributor has used best endeavours to procure otherwise) and such Sub- Distributor has previously received a notice from Distributor under the provisions of this Clause 10.1, they shall immediately notify the other and Distributor shall not thereafter sell or supply the Products (directly or indirectly) to such Sub-Distributor.

10.2 Distributor shall not directly or indirectly manufacture, sell or distribute in the Territory any third party product which competes with Glycosal and/or HaemaQuant and/or HbA1c Control. Further, Distributor agrees that it shall not manufacture, sell or distribute its own product that would compete with Glycosal and/or HaemaQuant and/or HbA1c Control on or before 1st January 2004, and that it shall notify Provalis at least nine (9) months prior to the commercial availability of any such competitive product. Following receipt of any such notification, Provalis and Distributor shall have good faith discussions concerning, inter alia, whether Distributor shall continue distributing the Products or the arrangements needed for the orderly transfer of the distribution of the Products to Provalis and/or any nominee of Provalis, but unless otherwise agreed in writing during such discussions, Provalis shall be entitled to terminate this Agreement on not less than nine (9) months notice at any time thereafter.

10.3 Distributor shall obtain and maintain all consents, licences and approvals (other than the Marketing Authorisation) as may be necessary in connection with the importation and sale of the Products in the Territory, and shall pay all applicable customs duties and taxes in respect of the importation of the Products into the Territory and their subsequent resale.

10.4 Distributor shall not, and shall procure that no Sub-Distributor shall, supply any Product which does not comply with the law of the Territory (or part of the Territory) in which they are sold.

10.5 Distributor agrees that it shall only sell the Products in the original packaging and in the same condition as received by Distributor and that there will not be any alteration or addition to the Products or their packaging unless approved in writing by Provalis.

10.6 Should Provalis become aware of any third party that wishes to purchase the Products for use within the Field in the Territory, Provalis shall, provided it is not precluded from doing so by any contractual relationship with any other person, firm or company in existence at the date of this Agreement:-

      (a) refer any such third parties to Distributor if they are from or pertain to pharmaceutical companies for use within the Territory in the Field; and

      (b) refer such third parties in all other cases proportionately between Distributor and Provalis' other distributors of the Products.

11.   REPRESENTATIONS

11.1 Distributor shall not, and shall procure that no Sub-Distributor shall, make any promises, representations, warranties or guarantees with reference to the Products that are inconsistent with the representations and warranties given by Provalis.

11.2 Distributor shall, and shall procure that each Sub-distributor shall, comply with all applicable laws and regulations in force from time to time in relation to the promotion, marketing, sale and distribution of the Products.

11.3 Each party shall give prompt notice to the other party if there is at any time a change in the ownership or control of that party from that existing at the date of this Agreement.

12.   INFORMATION FROM DISTRIBUTOR/TRAINING/MEETINGS

12.1  Distributor  shall  provide  Provalis  with  (and  will  update with  any significant changes within three (3) months) an organogram (i.e. organization chart) detailing the names, job titles and contact details of all of its managers involved in the importation, warehousing, distribution, promotion, sale, supply or marketing of the Products, and hereby consents to Provalis contacting any of such people from time to time in connection with the carrying out of Distributors obligations, or the exploitation of its rights, under this Agreement.

12.2 To assist Distributor in promoting, marketing and selling the Products, Provalis shall provide training to Distributor's and Sub-Distributor's personnel at periodic intervals, with the frequency and locations of the training to be mutually agreed upon by the parties but the party to bear the costs and expenses in connection with any training provided, and incurred by Provalis in respect thereof, to be agreed upon in good faith by the parties, save as provided below. Notwithstanding the foregoing, during the first year, Provalis shall provide up to 40 Provalis man hours of training, over 5 consecutive days at Distributor's premises in California, for Distributor's and any of its Sub-Distributor's personnel, and Provalis shall pay for its own costs and expenses, including travel, food and lodging costs incurred in connection with such training sessions.

12.3 Provalis and Distributor shall meet either in person or via teleconference at least every 6 months (with meetings in person being held alternately in the UK and the US unless agreed otherwise) to review all aspects of the distribution of the Products by Distributor. An agenda for such meetings shall be agreed in advance, and each party shall ensure they have those personnel available at the meeting to deal with all matters on the agenda.

13.   PRODUCT PACKAGING AND LEGAL REQUIREMENTS

13.1 Provalis shall be entitled to make only such amendments to the Product Specifications as do not affect the form, fit or function of the Products without the consent of Distributor. Any other amendments require the written consent of Distributor, but if Distributor withholds such consent, Provalis shall be entitled to use the escalation procedure in accordance with Clause 31, save that if the issue cannot be resolved, neither party shall be entitled to commence litigation or terminate this Agreement.

13.2 The Packaging Specifications are to be Provalis' packaging specifications (as the same have been notified by Provalis to Distributor) incorporating such changes to the artwork, branding and labelling thereof as are requested by Distributor and agreed upon by Provalis, such agreement not to be unreasonably refused or delayed, and all discussions relating thereto to be carried out in good faith, it being acknowledged by Provalis that the prime responsibility for editorial control of such artwork and branding remains with Distributor. Following such agreement, neither party shall make any change to the Packaging Specifications without the prior written consent of the other, such consent not to be unreasonably refused or delayed.

13.3  Notwithstanding   the  provisions  of  Clause  13.2,  the  packaging  and
      labelling for the Glycosal and HaemaQuant shall include:-

      (a)  in  the  case  of   Glycosal   the  statement  :  "This  Product  is
           manufactured by and sold under licence from Provalis Diagnostics Limited";

      (b) in the case of HaemaQuant the statement : "This Product is sold under licence from Provalis Diagnostics Limited"; and

      (c) in the case of both the details of any patents (or patents pending) relating to the Products of which Provalis makes Distributor aware,

      in such places, format, and size as Distributor agrees (not to be unreasonably refused or delayed) does not detract from Distributor's Trade Marks but otherwise as may be reasonably required by Provalis.

13.4 Provalis and Distributor shall in good faith and as soon as is reasonably possible after the date of this Agreement seek to agree upon those Product Specifications referred to in Schedule 2 as to be agreed upon pursuant to this Clause 13.4.

13.5 Each party shall inform the other party immediately by telephone or facsimile transmission if any circumstances become known to a party that would give rise to a possible or actual recall of any of the Products and shall immediately send written confirmation by pre-paid first class registered air mail.

13.6 Provalis shall have the right on the grounds of public health and safety to require Distributor to discontinue sale of and recall and recover some or all batches of the Products as specified by Provalis. If Provalis issues a recall of any of the Products as a consequence of the Products being supplied in breach of the warranties given in Clause 14.1, Provalis shall be solely responsible for all costs and expenses reasonably incurred by Distributor and/or any of its Affiliated Companies involved in the distribution of the Products that pertain to such recall, including the reasonable costs and expenses of any Sub-Distributor that pertain to such recall which have been reimbursed by Distributor or any of its Affiliated Companies as a result of a contractual obligation with such Sub-Distributor. In all other circumstances, each party shall bear their own costs and expenses of any recall.

13.7 Where a Product recall is initiated, whether by the Health Authority, other statutory or regulatory authority in the Territory, or by Provalis, Distributor shall inform all customers so affected and require them to deliver or make available for collection all relevant stocks of Products in their possession. Subject to Clause 13.6, Distributor shall ensure that all such stocks of Products are collected and securely stored pending further instructions from Provalis.

13.8 If either party becomes aware of any changes to any current safety, health and other applicable laws and regulations which apply to or affect any of the Products, it shall promptly notify the other party thereof.

13.9 Provalis and Distributor agree that it is desirable to reduce the size and fill volume of the vials in which the HbA1c Controls are supplied. They shall each use their reasonable endeavours to agree a revised Product Specification and price for the HbA1c Controls with the supplier thereof to provide for such reductions.

14.   WARRANTY, LIABILITY AND INSURANCE

14.1 Provalis warrants that the Products (other than HaemaData and HbA1c Control) shall:-

      (a) on delivery and for a period of fifteen (15) months thereafter in respect of HaemaQuant and for the remainder of the shelf life in respect of the other Products comply with the Specifications and the Marketing Authorisation;

      (b) have been manufactured in accordance with the US Food and Drug Administration Good Manufacturing Practices; and

      (c) on delivery have not less than ten (10) months or eighty percent (80%) of its stated shelf life remaining, whichever is the greater.

14.2 Provalis' liability for breach of any of the warranties in Clause 14.1 shall be limited at Provalis option and at its cost and expense to either:-

      (a) Issuing a Technical Bulletin for Distributor to circulate to all of its Sub-Distributors;

      (b) Issuing, or carrying out, an In Field Correction on the Products concerned; or

      (c)  replacing  the   defective  Products  in  question  as  soon  as  is
           reasonably possible or refunding to Distributor the Price paid by Distributor in respect of such defective Products.

      The warranty terms and conditions for HaemaData, are detailed in Schedule
      6. In the event of any conflict between the terms and conditions detailed in Schedule 6, and the terms and conditions of this Agreement, in relation to the supply or use of HaemaData, those in Schedule 6 shall prevail. The warranty terms and conditions of HbA1c Control are detailed in Schedule 7. In the event of any conflict between the terms and conditions contained in Schedule 7, and the terms and conditions of this Agreement, in relation to the supply or use of HbA1c Control, those in
      Schedule 7 shall prevail.

14.3  (a)  Provalis further warrants that:-

           (i) other than the Marketing Authorisation, no other authorisation, consent, approval, license, filing or registration with any court, governmental authority or regulatory body is required for the due execution, delivery or performance by Provalis of its obligations under this Agreement;

           (ii)  that  the  Products  do  not  infringe   any   third   party's
                 Intellectual Property or other proprietary rights.

      (b) Distributor warrants to Provalis that no authorisation, consent, approval, license, filing or registration with any court, governmental authority or regulatory body is required for the due execution, delivery or performance by Distributor of its obligations under this Agreement.


14.4 Distributor shall give Provalis notice (in accordance with a complaint procedure to be agreed upon by the parties as soon as possible after the date hereof) of any Product delivered to it that does not comply with the warranties given in Clause 14.1 within 30 days of delivery of such Product to Distributor or, if any such non-compliance could not have been identified by reasonable examination, within 30 days of the date when Distributor is made aware of such non-compliance. If no such notice is received by

      Provalis within the required, relevant thirty (30) day period set forth in Clause 14.4, those Products shall be deemed to have complied with the warranties in Clause 14.1, and Distributor shall not be entitled to reject them. No Product shall be deemed to be in breach of the warranties given herein if the event or act giving rise to such breach has been caused by any failure of Distributor, any Sub-Distributor or any user of the Products to store, use or handle the Products in accordance with the instructions of Provalis.


14.5 Within the notice Distributor provides in accordance with Clause 14.4, Distributor shall provide a statement of the alleged non-conformity, if known, and shall request a return material authorization in respect thereof. Provalis agrees to respond to all requests for return material authorizations within two (2) Working Days of receipt of the notice given pursuant to Clause 14.4 and to bear all reasonable freight and insurance costs incurred by Distributor associated with either Products which do not meet the warranty set forth in Clause 14.1 or which are over shipments of Products ordered. If Distributor rejects Product in accordance with Clause 14.4, but such Product is subsequently proven by Provalis to comply with the warranties given in respect of such Product, Provalis' only liability in respect thereof shall be to reimburse Distributor with fifty percent (50%) of the reasonable and validated costs incurred by Distributor in returning such Products to Provalis.


14.6  (a)  If Distributor's or any Sub-Distributor's  end  users  experience an
           Epidemic Failure (as defined below) in respect of the Products, the remaining terms of this Clause shall apply.


      (b) For the purposes of this Clause, an Epidemic Failure shall be deemed to have occurred if either:-


           (i) more than three percent (3%) of the then current total installed base of the same Product manufactured within the last 12 months are in breach of the warranties given in Clause
                 14.1 as a result of substantially the same fault and Distributor rejects such Products in accordance with Clause
                 14.4 within any time period of ninety (90) days; or


           (ii) if more than five percent (5%) of the then current total installed base of the same Product are in breach of the warranties given in Clause 14.1 as a result of substantially the same fault and Distributor rejects such Products in accordance with Clause 14.4 within any time period of thirty
                 (30) days.


      (c) Provalis shall bear the burden of establishing that any Products so rejected were manufactured more than twelve months before the relevant breach.


      (d) In the case of any Epidemic Failure, Provalis and Distributor shall cooperate to implement the following procedure:-


           (i) Distributor shall promptly notify Provalis in writing upon becoming aware of the potential Epidemic Failure;


           (ii) Within five (5) Working Days of receipt of Distributor's notification, Provalis shall give an initial response indicating its timescale for producing and implementing a plan for diagnosing and correcting the problem;


           (iii) Provalis and Distributor shall jointly exert all commercially reasonable efforts to diagnose the problem and plan a work-around or more permanent solution;


           (iv) Provalis shall prepare and consult with Distributor regarding an appropriate recovery plan as well as an appropriate work-around, as an interim solution, if one is needed and shall implement such plan as soon as is reasonably possible.

      (e) Provalis shall be responsible for all costs incurred by it in rectifying any Epidemic Failure, including without limitation, for any solution, work-arounds, recovery plan or engineering changes, as well as all reasonable freight and insurance costs and expenses incurred by Distributor in transporting the Products experiencing the Epidemic Failure.


14.7 Except for the express warranties set forth in this Agreement, all conditions and warranties express or implied, statutory or otherwise, as to the quality or fitness of the Products are hereby excluded.


14.8 Notwithstanding anything to the contrary in this Agreement and, except in respect of death or personal injury caused by the negligence of either of them, neither party shall be liable to the other party by reason of any representation (unless fraudulent) or any implied warranty, condition or other term or any duty at common law, or under the express terms of this Agreement, for any loss of profit or any indirect, special or consequential loss or damage, costs, expenses or other claims arising out of or in connection with this Agreement, the manufacture or supply of the Products, its resale by Distributor or its use by any customer; provided, however, all damages paid by Distributor to any third party under any Action shall be deemed to be direct damages for purposes of this Clause
      14.8 and this Agreement generally.


14.9 Further, except for all indemnification obligations regarding third party claims and except in respect of death or personal injury caused by the negligence of either of them, the total liability of each party for any other loss, damage, costs, expenses or other claims which arises hereunder shall not exceed One Million Dollars (US$1,000,000).


14.10 Subject to Clauses 14.8 and 17.7, Provalis shall indemnify and hold harmless Distributor from any and all claims, charges, suits, demands, judgments, damages and reasonable and necessary attorneys fees and expenses ("Actions") arising from claims against Distributor, or liabilities of Distributor to any of its Sub-Distributors under any contractual obligation relating directly to the Products, based upon injury to persons, including death, or property and any liability, damages or penalties awarded or agreed to therein and resulting from or arising out of Provalis' negligent manufacture, storage or transport of Products prior to receipt by Distributor or from any breach by Provalis of its obligations hereunder.


14.11 Subject to Clauses 14.8 and 17.7, Distributor shall indemnify and hold harmless Provalis from any and all Actions arising from claims against Provalis based upon Distributor's or any Sub-Distributor's failure to properly store, handle and distribute the Products in accordance with this Agreement, the laws of any part of the Territory and/or the Marketing Authorisations or from any breach by Distributor of its obligations hereunder.


14.12 During the period of time from the beginning of the first Year until five
      (5) years after the expiry or earlier termination of this Agreement, Provalis and Distributor shall each have and maintain, with financially reputable insurers, not less than the insurance coverages set forth below and shall furnish to the other party certificates of insurance evidencing such insurance coverages. Provalis and Distributor shall each ensure that their respective insurance coverage permits suits brought in the United States and the United Kingdom.


      (a)  Distributor shall have and maintain the following:


           (i) Commercial General Liability, including products/completed operations and broad form property damage, personal injury liability, and contractual liability, with a limit of not less than $1,000,000 per occurrence and $7,000,000 in the aggregate;

           (ii) Products   Liability,   with  a   limit   of  not   less   than
                {pound-sterling}5,000,000 per occurrence and in the aggregate, or a US dollar equivalent not to exceed $10,000,000; and


           (iii)Workers' Compensation as required under any Workers' Compensation or similar law in the jurisdiction where work is performed, with an Employer's Liability limit of not less than $500,000 per accident..


      (b) Provalis shall have and maintain the following:


           (i) Commercial General Liability, including products/completed operations and broad form property damage, personal injury liability, and contractual liability, with a limit of not less than $1,000,000 per occurrence and $7,000,000 in the aggregate;


           (ii) Products   Liability,   with  a   limit   of  not   less   than
                {pound-sterling}5,000,000  per occurrence and in the aggregate;
                and


           (iii)Workers' Compensation as required under any Workers' Compensation or similar law in the jurisdiction where work is performed, with an Employer's Liability limit of not less than $500,000 per accident.


       (c) Further, Provalis shall, as soon as is reasonably possible after the date of this Agreement but in no event later than thirty (30) days, name Distributor and its officers, directors, employees, subsidiaries, and shareholders, as additional insureds on all products liability policies detailed in sub-clauses (b) (i) to (iii) above. A separate endorsement indicating the additional insured status must be issued. Such insurance shall be endorsed to be primary to and non-contributory with any insurance obtained by Distributor.


      (d) Each party shall, promptly following the date of this Agreement, deliver to the other party a certificate of insurance evidencing that the above insurance is in force. Neither party will cancel or materially alter any such insurance cover without first giving the other party 30 days' prior written notice. Any failure to provide such certificate within thirty (30) days of any subsequent request so to do shall be deemed a material breach of obligations hereunder.


      (a) Nothing contained in this section limits either party's liability to the other party to the limits of insurance certified or carried.


15.   PRODUCT MODIFICATIONS

15.1 If at any time during the period of this Agreement Provalis devises a Product Modification to the Products, it shall notify Distributor in writing ("the First Notice") both of the Product Modification, and the date by which a Modified Product incorporating such Product Modification is intended to be introduced into the Territory. If Distributor does not wish such Modified Product to be introduced it shall notify Provalis within seven (7) days of receipt of the First Notice (any failure so to do to constitute deemed acceptance by Distributor of the introduction of such Modified Product) and Provalis and Distributor shall then discuss, in good faith, whether or not such a Modified Product should be introduced. If within thirty (30) days of Distributors receipt of the First Notice the parties have not agreed on whether or not the Modified Product should be introduced, Provalis shall be entitled, on giving a further written notice ("the Second Notice") to Distributor, to introduce the Modified Product on a specified date, which date shall be not less than thirty (30) days after the date of the Second Notice. If Provalis does serve the Second Notice on Distributor, Distributor shall be entitled to terminate this Agreement upon not less than ninety (90) days notice to Provalis, such notice to be served within seven (7) days of receipt of the Second Notice.

15.2 If a Modified Product is introduced into the Territory, such Modified Product shall be deemed to become the Product for the purposes of this Agreement from the date of such introduction.

16.   NEW PRODUCTS

16.1 Provalis agrees that it shall, before appointing any third party, discuss with Distributor in good faith the possibility of Distributor being appointed as a distributor for any other diabetes or cardiovascular diagnostic product developed by Provalis. However, nothing in this Agreement shall prevent Provalis from granting any rights to any such diabetes or cardiovascular diagnostic product, whether in respect of distribution or otherwise, at any time, to any other person, firm or company without notice to Distributor and in the event Provalis does so, Distributor shall not be entitled to any payment or other benefit, whether in respect of compensation, damages or otherwise.

16.2 Notwithstanding the provisions of Clause 16.1, if the parties do not discuss in good faith the possibility of Distributor being appointed as a distributor for any other diabetes or cardiovascular diagnostic product developed by Provalis and Distributor reasonably believes that the appointment of a distribution partner other than Distributor in respect of such products impairs the relationship contemplated by this Agreement, then Distributor may adjust the Target Purchase Quantities for the then current Year.

17.   INTELLECTUAL PROPERTY/TRADEMARKS

17.1 Distributor shall market, distribute and sell the Product only under Distributor's Trade Marks, and under no other third party trade mark unless otherwise agreed in writing by Provalis.

17.2 Neither party shall by virtue of this Agreement acquire any right, property or title in the other party's Intellectual Property, or in any other patent, trade mark, trade name, emblem, logo, symbol, design or other proprietary rights whatsoever from time to time owned or used by the other party.

17.3 Neither party shall do or authorise any third party to do any act which would invalidate or be inconsistent with any of the other party's Intellectual Property and shall not omit or authorise any third party to omit to do any act which, by its omission, would have that effect or character.

17.4 Distributor shall promptly and fully inform Provalis of any actual, threatened or suspected infringement of the Provalis Intellectual Property, in the Territory coming to its knowledge, and of any third party claims coming to its notice that any patents, trade mark or other intellectual property rights belonging to any third party are infringed by the Product in the Territory. Distributor shall take such actions and provide such assistance as may reasonably be required by Provalis in connection with the taking or resisting of any action, claim or proceedings in relating to any such infringement or claim. Each party shall bear their own costs and expenses in relation to any such infringement or claim, except that Provalis shall bear all third party adviser costs incurred therewith.

17.5 Subject to Clause 17.7, Provalis agrees to and shall defend, indemnify and hold Distributor harmless from and against all Actions arising from claims against Distributor that the use or sale of Products constitutes an infringement of any Intellectual Property right or other proprietary right or the unauthorized use of any third party trade secret.

17.6 Subject to Clause 17.7, Distributor agrees to and shall defend, indemnify and hold Provalis harmless from and against all Actions arising from claims against Provalis that the use of Distributor's Trade Marks, as used in connection with the Products, constitutes an infringement of any Intellectual Property right or other proprietary right or the unauthorized use of any third party trade secret.

17.7 Any party seeking indemnification under this Agreement (the "Indemnitee") shall:-

      (a) promptly notify the indemnifying party (the "Indemnitor") in writing of the Action;

      (b) give the Indemnitor full details of the Action and immediately provide the Indemnitor with copies of all documents relating to the Action whenever the same may be received;

      (c)  provide the  Indemnitor  with sole control  over the defense  and/or
           settlement  of  such  Action,  at  Indemnitor's   expense  and  with
           Indemnitor's choice of counsel;

      (d) take no action and make no comment to any person without the prior written consent of the Indemnitor;

      (e) at the Indemnitor's request and expense, provide all reasonable advice and assistance to Indemnitor with respect to such Action. Indemnitee may join in defense of an Action with counsel of its choice at its expense; and

      (f) use all reasonable endeavours to mitigate the extent, scope and quantum of the Action.

18.   CONFIDENTIALITY

18.1 Except as provided in Clause 18.2, each party shall at all times during the continuance of this Agreement and after its termination keep all Restricted Information confidential and shall not use the Restricted Information for any purpose other than the proper performance of its obligations under this Agreement.

18.2  Any Restricted Information  may  be  disclosed by the receiving party to:
      (a) the Health Authority or any other governmental authority; or (b) any employee of the receiving party who has a need to know and is aware of the confidentiality restrictions hereunder; or (c) to authorized consultants and vendors of the receiving party that are under a confidentiality agreement with the receiving party, but only to the extent necessary for the proper performance of the receiving party's obligations hereunder, provided always that the receiving party shall use its best endeavours to ensure that such persons or entities keep the same confidential and only use the same for the purpose for which disclosure was made.

a.2 Any obligations of confidentiality shall not apply to information which is:

      (a) now or hereafter comes into the public domain other than by breach of the receiving party's obligations under this Clause 18;

      (b) already in the possession of the receiving party other than as a result of having received if from the disclosing party;

      (c) disclosed to the receiving party by a third party who does not require that it be maintained in confidence;

      (d) independently developed by the receiving party without the use of the Restricted information;

      (e) required to be disclosed by law or by any competent regulatory authority or under the rules of any stock exchange on which the shares of the disclosing party are listed.

19.   TERMINATION

19.1 Each party shall have the right to terminate this Agreement on not less than thirty (30) days prior written notice thereof to the other party, should any one or all of the following events occur:

      (a) if the other party is in breach of any of its material obligations contained in this Agreement and, in the case of such a breach which is capable of remedy, fails to remedy same within 30 (thirty) days of written notice given by the other party of such breach; or

      (b) if the other party goes into liquidation or becomes insolvent, or any legal petition or other form of pleading for composition of or relief from such party's debts is filed by it (and is not dismissed within 90 days), or against it, or becomes subject to an administration order or makes a voluntary arrangement with its creditors, or an encumbrancer, receiver or a trustee is appointed for the benefit of the creditors of such party, or anything analogous to any of the foregoing occurs to the other party under the laws of any jurisdiction; or

      (c) the other party ceases to carry on all, or the relevant part, of its business.

19.2 Provalis shall have the right to terminate this Agreement by giving not less than 30 (thirty) days notice to Distributor if there is at any time a change in the ownership or control of Distributor from that existing at the date of this Agreement other than for the purposes of corporate reconstruction where the effective control remains the same, regardless of whether Provalis has received notice of the same, provided that the person, firm or company gaining control or ownership of Provalis is a Competitor of Provalis or is someone with whom Provalis has been involved in litigation with at any time during the twelve (12) months prior to the date of such change in ownership or control.

19.3 Distributor shall have the right to terminate this Agreement by giving not less than 30 (thirty) days notice to Provalis if there is at any time a change in the ownership or control of Provalis from that existing at the date of this Agreement other than for the purposes of corporate reconstruction where the effective control remains the same, regardless of whether Provalis has received notice of the same, provided that the person, firm or company gaining control or ownership of Provalis is a Competitor of Distributor or is someone with whom Distributor has been involved in litigation with at any time during the twelve (12) months prior to the date of such change in ownership or control.

19.4 Distributor may terminate this Agreement at any time after December 2002 effective upon written notice to Provalis if Provalis fails to obtain recertification of the Product by the National Glycohemoglobin Standardization Program ("NGSP") and such recertification is not renewed at the first reasonably available opportunity after receiving the official notice of such failure.

19.5 If Distributor terminates this Agreement in accordance with Clause 19.1(b) Distributor may manufacture or have manufactured the Products, in accordance with the license and the terms set forth in Schedule 8.

19.6 The rights to terminate this Agreement given by this Clause 19 shall be without prejudice to any other right or remedy of either party in respect of the breach concerned (if any) or any other breach.

19.7 For the purposes of Clause 19.1(a), a breach shall be considered capable of remedy if the party in breach can comply with the provision in question in all respects other than as to the time of performance.

20.   CONSEQUENCES OF TERMINATION

20.1  In  the  event  of  termination   of  this  Agreement  howsoever  caused,
      Distributor shall:

      (a) immediately cease to promote and market the Products and to make any further use of any of Provalis' Intellectual Property;

      (b) at the option and on the written request of Provalis, either sell its existing fully marketable inventory of the Products at the date of such termination to Provalis or to such person indicated by Provalis at the Price or sell it in the Territory at the maximum obtainable price without discounting;

      (c) within 60 (sixty) days, at Distributor's own expense, return to Provalis or otherwise dispose of as Provalis may require all Restricted Information of Provalis.

      (d) immediately terminate any agreements (in whole or in part) with any Sub-Distributors solely as such agreements pertain to the Products;

      (e) pay to Provalis all sums due to it hereunder as soon as is possible and in any event within 5 Working Days, unless termination is by Distributor pursuant to Clauses 19.1, 19.3 or 19.4 in which event payment shall be made in accordance with the payment terms set out in Clause 7.4; and

      (f)  promptly take all steps to comply with its obligations  under Clause
           4.5.

20.2 Neither party shall under any circumstances have any claim against the other party for compensation for loss of profit, loss of distribution rights, loss of goodwill or any similar loss, or any other consequential or indirect or economic loss caused arising out of or in connection with this Agreement or the subject matter hereof howsoever arising.

20.3 Termination of this Agreement for whatever cause shall be without prejudice to the rights of either party arising hereunder which may have accrued prior to such termination. Clauses 4.5, 6.5, 7.10, 7.11, 14.1, 14.4, 14.6, 14.8, 14.9, 14.10, 14.11, 14.12, 17.2, 17.5, 17.6, 17.7, 18,
      20.1, 20.2, 26, 27 and 31 shall continue in full force and effect, notwithstanding any expiration or termination of this Agreement, provided that Clauses 7.10 and 7.11 shall only remain in full force and effect for one year following any expiry or termination.

21.   FORCE MAJEURE

21.1 If either party is affected by Force Majeure it shall promptly notify the other party in writing of the nature and extent of the circumstances in question.

21.2 Notwithstanding any other provision of this Agreement, neither party shall be deemed to be in breach of this Agreement, or otherwise be liable to the other for any delay in performance or the non-performance of any of its obligations under this Agreement, to the extent that the delay or non-performance is due to any Force Majeure of which it has notified the other party, and the time for performance of that obligation shall be extended accordingly.

22.   ASSIGNMENT/APPOINTMENT OF SUB-DISTRIBUTORS

22.1 Each party shall be entitled to assign or sub-contract all or any of its rights, benefits or obligations under this Agreement to any of its Affiliated Companies.

22.2 This Agreement is personal to Distributor which shall not, save as provided in Clause 22.1 and 22.3, transfer, delegate or assign, partially or entirely, any of its rights or obligations under this Agreement to another without the prior written consent of Provalis, which consent shall not be unreasonably withheld or delayed and any purported or attempted assignment or transfer, prohibited hereunder, shall give Provalis the right to terminate this Agreement forthwith. Notwithstanding the foregoing, Distributor may assign Distributor's entire benefit and burden of this Agreement if such assignment is part of a sale of all or substantially all of Distributor's assets. Following any such assignment, Distributor shall give Provalis notice thereof within ten (10) Working Days of such assignment taking place. In the event Distributor does assign this Agreement as part of a sale of all or substantially all of Distributor's assets, Provalis shall be entitled to terminate this Agreement by giving not less than thirty (30) days' notice to Distributor only if any such assignment is to a person, firm or company which is a Competitor of Provalis or is to a person, firm or company with which Provalis has been involved in litigation with at any time during the twelve (12) months prior to the date of such assignment.

22.3 Distributor shall be entitled to appoint Sub-Distributor(s) for the Products in each country in the Territory other than the US, provided always that Distributor informs each such Sub-Distributor in writing of the terms and conditions on which the Products are able to be distributed (a copy of Distributor's standard terms to be given to Provalis upon Provalis' request) and thereafter requires that each Sub-Distributor comply in full with such terms and conditions. Under no circumstances may Provalis contact or otherwise sell any Products to any Sub-Distributors without Distributor's prior written consent.


22.4 Subject to Clause 17.6, Distributor shall indemnify Provalis and hold Provalis harmless against any Action arising from claims against Provalis alleging or based upon any wrongful act or omission of any Sub-Distributor.

22.5 This Agreement shall be binding on the successors and permitted assigns of the parties hereto.

23.   ANNOUNCEMENTS

23.1 Press Releases. Within thirty (30) days of the Effective Date, the parties may issue press releases, the content of which shall be subject to the approval of the other party, which approval shall not be unreasonably withheld or delayed.

23.2 With the exception of the announcements referred to in Clause 23.1, and unless required by law or any regulatory authority, no party to this Agreement shall make or procure or permit any person to make any press or other public announcement concerning the existence of or the terms of this Agreement or the Product or otherwise refer to the name of the other party (except to the extent the same is in the public domain) without the prior written consent of the other party (not to be unreasonably withheld) as to the text of such announcement or reference.

24.   WAIVER

24.1 Failure by either party to enforce at any time and for any period of time any terms and conditions of this Agreement shall not be a waiver of them or of the rights of such party to enforce each and every term and condition.

25.   NOTICES AND DOMICILE

25.1 All notices required under any of the provisions of this Agreement shall be validly given if hand delivered or sent by pre-paid first class registered air mail to the address of the other party set forth below, or to such other address as may be notified for this purpose. All such notices shall be deemed to have arrived 1 (one) day after hand delivery or 5 (five) days after posting.

      If to Provalis:             If to Distributor:
      Attn: Managing Director           Attn: Chief Executive Officer
      Newtech Square                    3347 Investment Boulevard
      Deeside Industrial Park           Hayward
      Deeside                           California
      Flintshire CH5 2NT                USA
      England

      with in Provalis' case, a copy for the attention of the Company Secretary at the same address.

26.   GOVERNING LAW,  OFFICIAL LANGUAGE

26.1 This Agreement shall be governed and construed in all respects in accordance with the laws of England.

27.   ARBITRATION

27.1 All disputes arising out of or in connection with this Agreement, including disputes relating to the breach, interpretation, termination or validity thereof, shall be finally settled by arbitration in Paris, France under the Rules of Arbitration of the International Chamber of Commerce, as in force on the date of this Agreement (the "Rules"), by one or more arbitrators appointed in accordance with the said Rules. The arbitrator(s) may, however, call and conduct hearings and meetings at such other places as the parties may agree. The law applicable to the arbitration procedure shall be the laws of England. The arbitrator(s) shall be fluent in written and spoken English and the English language shall be used throughout the arbitration in all notices, written submissions and oral proceedings. All non-English documents submitted by the parties shall be translated into English prior to such submission, except such documents as the arbitrator may, in his discretion, designate. Notwithstanding the foregoing, the parties may apply to any court of competent jurisdiction for injunctive relief without breach of this arbitration provision.

28.   CONSTRUCTION

28.1 All the terms and conditions of this Agreement are closely linked together and therefore must be jointly construed.

28.2  Words importing a person shall include a firm or corporation.

28.3  Words importing any gender shall include every gender.

28.4  Words importing the singular shall include the plural and vice versa.

28.5 All references to Clauses and Schedules are (unless expressly stated otherwise) references to Clauses and Schedules in and to this Agreement and all references to the parties or a party are references to the parties or a party to this Agreement (unless expressly stated otherwise).

29.   SEVERABILITY

29.1 If any provision of this Agreement is held by any court or other competent authority to be void or unenforceable in whole or part by reason of any provision of applicable law, the parties shall re-negotiate those provisions to achieve an agreement as close as possible to the original without infringing the relevant law and all other provisions of this Agreement shall continue in full force and effect but if, after such negotiations, the parties are unable to agree upon an amendment such provision shall be deemed to have been deleted from this Agreement with effect from the date of such holding.

30.   INDEPENDENT CONTRACTORS

30.1 The parties are acting as independent contractors and shall not be considered partners, joint venturers, or agents of the other party. Neither party shall have the right to act on behalf of or bind the other except as expressly provided for in this Agreement or as may be hereafter agreed to in writing.

31.   DISPUTES

31.1 The parties shall make a good faith attempt to resolve any dispute arising out of or relating to this Agreement (including reaching agreement to those matters referred to herein as requiring agreement in good faith, or to which agreement is not to be unreasonably refused or delayed) through informal negotiation between appropriate representatives from each of the parties. If at any time either party believes that such negotiations are not leading to a resolution of the dispute, such party may send a notice to the other party describing the dispute and requesting a meeting of the senior executives from each party. Within ten (10) Working Days after such notice of a dispute is given, each party shall select its appropriate senior executives (e.g., director or V.P. level) who shall have the authority to resolve the matter and shall meet (either in person or by teleconference) within twenty (20) Working Days after such notice to attempt in good faith to negotiate a resolution of the dispute prior to pursuing other available remedies.

31.2 During the course of negotiations under this Clause, all reasonable requests made by one party to the other for information, including requests for copies of relevant documents, will be honored. The specific format for such negotiations will be left to the discretion of the designated negotiating senior executives but may include the preparation of agreed upon statements of fact or written statements of position furnished to the other party.

31.3 If any dispute arising out of or related to this Agreement is not settled by the parties within thirty (30) days after the first meeting of the negotiating senior executives, and as a consequence one party believes the other to be in breach of its obligations under this Agreement, that party may commence formal proceedings with respect to the dispute in accordance with Clause 27.

32.   ENTIRE AGREEMENT

32.1 This Agreement, including all Schedules attached hereto, constitutes the entire agreement between the parties hereto with respect to the subject matter and supersedes all previous agreements and understandings between the parties with respect thereto. This Agreement shall not be changed or modified orally.

32.2 Each party acknowledges that, in entering into this Agreement, it does not do so on the basis of, and does not rely on, any representation, warranty or other provision except as expressly provided herein, and all conditions, warranties or other terms implied by statute or common law are hereby excluded to the fullest extent permitted by law, but nothing in the foregoing shall apply to any fraudulent misrepresentation.

IN WITNESS whereof the parties hereto have executed this Agreement by their duly authorised officers as of the day and year first above written.

                                  SCHEDULE 1



                          TARGET PURCHASE QUANTITIES



                                    PART I



                                   GLYCOSAL



                   First Year                   12,542 Units



                      Second Year            50,544 Units







                                    PART II



                                  HAEMAQUANT



                    First Year                   1984 Units



                      Second Year            2246 Units

                                  SCHEDULE 2



                               THE SPECIFICATION



                               PART I -GLYCOSAL



    PROVALIS' specification for Glycosal under reference number DS901062C.



                             PART II - HAEMAQUANT



   PROVALIS' specification for HaemaQuant under reference number DS901063Z.



                        PART III -  CONTROL CARTRIDGES



     PROVALIS' specification for Control Cartridges under reference number
                                  DS901064X.



                              PART IV - HAEMADATA



  This Specification is to be agreed by the parties in accordance with Clause
                                     13.4.



                            PART V - HBA1C CONTROL



 PROVALIS' specification for HbA1c Controls under reference number DS902071V.

  This Specification is to be agreed by the parties in accordance with Clause
                                     13.4.

                                  SCHEDULE 3



                               INITIAL FORECAST








               Jul-02 Aug-02  Sep-02 Oct-02 Nov-02 Dec-02 Jan-03 Feb-03 Mar-03 Apr-03 May-03 Jun-03
HaemaQuant        530    270     400    270    350    260    140    230    230    230    230    230
Glycosal        3,164  1,722   1,613  1,341  2,248  1,658  1,533  1,902  1,683  3,200  3,550  3,900
HbA1c Controls    320    200     260      0    200    200    200    200    200    220    350    400

                                  SCHEDULE 4



                                     PRICE

                                    Part I



The Initial Price of each of the Products shall be the following:

i.    For HaemaQuant:        {pound-sterling}210.00 per Unit

ii.   For Glycosal:          The  price  calculated  in accordance
                             with   Part   II  of  this Schedule

iii.  For Control Cartridge: {pound-sterling}15.00 per Unit

iv.   For HaemaData:         To be agreed; and

v.    For HbA1c Control:     {pound-sterling}40.00 per Unit.


                                    Part II

                                See Spreadsheet



                                   Part III


The parties shall, discuss and seek to agree the prices for each of the Products for the following Year during the last Quarter of the preceding Year. If they are unable to agree on any such initial prices, Provalis shall be entitled to increase the price of each of the Products by such amount as it deems appropriate, provided, however, in no event shall any price be increased by more than five percent (5%), which, in the case of Glycosal, shall be determined against the price carried forward in accordance with Part II of this Schedule.

                                  SCHEDULE 5

                       MARKETING PLAN FOR THE FIRST YEAR



Overview of Marketing Communication Plan                 8th March 2002

Promotional activities will capitalize on a new, comprehensive lipid and diabetes management positioning strategy. The core elements of the marketing communication plan are:
Branding  -  strategic  planning  and development of product names, logos,  and dress.
Training - for Cholestech Sales, Customer Service, and Technical Service staff. A new Product Manager/Trainer and Regional Sales Managers (RSMs) will subsequently train the distributor sales representatives via one-on-one and branch meeting presentations. Extensive training support materials (including training binders, cheat sheets, patient education cards, video and audiotapes, and CD-ROMs) will facilitate training. Ideally, training of Cholestech staff will occur at least 4-6 weeks prior to launch.
Selling Tools - RSMs and distributor sales representatives will use new sales flyers, fact cards, and technical briefs. Marketing will exploit the synergy between lipid and diabetes management to economize on development of materials. Ideally, these materials will be available at least 4-6 weeks prior to launch. Promotional Programs - Marketing will determine an appropriate program strategy in the context of other promotional programs planned or underway as the launch date nears. The goal is to drive demand from end-users and stimulate distribution partners to focus their efforts on A1C. These programs may include an incentive for end-users, distribution partners, and/or RSMs.
Primary Demand Creation - Cholestech currently markets directly to health care professionals via association meetings ("trade shows"), journal advertising, kit stuffers (notices placed in cassette boxes), and mailings to large databases, including the Cholestech installed base. The goal of these marketing communications is to create awareness and drive demand that can be fulfilled by our RSMs and distribution partners. Marketing will assess the need for modifying existing materials and programs or creating new ones in the context of other programs planned or underway as the launch date nears. Trade show attendance, mailing programs, and advertising will be expanded to include key audiences for diabetes (AACE, AADE, and ENDO).
Opinion Leader Program - Marketing will identify 3-5 sites in the US for early, controlled evaluations. The goals are three-fold: confirm performance of the product in the field, create buy-in from key opinion leaders and/or prestige institutions, and generate publications that can support the overall sales and marketing effort.

Preliminary US Forecast

               FY03     FY04     FY05       FY06       FY07
Analyzers     1,404    1,685    1,938      2,131      2,344
Cartridges  126,000  539,136  973,814  1,462,069  1,999,150

FY: April 1 to March 31. Assumed launch date is July 1, 2002. An additional 100 analyzers will be required prior to launch as demo units for field personnel. Analyzers are not inclusive of units used in promotional programs.

Forecast for WellCheck remains TBD. Forecast for International markets is highly dependent upon pricing.

As used in this Schedule, "Analysers" means HaemaQuant, and "Cartridges" means Glycosal.

                                  SCHEDULE 6



                     TERMS OF SUPPLY AND USE OF HAEMADATA



    To be agreed in accordance with the principles set out in Clause 13.4.

                                  SCHEDULE 7



                     WARRANTY PROVISIONS FOR HBA1C CONTROL



         To be supplied by Provalis as soon as is reasonably possible

                                  SCHEDULE 8



                             MANUFACTURING RIGHTS



Provalis hereby grants to Distributor and Distributor accepts a non-exclusive, license under Provalis' Intellectual Property, including its Patent rights, to make, have made, use and sell the Products in the Territory for the sole purpose of enabling Distributor to promote, market, distribute and sell the Products in accordance with the rights granted to it under the terms of this Agreement; provided, however, the parties expressly agree that Distributor may only exercise the rights granted to it under this licence if Distributor terminates this Agreement pursuant to Clause 19.1 (b).

                                  SCHEDULE 9



                           DISTRIBUTOR'S TRADE MARKS



                          CHOLESTECH{reg-trade-mark}














                           CHOLESTECH GDX{trademark}

                                  SCHEDULE 10

                           CERTIFICATES OF ANALYSIS

                               PART I *GLYCOSAL


Kit Lot No: 062CXX                                  Expiry Date: 2002-09-19

Date of Manufacture of Sample Buffer: 2001-09-19  Cartridge Lot No: 105R20B

The reagents below were tested as described in SOP 1E571/1F001 and checked against the specifications stated in 1K031.

  COMPONENTS     LOT NO.   EXPIRY DATE
Sample Buffer    072E42    2002-09-19
Elution Buffer   073C46    2002-11-16
Wash Buffer      074Z40    2002-11-14

                 TEST                   RESULT      SPECIFICATION   COMPLIES / FAILS
Text Checks                                    -          -             Complies
Tube Inspections                               -          -             Complies
Wash Buffer pH                              8.05     8.00 to 8.10       Complies
Elution Buffer pH                           5.06     5.00 to 5.10       Complies
Sample Buffer pH                            7.96     7.90 to 8.10       Complies
Wash Buffer Conductivity               8.99mS/cm  8.49 to 9.15 mS/cm    Complies
Elution Buffer Conductivity            27.3mS/cm  25.4 to 28.3 mS/cm    Complies
Sample Buffer Conductivity             8.53mS/cm  8.37 to 8.93 mS/cm    Complies
Wash Buffer Weight Check                  1.500g   1.455 to 1.545 g     Complies
Elution Buffer Weight Check               0.800g   0.776 to 0.824 g     Complies
Sample Buffer Weight Check                1.000g   0.970 to 1.030 g     Complies
% Error Codes                               3.8%        * 4.0%          Complies
Level 1 Control Target (lot 24/9-01/10)    5.1 %          -               N/A
Level 1 Mean Value (Bias from Target)      0.4 %  {plus-minus} 0.5%     Complies
Level 2 Control Target (lot 01/10)         7.5 %          -               N/A
Level 2 Mean Value (Bias from Target)      0.1 %  {plus-minus} 0.6%     Complies
Level 3 Control Target (lot 24/9-01/10)   10.4 %          -               N/A
Level 3 Mean Value (Bias from Target)        0 %  {plus-minus} 0.9%     Complies
Overall %CV                                4.6 %         * 7%           Complies

                             PART II - HAEMAQUANT


Instrument Serial No: H0173

This instrument was tested as described in SOP 1D555 and checked against the specifications stated in 9J889.


                     TEST                          RESULT        SPECIFICATIONS    COMPLIES / FAILS
Description                                          -                 -               Complies
Electrical Soak Test                              Complete         * 48 hours          Complies
Offset Check                                      Complete             -               Complies
Paddle Function                                   Complete             -               Complies
Control Cartridge (% bias from Mean)               -2.3%       {plus-minus} 6.25%      Complies
Engineering Options Disabled                      Complete             -               Complies
Abnormal Control (Bias from Mean of 9.4% HbA1c)  0.6 %HbA1c  {plus-minus}1.3 %HbA1c    Complies


                        PART III -  CONTROL CARTRIDGES


Kit Lot Number: 064XXX

Cartridge Lot No: 088N23AExpiry Date: 2003-09-07Date of Manufacture: 2002-03

The batch of cartridges was tested as described in SOP 1E578 and checked against the specifications stated in 1K031.


   TEST          RESULT             SPECIFICATION        COMPLIES / FAILS
Text Check         -                      -                  Complies
Mean Value      10.2 % HbA1c         8 to 13 % HbA1c         Complies
SD                0.09%               {greater} 0.4          Complies
Range         9.1-11.2 % HbA1c  {plus-minus} 10 % of Mean      N/A

                              PART IV - HAEMADATA



     To be agreed in accordance with the principles set out in Clause 13.4



                            PART V - HBA1C CONTROLS





     To be agreed in accordance with the principles set out in Clause 13.4

Signed by JOHN S CURTIS

For and on behalf of

PROVALIS DIAGNOSTICS LIMITED











Signed by WARREN L PINCKERT II

For and on behalf of

CHOLESTECH CORPORATION

                                                                   EXHIBIT 12.1

    CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, PHILIP LEON GOULD, certify that:

1.    I have reviewed this annual report on Form 20-F of Provalis plc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

      a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

      b. Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

      c. Disclosed in this report any change in the company's internal control over financial reporting that occurred during this period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

      a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

      b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.




"/s/ Philip Leon Gould"           January 14th 2004
Chief Executive Officer           Date

                                                                   EXHIBIT 12.2

    CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002


I, PETER EDWARD BREAM, certify that:

1.    I have reviewed this annual report on Form 20-F of Provalis plc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

      a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

      b. Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

      c. Disclosed in this report any change in the company's internal control over financial reporting that occurred during this period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

      a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

      b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.



"/s/ Peter Edward Bream"          January 14th 2004
Chief Financial Officer           Date

                                                                   EXHIBIT 13.1

             CERTIFICATION PURSUANT TO SECTION 1350 OF CHAPTER 63
         OF TITLE 18 OF THE UNITED STATES CODE, AS ADOPTED PURSUANT TO
                 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


I, PHILIP LEON GOULD, the chief executive officer of Provalis plc, certify that

(i) the annual report on Form  20-F  of  Provalis plc for the fiscal year ended

June 30, 2003 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii)  the  information contained in the annual  report  on  Form  20-F fairly presents, in all material  respects,  the financial condition and results of operations of Provalis plc.





                                        "/s/ Philip Leon Gould"
                                        Philip Leon Gould

Date: January 14th 2004

                                                                   EXHIBIT 13.2


             CERTIFICATION PURSUANT TO SECTION 1350 OF CHAPTER 63
         OF TITLE 18 OF THE UNITED STATES CODE, AS ADOPTED PURSUANT TO
                 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002




I, PETER EDWARD BREAM, the  finance  director of Provalis plc, certify that (i)

the annual report on Form 20-F of Provalis  plc  for the fiscal year ended June

30, 2003 fully complies with the requirements of Section  13(a) or 15(d) of the

Securities  Exchange  Act  of  1934 and (ii) the information contained  in  the annual report on Form 20-F fairly  presents,  in  all  material  respects,  the financial condition and results of operations of Provalis plc.





                                        "/s/ Peter Edward Bream"
                                        Peter Edward Bream

Date: January 14th 2004