Form 20-F
period 2004-06-30
PROVALIS PLC   /ADR/
filed 2004-12-22
CIK 1051284

_______________________________________________________________________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended JUNE 30, 2004

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

    330,660,929 Ordinary Shares outstanding as at June 30, 2004

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

_______________________________________________________________________________________________________________

Basis of Presentation

In this Annual Report, all references to “we”, the "Company" or to "Provalis" refer to Provalis plc, a company incorporated in England and Wales, and not to any director, officer or employee.  In this Annual Report, all references to the "Group" refer to the Company, its direct and indirect subsidiaries and controlled entities.

The Company is a public limited company registered under the laws of England and Wales.  Its Company Number in England and Wales is 3321624.  The Company's fiscal year ends on June 30.  The Company changed its name from Cortecs plc to Provalis plc on November 19, 1999.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), its jurisdiction of organisation.  Except as otherwise indicated, all financial data included in this Annual Report is prepared in accordance with UK GAAP.

UK GAAP differs in certain respects from accounting principles generally accepted in the United States ("US GAAP").  See Note 22 of Notes to Consolidated Financial Statements for a discussion of the significant differences between UK GAAP and US GAAP as they relate to the Company’s consolidated financial statements.

Enforceability of Judgements

The Company is a resident organisation under the laws of England and Wales.  Provalis Diagnostics (U.S.A.) Limited, a wholly owned subsidiary of the Company, is a resident organisation under the laws of England and Wales, but has a place of business at 7380 Sand Lake Road, Suite 500, Orlando, Florida, 32819. All of the directors of the Company are non-residents of the US.  Most of the assets of the Company and all the assets of the directors of the Company are located outside the US.  As a result, it may not be possible for investors to effect service of process within the US upon such persons with respect to matters arising under US federal securities laws or to enforce against them judgements of courts of the US predicated upon the civil liability provisions of such laws.

The US and England currently do not have a treaty providing for the reciprocal recognition and enforcement of judgements (other than arbitration awards) in civil and commercial matters.  Consequently, a final judgement for payment rendered by any federal or state court in the US based on civil liability, whether or not predicated solely upon US federal securities laws, would not automatically be enforceable in England.  In order to enforce any US judgement in England, proceedings must be initiated by way of common law action before a court of competent jurisdiction in England.  In such common law action, an English court generally will not (subject to the following sentence) reinvestigate the merits of the original matter decided by a US court and will order summary judgement on the basis that there is no defence to the claim for payment.  The entry of an enforcement order by an English court is conditional upon the following:

•

the US court had jurisdiction over the original proceeding;

•

the judgement is final and conclusive on the merits and is for a definite sum of money;

•

the judgement does not contravene English public policy;

•

the judgement is not for a tax, penalty or fine arrived at by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained; and

•

the judgement has not been obtained by fraud or in breach of the principles of natural justice.

i

LO_DOCS\21142.4

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

Exchange Rates and Currency Translation

The Company publishes its consolidated financial statements in Pounds Sterling (£).  All references herein to (i) "£" are to Pounds Sterling and (ii) "US$" or "$" are to US dollars.  Solely for information purposes, this document contains translations of certain Pounds Sterling amounts into or from US dollars at a specified rate.  These conversions should not be construed as representations that the Pounds Sterling amounts actually represent the US dollar amounts or could be converted into or from US dollars at the rates indicated.  The translations of financial information for the year ended 30 June 2004 from Pounds Sterling into US dollars have been made at the rate of £1.00 to US1.8126, being the noon buying rate in New York City for cable transfers in Pounds Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") at 30 June 2004.  The Noon Buying Rate at 9 December 2004 was £1.00 to US$1.9185.

Special Note Regarding Forward-Looking Statements

Certain statements under the captions "Item 4 – Information on the Company - Business Overview” and "Item 5 – Operating and Financial Review and Prospects" and elsewhere in this Annual Report on Form 20-F constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Group to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following:

•

the rate at which operating losses are incurred;

•

the rate of net cash utilisation within the Group and, hence, the Group's possible need for additional capital in the short, medium and/or long term;

•

the success of the Group’s distribution and other commercial agreements with third parties;

•

the execution of development, licencing, research, manufacturing and other collaboration agreements with third parties;

•

the success of the Group's continuing research and development, strategies and activities;

•

uncertainties related to future trial results and the associated regulatory process;

•

the viability of the Group's products, which are at various stages of development;

•

the generation of sufficient operating cash flow by the Group's pharmaceutical and medical diagnostics businesses to finance the ongoing development of these businesses as well as the Group's research and development activities;

•

the risks of technological obsolescence and risks associated with the Group's highly competitive industry;

•

the Group’s dependence on suppliers of products and key product components;

•

restrictions placed on the Group within the existing pharmaceutical pricing environment;

•

the impact of future competition and other laws, regulations and policies;

•

the need to obtain regulatory approvals for the Group's products and the timing of required regulatory approvals;

•

availability and level of reimbursement for the Group's products from government health administration authorities and other third party payors, under Medicare, Medicaid and other similar regulations;

•

the risk of product liability and policy limits of product liability insurance;

ii

•

potential liability for human clinical trials;

•

the ability of the Group and/or its licensors to obtain patent protection for products in Europe, the US and other countries and to otherwise protect its intellectual property;

•

the share price of publicly quoted companies in the Group's sector, which can be highly volatile;

•

compliance with laws, regulations or policies relating to environmental protection, disposal of hazardous substances and health and safety at work;

•

the Group's dependence on key personnel and the quality, judgement and strategic decisions of management and other personnel;

•

general business and economic conditions; and

•

other factors referenced herein, many of which are beyond the Group's control and may cause the Group's available capital resources to be used more quickly than expected.

For a more detailed discussion of the risks faced by the Group, please see "Item 3 – Key Information – Risk Factors."

Market and Industry Data

Market data used throughout this annual report was obtained from internal company estimates and various trade associations which monitor the industries in which we compete. The Company has not independently verified this market data. Similarly, internal Company estimates, while believed to be reliable, have not been verified by any independent sources, and neither the Company nor any other person makes any representation as to the accuracy of the information. While the Company is not aware of any misstatements regarding any industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under "Risk Factors" in this annual report.

Trademarks

This annual report contains trademarks, service marks and registered marks of the Group, as indicated. Unless otherwise provided in this annual report, trademarks identified by (R) and (TM) are registered trademarks or  trademarks, respectively, of the Company or its subsidiaries. All other trademarks are the properties of their respective owners.

iii

TABLE OF CONTENTS

Page

PART I

Item 1

-

Identity of Directors, Senior Management and Advisers

[1]

Item 2

-

Offer Statistics and Expected Timetable

[1]

Item 3

-

Key Information

[1]

Item 4

-

Information on the Company

[10]

Item 5

-

Operating and Financial Review and Prospects

[27]

Item 6

-

Directors, Senior Management and Employees

[44]

Item 7

-

Major Shareholders and Related Party Transactions

[58]

Item 8

-

Financial Information

[59]

Item 9

-

The Offer and Listing

[59]

Item 10

-

Additional Information

[61]

Item 11

-

Quantitative and Qualitative Disclosures about Market Risk

[69]

Item 12

-

Description of Securities Other Than Equity Securities

[70]

PART II

Item 13

-

Defaults, Dividend Arrearages and Delinquencies

[71]

Item 14

-

Material Modifications to the Rights of Security Holders and Use of Proceeds

[71]

Item 15

-

Controls and Procedures

[71]

Item 16

-

Not Applicable

[71]

PART III

Item 17

-

Financial Statements

[73]

Item 18

-

Financial Statements

[73]

Item 19

-

Exhibits

[73]

Signatures

[ ]

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 – KEY INFORMATION

A.

Selected Financial Data

The following table sets forth selected consolidated financial data for the Company, presented in accordance with UK GAAP and in accordance with US GAAP.  The Company prepares its published financial statements in accordance with UK GAAP.  UK GAAP varies in certain significant respects from US GAAP. The selected consolidated financial data presented in accordance with UK GAAP for the fiscal years ended June 30, 2004, 2003 and 2002 have been derived from the audited consolidated financial statements of the Company included elsewhee in this Annual Report.  The selected consolidated financial data presented in accordance with UK GAAP for the fiscal years ended June 30, 2001 and 2000 have been derived from the audited consolidated financial statements of the Company not included in this Annual Report.  The selected consolidated financial data presented in accordance with US GAAP are unaudited and have been derived from unaudited financial statements of the Company not included in this Annual Report.  See Note 22 of Notes to Consolidated Financial Statements for a discussion of significant differences between UK GAAP and US GAAP as they relate to the Company’s consolidated financial statements for the fiscal years ended June 30, 2004, 2003 and 2002.  The Company’s financial reporting currency is Pounds Sterling.  In the selected consolidated financial data under the heading “US Conversion 2004” below, amounts derived from the Company’s financial statements for the fiscal year ended June 30, 2004, reported in Pounds Sterling, have been converted to US dollars at the currency exchange rate that prevailed on June 30, 2004.  If the results of operations data of the Company for the fiscal year ended June 30, 2004 were prepared in accordance with UK GAAP and US GAAP, using the US dollar as the financial reporting currency, the results might differ materially from the amounts indicated under “US Conversion 2004.”

	Fiscal Year Ended June 30
AS PER UK GAAP	US Conversion Unaudited 2004 US$'m(1)	2004 £’m	2003 £’m	2002 £’m	2001 £’m	2000 £'m
Statement of Operations Data Turnover (2)	23.4	12.9	14.0	9.4	7.8	6.8
Research and Development Costs	(3.1)	(1.7)	(2.0)	(3.3)	(3.3)	(3.9)
Operating Loss	(6.0)	(3.3)	(2.1)	(5.4)	(5.2)	(7.7)
Operating loss from Continuing Operations	(6.0)	(3.3)	(1.7)	(4.2)	(3.7)	(7.4)
Net Interest Income	0.2	0.1	0.2	0.2	0.5	0.2
Profit/(Loss) on Ordinary Activities Before Taxation and Outside Equity Interests	(3.3)	(1.8)	1.3	(5.2)	(4.7)	(7.5)
Profit/(Loss) for Financial Year (2)	(3.8)	(2.1)	1.3	(4.8)	(4.4)	(7.5)
Weighted Average Shares (in '000s) (3)	330,644	330,644	330,360	258,294	221,620	181,174
Profit/ (Loss) per Ordinary Share (4)	(1.1¢)	(0.6p)	0.4p	(1.9p)	(2.0p)	(4.2p)
Balance Sheet Data Cash and Deposits	3.3	1.8	6.6	10.4	8.7	4.6
Total Assets	37.2	20.5	26.6	34.7	21.1	18.6
Long Term Debt	-	-	1.8	6.4	0.1	0.3
Total Borrowings	3.3	1.8	6.4	11.1	0.4	0.6
Total Liabilities	10.0	5.5	9.5	18.8	10.5	14.4
Net Assets	27.2	15.0	17.1	15.9	10.6	4.2
Share Capital	6.0	3.3	3.3	3.3	2.3	1.9
Share Premium	43.7	24.1	24.1	24.1	15.0	4.6
Equity Shareholders' Funds	27.2	15.0	17.1	15.9	10.6	4.2
Number of Shares (in 000’s)	330,661	330,661	330,360	330,360	234,360	195,279
AS PER US GAAP Income Statement Data Turnover(2)	23.4	12.9	14.0	9.4	7.8	6.7
Research and Development Costs	(3.1)	(1.7)	(2.0)	(3.3)	(3.3)	(3.9)
Operating Loss	(6.0)	(3.3)	(2.1)	(5.4)	(5.2)	(6.0)
Net Interest Income	0.2	0.1	0.2	0.2	0.5	0.2
Loss for Financial Year (2)	(5.1)	(2.8)	(2.1)	(4.8)	(4.4)	(5.8)
Weighted Average Shares (in 000's) (3)	330,644	330,644	330,360	258,294	221,620	181,174
Loss per Ordinary Share(4)	(1.5¢)	(0.8p)	(0.6p)	(1.9p)	(2.0p)	(3.2p)
Balance Sheet Data Cash and Deposits	3.3	1.8	6.6	10.4	8.7	4.6
Total Assets	37.1	20.5	26.6	34.7	21.1	18.6
Long Term Debt	-	-	1.8	6.4	0.1	0.3
Total Borrowings	3.3	1.8	6.4	11.1	0.4	0.6
Total Liabilities	17.5	9.7	13.0	18.9	10.6	14.5
Net Assets	19.6	10.8	13.6	15.8	10.5	4.1
Share Capital	6.0	3.3	3.3	3.3	2.3	1.9
Share Premium	43.7	24.1	24.1	24.1	15.0	4.6
Equity Shareholders' Funds	19.6	10.8	13.6	15.8	10.5	4.1
Number of Shares (in 000’s)	330,661	330,661	330,360	330,360	234,360	195,279

(1)

US dollar amounts for Fiscal 2004 have been converted from Pounds Sterling into US dollars at the Noon Buying Rate at 30 June 2004 of £1.00 = US$1.8126 and are provided solely for information purposes. See "Exchange Rates and Currency Translations" and “Key Information – Exchange Rates”.

(2)

Includes discontinued activities.  See Note 2 of Notes to Consolidated Financial Statements for additional information regarding discontinued activities.

(3)

Weighted average shares has been calculated by adding to the balance of Ordinary Shares outstanding at the start of the fiscal year the number of new Ordinary Shares issued and new Ordinary Shares issuable upon exercising of options, applied on a pro rata basis covering the proportion of the year those new Ordinary Shares were deemed outstanding.

(4)

Diluted profit/(loss) per Ordinary Share is equal to basic profit/(loss) per Ordinary Share because the Company’s options have an anti-dilutive effect for the periods presented.

Exchange Rates

The following table sets forth for the years  and  dates  indicated certain information concerning the Noon Buying Rate for Pounds Sterling expressed in US dollars per £1.00.  This information should not be construed as a representation that the Pound Sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated.

The Noon Buying Rate at 30 June 2004 was £1.00 to US$1.8126. The Noon Buying Rate at 9 December 2004 was £1.00 to US$1.9185.

For each of the years indicated, the average Noon Buying Rate was:

Fiscal Year Ended June 30,

Average (1)(2)

2000

1.5900

2001

1.4479

2002

1.4421

2003

1.5915

2004

1.7437

The following table sets forth, for the six full months prior to the date of this annual report, the high and low Noon Buying Rates.

Month

High(2)

Low(2)

June 2004

1.8387

1.8090

July 2004

1.8734

1.8160

August 2004

1.8459

1.7921

September 2004

1.8105

1.7733

October 2004

1.8404

1.7790

November 2004

1.9073

1.8323

December 2004(3)

1.9185

1.9459

(1)Average of  the Noon Buying Rates on the last business day of each month during the period.

(2)Source: Federal Reserve Statistical Release H.10

(3) Such period commencing on 1 December 2004 and concluding  9 December 2004

A.

Capitalization and Indebtedness

Not applicable.

A.

Reasons for the Offer and Use of Proceeds

Not applicable.

B.

Risk Factors

The Company is  subject to various risks that may materially harm its  business financial condition and results of operations.  The risks and uncertainties described below are not the only risks and uncertainties the Company faces. Additional risks and uncertainties that are not currently known to the Company  or that we currently deem immaterial also may impair its business operations. If any of the following risks actually occurs, the Company’s  business, operating results or financial condition could be materially adversely affected. In that case, the trading price of the Company’s ordinary shares and ADSs could decline and you could lose all or part of your investment. The discussion below and elsewhere in this report also includes forward-looking statements, and the Company’s actual results may differ substantially from those discussed in these forward-looking statements as a result of the risks discussed below.

Risk Factors

We have a history of losses and our funding availability is uncertain.

The Group’s ability to deliver the required level of product research and development and general business development needed in order to remain competitive is governed by the availability of funds. The Group’s strategy is to generate revenues from its operating businesses to use in funding further product and business development. The Group reported a pre-tax loss of £1.8 million in the Fiscal Year 2004 and apart from 2003 the Group has incurred net losses in each other year since it was established. These losses have resulted principally from the costs incurred in the research and development of the Group’s products and from general and administrative costs associated with the Group’s operations. There is no assurance that the Group will ever achieve significant revenues or profitability. This could impair the Group’s ability to sustain operations and to obtain any required additional funds.  However, the Group did raise £2.6m (before expenses of £0.1m) on 17 September 2004 through a private placing.

New commercialisation strategy for Medical Diagnostics business

In June 2004, Provalis announced a new commercialisation strategy for its Medical Diagnostics business under which it established a US based sales and marketing operation to promote, market and sell in2it™A1c, its new diabetes diagnostic test, in the US, with a network of national or regional distributors to be appointed for the product outside the US. The Company has incurred, and expects that it will continue to incur, substantial expenses in implementing this new strategy and establishing its US operations.  There can be no guarantee that this strategy will be commercially successful.  If this strategy is not successful, or if revenues generated by this initiative are not commensurate with the costs incurred, the financial condition and results of operations of the Company could be adversely affected.

We rely on commercial agreements with third parties.

Unless and until this new commercialisation strategy is successful and the sales of in2it™A1c increase the Medical Diagnostics business will continue to derive the majority of its revenues from distribution agreements under which we grant to other diagnostic or pharmaceutical companies the rights to sell products developed and/or manufactured by the Medical Diagnostics division. The Pharmaceutical business derives the majority of its revenues from the sale of pharmaceutical products, some of which are owned by it, others being supplied to it under distribution agreements.

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

Our products may not achieve commercial success; we are dependent on sales of in2it, Diclomax and Glycosal.

There can be no assurance that the Group's technologies and product candidates will be capable of being produced in commercial quantities at an acceptable cost, or that, if introduced, they will achieve market acceptance.

The Pharmaceutical business, which accounted for 88% of Group sales in the fiscal year ended 30 June 2004, is dependent on sales of Diclomax®, its key pharmaceutical product. Sales of Diclomax® were £6.1m in the fiscal year ended 30 June 2004, but as the pharmaceutical sector in which Diclomax® is sold is seeing increased generic competition, there can be no guarantee that this value of sales can be maintained.

The Medical Diagnostics business has just launched in2it™A1c, its second generation diabetes diagnostic test, with first sales made to the US in December 2004. This product is key to the future success of this business. The Medical Diagnostics business’ other key product, Glycosal, also remains in the early stages of its sales life-cycle. There can be no guarantee that either of these products will be commercially successful.

Unexpected adverse effects or problems with products can emerge after launch or after significant periods of sales, which can lead to loss of market share, withdrawal from the market and claims for damages.

in2it and Glycosal may experience price pressure in the US

In the United States, diagnostic tests are subject to increasingly competitive pricing as managed care group, institutions, government agencies and other groups seek price discounts. Several government agencies have placed restrictions on physician prescription levels and patient reimbursements and enacted across-the-board price cuts as methods to control costs. The Medicare program and other federal programs which provide defined health benefits provide an important indirect source of revenue for the Group’s products. Further, the Medicare program, a joint federal and state program that provides defined health benefits to certain financially needy individuals, may also provide a source of revenue for the Group’s products. Currently, when a healthcare professional carries out a diabetes diagnostic test in the US either using in2itA1c or Glycosal, he typically receives a reimbursement payment from Medicare, Medicaid or another healthcare scheme. There is no guarantee that our covered products will continue to be reimbursed under the Medicare and Medicaid programs or that current reimbursement rates will not be reduced. In addition, other insurance programs and third party payors may base their own coverage criteria and reimbursement determinations on the Medicare and Medicaid programs. As a result, any restriction on reimbursement, coverage or eligibility under the Medicare or Medicaid program could adversely affect revenues to the Group for in2itA1c, Glycosal or other products provided to beneficiaries of such programs.

Products in research and development are at various stages.

Those of the Group’s diagnostic products still in research and development are at various stages in the process. Further investment will be required on an ongoing basis to undertake and progress further research and development, which is dependent on either funds being available to the Group, or to research and development being carried out and funded, in whole or part, by third parties under collaborative or research and development agreements. There can be no guarantee either that such funds will be available or that any third party will be willing to enter into any such agreement.

In addition, laboratory, pre-clinical and clinical testing and regulatory approvals will be required prior to the licencing or sale of any of these product candidates and there remains a risk of adverse or inconclusive results which may substantially delay, or halt entirely, any further development of these products.

The R&D component of the therapeutic vaccine product business was stopped early in the first half of Fiscal Year 2003. However, Provalis retained the licencing deal with GlaxoSmithKline on a number of antigens as well as the intellectual property on certain other programmes which will be maintained at minimal cost whilst commercial partners are sought.  There is no guarantee that any such commercial partners will be found, although an option to take a licence of our Group B streptococcus vaccine candidate was granted to Chiron Vaccines in fiscal year 2004.

The Group’s products are subject to regulatory requirements.

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

The potential market for the sale of any medical diagnostic product in the US is increased if waiver approval is obtained from the United States Food and Drug Administration, or FDA, under the Clinical Laboratories Improvement Amendments Act of 1988, or CLIA.  For example, most laboratories in the US are only licensed to carry out tests that have received CLIA waivers (see Item 4 – Information on the Company–Government Regulation). Our Glycosal and in2it™A1c products each benefit from CLIA waivers. However, there can be no guarantee that the Group’s other medical diagnostic products will obtain CLIA waiver approval, nor, if obtained for any product, that it can be maintained.  Loss or revocation by the FDA of the CLIA waiver for one or more of our medical diagnostic products would, for all practical purposes, result in cessation of sales of that product for use in physician’s offices and clinical laboratories in the US market.

We rely on third parties for manufacture of certain products.

The Group has expanded its manufacturing capabilities to meet anticipated future demand of its medical diagnostic products and in particular in2it™A1c; however, if the Group is unable to continue uninterrupted supply, revenues will be affected.  Where the Group is dependent upon third parties for manufacture of certain products or therapeutic product, its ability to procure their manufacture in a manner which complies with regulatory requirements may be constrained, and its ability to develop and deliver such products on a timely and competitive basis may be adversely affected. Certain of the Group’s products, and components used in the manufacture and packaging of the Group’s products, are sourced from sole suppliers; if such suppliers are unable or unwilling to supply, there is no guarantee the Group will be able to source any such product or component from elsewhere. In the event the relationship with any of these suppliers becomes impaired, the Company will be required to identify, qualify and contract with alternative providers, which could be a time-consuming process.  A significant delay or reduction in availability of sole sourced components or products could have a material adverse effect on the Company’s business, operating results and financial condition.

The Group’s success depends on its ability to protect its intellectual property.

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

The sale of the Group’s medical diagnostic and pharmaceutical products is dependent, to a large degree, on the Group being able to sell such products under currently used trademarks or brand names. Although a number of these names are registered as trademarks they may still be subject to a challenge by a third party which may result in the Group, or its suppliers, being unable to use such names. If the Group is unable to use the trademark or brand name of a particular product, the sales of that product may be materially affected.

The Group needs to attract and retain key employees.

The Group is highly dependent on the principal members of its management and professional staff. Attracting and retaining qualified personnel, consultants and advisers will be important to the Group’s success. There can be no assurance that the Group will be able to attract and retain personnel on acceptable terms given the competition for such personnel among healthcare, pharmaceutical, biotechnology and diagnostic companies, universities and non-profit research institutions. The loss of services of any of these personnel could impede the achievement of the Group's objectives.

The Group could incur product liabilities not adequately covered by insurance.

The Group's business exposes it to potential liability risks which are inherent in research and development, clinical trials, manufacturing, marketing and the use of human pharmaceutical and diagnostic products. These risks are greater and potential liability is higher in the US than Europe. The first shipments of in2it™A1c, the Group’s new diabetes diagnostic test, were made to the US in December 2004. If this product is successful, an increasing proportion of the Group’s sales will be made to the US which will increase the product liability risk. There can be no assurance that future necessary insurance cover will be available to the Group at an acceptable cost, if at all, or that, in the event of any claim, the level of insurance carried by the Group now or in the future will be adequate or that a liability or other claim would not materially and adversely affect the business.

The Group has to compete with companies with substantially greater resources.

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

Suppliers of pharmaceutical products to the National Health Service of the UK (“NHS”) are currently subject to the Pharmaceutical Pricing Regulatory Scheme under which the prices of pharmaceutical products supplied to the NHS are reviewed periodically. Such price reviews could have an adverse effect on the profitability of the Group.  See also “Item 4 – Business Overview – Price Regulation.”

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

We have not paid cash or other dividends on our shares.

The Company has never paid any cash or other dividends and does not anticipate paying cash or other dividends on the Ordinary Shares in the foreseeable future.

ITEM 4 - INFORMATION ON THE COMPANY

History and Development of the Company

The Company's name is Provalis plc.  The Company is a public limited company registered under the Companies Act 1985 of England and Wales.  Its Company Number in England and Wales is 3321624, and it was incorporated on February 20, 1997.  Its registered office is at Newtech Square, Deeside Industrial Park, Deeside, Flintshire, CH5 2NT, telephone number +44 (0) 1244 288888. The Company’s agent in the US is Puglisi & Associates, 850 Library Avenue, Suite 204, PO Box 885, Newark, Delaware 19715.

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

Since 2002, Provalis’ strategy has been to use its Medical Diagnostics and Pharmaceuticals businesses to deliver investor returns through:

•

the development of novel point of care diagnostic tests for use in major areas of chronic disease, such as diabetes and osteoporosis, in global markets;

•

focusing diabetes diagnostic products specifically on the key US market, with its economic reimbursement levels, and where it is estimated that 5%, or 16 million, of the population are diabetic;

•

the marketing and sale of owned or licenced ethical pharmaceutical products in new and existing European markets to generate cash flow to expand the Group’s product pipeline; and

•

acquiring complementary products and businesses to help fuel corporate growth.

The main developments since July 2003 are as follows:

During fiscal year 2004:

•

Pharmaceutical sales advance to a record £11.4m (2003: £10.9m)

•

Medical Diagnostics sales recover in second half, with full year sales of £1.5m (2003: £3.1m)

•

Group sales of £12.9m (2003: £14.0m)

•

In line with market expectations, the Group operating loss widens to £3.3m (2003: £2.1m) reducing to a final loss of £1.8m before taxation (2003: £1.3m profit)

•

in2it™ chosen as the global brand name for G5, Provalis’ next generation, fully automated, diagnostic testing platform

•

Period of major strategic progress for Medical Diagnostics with:

•

Provalis Diagnostics USA formed and a sales office opened in the US;

•

experienced US Diagnostics sales team recruited to carry out the direct sales and marketing of in2it™ A1c in the US; and

•

network of national or regional distributors being established for non-US sales, rather than one or two global partners

•

Sales of Glycosal® continue in world markets, albeit after difficult first half year in US market

•

Erdotin™ in-licensed for Pharmaceuticals to sell into UK and Ireland markets; Erdotin™ has the potential to replace the profits from Provalis’ sales of the Dr Falk Pharma product range

•

Vaccine deal signed with Chiron Vaccines

•

Year end cash and short term deposits of £1.8m, with an unutilised bank facility of up to £3.0m available

Since the end of fiscal year 2004:

•

in2it™ A1c, the diabetes diagnostic test which is the first test developed for the in2it™ diagnostic platform, cleared by the FDA for sale in the US in August 2004, and granted CLIA waiver shortly after

•

Strong demand for in2it™ A1c from the US; more than twice expectations

•

Successful placing to raise £2.6m, (before expenses of £0.1m), in September 2004

Business Overview

During the fiscal year ended June 30, 2004, the Group had two businesses:

Medical Diagnostics – develops medical diagnostic products for chronic disease management for sale to world markets. The business’ principal products are in2it™A1c and Glycosal®, both diabetes diagnostic tests, and Osteosal®, a diagnostic test for osteoporosis

Pharmaceuticals – sells and markets its own, and third party, branded prescription medicines in the UK and Ireland to GPs and hospitals through its own regionally managed sales force. The business’ principal product is Diclomax®, a medicine for use in the treatment of musculo-skeletal disorders, and it also sells products in the areas of gastroenterology, osteoporosis, migraine and dermatology.

Medical Diagnostics Business

From the early 1990s, the activities comprising the Medical Diagnostics business have focused on the development of rapid point of care diagnostics.  Since 1998, this focus has incorporated quantification at point of care using small, low cost instrumentation. Our aim has been to generate revenues from the sale of disposable tests required to be used with the instrument, as well as from the sale of the instrument itself.

Provalis produces point of care medical diagnostic tests for diabetes. Glycosal®, its first generation product, is a quantitative test for glycated haemoglobin (“HbA1c”), intended for use in the long-term management of diabetes. The test is a simple point-of-care format, utilising HaemaQuant, a palm-sized quantitation unit.

The Group has a semi-exclusive distribution agreements for Glycosal® with Bio-Rad Laboratories, Inc. (covering the world) and with Cholestech Corporation (covering the US, Japan, Europe and much of the rest of the world). We retain the right to sell Glycosal® in the UK.

Operationally, Fiscal Year 2004 was a challenging year for our Medical Diagnostics business, particularly following the promising year we had in 2003. In the first half of the year in particular, sales of Glycosal®, our first generation diabetes diagnostic test, were influenced by a number of factors including the impact of a weaker US Dollar and the fact that the global roll out of the product to markets such as China, India and Southern Europe was slower than forecast by our distributors. However, sales did recover in the second half of the year and the business achieved sales of £1.5m (2003: £3.1m).

From a strategic point of view 2004 was a landmark year for the Medical Diagnostics business with our second generation diabetes diagnostics product in2it™A1c filed with, and subsequently cleared for sale by, the FDA. With several diagnostic products developed and approved, and with the US “point of care” market better understood, we implemented a new, commercialisation strategy intended both to improve our margins and to enable us to better control the distribution of our medical diagnostics products.

This new strategy has led us to set up our own sales and marketing organisation in the US, and to seek local distributors on a regional or country basis for the rest of the world. This is a bold move for Provalis, but is one that we are confident will lead to more control of the sales process, better margins for the Group and a smoother supply chain that will assist both internal and external sales forecasting, as well as ensuring that we understand and meet customers’ needs by being in closer contact with the end user – the physician, nurse or patient.

In addition, this approach to selling will provide Provalis with the opportunity to establish its own diagnostics brand in the US and other markets, and provide the platform from which to introduce future tests, without the complication of these tests having to compete for priority with any already sold by a third party distributor.

The establishment of our sales organisation in the US will obviously lead to increased costs, principally for salaries, advertising, promotion and training. We anticipate that this will add approximately £1.1m to our cost base in Fiscal Year 2005, rising to approximately £2.2m in Fiscal Year 2006. In return, we expect to receive a greatly increased margin and, we believe, significantly higher returns than those we would have received had we sold in2it™ through one or two global distributors, which was our previous method of operation. We believe this will generate significantly increased sales and profits for our Medical Diagnostics business.

We also have, in Osteosal®, a simple device and test to aid the early diagnosis and therapy monitoring of osteoporosis. The test is supplied with a small quantification reading device, InstaQuant. InstaQuant is a palm-sized photometer developed by the Group which automatically quantifies the amount of an analyte in the sample. Under a licence granted by us, the product is used by Aventis Pharma to aid its pharmaceutical promotional activities in Italy.  We also market Osteosal® in Europe and the Far East, mainly through distributors.  We are currently precluded from marketing this product in the US due to an unresolved patent dispute involving the supplier of the bone marker used in the test.  See “Patents and Intellectual Property” below.

Pharmaceutical Business

The Pharmaceutical business, which is our pharmaceutical sales and marketing business, trades under the name of Provalis Healthcare. These activities were established in the mid 1980s, specialising in the sales and marketing of third-party ethical (prescription) pharmaceutical products in the UK. The businesses sales force has been gradually expanded and now consists of approximately 34 representatives and 7 national or regional sales directors or managers.

In December 2001, we acquired the UK marketing licences and trademarks of the Diclomax® range of products from Parke Davis & Co Limited (a subsidiary of Pfizer Inc). Further details relating to this acquisition are given in “Risk Factors” in Item 3, “Acquisitions and Disposals” in Item 4 and “Liquidity and Capital Resources” in Item 5. Diclomax® is a once-a-day treatment for musculo-skeletal disorders such as osteo and rheumatoid arthritis, and general analgesia (pain relief). It is prescribed mainly to the elderly and provides an excellent and acceptable cost-effective therapy. The drug had sales of £6.1m in Fiscal Year 2004, and of £6.4m in Fiscal Year 2003. The product is both profitable and cash generative.

During Fiscal Year 2004, Diclomax was promoted heavily by the representative sales force and by using focused advertising.  Diclomax sales were slightly down compared with the previous year, consistent with an overall trend of declining sales in the non-steroidal anti-inflammatory drug (“NSAID”) market.  However, Diclomax gained market share compared with other NSAIDS.  In the year ahead the Group expects increasing competition from generic products, but it is too early to predict what the effect on Diclomax® sales will be.

Vioxx®, the market leader of the COX 2 products that have taken significant market share from NSAID’s such as Diclomax® over the last few years, was permanently withdrawn from the market by Merck in September presenting an unexpected, but very welcome, opportunity and the business immediately commenced a major new campaign to promote Diclomax® . Although this campaign has only just started, we have seen some early signs of a potential increase in demand for Diclomax®.

This is encouraging, but we do remain relatively cautious about the effect on the resulting value of Diclomax® sales because the NSAID market in the UK is now seeing increased generic competition. It is too early to determine what long term effect this increased competition will have, but we are seeing some impact on the sales margin we are able to achieve for Diclomax®. We hope that this will be mitigated by increased sales resulting from the new marketing campaign just referred to.

In addition, the business currently has four exclusive distribution agreements in the UK relating to Clotam Rapid, the Falk range of products (Ursofalk, Salofalk and Budenofalk), Calceos and Histofreezer, supplied by A/S Gea Farmaceutisk Fabrik, Dr Falk Pharma, Laboratoire Innothera and STC Technologies Inc respectively.  These products are used respectively within the following areas of medicine: migraine, gastroenterology, osteoporosis and dermatology.  The termination provisions of these agreements generally include termination rights, following requisite notice, upon breach by the other party of its obligations, as well as upon the occurrence of certain insolvency events of the other party. A/S Gea has given notice terminating the agreement for Clotam Rapid, which had sales of £0.3m in Fiscal Year 2004, as at 31 December 2004, but has agreed to supply Provalis with a further two year’s stock of the product (based on average yearly sales) prior to termination which Provalis will be allowed to sell in the ordinary course of business.

Provalis amended its distribution agreement with Dr Falk Pharma for the Falk range of products during Fiscal Year 2003. Provalis was due to distribute these products in the UK until 2010 but has agreed that the agreement will now terminate in December 2004. In return for this reduction in the distribution agreement term, the agreement was immediately extended to include the Republic of Ireland (which had established sales of £0.5m per year), Provalis received £1.5m in February 2003, £1.5m in January 2004 and has qualified to receive the final, maximum payment of £2.0m in January 2005. £3.4m of these receipts were unconditional and were recognised in fiscal year 2003, a further £1.0m was recognised in Fiscal Year 2004, and the balance of £0.6m has now been recognised in fiscal year 2005.

Provalis established a sales business in the Republic of Ireland in February 2003.   Diclomax®, Solvazinc® and certain products in the Dr Falk Pharma range were launched into Ireland for the first time during fiscal year 2004. At the same time we have begun to build a relationship with Pfizer, who have used our Irish sales force to help promote their opthalmic product range. This relationship is expected to continue through the next year.

During Fiscal Year 2004, we secured the rights to sell Erdotin™, one of the latest generation of mucolytic agents with a wide application in a number of respiratory diseases, in the UK and Ireland. This product has the potential, in time, to replace the profits previously achieved on sales of the Dr Falk products. In keeping with our stated strategy, Provalis has also been granted the option to acquire the product after it has been on the market for three years.

The Healthcare division's primary customers include UK-based multi-national pharmaceutical wholesalers and the Health Authority Trusts of the UK National Health Service.

Research and Development

R&D expenditure in the year was £1.7m, which was 13% of Group turnover, all of which was focused on Medical Diagnostics. The directors believe this level of expenditure on R&D remains commensurate with the Group’s cash flows and stage of development.

The major project in R&D during Fiscal Year 2004 was completion of the development of in2it™, our new diagnostic technology,  intended initially for use by healthcare professionals at the point of care and then by the consumer at home. The product uses the same concept as Glycosal® – an instrument reader and test cartridge – and uses the same well proven chemistry to measure HbA1c but being fully automated will be easier and quicker to use.

Our market research on the product indicates that the end user may require additional chronic disease related tests for use with the product. To address this requirement, additional diagnostics tests are planned for the in2it™ platform. The feasibility of the platform technology to conduct a number of additional assays using a wide variety of diagnostic test methodologies has already been demonstrated and work on developing the first of these additional tests will take place during Fiscal Year 2005.

As at 30 June 2004, the average number of employees engaged in the Group's research and development was 12 individuals, down from 17 for the year ending 30 June 2003 and 15 for the year ended 30 June 2002.

Sales by Business Segment and Geographical Destination

The following tables set forth the Group's turnover by business segment and by geographical destination for the fiscal years 2002 to 2004.

	2004	2003	2002
Turnover by business segment	£’m	£’m	£'m
Continuing business activities:
– Pharmaceuticals	11.4	10.9	8.2
– Medical Diagnostics	1.5	3.1	0.9
	------------	------------	------------
	12.9	14.0	9.1
Discontinued activities (1)	-	-	0.3
	------------	------------	------------
	12.9	14.0	9.4
	------------	------------	------------

(1)

Discontinued activities relate to the research and development component of the Therapeutics R&D business which was stopped in the early part of Fiscal Year 2003.

		By origin			By destination
	2004	2003	2002	2004	2003	2002
	£’m	£’m	£’m	£’m	£’m	£’m
Turnover by geographic
segment
United Kingdom	12.9	14.0	9.3	10.9	10.6	8.4
Europe	-	-	-	0.7	0.5	0.2
USA	-	-	-	1.3	2.8	0.6
Rest of World	-	-	0.1	-	0.1	0.2
	-----------	-----------	-----------	------------	-----------	------------
	12.9	14.0	9.4	12.9	14.0	9.4
	-----------	------------	------------	-----------	------------	------------

Capital Expenditure

The Company incurred £0.8m of capital expenditure in the 2004 fiscal year, £0.5 million of capital expenditure in the 2003 fiscal year and £0.8 million of capital expenditure in the 2002 fiscal year. Capital expenditure in Fiscal 2004 related primarily to the production plant and equipment in the UK for the Medical Diagnostics division. Capital expenditure during the 2003 fiscal year related primarily to plant and equipment for the manufacture of Glycosal and during the 2002 fiscal year related primarily to the manufacture of Glycosal (plant and equipment and building fit out costs). Capital expenditure expected to be incurred in Fiscal Year 2005 will relate primarily to production plant and equipment in the UK for the Medical Diagnostics division and is being financed out of available cash resources.

Acquisitions and Disposals

There were no acquisitions or disposals during fiscal years 2004 and 2003. During Fiscal Year 2002 the Group acquired the UK marketing licences and trademarks of the Diclomax range of products from Parke Davis for £14.5 million (together with a further £0.4 million of transaction costs). This consideration was payable by means of an up front payment of £1.9 million (paid on December 4, 2001) and 143 equal weekly instalments of £88,112 over 3 years. The final payment was made in November 2004.

Also during Fiscal Year 2002, the Group disposed of a number of non-core technologies for an aggregate consideration of less than £0.5 million.

R&D expenditure on the Therapeutics R&D business was stopped early in the first half of the Fiscal Year 2003. However, Provalis retained the licencing deal with GlaxoSmithKline on a number of these antigens as well as the intellectual property on certain other programmes which will be maintained at minimal cost whilst commercial partners are sought. An option to take a licence of Provalis’ Group B streptococcus vaccine candidates was granted to Chiron Vaccines in fiscal year 2004.

Seasonality

The Group’s sales do not generally fluctuate due to seasonality.

Raw Materials, Components and Packaging

Products are received by the Pharmaceuticals business packaged ready for sale. The suppliers of these products are made up of the entities with whom we have distribution or supply agreements, the majority of which are exclusive.  These agreements have varied terms, the shortest being until the end of 2004 (but which is renewable for successive periods of 1 year) the longest being until 2007. The termination provisions of these agreements generally include termination rights, following requisite notice, upon breach by the other party of its obligations, as well as upon the occurrence of certain insolvency events of the other party.  The prices at which these products are purchased are subject to regular review, usually on an annual basis.  Some of these products are sourced from sole providers.

Provalis amended its distribution agreement with Dr Falk Pharma for the Falk range of products during Fiscal Year 2003. Provalis was due to distribute these products in the UK until 2010 but has agreed that the agreement will now terminate in December 2004. In return for this reduction in the distribution agreement term, the agreement was immediately extended to include Ireland (which had established sales of £0.5m per year), Provalis received £1.5 million in February 2003, £1.5 million in January 2004 and has met the criteria to be paid the final amount of £2.0 million in January 2005.

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

Sales and Marketing

The pharmaceuticals business has a sales force in both the UK and the Republic of Ireland.  The sales representatives meet with local general practitioners, or doctors, in the field, and with hospital representatives, and demonstrate the attributes of those products that the Company distributes.  These general practitioners, doctors and hospitals are then able to place orders through their respective National Healthcare System, which orders are ultimately placed on the Group.  Within the Medical Diagnostics business, sales and marketing of in2it™A1c in the US is effected by our US sales and marketing organisation, with sales and marketing outside the US effected by the managing director of the division, who seeks out and establishes distribution arrangements, such as the arrangements for Osteosal® and Glycosal®.

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

Patents

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

Brief details of the key patents granted, and patent applications submitted, relating to the main areas of the Group's operations are as follows:

Glycosal.  The Group has submitted 3 patent applications under the PCT, in respect of its HaemaQuant instrument and its test cartridge, both key components of the Glycosal test. The first application was filed in  November 1997 and the others in June 1999. The first application has resulted in patents being granted  which cover both the Glycosal test cartridge and instrument in the US (October 2001), Western Europe (February 2003) and China (September 2004), with the patents granted in Australia and New Zealand having been abandoned The second application has resulted in a patent being granted in Western Europe (October 2004).

in2it. The Group has submitted 2 patent applications under the PCT, in respect of its in2it™A1c test cartridge. These applications were submitted in September 2000 and September 2001.

Osteosal.  The Group has licenced the patented CrossLaps™ biochemical marker utilised in Osteosal from Osteometer SA (now known as Nordic Bioscience A/S) (“Nordic”). The geographic scope of the licence is exclusive for point of care worldwide. In 1995, Ostex International, Inc. ("Ostex"), who licences NTx, a patented competitive biochemical marker, from the Washington Research Foundation, commenced proceedings against Nordic and the Group in Europe alleging that the CrossLaps™ patent infringes the NTx patent. Ostex subsequently withdrew the proceedings.

The Group understands from Nordic that Ostex has commenced proceedings in respect of a second patent infringement in Seattle, Washington claiming that the CrossLaps™ patent infringes the NTx patent.  We further understand that these proceedings have not yet been resolved.  The Group has not been joined as a party to the Seattle proceedings.

Ostex commenced proceedings in respect of a third patent infringement in the Hague. The Court found in Ostex’s favour in respect of the purification of the sample and the size of a collagen fragment although only for a very restricted size of fragment. This has not prevented the Group from selling the product anywhere in the world other than the US where the Group has not, and does not, market Osteosal.

The Group has submitted patent applications in the United Kingdom under the PCT in respect of the blood and saliva collection devices and the one-step test kit used in relation to Osteosal. These were filed on various dates from 13 November 1995.

Helisal. Patents have been granted in respect of this one-step test apparatus, used in relation to the Group's Helisal range of tests, in the US, Australia, New Zealand, Singapore, Taiwan and South Africa, all of which were to expire in 2016. However, all of these patents are to be abandoned as soon as possible.

Streptococcus pneumoniae. The Group has submitted five patent applications under the PCT relating to these antigens, the first two submitted in July 1998, the others in March and December 1999 and March 2001. The December 1999 application has been abandoned.

Haemophilus influenzae. The Group has now been granted patents in the US, Australia, New Zealand, Singapore, South Africa, China and Taiwan. These patents will expire in 2016. Applications are still pending in respect of other countries.

Moraxella catarrhalis. The Group submitted four patent applications under the PCT relating to these antigens, the first submitted in May 1998, two in May 2001 and the last one in August 2001. The last three were merged into one application, which has since been abandoned. The May 1998 application has so far resulted in patents being granted in Australia (July 2004) and New Zealand (March 2004), with those previously granted in South Africa and Singapore being allowed to lapse.

Helicobacter pylori . The Group has submitted 3 patent applications under the PCT relating to these antigens. The applications were submitted in February 1995, January 1997 and November 1998 respectively but are now to be abandoned as soon as possible.

Pseudomonas antigen. The Group had 2 patent applications under the PCT relating to these antigens. The applications were submitted in January 1997 and December 1999 respectively but have now been assigned to the University of Canberra where the antigens were discovered.

Macrulin™.  The Group has submitted a patent application in Japan.

Trademarks

The sale of the Group’s diagnostic and pharmaceutical products is dependent, to a large degree, on the Group being able to sell such products under their currently used trademarks or brand names. Although a number of these names are registered as trademarks they may still be subject to a challenge by a third party which may result in the Group, or its suppliers, being unable to use such names. If the Group is unable to use the trademark or brand name of a particular product, the sales of that product may be materially affected.

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

Europe

Since January 1998, the prime licencing system in the European Union is administered by the EMEA (European Medicines Evaluation Agency) based in London, assisted by its professional assessment function, the CPMP (Committee on Proprietary Medicinal Products).  For new chemical entities a company can, once it has received marketing authorisation in one Member State, apply for marketing authorisation in other Member States through a mutual recognition (decentralised) application.  The data requirements for European licencing are discussed below in the section headed "United Kingdom".  European licencing is achieved by asking a second or subsequent member states to 'mutually recognise' the marketing authorisation granted by the first member state (known as the Reference Member State).  Special rules apply where parallel applications to other member states have been made, prior to the first member state approval.

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

Medical Diagnostics Products

In order to sell Medical Diagnostic products they must comply with the EU Directive 98/79/EC on in vitro diagnostic medical devices (the “Directive”). (Capitalised terms used in this sub-section and not defined elsewhere in this report have the meanings provided in the Directive). If they comply they can then be self-certified by being CE marked. The relevant products of the Company are all CE marked.

The requirements needed in order to comply vary according to the type of product. As the Company’s products are for self-assessment, they have to comply with the Essential Requirements, which includes specific requirements on design, manufacturing, microbial control, calibration, labeling, risk analysis and safety.  Provided the Company is able to satisfy itself that the Essential Requirements are met, it is able to sell the product as soon as the relevant authorised national body has been advised.  In relation to the United Kingdom, this body is the Medicines and Healthcare Regulatory Agency. The Company is also required to demonstrate that it has a full Quality Assurance system in place; this is evidenced by the Company’s ISO9001 approval.

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

United States

Regulation by the US Food and Drug Administration (“FDA”)

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

The Medical Device User Fee and Modernization Act of 2002 authorizes the FDA to impose fees upon manufacturers for the review of premarket 510(k) notices, and requires the FDA to seek to achieve performance goals for the timeliness of such reviews.  However, there can be no assurance that the FDA will act favourably or quickly in reviewing submitted applications, and significant difficulties or costs may be encountered by the Group in its efforts to obtain FDA approvals that could delay or preclude the Group from marketing any products it may develop.  The FDA may also require post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any approvals that could restrict the commercial applications of such products.  Product approvals may be withdrawn if compliance with regulatory standards is not maintained.  In addition, after approval of a product from the FDA is obtained, further delays may be encountered before the product becomes commercially available.  With respect to patented products or technologies, delays imposed by the governmental approval process may materially reduce the period during which the Group will have the exclusive right to exploit them.

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

In the US, the Clinical Laboratory Improvement Amendments (CLIA) Act of 1988, establishes quality standards for all clinical laboratory testing to ensure the accuracy and reliability of all clinical testing tests, regardless of where the test was performed.  Under CLIA, the FDA categorizes clinical tests on the basis of their potential risk to public health, and assigns each test a complexity rating. The more complex the test method, the more stringent the requirements are for the laboratory which carries out the test. Test methods are assessed by the FDA and the Centers for Medicare and Medicaid Services (CMS) and assigned one of three complexity ratings, namely, waived test, moderately complex test and highly complex test. For a test to be designated as waived it must be so simple and accurate as to render the likelihood of obtaining an erroneous result as negligible. The majority of laboratories in the US are only licenced to carry out tests which are waived.

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

If the Group’s products are covered by the Medicare and Medicaid programs, the Group will be subject to extensive federal and state regulation, including but not limited to (i) the Medicare and Medicaid fraud and abuse laws which prohibit the offering or payment of any bribe, kickback, rebate or other remuneration in return for the referral or recommendation of patients for items and services covered by federal health care programs; (ii) the Omnibus Budget Reconciliation Act of 1993 (commonly known as "Stark II") which prohibits certain referrals of federally funded patients by a physician to an entity if the physician or a member of such physician's immediate family has a "financial relationship" (defined broadly to include any type of compensation arrangement or ownership interest) with the entity; and (iii) the federal False Claims Act which imposes civil and criminal liability on individuals or entities that submit false or fraudulent claims for payment to the government.  A failure to comply with the requirements of such provisions or their state law equivalents could have a material adverse effect on the Group's business and results of operations.

Price Regulation

In the UK, prices of all prescription pharmaceuticals (which includes all products sold by Provalis Healthcare Limited) are controlled by reference to limits upon the overall profitability, measured by the rate of return on capital employed, of sales of products supplied under the National Health Service.  The permitted rate of return on capital employed for each pharmaceutical company is determined through negotiations with the UK Department of Health under the Pharmaceutical Price Regulation Scheme.  If a company's actual rate of return exceeds the agreed rate, it is required to negotiate either a repayment of past profits which the Department considers to be excessive or future price reductions.

In line with other companies supplying pharmaceutical products to the National Health Service in the UK, the Group is subject to the Pharmaceutical Pricing Regulatory Scheme under which prices are regulated and reviewed approximately every five years. The previous review, which was implemented by Provalis Healthcare Limited, resulted in a price decrease of 4.5 percent from 1 August 1999. The most recent review, completed in October 2004, is scheduled to be implemented from January 2005 and will result in an overall price decrease of 7.0 percent, which will affect the profitability of the Group’s pharmaceuticals business from that date.

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

Legal Proceedings

In December 2003 the Group announced that the arbitration it commenced against Dimethaid International Inc. following Dimethaid’s termination of the Pennsaid® distribution agreement had been decided in Provalis’ favour. The Group was awarded a total of £1.6m although, because of continued uncertainty in the receipt of these monies, the award will only be recognised to the extent that its recovery is considered to be virtually certain. In Fiscal Year 2004 the Group has recognised receipts of £0.7m offset by £0.3m of costs. A further £0.9m may be recognised in Fiscal Year 2005, however Dimethaid has been unable to meet the agreed payment schedule and is in arrears.

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

£130,000

Size:

21,000 square feet

Rent Review:

Every three years

2.

Deeside

Medical Diagnostic Business Warehouse and Manufacturing Facility

Address:

Unit 37 Deeside Industrial Park,

Deeside, Flintshire.

Lease Commencement:

June 2001

Term:

10 years

Current Annual Rent:

£35,500

Size:

11,000 square feet

Rent Review:

5 years

3.

Sandycroft

Pharmaceuticals Business Warehouse Facility

Address:

Unit C, St Ives Way, Sandycroft, Flintshire.

Lease Commencement:

October 2002

Term:

5 years

Current Annual Rent:

£24,000

Size:

6,000 square feet

Rent Review:

None

In the US, Provalis Diagnostics (U.S.A.) Limited occupies premises at 7380 Sand Lake Road, Orlando, Florida. This occupation is governed by a licence to occupy which is renewable every six months. The monthly payment is currently US$1,550.

Properties used in the Group's operations are considered suitable for the purpose for which they are currently used and adequate to meet the Group's current needs.

The Manufacturing capacity of the Medical Diagnostics manufacturing facility, based on the current single shift production group, is approximately 1.1m Glycosal® test cartridges per year.  In the Fiscal Year ending 30 June 2004, the utilisation of total capacity was just under 50%.  This capacity can be significantly increased by the adoption of a two or three shift working pattern, should demand require it. With in2it™A1c now being manufactured, production scale up is underway and we expect utilisation to increase as demand for this product increases.

Organisational Structure

The Company has a number of subsidiaries, the majority of which are dormant.  The Company's material subsidiaries, and the Company's direct or indirect interest therein, each as of 30 June 2004, are listed below.

Name	Place of Incorporation	Primary Business Activity	Class of Shares	% of Shares held by Company
Cortecs Holdings Ltd	Jersey Channel Islands	Holding company.	Ordinary	100
Provalis UK Ltd	England	Holding company and holder of intellectual property; pharmaceutical licencing; pharmaceutical investment and research development.	Ordinary	100
Provalis Diagnostics Ltd	England	Research and development; manufacture and distribution; holder of intellectual property.	Ordinary	100
Provalis Diagnostics (U.S.A.) Ltd	England	Medical Diagnostics distribution.	Ordinary	100
Provalis Healthcare Ltd	England	Pharmaceutical distribution.	Ordinary	100
Cortecs International Pty Ltd	Australia	Holding company and holder of intellectual property.	Ordinary	100

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion of the consolidated financial condition and results of operations of the Group for the fiscal years ended 30 June 2004 (“Fiscal 2004”), 30 June 2003 (“Fiscal 2003”) and 30 June 2002 (“Fiscal 2002”), prepared in accordance with UK GAAP.  This discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere herein.   UK GAAP differs in certain respects from US GAAP.  See Note 22 of Notes to Consolidated Financial Statements for a discussion of significant differences between UK GAAP and US GAAP as they relate to the Company’s consolidated financial statements for the periods covered by the following discussion.

Critical Accounting Policies

To understand Provalis’ financial statements, it is important to understand its accounting policies.  In preparing our financial statements in accordance with accounting principles generally accepted in the United Kingdom and carrying out the reconciliation under accounting principles generally accepted in the United States, management must make estimates and assumptions that affect the reported amount of revenues, expenses, assets, liabilities and related disclosures at the date of the financial statements and during the reporting period.  Such judgements are subjective and can be complex.  Actual outcomes could differ from those estimates.  Application of US GAAP also requires management to make estimates and assumptions that affect the reported amount of revenues, expenses, assets and liabilities and related disclosures, and the impact of such judgments may differ under US GAAP as compared with UK GAAP.  We believe the following critical accounting policies are those which are most important to the portrayal of our results of operations under UK GAAP, and which involve the most subjective judgment.

Income Recognition

Product sales

•

Revenue from product sales is recorded as turnover in our financial statements and valued at the invoiced amount (excluding sales and value added taxes). Revenue is recognised when risk of ownership transfers.

Income recognition criteria for non-product sales

•

Royalties are recognised on a time accrual basis unless there remains uncertainty over their collection, in which case recognition is deferred until such uncertainties are removed which is typically on cash receipt.

•

Revenue under research and development reimbursement contracts, where there is no obligation to repay such amounts, is recognised as the related costs are incurred and is recorded as turnover under UK GAAP.

•

Income associated with performance milestones is recognised based upon the occurrence of the event that triggers the milestone payment, as defined in the respective agreement, and is recorded as turnover.

•

Income in relation to the disposal of a product right is recognised when title passes and the income is non-refundable.

The Group has to consider carefully whether income received in relation to the final three bullet points above, can be treated as earned or has to be deferred, which can involve difficult judgements.  This is particularly the case where there is a multiple element arrangement and/or Provalis retains certain obligations.  Under UK GAAP non-refundable licence fee revenue is recognised when earned and when the Group has no future obligation pursuant to the licence fee, in accordance with the terms of the relevant contract.

Intangibles

Acquisition of product distribution rights, technology rights and brands are shown at cost less amortisation and provision is made for any impairment.  Costs are amortised over the period in which future benefits are expected to arise.

Taxation

The Group has operations in tax jurisdictions in the UK, US and Australia and is subject to audit in these jurisdictions. The Ireland operation does not have a permanent establishment in Ireland and therefore is not domiciled there for tax purposes.

Under UK GAAP, deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the Balance Sheet date, except as otherwise required by FRS 19 ‘Deferred Tax’. As the Group has an unprovided deferred tax asset there has been no impact in the financial statements. Deferred tax assets are recognised to the extent that on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

The Group evaluates the need for a deferred tax asset valuation allowance under US GAAP by assessing whether it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.  The assessment of whether or not a valuation allowance is required often requires significant judgement including the forecast of future taxable income and the evaluation of tax planning initiatives.  Adjustments to the deferred tax valuation allowance are made to earnings in the period when such assessment is made.

General Overview

General

The Pharmaceuticals business achieved record sales of £11.4m in Fiscal Year 2004, 5% ahead of last year. These sales were underpinned by Diclomax® sales of £6.1m, additional product launches midway through the year, and our first full year of operation in Ireland. The business recorded an operating profit of £1.8m, despite incurring increased costs associated with specific projects to improve both sales and margins on its product range. These projects should begin to pay back towards the end of the next financial year.

2004 was a challenging year for the Medical Diagnostics business, particularly following the promising year we had in 2003. In the first half of the year in particular, sales of Glycosal® were adversely affected by a number of factors, including the impact of a weaker US dollar and the fact that the global roll out of the product to markets such as China, India and Southern Europe was slower than forecast by our distributors. However, sales did recover in the second half of the year and the business achieved sales of £1.5m (2003: £3.1m).

As a result of the lower Medical Diagnostics sales, Group sales of £12.9m were below those in 2003 (£14.0m). As margins were essentially similar, the Group operating loss for the year increased from £2.1m (2003) to £3.3m. Following the recognition of a further exceptional profit of £1.0m from the Dr Falk Pharma deal and of the £0.7m (before costs of £0.3m which have been expensed as incurred) received thus far from the successful arbitration against Dimethaid, the Group recorded a loss of £1.8m before taxation (2003: profit before taxation of £1.3m).

Tight cash management has been maintained throughout Fiscal Year 2004, with a net cash outflow of £4.8m, of which £4.6m was paid to Parke Davis in respect of deferred acquisition costs associated with our acquisition in Fiscal Year 2002 of UK marketing rights to Diclomax®. During the year we received a further £1.5m from Dr Falk Pharma following the agreed early termination of the distribution agreement with them, and £0.6m (before costs of £0.3m) of the £1.6m awarded against Dimethaid in the successful arbitration claim Provalis commenced for their wrongful termination of the Pennsaid® distribution agreement, with a further £0.1m recovered since the year end.

Provalis ended the year with £1.8m in short term cash and deposits, with a £3.0m revolving bank facility available and a further £0.6m of the grant from the Welsh Assembly to be drawn down over the next two years, conditional upon further capital expenditure and job creation. This will be supplemented by the receipt of the final payment from Dr Falk in January 2005, which is expected to be the full £2.0m. In addition, the final payment for Diclomax® was made to Parke Davis in November 2004, and so the cash generated from sales of Diclomax® is now available to fund the development of our two businesses.

We keep our working and investment capital under constant review. Having now seen the initial market feedback for in2it™ exceeding our expectations, we undertook a placing which raised £2.6m, before expenses of £0.1m, during September 2004. This, together with our cash balance and bank facility, should enable the Group to expand its manufacturing supply base, accelerate the development of additional tests for the in2it™ platform and help the Company to meet the demand for, and make the most of the opportunities presented by, this product.

Products and markets

In Fiscal Year 2004 Provalis’ two key marketed products remained the diabetes management diagnostic Glycosal®, which is sold worldwide, and the anti-arthritis medication Diclomax®, which is sold in the UK and Ireland. These products have now been joined by in2it™ A1c, our new fully automated diabetes diagnostic aimed particularly at the US, European and Japanese markets, which was first shipped to the US in November 2004. We expect that to be followed by the launch of Erdotin™, the next generation pharmaceutical mucolytic product, onto the UK and Ireland markets during calendar year 2005.

Medical Diagnostics

Glycosal®

Our distributors continued to order 200–300 Glycosal® instruments per month during Fiscal Year 2004, with Provalis now having sold over 10,000 instruments. The placement to end users continues steadily, with more markets now penetrated. This reinforces our belief that there is considerable demand for point of care diabetes management testing and sets the stage for our introduction of in2it™ A1c.

The difficulty with Glycosal® over the last year has been the low “pull-rate” of the test cartridge. Despite Provalis having shipped over two million test cartridges to customers, the usage of the cartridges per installed instrument has been behind our expectations. The market research we have carried out in the US indicates that cartridge use has been impaired by the perceived lack of ease of use of the test. The semi-manual nature of the Glycosal® test, although not a problem for physicians at the outset, has proved to be difficult to fit into nurses’ work flows in busy practices. This has led to them either changing their work practices to accommodate use of the product or, more usually, only using Glycosal® on an infrequent basis.

Glycosal®’s penetration of new markets continues to provide additional revenues and we expect our distributors to concentrate their efforts on such activities over the next few years. Some of the markets in which the product has only recently been introduced by our distributors, such as India and China, could be significant.

Having now sold Glycosal® for more than four years through distributors, Provalis understands the detailed sales and supply chain for point of care diabetes diagnostics. We know that physician office practices in the US, particularly those with one to three physicians, are keen to begin point of care testing for glycated haemoglobin. They are calling for a test that is fully automated, as well as having the proven technical competency and cost advantages of Glycosal®, to ensure it fits smoothly into physicians and nurses’ work flows. We believe that in2it™ A1c is this test.

in2it™ – Provalis’ new diagnostics platform

in2it™, previously code named G5, is a fully automated point of care diagnostic platform.  in2it is a portable, palm-sized, diagnostic instrument capable of automatically performing many different diagnostic tests, through the use of disposable cartridges, each designed to conduct one or more specific diagnostic tests from a single drop of blood.  Tests can be carried out in the doctor’s office or clinic.  A version of the product suitable for use in the patient’s home is also under development.  The first test developed for the platform is for glycated haemoglobin or A1c.

in2it™ A1c has been designed with the needs of busy diabetes clinics and GP surgeries in the US in mind and delivers “real time” results, as accurate as those obtained from a full clinical laboratory, in less than seven minutes. Extensive trials of the product have been carried out at six centres in the US and Europe, assessing hundreds of patients using multiple instruments. Feedback from physicians and nurses involved in these trials confirmed that in2it™ A1c meets the market needs of ease of use, accuracy, robustness and economic pricing.

Provalis filed all necessary US regulatory submissions in mid–June 2004 and received clearance from the FDA to sell the product in the US less than two months later and the grant of CLIA waiver shortly after. The first shipments of in2it™ A1c to the US took place in December 2004.

Medical Diagnostics R&D

Over the year we expanded the R&D team by bringing a number of engineering functions, vital for instrument development, in house. This will now allow us to accelerate both the development of additional tests for use on the system and the advancement of the instrument towards “home use” and “over the counter” versions. However, because this development work is mainly to be carried out “in-house”, we expect a reduced R&D spend over the next two years.

We are focusing the development of additional tests on those which, like in2it™ A1c, deal with chronic disease and, importantly, have attractive levels of reimbursement for the physician, encouraging repeat usage which in turn leads to recurring revenues from sales of the test cartridge.

Our goal throughout the next two years will be to introduce two new tests per year for use on the in2it™ platform, with the first intended to be for high sensitivity C-reactive protein (“hsCRP”) for which US regulatory filings are anticipated during calendar 2005. hsCRP is a key measure of the level of inflammation in coronary arteries and is used in monitoring cardio-vascular disease. A growing body of evidence suggests that this inflammation plays a key role in the biological processes that can lead to the rupture of fatty deposits in blood vessels which then hinders the flow of blood to the heart, and is a leading cause of heart attacks.

In addition, Provalis is developing a revolutionary cartridge for use on the in2it™ platform that will conduct a number of simultaneous diagnostic tests from a single drop of blood. This work, which utilises the micro-fluidics technology we are developing for our future OTC platform, Micro G, is ongoing with a technology partner. We anticipate that this new cartridge will be available from 2006, and will accelerate the development of in2it™ into the point of care workstation of choice for busy healthcare professionals.

Pharmaceuticals

The sales of our portfolio of prescription drugs, which are sold in the UK and Ireland through our own GP and hospital sales force, advanced by 5% to £11.4m. 2004 was the first full year of operation of our representative sales force in the Republic of Ireland, where sales of £0.6m were achieved.

Diclomax®

Diclomax®, our lead pharmaceutical product, produced a solid performance in the year with sales of £6.1m and remains highly profitable. Through marketing and sales initiatives, Diclomax®’s market share in the “plain” non-steroidal market has continued to increase, and is now more than 5%. Although the value of this market segment has declined due to competition from the newer COX2 inhibitors, we have carried out further sales initiatives and new marketing programmes detailing the benefits of Diclomax® to counter this competition.

During the year we gained marketing approval for Diclomax® in Ireland. Our Irish sales force began detailing the product in the fourth quarter and we are now seeing an acceleration of the growth of sales as physicians become aware of the benefits of the product.

Other pharmaceutical products

The market for Calceos®, our product used to treat and prevent osteoporosis, was enhanced by the NICE recommendation to limit the use of hormone replacement therapy, which is used to prevent the same condition. Provalis responded by raising the priority of the product within our own sales force and also using an additional contracted sales force to promote Calceos®. This, coupled with a price reduction programme that we shared with our suppliers, resulted in a significant increase in the prescription volume of the product and a growing market share. We expect a strong year for Calceos® in 2005 on the back of this new marketing effort.

The Dr Falk range continued to sell steadily in both the UK and Ireland and returned sales of £3.6m. In particular we recorded strong sales of Ursofalk® (£2.2m) and Budenofalk® (£0.4m). We do, of course, cease selling these products at the end of 2004.

Erdotin™

In April 2004 we signed a distribution agreement with Edmond Pharma for the UK and Ireland rights to Erdotin™, a second generation oral mucolytic. The agreement also contains an option for Provalis to acquire the product at any time after the third year of sale. Erdotin™ (active ingredient erdosteine) will be used to treat respiratory disease such as chronic bronchitis and emphysema, chronic obstructive pulmonary disease (“COPD”) and conditions like glue ear in children.

Although products containing erdosteine have been available in a number of European markets for some time, the lack of reimbursement in the UK made the market unattractive. This changed when the UK authorities reinstated reimbursement on mucolytic agents in March 2003. Erdotin™ is currently undergoing European registration, and launch of the product is anticipated during 2005, making Erdotin™ one of the first of this next generation of products available in the UK. We expect the sales of Erdotin™ to grow as we promote it to doctors and respiratory consultants such that, in the medium term, it will generate profit to replace that previously generated by the sale of the Dr Falk range.

Vaccine technology licensing

Provalis conducted vaccine research and development from 1998 and identified a number of recombinant protein antigen vaccine candidates to prevent common infections. However, given the significant costs required to fund the evaluation of lead candidates into clinical trials, the Group decided in mid-2002 that progress of these programmes was beyond its resources and that a number of the programmes, together with all associated rights, should be offered to potential partners. Since that time the Group has been reviewing proposals from a series of interested parties and has now concluded agreements on several of them. In particular, our vaccine candidates relating to haemophilus influenzae and moraxella chatarrhalis antigens are licensed to GlaxoSmithKline for the development of an otitis media vaccine, and an option to our Group B streptococcus antigens programme has been granted to Chiron Vaccines. This leaves the Group with a nominal spend on these programmes (on intellectual property maintenance) whilst retaining the potential to receive milestone payments and royalties in the future.

Current trading

Our sales in both businesses so far in Fiscal Year 2005 are meeting our expectations. In our Pharmaceuticals business, Diclomax® has entered a new marketing cycle focused on countering the challenge from the new COX2 inhibitors. In particular, Vioxx®, the market leader of the COX 2 products that have taken significant market share from NSAID’s such as Diclomax® over the last few years, was permanently withdrawn from the market by Merck in September 2004 presenting an unexpected, but very welcome, opportunity and the business immediately commenced a major new campaign to promote Diclomax® . Although this campaign has only just started, we have seen some early signs of a potential increase in demand for Diclomax®.

This is encouraging, but we do remain relatively cautious about the effect on the resulting value of Diclomax® sales because the NSAID market in the UK is now seeing increased generic competition. It is too early to determine what long term effect this increased competition will have, but we are seeing some erosion of the sales margin we are able to achieve for Diclomax®. We hope that this will be mitigated by increased sales resulting from the new marketing campaign just referred to.

In Medical Diagnostics, sales have got off to a solid start and we continue to see modest advances in the sale of Glycosal® to our two distributors. Bio-Rad continues to make progress with the product largely outside of the US, whilst Cholestech gains most of its sales from the US. We are noting improving sales to India, some slightly greater volumes to Japan, China and further South American countries coming on stream.

Our Medical Diagnostic business has concentrated its efforts on preparing in2it™ A1c for launch onto the US market.  The launch quantities ordered by our customers are considerably higher than we first anticipated. Whilst welcome, this meant that we have had to increase our manufacturing capacity and component inventory more quickly and more extensively than we had originally planned. However, the first shipments of in2it™ A1c to the US were made in December 2004.

The US market gives Provalis the highest margins on sales of in2it™, and the US demand is such that it is likely to take all of our manufacturing capacity for the product until the summer of 2005. We do, however, expect to gain European regulatory approval shortly and, as we are already in discussions with a number of pan-European distributors, we expect to be in a position to launch in2it™A1c in Europe as soon as capacity is available.

Operating Results

Fiscal 2004 compared to Fiscal 2003

Turnover decreased £1.1m from £14.0m in Fiscal 2003 to £12.9m in Fiscal 2004. The decrease was primarily attributable to lower Glycosal® sales in the Diagnostics division, down £1.6m offset by increased sales in the Pharmaceutical division up £0.5m.

Gross profit decreased £0.4m from £7.7m in Fiscal 2003 to £7.3m in Fiscal 2004 as a result of the impact of decreased sales.

Selling and distribution costs increased £0.9m from £3.1m in Fiscal 2003 to £4.0m in Fiscal 2004 as a result of increased marketing activity in the Pharmaceutical division and the set up of the US sales and marketing operation for the Diagnostic business.

Administration costs increased by £0.3m to £3.5m in Fiscal 2004, due in part to increased regulatory costs and inflation.

Amortisation costs of £1.4m were charged in Fiscal 2004 (£1.5m in Fiscal 2003).  The costs in Fiscal 2004 and 2003 represent a full year’s amortisation cost of Diclomax which was acquired in Fiscal Year 2002.  The cost of acquisition of Diclomax has been capitalised, and is being written off over ten years.

The Group's expenditure on research and development during Fiscal 2004 was £1.7m, down from £2.0m in Fiscal 2003 following the cessation of spend in the vaccines business.

As a result of the foregoing, the operating loss increased £1.2m from £2.1m in Fiscal 2003 to £3.3m in Fiscal 2004.

The £1.0m profit on the variation of the distribution agreement is part of the contingent element of the cash receivable from the amendment of the distribution agreement with Dr Falk Pharma.

Net interest income decreased by £0.1m to £0.1m.

As a result of the foregoing, the net loss for Fiscal 2004 amounted to £2.1m compared with a profit of £1.3m for Fiscal 2003.

Fiscal 2003 compared to Fiscal 2002

Turnover increased £4.6m from £9.4m in Fiscal 2002 to £14.0m in Fiscal 2003. The increase was primarily attributable to higher sales by the Pharmaceutical division, principally due to a full year’s sales of Diclomax®, compared to seven months from acquisition in Fiscal 2002, and the growth of £2.2m in the Diagnostics division from the sales of Glycosal®.

Gross profit increased £2.4m from £5.3m in Fiscal 2002 to £7.7m in Fiscal 2003 as a result of the impact of increased sales.

Selling and distribution costs decreased £0.1m from £3.2m in Fiscal 2002 to £3.1m in Fiscal 2003 as a result of tight expenditure controls.

Administration costs increased by £0.4m to £3.2m in Fiscal 2003, due in part to the costs of establishing the pharmaceutical sales business in Ireland and inflation.

Amortisation costs of £1.5m were charged in Fiscal 2003 (£1.4m in Fiscal 2002).  The costs in Fiscal 2002 represented a write off of the investment in Pennsaid (£0.5m) and the amortisation since acquisition in December 2001 of Diclomax (£0.9m). The costs in Fiscal 2003 represent a full year’s amortisation cost of Diclomax.  The cost of acquisition of Diclomax has been capitalised, and is being written off over ten years.

The Group's expenditure on research and development during Fiscal 2003 was approximately £2.0m, down from £3.3m in Fiscal 2002 following the decision to stop investment in the vaccines business.

As a result of the foregoing, the operating loss reduced £3.3m from £5.4m in Fiscal 2002 to £2.1m in Fiscal 2003.

The £3.4m profit on the variation of the distribution agreement is the fixed element of the cash receivable from the amendment of the distribution agreement with Dr Falk Pharma.  Of this amount £1.5m was received in February 2003, £1.5m was received in January 2004 and a further £0.4m is to be received in January 2005.

Net interest income was unchanged at £0.2m.

As a result of the foregoing, the net profit for Fiscal 2003 amounted to £1.3m compared with a loss of £4.8m for Fiscal 2002.

Liquidity and Capital Resources

The Group's sources of liquidity are (i) unrestricted cash reserves (ii) cash flow from operations and (iii) possible future equity and debt financings.  Over the past three fiscal years, the Group has also generated cash from a variation to the Dr Falk Pharma distribution agreement; it does not, however, anticipate similar variations to other agreements. In addition, small disposals of non-core assets have been undertaken, and certain of the vaccine candidate programmes have been offered for sale.

Net cash outflow from operating activities for Fiscal 2004 was £1.5m as compared to £0.7m in Fiscal 2003 due principally to a £1.2m increase in operating loss offset by a less adverse working capital movement.  Net cash inflow from returns on investments and servicing of finance decreased by £0.1m to £0.1m.  Capital expenditures during Fiscal 2004 were £0.8m compared with £0.5m in Fiscal 2003.  Capital expenditures during Fiscal 2004 were primarily for plant and machinery for the Medical Diagnostics business. In Fiscal 2004 there was a spending of £4.6m on the acquisition of intangible assets (the aggregate weekly instalments paid to Parke Davis for Diclomax in that year), the same as in Fiscal 2003. In Fiscal 2004 £1.5m was received following the amendment of a distribution agreement with Dr Falk Pharma (£1.5m in Fiscal 2002).  The Group continues to attempt to generate positive cash flows from its two operating businesses, Pharmaceuticals and Medical Diagnostics, to fund the expanded R&D effort of the Medical Diagnostics business to advance new and current product programmes.

In the Group’s opinion, its working capital is sufficient for the Company’s present requirements.

In addition, at June 30, 2004, the Group had deferred acquisition costs of £1.8m owing to Parke Davis in respect of the acquisition of Diclomax.  These deferred acquisition costs were payable by weekly instalments, the last being  made in November 2004.  As security for these payments, Parke Davis had a debenture over all of the assets of the Company and had a debenture over all of the assets (excluding the book debts) of Provalis Healthcare Limited. The security offered by the Company lapsed on December 3, 2002, and that by Provalis Healthcare Limited lapsed on November 19, 2004.

No other borrowings were incurred during, nor since, Fiscal Year 2004. The Group had £3.0m of undrawn borrowing facilities in place as at 30 June 2004.

The Group had unprovided capital commitments of £0.3m as at June 30, 2004, largely in respect of equipment for the Medical Diagnostics business.  It anticipates paying for these from its own cash resources.

The Group's current strategy is designed to both improve the commercial viability of the Group by focusing its operational businesses on core products and technologies, as well as to reduce the Group's cash burn. It is the intention of the Group that cash generated by the Pharmaceuticals and Medical Diagnostics businesses will fund the Group’s research and development activities in the medium to long term. The Group's future working capital and capital requirements may, however, vary significantly from those currently anticipated.  Those requirements will depend, amongst other things, on:

•

the rate at which operating losses are incurred;

•

the rate of net cash utilisation within the Group and, hence, the Group's possible need for additional capital in the short, medium and/or long term;

•

the success of the Group’s distribution and other commercial agreements with third parties;

•

the execution of development, licencing, research, manufacturing and other collaboration agreements with third parties;

•

the success of the Group's continuing research and development, strategies and activities;

•

uncertainties related to future trial results and the associated regulatory process;

•

the viability of the Group's products, which are at various stages of development;

•

the generation of sufficient operating cash flow by the Group's pharmaceutical and medical diagnostics businesses to finance the ongoing development of these businesses as well as the Group's research and development activities;

•

the risks of technological obsolescence and risks associated with the Group's highly competitive industry;

•

the Group’s dependence on suppliers of products and key product components;

•

restrictions placed on the Group within the existing pharmaceutical pricing environment;

•

the impact of future competition and other laws, regulations and policies;

•

the need to obtain regulatory approvals for the Group's products and the timing of required regulatory approvals;

•

availability and level of reimbursement for the Group's products from government health administration authorities and other third party payors, under Medicare, Medicaid and other similar regulations;

•

the risk of product liability and policy limits of product liability insurance;

•

potential liability for human clinical trials;

•

the ability of the Group and/or its licensors to obtain patent protection for products in Europe, the US and other countries and to otherwise protect its intellectual property;

•

the share price of publicly quoted companies in the Group's sector, which can be highly volatile;

•

compliance with laws, regulations or policies relating to environmental protection, disposal of hazardous substances and health and safety at work;

•

the Group's dependence on key personnel and the quality, judgement and strategic decisions of management and other personnel;

•

general business and economic conditions; and

other factors referenced herein, many of which are beyond the Group's control and may cause the Group's available capital resources to be used more quickly than expected.

Tabular Disclosure of Contractual Obligations

The following table shows the Company’s known contractual obligations as at 30 June, 2004.

	Less than 1 year £’m	1-3 years £’m	3-5 years £’m	More than 5 years £’m	Total £’m
Capital commitments	0.3	-	-	-	0.3
Operating lease obligations – land and buildings	0.2	0.4	0.1	0.1	0.8
Operating lease obligations - other	0.1	0.2	-	-	0.3
Purchase obligations	1.3	-	-	-	1.3
	1.9	0.6	0.1	0.1	2.7

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

The UK is regarded as a historically low inflation jurisdiction, therefore inflation generally has not had a material impact on the Group's results.

In June 2004, Provalis announced a new commercialisation strategy for its Medical Diagnostics business under which it established a US based sales and marketing operation to promote, market and sell in2it™A1c, its new diabetes diagnostic test, in the US. First shipments of the product to the US were made in December 2004. The Group’s exposure to fluctuations in the value of the US dollar is not currently significant, but this will change if sales of the product to the US increase as expected.

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

New US and UK Accounting Standards

 New UK Accounting Standards

 The following accounting standards were adopted during the year.

UITF Abstract 37

UITF Abstract 37 ‘Purchases and sales of own shares’ is applicable for accounting periods ending on or after 23 December 2003. The Group has adopted UITF Abstract 37 for the year ended 30 June 2004. The abstract requires the consideration paid or received from the purchase or sale of the Company’s own shares to be shown separately in the reconciliation of shareholders’ funds, with no gain recognised in the profit and loss account or statement of total recognised gains and losses. Shares held are no longer treated as assets but instead consideration paid is shown as a deduction from reserves. As the Group has no holdings of its own there is no impact of adoption on the reported results of the Group.

Application Note G to FRS 5

Application Note G to FRS 5 ‘Reporting the substance of transactions’ is applicable for accounting periods ending on or after 23 December 2003. The Group has adopted the Application Note to FRS 5 for the year ended 30 June 2004. The Application Note sets out the basic principles of revenue recognition and specifically addresses the following arrangements which give rise to turnover: long term contractual performance; separation and linking of contractual arrangements; bill and hold arrangements; sales with a right of return; and presentation of turnover as principal or agent. There is no material impact of adoption on the reported results of the Group.

UITF Abstract 38

UITF Abstract 38 ‘Accounting for ESOP Trusts’ and related amendments to UITF Abstract 17 ‘Employee shares scheme’. This standard brings the accounting for ESOP trusts in line with accounting for treasury shares in UITF 37.  As the Group has no ESOP, there is no material impact of adoption on the reported results of the Group.

FRS 20

FRS 20 ‘Share based payments’ was issued in April 2004. The standard supersedes the existing UK account requirements set out mainly in UITF Abstract 17 ‘Employee share schemes’. FRS 20 requires entities to recognise an expense, measured at fair value, in respect of share-based payments they make. The FRS is mandatory for accounting periods beginning on or after 1 January 2005. This Standard is not expected to have a material impact on the results of the Group.

FRS 21

FRS 21 ‘Events after the Balance Sheet Date’ was issued in May 2004. FRS 21 replaces SSAP 17 Post balance sheet events, and is effective for periods beginning on or after 1 January 2005.  Early adoption is not permitted, as the necessary legislative changes will not come into effect until 1 January 2005.

The key change introduced by FRS 21 is that an entity will no longer be permitted to recognise dividends declared after the balance sheet date (e.g. proposed final dividends) as a liability at the balance sheet date.  Equally, dividends receivable cannot be recognised until the entity is entitled to receive payment. This standard could impact the financial statements in future accounting periods.

International Financial Reporting Standards

UK law has mandated the use of International Financial Reporting Standards ("IFRS") for listed companies reporting within the European Union for financial periods ending on or after 31 December 2005. Provalis plc will be subject to this requirement, commencing with the financial statements for the year ending 30 June 2006. IFRS differ in many respects from UK GAAP and there is a prescribed methodology for first-time adoption. Not all the standards that will be applicable on first-time adoption have yet been published in final form. We have made an initial study of the key differences between UK GAAP and IFRS and continue to monitor the evolving standards as they are published. We are not able to ascertain at this time what the effect adoption of IFRS will have on our reported financial results or financial position.

New US Accounting Standards

Provalis prepares and publishes its financial statements in accordance with UK GAAP.  The new US accounting standards discussed below are relevant for purposes of the reconciliation of our results of operations under UK GAAP with those which we would have reported under US GAAP, as required by Form 20-F and included in Note 22 to Notes to Consolidated Financial Statements.

SFAS No. 148

In December 2002 the FASB issued SFAS No. 148  “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123”. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 123 amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

SFAS No. 148 permits two additional transition methods for entities that adopt the preferable method of accounting for stock-based employee compensation. Both of those methods avoid the ramp-up effect arising from prospective application of the fair value based method. In addition, to address concerns raised by some constituents about the lack of comparability caused by multiple transition methods, this Statement does not permit the use of the original Statement 123 prospective method of transition for changes to the fair value based method made in fiscal years beginning after December 15, 2003.  In the absence of a single accounting method for stock-based employee compensation, SFAS No. 148 requires disclosure of comparable information for all companies regardless of whether, when, or how an entity adopts the preferable, fair value based method of accounting. The adoption of SFAS No. 148 would not be expected to have a material impact on our financial position or results of operations for US GAAP reconciliation.

SFAS No. 149

In April 2003 the FASB issued SFAS No. 149  “Amendment of FASB Statement No. 133” on Derivative Instruments and Hedging Activities”. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No.133, “Accounting for Derivative instruments and Hedging Activities”.  The Statement is generally effective for contracts entered or modified after June 30, 2003 and has not had a material impact on our financial position or results of operations for US GAAP reconciliation purposes.

SFAS No.150

On May 15, 2003, the FASB issued SFAS No.150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” which requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations of the issuer.  The Statement is generally effective for instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003.   The adoption of SFAS No. 150 has not had a material impact on our financial position or results of operations for US GAAP reconciliation purposes.

EITF 00-21

In November 2002, the Emerging Issues Task Force issued its consensus on EITF 00-21, Revenue Arrangements with Multiple Deliverables ("EITF 00-21") on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF, in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) the delivered item(s) has value to the customer on a standalone basis, (2) there is objective and reliable evidence of the fair value of the undelivered item(s), and (3) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after 15 June 2003. The adoption of EITF 00-21 has not had a material impact on our financial position or results of operations for US GAAP reconciliation purposes.

FIN No. 46R

In December 2003, the FASB issued Summary of Interpretation (“FIN”) No. 46R, Consolidation of Variable Interest Entities. FIN 46R addresses identification of variable interest entities and explains how an enterprise should assess whether it is the primary beneficiary of such entities. The Interpretation requires consolidation of variable interest entities by primary beneficiaries and provides guidance thereon. For entities that have, or potentially have, interests in variable interest entities FIN 46R was effective for periods ending on or after 15 December 2003. Application for all other types of entities is required for periods ending on or after 15 March 2004. The adoption of FIN 46R has not had a material impact on our financial position or results of operations for US GAAP reconciliation purposes.

EITF 03-01

At its November 2003 meeting, the EITF reached a consensus on disclosure guidance previously discussed under EITF 03-01, The Meaning of Other-Than- Temporary Impairment and Its Application to Certain Investments. The consensus provided for certain disclosure requirements that were effective for fiscal years ending after December 15, 2003. At its March 2004 meeting, the EITF reached a consensus on recognition and measurement guidance previously discussed under EITF 03-01. The consensus clarifies the meaning of other-than- temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, and investments accounted for under the cost method or the equity method. The recognition and measurement guidance for which the consensus was reached in the March 2004 meeting is to be applied to other-than-temporary impairment evaluation in reporting periods beginning after June 15, 2004. Although the Company currently is evaluating the impact of this new guidance, it is not expected to have a material impact on our financial position or results of operations for US GAAP reconciliation purposes.

Research and Development

The Group's expenditure on research and development during the fiscal years ended 30 June 2004, 2003 and 2002, was approximately £1.7 million, £2.0 million and £3.3 million respectively.  As at 30 June 2004, the average number of employees engaged in the Group's research and development was 12 individuals, down from 17 for the year ending 30 June 2003 and 15 for the year ending 30 June 2002.

See “Item 4 – Information on the Company – Business Overview – Research and Development” for a discussion of our research and development projects and see “Item 5 – Operating And Financial Review And Prospects – Critical Accounting Policies” for an explanation of our research and development accounting.

For a discussion of our patents and trademarks, see “Item 4 – Information on the Company – Business Overview – Intellectual Property”.

Trend Information

For information on trends in future operations and capital resources, see “General Overview”, “Results of Operations” and “Liquidity and Capital Resources” above.

Off Balance Sheet Arrangements

The Group has no off balance sheet arrangements as defined in Item 5.E of Form 20-F.  The Company’s subsidiaries are listed in “Item 4 – Information on the Company – Organizational Structure”.  All subsidiaries are 100% owned as at 30 June 2004 and are therefore fully consolidated into the company’s results. The Company has no shareholdings in quasi-subsidiaries or special purpose entities.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The Articles of Association of the Company provide that there shall be not less than three nor more than twelve Directors.  As at the date of this filing, there were five Directors of the Company.  These are:

Mr Frank Harding

Non-Executive Chairman

Dr Philip Gould

Chief Executive Officer

Mr Peter Bream

Finance Director

Ms Christine Soden

Non-Executive Director

Dr David Bloxham

Non-Executive Director

See “– Board Practices – Regular Re-election of Directors” below regarding terms of the Directors.

As at the date of this filing, there were three additional members of senior management of the Company. These are:

Mr Mark Keeling

Managing Director of the Pharmaceutical business

Mr John Curtis

Managing Director of the Medical Diagnostics business

Mr Lee Greenbury

Company Secretary of the Company

Details of the current Directors and senior management of the Company are as follows:

Mr Frank Harding

Non-executive Chairman aged 66

Frank Harding was appointed as a non-executive director of the Company in November 1998 and became Chairman in November 1999. He is also non-executive Chairman of KLM Cityhopper UK Limited and a director of Sitka Health Fund VCT plc. Mr Harding is a Chartered Accountant who was a partner in KPMG from 1967 to 1996 and who from 1997 to 2000 was President of the International Federation of Accountants.

Dr Philip Gould

Chief Executive Officer aged 51

Phil Gould joined the Group in January 1998 as Director of Research and Development and became Chief Executive Officer in January 1999. He is also the non-executive Chairman of Lectus Therapeutics Limited. Prior to joining Provalis, he was Head of New Product Introduction at GlaxoWellcome. Before GlaxoWellcome, Dr Gould worked at a number of other pharmaceutical companies, including Reckitt & Colman Pharmaceuticals, Pfizer Central Research and Lederle Laboratories. Dr Gould became a Fellow of the Royal Society of Chemistry in 1990. He has a BSc (Hons) in Chemistry and a PhD in Physical Chemistry from the University of Hull and has published widely on drug delivery systems. He is also an Honourary Professor of Health Sciences at John Moore’s Liverpool University. Dr Gould is also the inventor of four patented pharmaceutical systems.

Mr Peter Bream

Finance Director aged 38

Peter Bream joined the Group in July 2003 as Finance Director from API Group plc, a specialised packaging group, where he was Finance Director for the Group’s largest division. Following a degree in Engineering and Management from Cambridge University, he trained with Coopers & Lybrand Deloitte (now PricewaterhouseCoopers) spending significant time in management consultancy and on corporate finance projects. After qualification as a Chartered Accountant in 1991, he joined Esso UK, undertaking financial accounting, management accounting and strategic planning roles before joining Gestetner Group plc as Group Accountant and subsequently API Group plc.

Ms Christine Soden

Non-executive director aged 47

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

Dr David Bloxham

Non-executive director aged 57

David Bloxham was appointed as a non-executive director of the Company in May 2000. Dr Bloxham is the Chairman of Evolutec Group plc and was previously Chief Executive of Cobra Therapeutics Limited, now a wholly owned subsidiary of ML Laboratories plc. Dr Bloxham has formerly held positions of Research and Development Director and Chief Operating Officer of Celltech Group plc. Dr Bloxham obtained a degree in Biochemistry in 1971 at the University of Southampton, and has held a number of senior industrial positions.

Mr Lee Greenbury

Company Secretary aged 40

Lee Greenbury joined the Company as Group Legal Counsel in July 1998. He became Company Secretary in November 1998, and has subsequently taken on the additional role of Director of Corporate Affairs. Mr Greenbury joined Provalis from The Boots Company plc where he was Commercial Legal Adviser. Mr Greenbury qualified as a Solicitor in 1989.

Mr John Curtis

Managing Director, Provalis Diagnostics aged 53

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

Mr Mark Keeling

Managing Director, Provalis Healthcare aged 44

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

Compensation

Details of the emoluments and aggregate remuneration of directors and members of senior management for Fiscal 2004 are as follows:

Emoluments of Directors and Members of Senior Management

	Salaries/			2004	2003	2004	2003
	Fees	Bonus	Benefits	Total	Total	Pension	Pension
	£	£	£	£	£	£	£
Current executive
Dr P Gould	218,400	41,496	13,068	272,964	254,823	26,208	25,200
Mr P Bream	105,000	12,600	8,496	126,096	—	12,600	—
Current non-executive
Mr F Harding	50,000	—	—	50,000	50,000	—	—
Ms C Soden	26,000*	—	—	26,000	26,000	—	—
Dr D Bloxham	26,000**	—	—	26,000	23,500	—	—
Current senior management
Mr J Curtis	131,000	23,587	11,979	166,566	161,385	15,720	15,120
Mr M Keeling	95,650	21,767	12,198	129,615	117,013	11,358	10,920
Mr L Greenbury	96,200	21,164	11,826	129,190	118,237	11,544	11,100
Former executive
Mr N Kirkby (resigned 04.04.03)	—	—	—	—	106,832	—	10,562
Total	748,250	120,614	57,567	926,431	857,790	77,430	72,902
Money purchase pension contributions	—	—	—	38,808	35,762
Aggregate remuneration (including members of senior management	748,250	120,614	57,567	965,239	893,552

*

Includes £5,000 per annum in respect of her Chairmanship of the Audit Committee.

**

Includes £5,000 per annum in respect of his Chairmanship of the Remuneration Committee.

Each executive director of the Company participates in the Group’s executive bonus scheme.  Under this scheme, the director may receive a bonus of up to 45% of his annual salary in Fiscal Year 2004, rising to 50% in each fiscal year thereafter, dependent on the achievement of objectives determined by the Company’s Remuneration Committee. Executive directors are also eligible to participate in the Group’s Long Term Incentive Plan 2003, which was adopted by the Company at its Annual General Meeting held on October 23 2003. Following the adoption of this plan, no executive director or senior manager is entitled to participate in the Group’s share option scheme save on joining the Group.

During the last fiscal year, the Group did not make any payments in respect of pension benefits for its directors and members of senior management, other than the £77,430 set out in the table above.

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

(a)

Dr Philip Gould was appointed a director on 30 November 1998. His service contract is with Provalis UK Limited and specifies a notice period of twelve months on either side. His annual salary with effect from 1 July 2004 is £224,000 and he is entitled to pension contributions of 12% of his annual salary into a money purchase scheme, the provision of a motor car or allowance, private healthcare, permanent health and life insurance. In addition, he may also be entitled, depending on the achievement of corporate and individual objectives which will be set by the Company’s Remuneration Committee, to bonus payments under the Group’s discretionary bonus scheme up to a maximum of 50% of his salary. As a director, Dr Gould has been entitled to participate in the Provalis plc 1997 Employee Share Option Scheme, the Provalis plc Savings-Related Share Option Scheme 2001 and the Provalis plc Enterprise Management Incentive Scheme. Details of the options granted to Dr Gould, and of the performance conditions relating to each, are set out on page 24. Dr Gould is now entitled to participate in the Long Term Incentive Plan in place of these earlier schemes.

(b)

Mr Peter Bream was appointed a director on 1 July 2003. His service contract is with Provalis UK Limited and specifies a notice period of six months on either side. His annual salary with effect from 1 July 2004 is £115,000 and he is entitled to pension contributions of 12% of his annual salary into a money purchase scheme, the provision of a motor car or allowance, private healthcare, permanent health and life insurance. In addition, he may also be entitled, depending on the achievement of corporate and individual objectives which will be set by the Company’s Remuneration Committee, to bonus payments under the Group’s discretionary bonus scheme up to a maximum of 50% of his salary. As a director, Mr Bream has been entitled to participate in the Provalis plc 1997 Employee Share Option Scheme, the Provalis plc Savings-Related Share Option Scheme 2001, and the Provalis plc Enterprise Management Incentive Scheme. As a new employee, Mr Bream was granted options during the year, details of which, and of the related performance conditions, are set out on page 24. Mr Bream is now entitled to participate in the Long Term Incentive Plan in place of these earlier schemes.

(c)

The Chairman and other non-executive directors do not have service agreements. However, each has been appointed pursuant to letters of appointments dated 11 November 1998 in respect of Mr Frank Harding, 5 May 2000 in respect of Ms Christine Soden and 12 May 2000 in respect of Dr David Bloxham. Mr Harding, as Chairman of the Company, is paid £50,000 per annum. Ms Soden and Dr Bloxham are each paid £21,000 per annum in respect of their directorship, together with an additional £5,000 per annum in respect of their Chairmanship of the Audit Committee and Remuneration Committee respectively. No non-executive director receives any other benefits. The appointment of each non-executive director can be terminated by one month’s notice on either side. No letter of appointment contains any provision quantifying any compensatory payment on loss of office.

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

The Remuneration Committee is responsible for setting the remuneration of all executive directors and senior executives earning a basic salary in excess of £75,000 per annum. It investigates and takes account of remuneration paid to the directors and senior executives of other companies of a similar size and comparable industry sector, and the relative performance of such companies, to ensure that the levels of remuneration paid by the Group are appropriate. The Remuneration Committee has access to independent advice where it considers it appropriate but has not done so this year, as a report detailing executive remuneration in comparable UK companies was commissioned by the Remuneration Committee and received from Halliwell Consulting during the previous year.

The main objective of the Remuneration Committee is to ensure that the Company pays total compensation packages to its directors and senior executives that:

•

are competitive within its sector;

•

enable the Company to attract and retain high calibre staff; and

•

provide an incentive to achieve long term growth of the Company as reflected in improved returns to shareholders.

As reported in last year’s Remuneration Report, the Remuneration Committee is pursuing a policy that maintains the relative levels of basic salary and increases the level of performance related pay and equity participation for directors and senior executives as detailed below.

Basic salaries

Directors and senior executives should receive basic salaries that are around the median level of compensation in the comparator group, taking into account their job description, level of performance and experience.

Performance Related Bonus Scheme and Long Term Incentive Plan

A Performance Related Bonus Scheme linked to a Long Term Incentive Plan was introduced, after approval from shareholders at last year’s Annual General Meeting, with effect from 1 July 2003. The objective behind the introduction of this scheme is to increase UK directors’ and senior executives’ shareholding in the Company so that the interests of shareholders and employees are better aligned. Under this scheme:

•

all directors and selected senior executives will be entitled to receive a performance related bonus of up to 50% of basic salary (45% in the financial year 2003–2004). The performance criteria for the bonus payment are determined annually by the Remuneration Committee at the commencement of each year and are based on quantitative parameters linked to the Group’s budget and qualitative parameters relating to the strategic development of the business;

•

the amount of the bonus payable is determined by the Remuneration Committee following the end of the financial year based upon performance against the objectives;

•

each executive receiving such a performance related bonus is required to invest between 25% and 50% of any after tax bonus payment in the purchase of shares in the Company on the open market; and

•

the Company will provide a long term incentive linked to this share purchase under which each executive could receive further shares in the Company if;

•

the executive remains employed by the Group for at least three years;

•

the executive retains beneficial ownership of all shares purchased by him using the bonus payment until the additional shares are transferred to him; and

•

the Company’s share price increases by a pre-determined percentage during the three year period.

There are currently five senior executives participating in the scheme although it is intended to extend participation to some executives outside this senior level but with lower potential levels of bonus payments. The maximum number of participants, given the Company’s current size, should be no more than ten.

In the last financial year, each executive director was entitled to a discretionary bonus of up to 45% of basic salary. The Committee had established an individual set of quantitative and qualitative objectives for each director at the start of the year based on the levels of sales and operating profit, the in-licensing of products, the outcome of the arbitration with Dimethaid, the commercialisation strategy for in2it™, the setting up of manufacturing facilities for in2it™, the out-licensing of vaccine programmes and the adequacy of finance for 2004 and 2005. The Remuneration Committee decided that discretionary bonuses of £41,496 and £12,600 should be paid to Dr Philip Gould and Mr Peter Bream respectively, based upon the extent to which each of these objectives had been met.

These first annual bonuses to the executive directors and to the three other participating executives were paid in August 2004. Each of them has complied with his obligation to purchase shares in the Company. The Remuneration Committee has determined that provided the individual executive complies with the requirements of the long term incentive plan the long term incentive linked to these share purchases shall be that he shall receive one lot of matching shares if the Company’s share price increases by 100%, or more (but less than 200%), two lots if the share price increases by 200% or more (but by less than 300%) or three lots if the share price increases by 300% or more, the increase in each case being determined over the three year period commencing on 30 June 2004.

It is expected that during the period of operation of this proposed scheme there will be no further grants of share options to directors or senior executives under the existing Provalis 1997 Employee Share Option Scheme other than to new employees.

Share Incentive Plan

It is ultimately intended to introduce a Share Incentive Plan, which will replace the Provalis plc Savings-Related Share Option Scheme 2001, to incentivise those employees who are not eligible to participate in the Long Term Incentive Plan. The details of this plan are still under consideration.

Bonus scheme for US employees

The Group operates a discretionary bonus scheme for its US employees linked to meeting both US business and individual objectives. This scheme is under the general control of the Remuneration Committee. The objectives for the General Manager of the US business are determined by the Remuneration Committee at the commencement of each financial year, with the objectives for the remaining US employees being determined by the Group’s executive management. The amount of any bonus payable is determined following the end of that financial year based upon performance against these objectives.

Existing Share Option Schemes

The Company has operated the Provalis plc 1997 Employee Share Option Scheme and the Provalis plc Enterprise Management Incentive Scheme to provide a longer term incentive for directors and senior executives, as well as other employees of the Company. The only options granted during the year under these schemes were those to Mr Peter Bream under the Provalis plc Enterprise Management Incentive Scheme following his appointment as Finance Director. The number of options granted to him was determined by reference to initial grants made to previous Finance Directors of the Company.

The exercise of all options granted under this scheme on or after 16 April 2000 is subject to the achievement of performance conditions which were determined by the Remuneration Committee, but there are no performance criteria applicable to grants made before that date. These performance conditions are detailed on page 24, and were considered appropriate and demanding indicators of the performance and growth of the Company.

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

Non-executive directors

The remuneration of the non-executive directors is determined by the Board as a whole, based on outside advice and review of current practices in other companies.

Full details

Full details of the remuneration packages of individual directors and information on share options, pensions and other benefits are set out under “Compensation – Emoluments of Directors and Members of Senior Management” in this item.

Corporate Governance

In July 2003, the Financial Reporting Council in the UK issued the revised Combined Code on Corporate Governance which supersedes the Combined Code published by the Hampel Committee in 1998. The revised Combined Code applies for reporting years beginning on or after 1 November 2003, and so will be reported on in the Company’s next Annual Report. This Report has been prepared with reference to the original Combined Code.

Statement of compliance with the Code of Best Practice

The Board believes that the Company complies with the Provisions of the Code of Best Practice set out in section 1 of the Combined Code. Code Provision D.3.1 requires the members of the Audit Committee to be named in the Report and Accounts. Ms Christine Soden (Chairman of the Audit Committee), Dr David Bloxham and Mr Frank Harding are the current members of the Audit Committee. All three have experience of Audit Committee activities in other groups, and both Ms Soden and Mr Harding are Chartered Accountants. At all times during the year, the Audit Committee, in compliance with Code provision D.3.1, comprised of three non-executive directors, all of whom attended each meeting of the Audit Committee held during the year.

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

The Board’s monitoring covers all controls, including financial, operational and compliance controls and risk management. The Board has also performed a specific assessment for the purpose of this Annual Report. This assessment considers all significant aspects of internal control arising during the period covered by the Report.

Non-executive directors

The Company currently has three non-executive directors, all of whom are independent within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the rules of Nasdaq Stock Market.  The Company has named Ms Christine Soden as its senior independent director.

Division of responsibilities between Chairman and Chief Executive Officer

The Board has divided the responsibilities for running the Board and running the Company’s business between the non-executive Chairman and the Chief Executive Officer respectively.

Board balance

The Company’s commitment to achieving a balance of executive and non-executive directors remains. There are currently three non-executive directors and two executive directors.

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

Board Committees

Our board has established three standing committees:  an audit committee, a remuneration committee and a nominations committee.

•

Audit Committee.  The audit committee is primarily responsible for approving the services performed by our independent auditors and reviewing our accounting practices and systems of internal accounting controls.

•

Remuneration Committee.  The remuneration committee is primarily responsible for reviewing and approving our general compensation policies and setting compensation levels for our executive officers. The committee also administers our incentive compensation plans.

•

Nominations Committee.  The nominations committee is primarily responsible for proposing to the board any new appointments of both executive and non-executive directors and makes recommendations to the board on board composition and balance.

Transparency of Board appointments

Mr Frank Harding (Chairman of the Nominations Committee), Ms Christine Soden and Dr David Bloxham are the current members of the Nominations Committee. The Nominations Committee is responsible for identifying appropriate candidates for the Company’s executive and non-executive posts and for recommending such candidates to the Board.

Regular re-election of Directors

Code Provision A.6.2 of the Code of Best Practice set out in section 1 of the Combined Code requires all directors to submit themselves for re-election at intervals of no more than three years. The Company’s Articles of Association ensure the Company complies with this provision of the Code. As disclosed in the Directors’ Report, Dr Philip Gould is retiring by rotation at the forthcoming Annual General Meeting and is offering himself for re-election.

Dialogue with shareholders

The directors seek to build on a mutual understanding of objectives between the Company and its shareholders, in particular by communicating regularly throughout the year. The Company website www.provalis.com also provides up to date information to existing and potential investors.

Maintenance of a sound system of internal control

In applying the principle that the Board should maintain a sound system of internal control to safeguard shareholders’ investment and the Company’s assets, the directors recognise that they have overall responsibility for ensuring that the Group maintains a system of internal control to provide them with reasonable assurance regarding effective and efficient operations, internal control and compliance with laws and regulations. As reported below, the Board has delegated responsibility to the Audit Committee for more regular reviews of both key risks and internal controls and the Audit Committee has kept these areas under review during the year. The Board has also reviewed both the key risks faced by the Group and the effectiveness of the Group’s internal control procedures during the year.

In addition, the Group has an ongoing process for identifying, evaluating and managing the significant risks that it faces. This process includes analysis of the impact on the operation of key risks and the action being taken to avoid or reduce each risk. The risk schedule allocates responsibility for management of each key risk to appropriate senior executives. The Group also has a system of control procedures, including annual budgeting and monthly reporting (in which actual results are compared to budget and significant variances highlighted), and capital and other expenditure being subject to review in accordance with authorisation procedures measuring both the financial and legal impact.  Compliance with these processes and systems is monitored and any significant issues are reported to the Audit Committee.

These processes have been in operation throughout the year and up to date of signing this Report and have identified the launch of in2it™ A1c onto the US market, the finding of replacement products for the Pharmaceuticals business, reliance on key suppliers to both of the operating businesses, competitor activity in general and the availability of funding to ensure the future growth of the business as the key risks facing the Group.  Each of these risks has been evaluated and actions have been put in place to address them that the Board considers appropriate.

Although the Board and the Audit Committee have implemented the above systems of internal controls, there are inherent limitations in any system of internal control and accordingly even the most effective system can provide only reasonable, and not absolute, assurance against material misstatement or loss.

Audit Committee

The Audit Committee has detailed and specific written terms of reference covering such matters as membership of the Committee, frequency of meetings and roles and responsibilities.

The Audit Committee meets at least three times a year, once each to review the interim and final accounts, and once to review internal controls and other operating matters. The Committee will also meet on an ad hoc basis if and when necessary.

The Committee reviews the internal controls and risk management assessments at least twice a year. It ensures that any perceived weaknesses in internal controls are addressed as effectively as possible and that suitable actions are taken to control, manage or limit business risks. The Committee ensures that the external audit focuses on those areas of most significant risk to the Group’s business.

The Committee reviews the Group’s monthly management accounts, budgets and forecasts and compares these with external evidence in order to ensure that the financial statements appear reasonable.

The Interim and Annual Reports are reviewed by the Committee, in conjunction with information supplied by the external auditors and other external sources of advice, in order to ensure they reflect the Group’s business operations and comply with current laws, regulations and standards.

The Audit Committee recommends the appointment of auditors, and reviews the independence of the auditors both before their appointment and regularly thereafter. The auditors provide the Committee with confirmation of their independence and of their processes for ascertaining that independence.

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

Share Ownership

The beneficial interest of each Director or member of senior management who was a director or member of senior management in Fiscal 2004 (or who has been subsequently appointed as such) in the capital of the Company as at 9 December 2004 are as follows:

	Number of		% Held of Fully Diluted
Name	Ordinary Shares Held	Options (1)	Ordinary Share Capital
Dr P Gould	350,689	2,917,667	0.90
Mr P Bream	121,462	250,000	0.10
Mr F Harding*	266,058	-	0.07
Dr D Bloxham	101,700	-	0.03
Ms C Soden	54,780	-	0.02
Mr J Curtis	43,587	1,769,708	0.50
Mr M Keeling	40,137	1,056,197	0.30
Mr L Greenbury	51,025	1,192,592	0.34
Total Interest of Directors and senior management as a Group	1,029,438	7,186,164	2.26

*In addition, Mr F Harding has a non-beneficial interest in 40,000 shares.

(1)

The interests of the directors in share options of the Company at 9 December 2004 together with details of applicable performance criteria were as follows:

	At 30 June	Exercise	Date from
	2004	Price	which	Expiry
	Number	£	exercisable	date
Dr P Gould
1997 Employee Share Option Scheme
	65,000	0.50	26.10.01	25.10.05
	125,000	0.50	26.10.02	25.10.05
	250,000	0.25	26.04.00	25.04.06
	250,000	0.25	26.04.01	25.04.06
	250,000	0.25	26.04.02	25.04.06
	50,000 (i)	0.25	19.04.02	18.04.07
	50,000 (ii)	0.25	19.04.03	18.04.07
	200,000 (i)	0.13	29.03.04	28.03.08
	60,000	0.50	26.10.01	25.10.08
	510,963 (iii)	0.0685	15.10.05	14.10.12
Savings-Related Share Option Scheme 2002	84,821	0.112	01.06.05	30.11.05
Enterprise Management Incentive Scheme	1,021,883	0.0685	15.10.05	14.10.12
Total	2,917,667
Mr P Bream
Enterprise Management Incentive Scheme	250,000 (iv)	0.117	14.10.06	13.10.13
Total	250,000

(i)

These options may be exercised provided that the closing price of the Company’s shares on the trading day immediately preceding the date of exercise is not less than one and a half times greater than the closing price of the Company’s shares on the day which is two years before the date of exercise.

(ii)

These options may be exercised provided that the closing price of the Company’s shares on the trading day immediately preceding the date of exercise is not less than two times greater than the closing price of the Company’s shares on the day which is three years before the date of exercise.

(iii)

The maximum number of these options that may be exercisable is determined by reference to the pre-tax earnings per share (“EPS”) of the Company for the financial year which last ended prior to the date of exercise. In the financial year ending 30 June 2005, the lowest threshold, at which 25% of the options may be exercised, is an EPS of 0.52 pence and the maximum threshold, at which 100% of the options may be exercised, is an EPS of 2.22 pence.  These thresholds will increase over the exercise period until the options lapse in 2012.

(iv)

 The maximum number of these options that may be exercisable is determined by reference to the pre-tax earnings per share (“EPS”) of the Company for the financial year which last ended prior to the date of exercise. In the financial year ending 30 June 2006, the lowest threshold, at which 25% of the options may be exercised, is an EPS of 0.52 pence and the maximum threshold, at which 100% of the options may be exercised, is an EPS of 2.22 pence.  These thresholds will increase over the exercise period until the options lapse in 2013.

 (3)

No Director holds any other securities of the Company, other than those listed in the table above, or has the right to acquire other equity securities of the Company.

The Company has the following option schemes under which the Company currently grants, or has previously granted, options to employees to purchase Ordinary Shares: the CIL Employee Option Scheme; the Approved and Non Approved parts of the Company’s 1997 Employee Option Scheme; the Company’s Savings Related Share Option Scheme 2002; the Company’s Long Term Incentive Plan 2003.  All employees who are not eligible to participate in the Long Term Incentive Plan 2003 are entitled to participate in the Company’s 1997 Employee Option Scheme, with options being granted at the discretion of its Board of Directors.  No options have been granted under the CIL Employee Option Scheme since 1997, and none will be granted under that scheme in the future.

Employees

The Group had 110 employees at 30 June 2004. 64 employees were based at the Company’s premises in Deeside, North Wales, of which 31 were involved in management and administration, 13 in research and development and 20 in manufacturing and production.  All of the remaining 46 employees were country or area directors or managers, or sales representatives, of the pharmaceuticals and diagnostics businesses.  No employee is represented by a union or covered by a collective bargaining agreement. The Group recognises, and places considerable value on, the contribution made by all employees to the development of the Group and the achievement of its goals. The Group seeks to keep all of its employees informed on matters affecting them as employees and affecting the Group as a whole.

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

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

Name	Number of Ordinary Shares held at 25 November 2004	% Held of Ordinary Shares at 25 November 2004	Number of Ordinary Shares Held at 25 December 2003	% Held of Ordinary Shares at 25 December 2003	Number of Ordinary Shares Held at October 25 2002	% Held of Issued Ordinary Shares at October 25 2002
Yggdrasil AB	58,505,534	16.09	53,187,259	16.10	53,187,259	16.10
Schroder UK Enterprise Fund	36,638,867	10.09	31,888,867	9.64	31,250,067	9.46
Barclays Personal Investment Management	23,687,492	6.51	23,519,391	7.11	Below 3%	Below 3%
TD Waterhouse Investor Services	15,992,426	4.39	16,939,388	5.12	13,086,181	3.96
Charles Schwab Dealing	Below 3%	Below 3%	Below 3%	Below 3%	15,791,724	4.78

None of the above shareholders have any special voting rights.

As of 30 November 2004, there were 25 record holders of ADSs, representing in the aggregate 5,548,290 Ordinary Shares or approximately  1.5 % of the issued Ordinary Shares of the Group.

Related Party Transactions

No related party transactions within the meaning of Item 7. B of Form 20-F took place during the fiscal year ended 30 June 2004 or have taken place subsequent thereto through to the date of this report.  No related party transaction is currently proposed.

Interests of Experts and Counsel

Not applicable.

ITEM 8 – FINANCIAL INFORMATION

A.

The Consolidated Statements and other Financial Information required by this Item are included under Item 17 of this report.

ITEM 9 – THE OFFER AND LISTING

A.

Offer and Listing Details

Not applicable.

B.

Plan of Distribution

Not applicable.

C.

Markets

The outstanding share capital of the Company as at 9 December 2004 represents 377,054,694 Ordinary Shares (which comprises 363,726,929 Ordinary Shares of £0.01 each and 13,327,765 options granted but unexercised). The Ordinary Shares of the Company are listed on the London Stock Exchange.  The Company's ADSs are traded through the NASDAQ National Market.

On August 5, 2002, the ratio of the Company’s ADSs to the Company’s Ordinary Shares was changed so that 1 ADS now represents 30 Ordinary Shares.

As at 30 November 2004, the Company's Ordinary Shares share register identified 13,075 holders, holding  363,726,929 Ordinary Shares of which there were 12 holders in the US, holding  353,897 Ordinary Shares.  The Bank of New York, in its capacity as Depository for the Company's ADSs, holds its Ordinary Shares under nominee accounts with BNY Nominees Limited and ANZ Nominees Limited.  The sub-account of The Bank of New York at 30 November 2004 identified  25 ADS holders of record, representing  184,943  ADSs, which represent  5,548,290 Ordinary Shares.

The tables below present, for the periods indicated, (a) the high and low prices for the Company’s ordinary shares as listed on the London Stock Exchange, (b) the reported high and low closing sales prices of  the Company’s American Depositary Shares, or ADSs, on Nasdaq and (c) the high and low price of the Company’s ordinary shares on the Australian Stock Exchange.  On 14 June 2002, the Company’s ordinary shares ceased trading on the Australian Stock Exchange.

On 9 December 2004 the closing sale price of the Company's Ordinary Shares on the London Stock Exchange was £0.0888 and the last trading price of the Company’s ADS’ on Nasdaq was US$4.79.

		Ordinary Shares London		ADS		Australian
		Stock Exchange		Nasdaq		Stock Exchange(2)
		High	Low	High	Low	High	Low
		p	p	US$(1)	US$(1)	A$	A$
1. Annual High and Low Market Prices:
2000	July 99 – June 00	34	9	13.88	5.25	0.97	0.53
2001	July 00 – June 01	66	9	22.31	4.86	1.30	0.30
2002	July 01 – June 02	21.71	5	10.80	1.74	0.68	0.16
2003	July 02 – June 03	10.25	5	4.75	1.70
2004	July 03 – June 04	14.875	5.75	7.319	2.72
2. Quarterly High and Low Market Prices:
2004	July 03 – Sept. 03	14.875	8.25	7.319	4.06
	Oct. 03 – Dec. 03	13	8.5	6.22	4.08
	Jan. 04 – Mar. 04	10.38	6.38	6.37	3.56
	Apr. 04 – June 04	8.12	5.75	5.24	2.72
3. Monthly High and Low Market Prices:
	July 2004	7.88	6.25	4.54	3.11
	August 2004	8	5.875	4.68	3.00
	September 2004	8.75	7	5.00	3.80
	October 2004	8.5	7.5	5.60	4.01
	November 2004	10	8.5	5.59	4.31
	December 2004(3)	8.88	8	4.95	4.6

(1)

Adjusted for 1-for-6 reverse split on August 5, 2002.

(2)

In respect of the ASX until 14 June 2002, when the Company’s shares were de-listed.

(3)

Such period commencing on 1 December 2004 and concluding 9 December 2004.

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

ITEM 10 – ADDITIONAL INFORMATION

A.

Share Capital

Not applicable.

B.

Memorandum and Articles of Association

The Company is a public limited company registered under the laws of England and Wales.  Its Company Number in England and Wales is 3321624.  A copy of the Memorandum and Articles of Association of the Company is contained in Exhibit 1.1. The Company's principal object, which is contained in Clause 4 of the Memorandum of Association is to carry on the business of a holding company. The rules relating to directors and officers are detailed in Articles 73 to 113 of the Company's Articles of Association.  Article 106 provides that any director may not vote on any matter in which he has a material interest, except in certain limited circumstances. Directors’ compensation is determined by the Remuneration Committee, as detailed in "Item 6".  Article 102 provides that the directors may exercise all powers of the Company to borrow money.  Articles 74 and 75 provide that any director appointed since the last annual general meeting must retire at the next annual general meeting and be proposed for re-election, that one third of the remaining directors must retire by rotation and again be proposed for re-election and that any director who has served for 3 years since last re-election must retire by rotation and again be proposed for re-election.  Article 82 provides that a director shall vacate his office at the annual general meeting next after he attains the age of 70.  There is no shareholding qualification for being a director.

The Company has only one class of shares, Ordinary Shares with a nominal value of 1p each.  The rights relating to each share are detailed in Articles 4 to 44 of the Company's Articles of Association.  The rights attaching to each Ordinary Share are the same, and all shares participate equally in any dividends or surplus.

Subject to any conditions of allotment, the directors may make calls on shareholders in respect of monies unpaid (whether on account of the nominal amount or by way of premium) by giving at least 14 days’ notice specifying the time and place of payment of each call.  The Company has a first lien on every not fully paid share for all moneys called in respect of that share.

Any change to the rights attaching to any shares will require the consent of shareholders at a general meeting.

The rules governing the notification, holding and proceedings of General Meetings are detailed in Articles 45 to 72 of the Company's Articles of Association.  The directors may convene a general meeting and, on request of members (i.e., shareholders) in accordance with the Companies Act, shall convene an extraordinary general meeting.  An annual general meeting and an extraordinary general meeting for the passing of a special resolution must be called with at least 21 clear days’ notice and all other extraordinary general meetings must be called with at least 14 clear days’ notice.  No business may be transacted at any general meeting unless a quorum is present. Generally three persons entitled to vote at the meeting, each being a member or a proxy for a member or a duly authorised representative of a corporation, shall constitute a quorum.

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

C.

Material Contracts

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by the Group within the period of two years immediately preceding the date of filing of this document and may be material:

•

Exclusive distribution agreement dated March 13th, 1992 and made between Interfalk AG and Thames Laboratories Limited (the “Original Agreement”), as amended by an Amendment and Termination Deed, and a Non-Compete Deed, both dated January 31, 2003 and made between Provalis plc and Dr Falk Pharma (together the “New Agreements”). Under the terms of the Original Agreement, the Group was appointed as the exclusive distributor of the Falk range of Products in the United Kingdom until March 2010.  The effect of the New Agreements was to:-

•

extend the territory to include the Republic of Ireland;

•

provide for the Original Agreement to terminate on December 31st, 2004;

•

provide that the Group would not promote, market or sell any products which compete with the Falk range of products in either the United Kingdom or the Republic of Ireland before December 31st, 2006; and

•

provide for Dr Falk to pay to the Company the total sum of £5.0m, in instalments of £1.5m in February 2003, £1.5m in January 2004 and £2.0m in January 2005.  The final instalment is subject to a pro-rata reduction in the event sales of the Falk products are less than £2.4m.

Under these Agreements, the Group pays for all products purchased from Falk in Euros within 30 days of receipt of invoice, such invoice to be submitted on or after delivery of the products.

•

Exclusive distribution agreement dated April 16th, 2004 between Edmond Pharma s.r.l and Provalis Healthcare Limited, under the terms of which Provalis was appointed as the exclusive distributor of Erdotin™ in the United Kingdom and Ireland.

•

Letter of Engagement between the Company and Evolution Beeson Gregory Limited dated 16 September 2004 under which Evolution Beeson Gregory were appointed to advise in connection with the placing announced by the Company on September 17th, 2004. In consideration for their further services, the Company paid Evolution Beeson Gregory a fee of £78,227, being approximately 3 % of the gross proceeds.

See also “Directors’ Service Contracts and Remuneration” under Item 6.

D.

Exchange Controls

There are currently no UK laws, decrees or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends or other payments to US holders of equity securities of UK companies, except as set forth under "Taxation."

E.

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

This section discusses in turn each such possible charge, it assumes that “the Custodian” is a person or company whose business is or includes issuing depositary receipts for chargeable securities, or is a nominee for such a person.

Section 67 FA 1986 states that ad valorem Stamp Duty will be charged on an instrument transferring “relevant securities” of a company incorporated in the UK to a “Custodian” as described above (the only exception is where the transferor is also a “custodian” as described above, and both transferor and transferee are UK resident companies in which case the Stamp Duty charge would be £5). “Relevant securities” include shares in or stock or marketable securities of any company which need not be incorporated in the United Kingdom. Although liability to UK stamp duty may therefore arise on the transfer of an ADS, duty will not in practice become payable provided that the instrument of transfer is executed and remains outside the UK. The SDRT charges described below arise on “chargeable securities” which do not include securities in non-UK companies (unless they are in a register kept in the UK, or paired with UK shares).There should therefore be no liability to SDRT in respect of any agreement for the transfer of ADSs.

Ad valorem stamp duty is chargeable on conveyances or transfers of Ordinary Shares at the rate of ½% of the chargeable consideration, if any, for the transfer. Part 1 Schedule 13 FA 1999. An issue of shares does not attract Stamp Duty.

S87 FA 1986 provides that SDRT will be imposed, at the rate of ½% of the consideration for the transaction, if an agreement is made for the sale of Ordinary Shares, unless an instrument of transfer of the Ordinary Shares in favour of the purchaser or its nominee is executed and duly stamped within six years of the date of the agreement – S92 FA 1986.  S91 FA 1986 provides that SDRT is in general payable by the purchaser of Ordinary Shares, but regulations have been made which provide for collection from other persons in certain circumstances these are described in Statutory Instrument 1986/1711.

S67 FA 1986 provides that ad valorem stamp duty will be imposed on any instrument transferring Ordinary Shares to a nominee or agent for a depository which then issues depository receipts (such as the ADSs).  Where the instrument is liable to stamp duty as a "conveyance on sale" (because it completes a sale of Ordinary Shares or ADSs), then the rate of duty will be 1½% of the consideration for the sale implemented by the instrument – sub-section 2.  Where the instrument of transfer is not stampable as a conveyance on sale, then the rate of duty will be 1½% of the market value of the security transferred by the instrument – sub-section 3.

S 93 FA 1986 imposes a charge to SDRT which will apply where Ordinary Shares are transferred to a nominee or agent for the Depository under an arrangement under which the Depository issues ADRs.  SDRT, which will be payable by the Depository, will be charged at a rate of 1½% of the consideration for the transfer.  Where there is no such consideration, the rate of the SDRT will be 1½% of the market value of the securities transferred.  The charge to SDRT will, however, be reduced by the amount, if any, of ad valorem stamp duty paid on the instrument transferring the Ordinary Shares – sub section 7. Where the shares are issued, the charge will be 1½ % of their price when issued. There is no charge to SDRT where securities are transferred from companies described as “Custodian” above and are both resident in the UK.

A transfer of Ordinary Shares from the Depository or its agent or nominee to an ADR holder, or a person designated by such holder, on cancellation of an ADS which is liable to duty as a "conveyance of sale" because it completes a sale of such Ordinary Shares, will be liable to ad valorem stamp duty, payable by the purchaser, at the rate of ½% of the consideration, if any, for the transfer.  A transfer of Ordinary Shares from the Depository or its agent or nominee to an ADR holder on cancellation of an ADS which is not liable to duty as a "conveyance on sale" will be liable to a fixed stamp duty of £5.

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

United States Taxation

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, current and proposed Treasury regulations promulgated thereunder, judicial decisions and published positions of the US Internal Revenue Service, known as the “IRS”, and other applicable authorities, all as in effect as of the date hereof, and each of which is subject to change or to differing interpretations, possibly with retroactive effect.  This discussion does not address all aspects of US federal income taxation that may be relevant to any particular shareholder based on the shareholder’s individual circumstances.

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

-

hold American Depository Shares or Ordinary Shares as part of a straddle, “hedge”, “conversion transaction” or other risk reduction strategy with other investments;

-

have a functional currency that is not the US dollar;

-

are regulated investment companies; or

-

own more than 10% of the Company’s shares, directly or through the application of US stock ownership attribution rules.

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

Taxation of Dividends

For the purposes of the following paragraphs, a "US Holder" is a beneficial owner of Ordinary Shares or ADSs that, for US federal income tax purposes, is: (i) a citizen or resident of the US, (ii) a partnership or corporation created or organized in or under the laws of the US or any or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to US federal income taxation regardless of its source or (iv) a trust if such trust validly elects to be treated as a US person for US federal income tax purposes or if (a) a court within the US is able to exercise primary supervision over its administration and (b) one or more US persons have the authority to control all of the substantial decisions of such trust.  A “Non-US Holder” is a beneficial owner of Ordinary Shares or ADSs that is not a US Holder.

The gross amount of any distribution by the Company of cash or property with respect to Company Ordinary Shares or ADSs to any US Holder (that is, the amount before reduction for the UK withholding tax and inclusive of any tax refunds or credits paid to the US Holder with respect to the dividend) generally will be includable in gross income by a US Holder as dividend income to the extent such distributions are paid out of the current or accumulated earnings and profits of the Company as determined under US federal income tax principles.  The dividend will not be eligible for the dividends received deduction otherwise allowed to US corporations.  To the extent, if any, that the amount of any distribution by the Company exceeds the Company’s current and accumulated earnings and profits as determined under US federal income tax principles, it will be treated first as a tax-free return of the US Holder’s adjusted US tax basis in Company Ordinary Shares or ADSs and thereafter as capital gain.  The Company does not maintain calculations of its earnings and profits under US federal income tax principles.

President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003 on May 28, 2003, which contains a provision modifying dividend treatment to noncorporate taxpayers.  Effective retroactively to January 1, 2003, dividends from US corporations and qualified foreign corporations (including dividends with respect to ADSs) and received by noncorporate US Holders are treated as net capital gains.  They are taxed in full at capital gain rates and cannot be first offset with capital losses.  A qualified foreign corporation is a corporation that is incorporated in a US possession, or is eligible for benefits of a comprehensive income tax treaty with the US, which the IRS determines is satisfactory for purposes of this provision, and which includes an exchange of information program.  The US and the UK ratified a new income tax treaty on March 31, 2003, replacing the old treaty and in force for dividend payments made on or after May 1, 2003.  The IRS has not opined whether either the old or the new treaty is comprehensive for purposes of this provision.  However, the House and Senate conferees of the Act intend that a company will be eligible for benefits of a comprehensive tax treaty within the meaning of this provision if it would qualify for the benefits of the treaty with respect to substantially all of its income in the taxable year in which the dividend is paid (with the exception of Barbados). A Passive Foreign Investment Company or a Foreign Personal Holding Company will not be considered a qualified foreign corporation for purposes of dividend treatment. The amount includable in income will be the US dollar equivalent of the payment regardless of whether the payment is in fact converted into US dollars.  Generally, any gain or loss resulting from currency exchange fluctuations will be treated as ordinary income or loss.  Pounds Sterling received by US Holders will have a tax basis equal to the US dollar value at the time of distribution.  Subject to certain limitations, any UK withholding tax imposed on the dividend may be eligible for credit against a US Holder's US federal income tax if the US Holder meets certain requirements.

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements”, a Non-US Holder of the Company Ordinary Shares or ADSs generally will not be subject to US federal income or withholding tax on dividends received on the Company Ordinary Shares or ADSs, unless such income is effectively connected with the conduct by such Non-US Holder of a trade or business in the US.

Passive Foreign Investment Company Status

In general, the Company will be a Passive Foreign Investment Company (“PFIC”) if either 75% or more of its gross income in a tax year is passive income or the average percentage of its assets (by value) which produce or are held for the production of passive income is at least 50%.

Because the Company will receive interest income and may receive royalties, the Company may be PFIC for US federal income tax purposes.  US Holders should consult with their tax adviser to determine the tax consequences of holding stock in a PFIC.

If the Company is (or under the circumstances described above, was) a PFIC, the direct and certain indirect US Holders must either (i) elect to report currently their pro rata share of the Company's ordinary earnings and net capital gain even if they do not receive distributions from the Company (the "QEF” election), or (ii) upon disposition of the Ordinary Shares or ADSs or receipt of an "excess distribution" (as defined in the Code), generally be subject to tax as if the gain or distribution were ordinary income earned ratably over the period in which the Ordinary Shares or ADSs were held (including payment of an interest charge on the deferred tax) and face other adverse tax consequences.  US Holders may elect to "mark to market" their Ordinary Shares or ADSs in determining their PFIC income amount as long as the Ordinary Shares or ADSs constitute "marketable stock".

The qualified election and the "mark to market" election are made on a shareholder-by-shareholder basis.  Each US Holder should consult with his own tax adviser to decide whether to make the “QEF” or the "mark to market" election.

A US Holder may recognise foreign currency gain or loss, subject to a de minimis limit for individual US Holders, if any, with respect to income included if the "QEF” is made at the time it received an actual distribution from the Company.

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

Backup Withholding Tax and Information Reporting Requirements

US backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders’ stock.  Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, Company Ordinary Shares or ADSs made within the US to a holder of Company Ordinary Shares or ADSs (other than an “exempt recipient”, including a corporation, a payee that is not a US person that provides an appropriate certification and certain other persons).  A payor will be required to backup withholding tax on any payments of dividends on, or the proceeds from the sale or redemption of, Company Ordinary Shares or ADSs within the US to a holder (other than an “exempt recipient”) if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements.  The current backup withholding tax rate of 28 percent is scheduled to remain through until December 31 2010.

In the case of such payments made within the US to a foreign simple trust, a foreign grantor trust or a foreign partnership (other than payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that qualifies as a “withholding foreign trust” or a “withholding foreign partnership” within the meaning of such US Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the US), the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements.  Moreover, a payor may rely on a certification provided by a payee that is not a US person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

F.

Dividends and Paying Agents

Not applicable.

G.

Statements by Experts

Not applicable.

H.

Documents on Display

The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended.  In accordance with these requirements, the Company files reports and other information with the SEC.  These materials, including this annual report and exhibits thereto, may be inspected and copied at prescribed rates at the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the SEC's public reference rooms by calling the SEC in the United States at 1-800-SEC-0330. The documents filed by the Company with the SEC via EDGAR are also publicly available at the SEC’s website at www.sec.gov.

I.

Subsidiary Information

Not applicable.

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Provalis’ primary market risk exposures are interest rate risk and foreign currency risk.

Interest Rate Sensitivity

The Group’s exposure to market risk for changes in interest rates relates primarily to its cash and short term investments.  Provalis centrally manages its investment portfolios balancing investment opportunities, risks, tax consequences and overall financing strategies.

Provalis’ investment portfolio consists of cash and short term bank deposits.  None of these investments are subject to interest rate risk and their fair value will not decrease in value if market interest rates increase.

Assuming variable rate debt and cash levels as at 30 June 2004, a one point change in interest rates would impact annual net interest income by less than £0.1million.

Foreign Exchange Rate Sensitivity

Provalis operates in international markets.  All turnover is invoiced in sterling.  The Group has entered into a distribution agreement for its diagnostic business with Cholestech Inc in the USA, whereby the price of product varies in accordance with the US dollar/UK pounds sterling exchange rate.  The contract was entered into when the exchange rate was 1.55 US dollar = 1.00 pound sterling.  The impact on the profit and loss accounts was less than £0.1million in 2004.  The Group regularly reviews its US dollar transactional exposure, and considers whether or not to seek to hedge through forward exchange forward instruments, any significant transactional exposures during the year.

The Group purchases the majority of products for its pharmaceutical business from the Eurozone, and enters into foreign exchange forward instruments, in order to hedge its transactional exposure for up to one year ahead.

Commodity Price Sensitivity

Not applicable.

Market and Credit Risk

The foreign exchange contracts are entered into with its bankers, Barclays Bank plc.  The Group monitors its credit exposure to its counterparties, together with their credit rating.

The cash at bank and on deposit comprise of money market deposits.  The investments are with counterparties having strong credit ratings.

In addition to the above risks, the Group’s ability to manage its working capital requirements is partially dependent on the timing of the capital receipts due from Dr Falk Pharma and of the arbitration award from Dimethaid International Inc. The Group actively monitors working capital requirements and considers ways to address potential shortfalls.

The Group had £3.0m of undrawn committed borrowings from Barclays Bank plc as at 30 June 2004.

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 – CONTROLS AND PROCEDURES

The Group maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in SEC rules and regulations. During Fiscal Year 2004 the agents used by the Company to file Form 6-Ks omitted to file several Form 6-Ks due to a failure of their internal controls. This omission was remedied as soon as the Company became aware of it and the Company has received confirmation that such an omission will not occur again. All subsequent filings have been made on time.

The Group carried out an evaluation, under the supervision and with the participation of the Group’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures at June 30, 2004. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of the Group have concluded that the Group’s disclosure controls and procedures are effective. No change in the Group’s internal control over financial reporting has occurred during the year ended June 30, 2004 that has materially affected, or is reasonably likely to materially affect, the Group’s internal control over financial reporting.

In designing and evaluating our disclosure controls and procedures, our management, including the Chief Executive and Chief Financial Officer, recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.  No reasonable system of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Ms. Christine Soden, who serves as the Chairman of the Audit Committee of the Board, qualifies as an audit committee financial expert within the meaning of Item 16A of Form 20-F, and is independent within the meaning of Rule 10A-3 and Nasdaq listing standards applicable to the Company

ITEM 16B – CODE OF ETHICS

The conduct of the directors and senior employees of the Group are governed by the terms of their service contracts, by the laws of England and Wales and by the rules and regulation of the stock exchanges on which the shares of the Company are listed and of the regulatory bodies which regulate such exchanges. The Company has not adopted a Code of Ethics as this is not required by the laws of England and Wales, its country of incorporation. However, the Company intends to adopt a Code of Ethics during fiscal year 2005.

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees for professional services provided by  KPMG Audit Plc, the Group’s principal accountant, in each of the last two fiscal years are set out in the table below:-

	2004 (£)	2003 (£)
Audit fees	91,000	105,000
Audit – related fees	5,875	-
Tax fees	28,325	42,625
All other fees	-	-
Total	125,200	147,625

Audit fees are defined as the remuneration for professional services rendered for the audit of the Group consolidated financial statements, and the audit of local statutory financial statements. This category also includes services that can only be provided by the Group’s principal accountant, such as auditing the application of new accounting policies, audits of consent and comfort letters and any other audit services required for US Securities and Exchange Commission regulatory filings.

Audit-related fees include other assurance services that are related to the performance of the audit of the financial statements. It comprises amounts for the audit of a grant application and of the Pharmaceutical Pricing Regulation Scheme.

Tax fees in fiscal year 2004 include £19,800 relating to tax compliance and £8,525 relating to tax advice and in fiscal year 2003 include £15,609 relating to tax compliance and £27,016 relating to tax advice.

The Audit Committee’s pre-approval policies and procedures are set out under “Item 6 – Board Practices – Audit Committee”. All non-audit services provided by the Principal Accountant were pre-approved by the Audit Committee. No external work on the audit for Fiscal Year 2004 was performed by persons not being full time permanent employees of the Principal Accountant.

ITEM 16D – EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17 – FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

Page

Report of Independent Auditors

F-1

Consolidated Statements of Operations for the fiscal years

ended 30 June 2004, 2003 and 2002

F-2

Consolidated Balance Sheets at 30 June 2004 and 2003

F-3

Consolidated Cash Flow Statements for the fiscal years

ended 30 June 2004, 2003 and 2002

F-4

Statement of Total Recognised Gains and Losses for the fiscal years ended 30 June 2004, 2003 and 2002

F-6

Reconciliation of Movements in Shareholders’ Funds for the fiscal years ended 30 June 2004, 2003, 2002

F-6

Notes to the Consolidated Financial Statements

F-7

ITEM 18 - FINANCIAL STATEMENTS

The Company has responded to Item 17 in lieu of responding to this Item.

ITEM 19 - EXHIBITS

1.1

Memorandum and Articles of Association of the Company.

2.1

Amended and Restated Deposit Agreement (incorporated by reference to Exhibit A to the Company’s post-effective amendment no. 1 to registration statement on Form F-6, File No. 333-8072, filed on August 5, 2002).

4.1

Standard Form Service Agreement for Executive Directors of Provalis plc (incorporated by reference to Exhibit 4.1 to the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2001).

4.2

Rules of the 1997 Employee Option Scheme (incorporated by reference to Exhibit 4.3 to the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2002).

4.3

Rules of the 2001 Save As You Earn Scheme (incorporated by reference to Exhibit 4.4 to the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2002).

4.4

Rules of the Provalis plc Long Term Incentive Plan 2003 (incorporated by reference to Exhibit 4.5 to the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2003).

A.1

Draft Trust Deed of the Provalis plc employee share ownership trust (incorporated by reference to Exhibit 4.6 to the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2003).

4.6

Distribution Agreement made between Interfalk AG and Thames Laboratories Limited dated March 13, 1992, as amended by an Amendment and Termination Deed, and a Non-Compete Deed, both dated January 31, 2003, and made between Dr Falk Pharma and Provalis plc (incorporated by reference to Exhibit 4.9 to the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2003).

4.7

Distribution Agreement made between Edmond Pharma s.r.l and Provalis Healthcare Limited dated April 16th, 2004.

4.8

Letter of Engagement made between the Company and Evolution Beeson Gregory Limited dated September 16 2004.

6

See notes to the consolidated financial statements.

8

See “Organisational Structure” under Item 4.

12.1

Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2

Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

A.1

Certification of the Chief Executive Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code, 18 USC 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

A.2

Certification of the Chief Financial Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code, 18 USC 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Report of the Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Provalis plc:

We have audited the accompanying consolidated balance sheets of Provalis plc and subsidiaries as of June 30, 2004 and 2003, and the related consolidated statements of operations, cash flows, and movements in shareholders’ funds for each of the years in the three-year period ended June 30, 2004.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Provalis plc and subsidiaries as of June 30, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2004, in conformity with generally accepted accounting principles in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 22 to the consolidated financial statements.

“/s/ KPMG Audit Plc”

KPMG Audit Plc

Liverpool, United Kingdom

September 16, 2004 except for Note 22 and Note 24 which are of December 10, 2004

Consolidated Statement of Operations

For the year ended 30 June 2004

		Before	Exceptional		Before	Exceptional		Before	Exceptional
		exceptional	Items		Exceptional	items		Exceptional	Items
		items	note 4	Total	items	note 4	Total	items	note 4	Total
		2004	2004	2004	2003	2003	2003	2002	2002	2002
	Notes	£’m	£’m	£’m	£’m	£’m	£’m	£’m	£’m	£’m
Turnover
– Continuing activities	2, 3	12.9	—	12.9	14.0	—	14.0	9.1	—	9.1
– Discontinued activities	2, 3	—	—	—	—	—	—	0.3	—	0.3
		12.9	—	12.9	14.0		14.0	9.4		9.4
Cost of sales	2	(5.6)	—	(5.6)	(6.3)	—	(6.3)	(4.1)	—	(4.1)
Gross profit		7.3	—	7.3	7.7	—	7.7	5.3	—	5.3
Selling and distribution expenses	2	(4.0)	—	(4.0)	(3.1)	—	(3.1)	(3.2)	—	(3.2)
Administration expenses
Amortisation of intangible assets	2,10	(1.4)	—	(1.4)	(1.5)	—	(1.5)	(0.9)	(0.5)	(1.4)
Administration costs	2	(3.5)	—	(3.5)	(3.2)	—	(3.2)	(2.8)	—	(2.8)
Research and development costs	2	(1.7)	—	(1.7)	(2.0)	—	(2.0)	(3.3)	—	(3.3)
		(6.6)	—	(6.6)	(6.7)	—	(6.7)	(7.0)	(0.5)	(7.5)
Operating loss
– Continuing activities	2	(3.3)	—	(3.3)	(1.7)	—	(1.7)	(3.7)	(0.5)	(4.2)
- Discontinued activities	2	—	—	—	(0.4)	—	(0.4)	(1.2)	—	(1.2)
		(3.3)	—	(3.3)	(2.1)	—	(2.1)	(4.9)	(0.5)	(5.4)
Loss on termination of discontinued activities		—	—	—	—	(0.2)	(0.2)	—	—	—
Profit on variation of distribution agreement – continuing activities	4	—	1.0	1.0	—	3.4	3.4	—	—	—
Compensation arising from Dimethaid arbitration – continuing activities		—	0.4	0.4	—	—	—	—	—	—
(Loss )profit on ordinary activities before interest		(3.3)	1.4	(1.9)	(2.1)	3.2	1.1	(4.9)	(0.5)	(5.4)
Interest receivable and similar income		0.1	—	0.1	0.2	—	0.2	0.2	—	0.2
(Loss)profit on ordinary activities before taxation	3, 6	(3.2)	1.4	(1.8)	(1.9)	3.2	1.3	(4.7)	(0.5)	(5.2)
Tax on loss on ordinary activities	7	(0.3)	—	(0.3)	—	—	—	0.4	—	0.4
(Loss)profit for the financial year		(3.5)	1.4	(2.1)	(1.9)	3.2	1.3	(4.3)	(0.5)	(4.8)
(Loss)profit per share – basic and diluted	8	(1.1)p	0.5p	(0.6)p	(0.6)p	1.0p	0.4p	(1.7)p	(0.2)p	(1.9)p

The notes on pages F-7 to F-28 form an integral part of these consolidated financial statements.

Consolidated Balance Sheet

At 30 June 2004

		2004	2003
	Notes	£’m	£’m
Fixed assets
Intangible assets	10	11.1	12.5
Tangible assets	11	1.8	1.6
Investments – restricted deposits	12	—	—
		12.9	14.1
Current assets
Stocks	13	2.1	1.9
Debtors	14	3.7	4.0
Cash and deposits		1.8	6.6
		7.6	12.5
Creditors: Amounts falling due within one year	15	(5.4)	(7.7)
Net current assets		2.2	4.8
Total assets less current liabilities		15.1	18.9
Creditors: Amounts falling due after more than one year	16	(0.1)	(1.8)
Net assets	3	15.0	17.1

Capital and reserves
Called-up share capital	17	3.3	3.3
Share premium account	18	24.1	24.1
Merger reserve	18	96.3	96.3
Profit and loss account	18	(108.7)	(106.6)
Equity shareholders’ funds	18	15.0	17.1

The notes on pages F-7 to F-28 form an integral part of these consolidated financial statements.

Consolidated Cash Flow Statements

For the year ended 30 June 2004

Reconciliation of operating loss to net cash outflow from operating activities		2004	2003	2002
	Notes	£’m	£’m	£’m
Operating loss		(3.3)	(2.1)	(5.4)
Depreciation of tangible fixed assets		0.6	0.5	0.4
Amortisation of intangible fixed assets		1.4	1.5	1.4
(Increase) in stocks		(0.2)	(0.5)	(0.6)
Increase (decrease) in creditors		0.1	0.2	(0.2)
(Increase) decrease in debtors		(0.1)	(0.3)	0.7
Net cash outflow from operating activities	20a	(1.5)	(0.7)	(3.7)

Returns on investments and servicing of finance
Interest received		0.1	0.2	0.2
Net cash inflow from returns on investments and servicing of finance		0.1	0.2	0.2

Taxation
Research and development tax credit received		—	0.6	0.1
Net cash inflow from taxation		—	0.6	0.1

Capital expenditure and financial investment
Purchase of intangible fixed assets		(4.6)	(4.6)	(3.9)
Purchase of tangible fixed assets		(0.8)	(0.5)	(0.8)
Compensation arising from Dimethaid arbitration		0.3	—	—
Proceeds on variation of distribution agreement		1.5	1.5	—
Deferred income – Welsh Assembly Grant		0.2	—	—
Net cash outflow from capital expenditure and financial investment		(3.4)	(3.6)	(4.7)

Acquisitions and disposals
Termination of discontinued businesses		—	(0.2)	—
Net cash outflow from acquisitions and disposals		—	(0.2)	—

Net cash outflow before management of liquid resources and financing		(4.8)	(3.7)	(8.1)

Management of liquid resources
Decrease (increase) in short term deposits		4.9	3.5	(0.5)
Net cash inflow (outflow) from management of liquid resources		4.9	3.5	(0.5)

Financing
Issue of ordinary shares		—	—	10.8
Share issue costs		—	—	(0.7)
Unsecured loan repayments		—	(0.1)	(0.3)
Net cash (outflow) inflow from financing		—	(0.1)	9.8

Increase (decrease) in cash		0.1	(0.3)	1.2

Reconciliation of net cash flow to movement in net funds
	2004	2003	2002
	£’m	£’m	£’m
Increase (decrease) in cash in the year	0.1	(0.3)	1.2
Repayments of unsecured loan	—	0.1	0.3
(Decrease) increase in short term deposits	(4.9)	(3.5)	0.5
Movement in net funds in the year	(4.8)	(3.7)	2.0
Net funds at 1 July 2003	6.6	10.3	8.3
Net funds at 30 June 2004	1.8	6.6	10.3

Analysis of changes in net funds	As at 1 July 2003	Cashflow	As at 30 June 2004
	£’m	£’m	£’m
Cash	1.6	0.1	1.7
Short term deposits	5.0	(4.9)	0.1
Net funds	6.6	(4.8)	1.8

The notes on pages F-7 to F-28 form an integral part of these consolidated financial statements

Statement of Total Recognised Gains and Losses

For the year ended 30 June 2004

	2004	2003	2002
	£’m	£’m	£’m
Profit (loss) for the financial year	(2.1)	1.3	(4.8)
Currency translation differences on foreign currency net investments	—	(0.1)	—
Total recognised gains and losses relating to the year	2.1	1.2	(4.8)

The notes on pages F-7 to F-28 form an integral part of these consolidated financial statements.

Reconciliation of Movements in Shareholders’ Funds

For the year ended 30 June 2004

	2004	2003	2002
	£’m	£’m	£’m
Shareholders’ funds at the beginning of the year	17.1	15.9	10.6
Share capital issued	—	—	10.8
Share issue costs	—	—	(0.7)
Profit (loss) for the financial year	(2.1)	1.3	(4.8)
Currency translation differences on foreign currency net investments	—	(0.1)	—
Shareholders’ funds at the end of the year	15.0	17.1	15.9

The notes on pages F-7 to F-28 form an integral part of these consolidated financial statements.

Provalis plc and subsidiaries

Notes to the consolidated financial statements

For the year ended 30 June 2004

1. Accounting policies

A summary of the principal accounting policies, all of which have been applied consistently throughout the year and the preceding year, are set out below:

(a) Basis of accounting and preparation

The accounts have been prepared under the historical cost convention and in accordance with applicable UK accounting standards.

The information set out in these accounts does not constitute the company’s statutory accounts for the year ended 30 June 2004. Those accounts have been reported on by the company’s auditors; the report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The accounts for the year ended 30 June 2004 have been delivered to the registrar of companies.

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

(d) Research and development ’R&D’

The Group entered into R&D syndicates which involved the licensing of certain technology by the Group to those syndicates and the agreement of the Group to undertake R&D projects on behalf of the syndicates with a view to developing commercially viable new technology.

The transaction documents of these syndicates provided that these deposits, together with interest earned thereon, may only be used for the conduct of the agreed R&D or, in certain circumstances, in satisfaction of the Group’s obligations to acquire third party interests in the syndication. Accordingly, a provision was made equating to the amounts held on deposit as an estimate of the funding of acquisition obligations that may arise under the syndicate arrangements.

The last of these syndicates was unwound in July 2002.

R&D expenditure is written off in the year of expenditure.

(e) Tangible fixed assets

Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment. Depreciation is provided at rates calculated to write off the cost, less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:

Plant and machinery

2–10 years

Equipment, fixtures and fittings

5–10 years

Computer equipment

3 years

(f) Leased assets

Payments under operating leases are recognised on a straight line basis in the Statement of Operations.

(g) Government Grants

Government grants in respect of capital expenditure are credited to a deferred income account and are released to profit over the expected useful lives of the relevant assets by equal annual instalments. Grants of a revenue nature are credited to income so as to match them with the expenditure to which they relate.

(h) Investments

Fixed asset investments are shown at cost less provision for impairment.

(i) Stocks

Stocks are valued at the lower of cost and net realisable value. The cost of manufactured goods includes materials, direct labour and an appropriate portion of fixed and variable overheads, based on normal levels of activity. Costs are assigned on a first-in-first-out basis.

(j) Cash and short term deposits

Short term deposits have a maturity of more than 24 hours but less than 12 months. Cash and cash equivalents includes cash in hand and deposits repayable on demand.

(k) Taxation

Corporation tax payable is provided on taxable profits at the current rate.

Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the Balance Sheet date, except as otherwise required by FRS 19 ‘Deferred Tax’. As the Group has an unprovided deferred tax asset there has been no impact in the financial statements.

Deferred tax assets are recognised to the extent that on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

(l) Pensions

The Group operates a defined contribution fund for all employees. Contributions are accounted for when they become payable.

(m) Foreign exchange

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

(n) Derivative instruments

The Group uses forward foreign currency contracts to reduce exposure to foreign exchange rates.

The Group considers its derivative instruments qualify for hedge accounting when certain criteria are met.

Forward foreign currency contracts

The criteria for forward foreign currency contracts are:

•

the instrument must be related to a foreign currency asset or liability that is probable and whose characteristics have been identified;

•

it must involve the same currency as the hedged item; and

•

it must reduce the risk of foreign currency exchange movements on the Group’s operations.

The rates under such contracts are used to record the hedged item. As a result, gains and losses are either offset against the foreign exchange gains and losses on the related financial assets and liabilities or, where the instrument is used to hedge a committed or probable future transaction, are deferred until the transaction costs.

(o) Turnover

Group turnover comprises the value of sales (excluding VAT and similar taxes, trade discounts and intra-group transactions) of goods and services in the normal course of business. Turnover also includes the sale of product rights, royalties and milestone payments which are recognised to the extent that delivery has occurred.  Revenue on product sales is recognised on  the transfer of the risks of ownership.

2. Continuing/discontinued activities

		2004			2003			2002
	Continuing	Discontinued	Total	Continuing	Discontinued	Total	Continuing	Discontinued	Total
	£’m	£’m	£’m	£’m	£’m	£’m	£’m	£’m	£’m
Turnover	12.9	—	12.9	14.0	—	14.0	9.1	0.3	9.4
Cost of sales	(5.6)	—	(5.6)	(6.3)	—	(6.3)	(4.1)	—	(4.1)
Gross profit	7.3	—	7.3	7.7	—	7.7	5.0	0.3	5.3
Selling and distribution expenses	(4.0)	—	(4.0)	(3.1)	—	(3.1)	(3.2)	—	(3.2)
Administration expenses
Amortisation of intangible assets	(1.4)	—	(1.4)	(1.5)	—	(1.5)	(1.4)	—	(1.4)
Administration costs	(3.5)	—	(3.5)	(3.2)	—	(3.2)	(2.8)	—	(2.8)
Research and development costs	(1.7)	—	(1.7)	(1.6)	(0.4)	(2.0)	(1.8)	(1.5)	(3.3)
	(6.6)	—	(6.6)	(6.3)	(0.4)	(6.7)	(6.0)	(1.5)	(7.5)
Operating loss	(3.3)	—	(3.3)	(1.7)	(0.4)	(2.1)	(4.2)	(1.2)	(5.4)

3. Segmental analysis

(a) Analysis by geographical segment

The analysis by geographical segment of the Group’s turnover, profit on ordinary activities before taxation and net assets is set out below:

	Turnover		By Destination		By Origin
	2004	2003	2002	2004	2003	2002
	£’m	£’m	£’m	£’m	£’m	£’m
UK	10.9	10.6	8.4	12.9	14.0	9.3
Europe	0.7	0.5	0.2	—	—	—
US	1.3	2.8	0.6	—	—	—
Rest of World	—	0.1	0.2	—	—	0.1
	12.9	14.0	9.4	12.9	14.0	9.4

(Loss) profit on ordinary activities before taxation
	2004	2003	2002
	£’m	£’m	£’m
UK	(1.9)	1.1	(5.4)
Rest of World	—	—	—
(Loss) profit on ordinary activities before interest	(1.9)	1.1	(5.4)
Net interest receivable	0.1	0.2	0.2
	(1.8)	1.3	(5.2)

Net assets
	2004	2003	2002
	£’m	£’m	£’m
UK	15.0	10.4	5.4
Rest of World	—	0.1	0.1
Net operating assets	15.0	10.5	5.5
Unallocated assets including cash and deposits	—	6.6	10.4
Net assets	15.0	17.1	15.9

3. Segmental analysis (continued)

(b) Analysis by class of business

The analysis by class of business segment of the Group’s turnover, profit on ordinary activities before taxation and net assets is set out below:

Turnover
	2004	2003	2002
	£’m	£’m	£’m
Continuing activities
– Medical Diagnostics	1.5	3.1	0.9
– Pharmaceuticals	11.4	10.9	8.2
	12.9	14.0	9.1
– Discontinued activities	—	—	0.3
	12.9	14.0	9.4

(Loss) profit on ordinary activities before taxation

		2004			2003			2002
	Ordinary	Exceptional		Ordinary	Exceptional		Ordinary	Exceptional
	activities	items	Total	activities	items	Total	activities	items	Total
	£’m	£’m	£’m	£’m	£’m	£’m	£’m	£’m	£’m
Continuing activities
– Medical Diagnostics*	(3.1)	—	(3.1)	(2.3)	—	(2.3)	(3.4)	—	(3.4)
– Pharmaceuticals	1.8	—	1.8	2.5	—	2.5	1.3	(0.5)	0.8
– Common costs	(2.0)	—		(1.9)	—	(1.9)	(1.6)	—	(1.6)
– Compensation arising from Dimethaid Arbitration	—	0.4	0.4	—	—	—	—	—	—
– Net interest receivable	0.1	—	0.1	0.2	—	0.2	0.2	—	0.2
Profit on variation of distribution agreement	—	1.0	1.0	—	3.4	3.4	—	—	—
	(3.2)	1.4	(1.8)	(1.5)	3.4	1.9	(3.5)	(0.5)	(4.0)
Discontinued activities**	—	—	—	(0.4)	—	(0.4)	(1.2)		(1.2)
Loss on termination of discontinued activities**	—	—	—	—	(0.2)	(0.2)	—	—	—
	(3.2)	1.4	(1.8)	(1.9)	3.2	1.3	(4.7)	(0.5)	(5.2)

* Medical Diagnostics’ loss is stated inclusive of R&D spend of £1.7m (2003: £1.6m).

** Discontinued activities relate to programmes in the Vaccines research business of Therapeutics R&D, which closed in 2003. The costs of closure have been included in the “Loss on termination of discontinued activities”.

3. Segmental analysis (continued) Net assets
	2004	2003
	£’m	£’m
– Medical Diagnostics	1.3	0.5
– Pharmaceuticals	4.1	7.2
	5.4	7.7
Unallocated assets including cash and deposits	9.6	9.4
	15.0	17.1

Long term assets

	2004	2003
	£’m	£’m
Fixed assets
– Intangible	11.1	12.5
– Tangible	1.8	1.6
	12.9	14.1
Medical Diagnostics	1.8	1.6
Pharmaceuticals	11.1	12.5
	12.9	14.1

4. Exceptional items

	2004	2003
	£’m	£’m
Profit on variation of distribution agreement – continuing activities(1)	1.0	3.4
Dimethaid arbitration – continuing activities (2)	0.4	—
Loss on termination of discontinued activities (3)	—	(0.2)

Notes

1.

This relates to profit recognised on payments arising from the variation of the distribution agreement with Dr Falk Pharma. £1.5m was received in February 2003, £1.5m in January 2004 and a further £0.4m is due to be received in January 2005. Up to a further £1.6m may be received in January 2005 contingent on the levels of sales of Falk products in calendar year 2004. Of this last receipt, £1.0m was recognised in the year ended 30 June 2004, and £0.6m remains to be recognised.

2.

In December 2003 the Group announced that the arbitration it commenced against Dimethaid International Inc. following Dimethaid’s termination of the Pennsaid® distribution agreement had been decided in Provalis’ favour, and that as a result Provalis had been awarded the compensatory sum of £1.2m, together with costs and interest of £0.4m. Subsequent to this announcement the Group negotiated a payment schedule with Dimethaid resulting in an initial receipt of £0.2m in February 2004 and a series of monthly payments ending in April 2005.  Due to the continued uncertainty in the receipt of these monies the award will only be recognised in the Group accounts to the extent that its recovery is considered to be sufficiently certain. £0.7m has been recognised in the period offset by £0.3m of costs incurred in connection with this arbitration.

3.

This relates to the redundancy and closure costs of Therapeutic R&D’s Vaccine programmes.

4.

There are no taxation consequences of the above exceptional items due to the availability of tax losses.

5. Staff costs

	2004	2003	2002
	£’m	£’m	£’m
Employee costs during the year (including executive directors) amounted to:
Wages and salaries	3.4	3.5	3.3
Social security costs	0.4	0.4	0.4
Other pension costs	0.2	0.2	0.2
	4.0	4.1	3.9

The average number of persons (including executive directors) employed by the Group during the year was:

	2004	2003	2002
	Number	Number	Number
By activity
R&D	12	13	17
Sales, marketing and distribution	47	48	50
Production	19	20	20
Administration	28	26	24
	106	107	111

Detailed information concerning directors’ emoluments, shareholdings and options is shown in the “Compensation” and “Share Ownership” sections of Item 6 – Directors, Senior Management and Employees.

6. (Loss) profit on ordinary activities before taxation

(Loss) profit on ordinary activities before taxation is stated after charging:

	2004	2003	2002
	£’m	£’m	£’m
Depreciation and amortisation
– Tangible owned assets	0.6	0.5	0.4
– Intangible assets	1.4	1.5	1.4
Operating lease rentals
– Plant and machinery	0.2	0.3	0.3
– Land and buildings	0.2	0.2	0.3
Auditors’ remuneration
– Audit services	0.2	0.1	0.1
– Non audit services (2002: previous auditors)	—	—	0.1

In 2004 non audit services of £19,800 were payable to the auditors in respect of tax compliance services and £8,525 in respect of tax advisory services.  The fee for the parent company audit was £5,000.

7. Taxation

In December 2003 the Inland Revenue rejected a claim for R&D tax credits in the Medical Diagnostics business for the year ended 30 June 2002.  The Group is strongly contesting the Inland Revenue’s decision. Cumulatively, the Group had recognised £0.4m in respect of the R&D tax credits for the Medical Diagnostics business.  However if the Group’s appeals are unsuccessful, £0.3m of cash received to date in respect of tax credits may have to be repaid, and a provision for this has been included in the tax charge for the period.  The Inland Revenue accepted the claim for the R&D tax claim for the Therapeutics business at an amount of £0.1m in excess of the credits previously recognised in the accounts.

There are taxable losses of approximately £70.7m (2003: £68.4m) available for carrying forward against suitable future taxable profits of Group companies. The agreement of the relevant Revenue authorities will be required before any such tax losses can be utilised.  Accumulated tax losses have not been recognised as deferred tax assets.

(a) Analysis of charge in year

	2004	2003	2002
	£’m	£’m	£’m
R&D tax credit	0.3	—	(0.4)

(b) Factors affecting the tax charge for the year

	2004	2003	2002
	£’m	£’m	£’m
(Loss) profit on ordinary activities before taxation	(1.8)	1.3	(5.2)
(Loss) profit on ordinary activities multiplied by standard rate of taxation (30%)	(0.5)	0.4	(1.5)
Effects of:
– Non tax deductible expenses and income not taxable for tax purposes	0.4	0.3	0.6
– Capital allowances for period in excess of depreciation	(0.2)	—	0.1
– Impact of R&D tax credit cash claim	0.3	—	—
– Increase (decrease) in losses carried forward	0.3	(0.7)	0.4
Tax charge on profit (loss) on ordinary activities	0.3	—	(0.4)

7. Taxation (continued)

(c) Deferred tax assets not provided

	2004	2003	2002
	£’m	£’m	£’m
Accelerated capital allowances	0.1	0.3	0.3
Tax losses carried forward	21.2	20.5	20.7
Deferred tax assets not provided	21.3	20.8	21.0

8. Earnings per share (“EPS”)

	2004		2003		2002
	£’m	p	£’m	p	£’m	p
Earnings per share are based on:
Profit (loss) after exceptional items attributable to ordinary shareholders	(2.1)	(0.6)	1.3	0.4	(4.8)	(1.9)
Exceptional items	(1.4)	(0.5)	(3.2)	(1.0)	0.5	0.2
Loss before exceptional items attributable to ordinary shareholders	(3.5)	(1.1)	(1.9)	(0.6)	(4.3)	(1.7)
		2004		2003		2002
Basic and diluted weighted average number of ordinary shares		330,644,450		330,360,181		258,294,428

9. Intangible fixed assets

Group
product rights
and licences
£’m
Cost
At 1 July 2003	14.9
At 30 June 2003	14.9
Amortisation
At 1 July 2003	2.4
Charge for year	1.4
At 30 June 2004	3.8
Net book value
At 30 June 2004	11.1
At 30 June 2003	12.5

The intangible assets represent the total cost of acquisition of Diclomax® from Parke Davis, a subsidiary of Pfizer Inc., on 3 December 2001, for £14.9m (including £0.4m of transaction costs). The asset is being amortised over a period of ten years and the Consolidated Statement of Operations for the year ended 30 June 2003 contains amortisation of £1.4m (2003: £1.5m).

The cash outflow associated with the acquisition of Diclomax® was £4.6m in the year. The remaining £1.8m of acquisition cost is held within creditors (less than one year) and will be payable in weekly instalments until November 2004. As security for the payment of the deferred consideration Parke Davis has a fixed and floating charge over the assets (excluding book debts) of Provalis Healthcare Limited. The security offered by Provalis plc lapsed on 3 December 2002 but Provalis plc will continue to guarantee the debt of Provalis Healthcare Limited to Parke Davis Limited.

10. Tangible fixed assets

	Group
		Equipment,
	Plant and	fixtures
	machinery	and fittings	Total
	£’m	£’m	£’m
Cost
At 1 July 2003	2.6	1.0	3.6
Additions	0.6	0.2	0.8
Disposals	(0.1)	(0.1)	(0.2)
At 30 June 2004	3.1	1.1	4.2
Depreciation
At 1 July 2003	1.5	0.5	2.0
Charge for year	0.4	0.2	0.6
Disposals	(0.1)	(0.1)	(0.2)
At 30 June 2004	1.8	0.6	2.4
Net book value
At 30 June 2004	1.3	0.5	1.8
At 30 June 2003	1.1	0.5	1.6

11. Fixed asset investments

Principal subsidiary undertakings

The directors consider that to give full particulars of all subsidiary undertakings would lead to a statement of excessive length. The following information relates to those subsidiary undertakings whose results or financial position, in the opinion of the directors, principally affected the profit or net assets of the Group.

			Proportion of nominal
			value of issued shares
	Country of		held by Group at
	incorporation/	Description of	30 June 2004
Name of undertaking	registration	shares held	%	Activity
Provalis UK Limited	England	Ordinary	100	1,4
Provalis Healthcare Limited	England	Ordinary	100	3
Provalis Diagnostics Limited	England	Ordinary	100	2,4,5

All of the above companies operate principally in their country of incorporation or registration.

* Directly held by Provalis plc

Principal business activities of these subsidiary undertakings are:

1.

Investment/holding company

2.

R&D company

3.

Pharmaceutical sales and distribution company

4.

Intellectual property holding company

5.

Diagnostic manufacturing and sales company

The cost of the company’s investment in subsidiary undertakings is £40.6m. Provision for impairment is £10.0m. Net book value is £30.6m. There were no movements in this investment or in this provision for impairment during the year.

12. Investments – restricted deposits

	Group
	2004	2003
	£’m	£’m
R&D syndication restricted deposits – long term:
At 1 July 2002	—	4.9
Foreign exchange adjustment	—	—
Repaid to syndicate investors	—	(4.9)
R&D syndication restricted deposits interest	—	—
At 30 June 2003	—	—

Restricted cash deposits relate to the R&D syndications. These deposits were repaid during the year to syndicate investors when the final R&D syndicate was unwound in July 2002.

13. Stocks

	Group
	2004	2003
	£’m	£’m
Raw materials and consumables	1.2	1.2
Finished goods and goods for resale	0.9	0.7
	2.1	1.9

14. Debtors

	Group
	2004	2003
	£’m	£’m
Amounts falling due within one year:
Trade debtors	2.0	1.8
Other debtors (see note 4)	1.5	1.9
Prepayments	0.2	0.3
	3.7	4.0

In 2003, debtors included other debtors of £0.4m due after more than one year.

15. Creditors: Amounts falling due within one year

	Group
	2004	2003
	£’m	£’m
Trade creditors	1.5	1.6
Taxation and social security	0.8	0.5
Other creditors	1.8	4.6
Accruals	1.2	1.0
Deferred income	0.1	—
	5.4	7.7

16. Creditors: Amounts falling due after more than one year

	Group
	2004	2003
	£’m	£’m
Other creditors	—	1.8
Deferred income	0.1	—
	0.1	1.8

17. Called-up share capital

	2004	2003
	£’m	£’m
Authorised
500,000,021 ordinary shares of £0.01 each	5.0	5.0
Allotted, called-up and fully paid
330,660,929 fully-paid ordinary shares of £0.01 each (2003: 330,360,181 fully-paid ordinary shares of £0.01 each)	3.3	3.3

17. Called-up share capital (continued)

Options

(a) Summary of employee options

		As at				As at
		1 July				30 June
	Note	2003	Granted	Exercised	Lapsed	2004
Approved scheme	b	4,576,142	51,094	—	(437,292)	4,189,944
Unapproved scheme	b	3,619,196	—	—	(28,000)	3,591,196
Mr Travers	c	2,000,000	—	—	—	2,000,000
Share Save Scheme 2001	d	1,180,081	—	—	(191,925)	988,156
Enterprise Management Incentive Scheme	e	4,641,907	250,000	(300,748)	—	4,591,159
		16,017,326	301,094	(300,748)	(657,217)	15,360,455

(b) The Company’s 1997 employee option scheme

The following options have been granted over ordinary shares of £0.01 in the Company under the 1997 Employee Option Scheme:

	As at			As at	Exercise
	1 July			30 June	price
Date exercisable	2003	Granted	Lapsed	2004	£
Approved scheme
From 26 October 2001 to 25 October 2008	270,000	—	—	270,000	0.50
From 26 April 2002 to 25 April 2009	45,000	—	—	45,000	0.25
From 19 April 2003 to 18 April 2010	229,000	—	(28,000)	201,000	0.25
From 19 April 2003 to 18 October 2003	26,500	—	(26,500)	—	0.25
From 16 October 2003 to 15 October 2004	50,000	—	(50,000)	—	0.25
From 29 March 2004 to 28 March 2011	777,767	—	(72,000)	705,767	0.13
From 29 March 2004 to 28 September 2004	224,615	—	—	224,615	0.13
From 18 April 2005 to 17 April 2012	175,000	—	—	175,000	0.14
From 15 October 2005 to 14 October 2012	2,778,260	—	(260,792)	2,517,468	0.0685
From 15 October 2005 to 15 April 2006	—	51,094	—	51,094	0.0685
Total	4,576,142	51,094	(437,292)	4,189,944

17. Called-up share capital (continued) Unapproved scheme
	As at			As at	Exercise
	1 July			30 June	price
Date exercisable	2003	Granted	Lapsed	2004	£
From 26 April 2001 to 25 October 2005	130,000	—	—	130,000	0.50
From 26 October 2002 to 25 October 2005	400,000	—	—	400,000	0.50
From 26 April 2000 to 25 April 2006	475,000	—	—	475,000	0.25
From 26 April 2001 to 25 April 2006	420,000	—	—	420,000	0.25
From 26 April 2002 to 25 April 2006	375,000	—	—	375,000	0.25
From 19 April 2002 to 18 April 2007	389,000	—	(28,000)	361,000	0.25
From 19 April 2003 to 18 October 2007	160,000	—	—	160,000	0.25
From 29 March 2004 to 28 March 2008	759,233	—	—	759,233	0.13
From 15 October 2003 to 14 October 2012	510,963	—	—	510,963	0.0685
Total	3,619,196	—	(28,000)	3,591,196

(c) Mr Travers’ options

Mr G Travers was entitled to exercise options in respect of two million ordinary shares at £1.85 per share. These options lapsed on 9 July 2004.

(d) Share Save Scheme 2001

The following options have been granted over ordinary shares of £0.01 in the Company under the Provalis plc Savings-Related Share Option Scheme 2001:

	As at			As at	Exercise
	1 July			30 June	price
Date exercisable	2003	Granted	Lapsed	2004	£
From 1 June 2005 to 30 November 2005	651,077	—	(55,980)	595,097	0.112
From 1 June 2007 to 30 November 2007	529,004	—	(135,945)	393,059	0.112
Total	1,180,081	—	(191,925)	988,156

17. Called-up share capital (continued)

(e) Enterprise Management Incentive Scheme

The following options have been granted over ordinary shares of £0.01 in the Company under the Enterprise Management Incentive Scheme:

	As at				As at	Exercise
	1 July				30 June	price
Date exercisable	2003	Granted	Exercised	Lapsed	2004	£
From 15 October 2005 to 14 October 2012	4,641,907	—	(300,748)	—	4,341,159	0.0685
From 14 October 2006 to 13 October 2013	—	250,000	—	—	250,000	0.117
Total	4,641,907	250,000	(300,748)	—	4,591,159

300,748 options were exercised in accordance with the Scheme Rules on the death of a member of the Scheme.

18. Movements in share capital and reserves

	Called-up	Share		Profit
	share	premium	Merger	and loss
	capital	account	reserve	account	Total
	£’m	£’m	£’m	£’m	£’m
Group
Balance at 1 July 2003	3.3	24.1	96.3	(106.6)	17.1
Loss for the year	—	—	—	(2.1)	(2.1)
Balance at 30 June 2004	3.3	24.1	96.3	(108.7)	15.0

	Called-up	Share	Profit
	share	premium	and loss
	capital	account	account	Total
	£’m	£’m	£’m	£’m
Company
Balance at 1 July 2003	3.3	24.1	26.2	53.6
Profit for the year	—	—	(21.5)	(21.5)
Balance at 30 June 2004	3.3	24.1	4.7	32.1

19. Guarantees and other financial commitments

(a) Lease commitments

Annual commitments under non-cancellable operating leases are as follows:

	2004		2003
	Land and		Land and
	buildings	Other	buildings	Other
	£’m	£’m	£’m	£’m
Expiry:
– within one year	—	—	—	0.1
– within one to two years	—	—	—	0.1
– within two to five years	0.1	0.1	0.1	—
– after five years	0.1	—	0.1	—
	0.2	0.1	0.2	0.2

(b) Capital commitments

There were unprovided capital commitments of £0.3m at 30 June 2004 (2003: £0.1m).

(c) Guarantees

The Group operates under a duty deferment scheme with HM Customs and Excise for which a £0.1m guarantee is in place.

20. Derivatives and other financial instruments

The numeric disclosures in this note deal with financial assets and liabilities as defined in FRS 13 ‘Derivatives and other Financial Instruments Disclosures’.

As permitted by FRS 13, short term debtors and creditors have been excluded from the disclosures. Certain financial assets such as investments in subsidiary companies are also excluded from the scope of these disclosures.

Interest rate profile

The Group has no interest bearing financial assets other than sterling cash deposits of £0.1m (2003: £5.0m). The sterling cash deposits comprise deposits placed on the money market, for variable periods, with rates fixed for the duration of the deposit. The average interest rate on sterling deposits during the year was 3.10%, and at the year end was 3.13%.

As at 30 June 2002, the Group owed £0.1m under an unsecured interest bearing sterling loan. This was repaid during the year.

Maturity of financial liabilities

The maturity profile of the Group’s financial liabilities as at 30 June 2004 is given in notes 17 and 18.

Borrowing facilities

The Group had £3.0m of undrawn committed borrowing facilities at 30 June 2004 (2003: £nil).

Fair values of financial assets and liabilities

There is no material difference between the book value and the fair value of the Group’s financial assets or liabilities.

20. Derivatives and other financial instruments (continued)

Currency exposures

The table below shows the Group’s current exposures; in other words, those transactional (or non-structural) exposures that give rise to the net currency gains and losses recognised in the Profit and Loss Account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the operating (or “functional”) currency of the operating unit involved, other than certain non-sterling borrowings treated as hedges of net investments in overseas operations. As at 30 June 2004 these exposures were as follows:

	Net foreign currency monetary assets (liabilities)
	US
	Dollar	Euro	Total
Functional currency of Group operation	£’m	£’m	£’m
Sterling	(0.1)	(0.8)	(0.9)

The exposures at 30 June 2003 for comparison purposes were as follows:

	Net foreign currency monetary assets (liabilities)
	Australian
	Dollar	Euro	Total
Functional currency of Group operation	£’m	£’m	£’m
Sterling	0.1	(0.2)	(0.1)

	2004
	Contract value	Fair value
	£’m	£’m
Off balance sheet
Foreign currency contracts	1.2	1.2

Interest rate instruments and foreign currency contracts and options have been marked to market to produce a fair value figure.

Gains and losses on hedges

There are no unrecognised gains or losses on hedges.

The Group has no financial assets/liabilities held for trading purposes and holds no cash settled commodity contracts.

The disclosures in the Treasury section of the Directors’ Report form part of the financial statements.

21. Pension arrangements

The Group operates a defined contribution scheme for which the pension cost for the year amounted to £0.3m (2003: £0.2m).

There are no prepayments or accruals relating to pension costs at either 30 June 2004 or at 30 June 2003.

22. Reconciliation with US GAAP

The Group’s Consolidated Financial Statements are prepared in accordance with UK GAAP which differ in certain significant respects from US GAAP. Set out below is a summary of the significant differences, a reconciliation of profit from UK GAAP to US GAAP, a statement of comprehensive income, earnings per share, a reconciliation of equity shareholders’ funds from UK GAAP to US GAAP and a summary cash flow statement on a US GAAP basis.

2004		2003	2002
£’m		£’m	£’m
Reconciliation of net profit (loss) between UK GAAP and US GAAP
Net profit/(loss) in accordance with UK GAAP	(2.1)	1.3	(4.8)
Adjustments to conform to US GAAP
Profit on variation of distribution agreement (a)	(1.0)	(3.4)	—
Release of contingency in respect of R&D tax credit claim (b)	0.3	—	—
Net loss in accordance with US GAAP	(2.8)	(2.1)	(4.8)
Loss per share – basic* and diluted
Per UK GAAP – continuing activities – discontinued activities	(0.6)p —	0.6p (0.2)p	(1.4)p (0.5)p
Per US GAAP – continuing activities – discontinued activities	(0.8)p —	(0.4)p (0.2)p	(1.94p (0.5)p
Weighted average number of ordinary shares – basic (millions)	330.6	330.4	258.3

* Diluted net loss per ordinary share is equal to basic net loss per ordinary share because the Group’s share options have a non-dilutive effect for the periods presented.

	2004	2003	2002
	£’m	£’m	£’m
Stockholders’ equity in accordance with UK GAAP	15.0	17.1	15.9
Adjustments to conform to US GAAP
Profit on variation of distribution agreement (a)	(4.4)	(3.4)	—
Release of contingency in respect of R&D tax credit claim (b)	0.3	—	—
Revenue recognition (c)	(0.1)	(0.1)	(0.1)
Stockholders’ equity in accordance with US GAAP	10.8	13.6	15.8

a) Profit on variation of distribution agreement

The profit recognised in relation to the variation of the distribution agreement relates to consideration in relation to an Amendment and Termination Deed and a Non-Compete Deed. Under UK GAAP the income recognised relates to the part of the income receivable under both Deeds which is non-refundable. Under US GAAP, the Deeds are treated as a single element arrangement and the income is recognised evenly over the term of the Non-Compete Deed, which continues until December 2006

22. Reconciliation with US GAAP (continued)

b) Release of contingency in respect of R&D tax credit claim

For UK GAAP the company has recognised £0.3m for a contingent liability in respect of tax credits the company expected to have to repay to the Inland Revenue.

For US GAAP, information which comes available prior to the date of issuing the financial statements with respect to contingent liabilities is considered when determining the amount of the contingent liability at the balance sheet date. On November 24, 2004 the company resolved the tax uncertainty with the Inland Revenue resulting in a reduction of the contingent liability for US GAAP.

c) Revenue Recognition

This difference arises on the recognition of income from the receipt of a non-refundable payment from a collaboration partner for the development of a certain technology.  As a result, this income is deferred under US GAAP until marketing authorisation is granted.

d) Valuation and Qualifying Accounts

The Group had no activity in its allowance for doubtful accounts for the years ended 30 June 2002, 2003 and 2004.

e) Statement of cash flows

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

Set out below is a summary consolidated statement of cash flows for the Group under US GAAP.

	2004 £’m	2003 £’m	2002 £’m
Net cash used in operating activities	(1.4)	(0.1)	(3.4)
Net cash provided by investing activities	(3.4)	(3.6)	(4.7)
Net cash provided by financing activities	4.9	3.4	9.3
Net increase (decrease) in cash under US GAAP	0.1	(0.3)	1.2

f) Exceptional items

Under UK GAAP, material items arising from events within the past or present ordinary activities are disclosed separately. Under US GAAP, such items would be included in the appropriate financial statement line items.

g) Share options

Share options are accounted for using the intrinsic value method under APB 25. Compensation expense for the Save As You Earn Plan has been insignificant.

h) Statement of comprehensive income

	2004 £’m	2003 £’m	2002 £’m
Net loss for the financial year in accordance with US GAAP	(2.8)	(2.1)	(4.8)
Currency translation	—	(0.1)	—
Comprehensive income in accordance with US GAAP	(2.8)	(2.2)	(4.8)

23. Companies Act 1985

The Consolidated Financial Statements do not constitute “statutory accounts” within the meaning of the Companies Act 1985 of Great Britain for any of the periods presented. Statutory accounts for the years ended June 30 2003 and 2002 have been filed with the United Kingdom’s Registrar of Companies. The auditors have reported on these accounts. The reports were unqualified and did not contain statements under Section 237(2) or (3) of the Act.

These Consolidated Financial Statements exclude certain parent company statements and other information required by the Companies Act 1985, however, they include all material disclosures required by generally accepted accounting principles in the United Kingdom including those Companies Act 1985 disclosures relating to the statements of income and balance sheet items.

24. Subsequent Event

The Company raised £2.6m (before expenses of £0.1m) through a placing of 33,066,000 ordinary shares that was announced on September 17 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PROVALIS PLC

“/s/ Philip Leon Gould”

Name: Philip Leon Gould

Title: Chief Executive Officer

Date:  10 December 2004

S-1

EXHIBIT INDEX

Exhibit
1.1	Memorandum and Articles of Association of the Company.
2.1

Amended and Restated Deposit Agreement (incorporated by reference to Exhibit A to the Company’s post-effective amendment no. 1 to registration statement on Form F-6, File No. 333-8072, filed on August 5, 2002).

4.1

Standard Form Service Agreement for Executive Directors of Provalis plc (incorporated by reference to Exhibit 4.1 to the Company’s annual report on Form 20-F (incorporated by reference to Exhibit 4.1 to the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2001).

4.2	Rules of the 1997 Employee Option Scheme (incorporated by reference to Exhibit 4.3 to the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2002).
4.3	Rules of the 2001 Save As You Earn Scheme (incorporated by reference to Exhibit 4.4 to the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2002).
4.4	Rules of the Provalis plc Long Term Incentive Plan 2003 (incorporated by reference to Exhibit 4.5 to the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2003).
4.5	Draft Trust Deed of the Provalis plc employee share ownership trust (incorporated by reference to Exhibit 4.6 to the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2003).
4.6

Distribution Agreement made between Interfalk AG and Thames Laboratories Limited dated March 13, 1992, as amended by an Amendment and Termination Deed, and a Non-Compete Deed, both dated January 31, 2003, and made between Dr Falk Pharma and Provalis plc (incorporated by reference to Exhibit 4.9 to the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2003).

4.7	Distribution Agreement made between Edmond Pharma s.r.l and Provalis Healthcare Limited dated April 16th, 2004.
4.8	Letter of Engagement made between the Company and Evolution Beeson Gregory Limited dated September 16 2004.
6	See notes to the consolidated financial statements.
8	See “Organisational Structure” under Item 4.
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
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

EXHIBIT 1.1

Memorandum and Articles of Association of the Company

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

PROVALIS PLC

1.

1)The Company’s name is ‘Provalis plc’.

2.

The Company is to be a public company.

3.

The Company’s registered office is to be situated in England and Wales.

4.

The Company’s objects are –

(a)

To carry on the business of a holding company, and for that purpose to acquire any shares, stocks, debentures, debenture stock, annuities, bonds, obligations and securities by original subscription (whether conditionally or otherwise), tender, purchase, exchange, underwriting, participation in syndicates or otherwise and whether or not fully paid up and to make payments thereon as called up or in advance or calls or otherwise and to hold the same for investment, but with power to vary any investment and to exercise and enforce all rights and powers conferred by or incident to the ownership thereof.

(b)

To carry on business as a general commercial company.

(c)

To acquire by any means any property or rights whatsoever.

(a)

To pay for any property or rights acquired by the Company and to remunerate any person either in cash or by the allotment of shares, debentures or other securities of the Company credited as fully or partly paid up, or otherwise.

1)By a written resolution dated 20th June 1997, the Company changed its name from ‘CORTECS (1997) PLC’ to ‘Cortecs plc’.  By a special resolution passed at an Extraordinary General Meeting held on 19th November 1999, the Company changed its name to ‘Provalis plc.’

(e)

To apply for or otherwise obtain, and to protect (by registration or otherwise), extend and renew (in each case in any part of the world), disclaim and modify any patents, copyright, trade marks, designs and other intellectual property of the Company;  to experiment upon, test or improve any such property;  and to carry out research and development in connection with any business or proposed business of the Company or any other person.

(f)

To maintain, manage, improve, develop, turn to account, grant rights and privileges in respect of and otherwise deal with all or any part of the property and rights of the Company.

(g)

To dispose by any means of the whole or any part of the undertaking, property and rights of the Company.

(h)

To lend money or give credit to such persons and on such terms as may seem expedient and otherwise to invest and deal with the moneys of the Company.

(i)

To borrow money and to secure by mortgage, charge or lien upon the whole or any part of the Company’s undertaking and property (whether present or future), including its uncalled capital, the discharge of any obligation of the Company or any other person, including (without prejudice to the generality of the foregoing) any associated company of the Company.

(j)

To give such indemnities as may seem expedient and to guarantee the performance of any obligation of any person, including (without prejudice to the generality of the foregoing) any associated company of the Company.

(k)

To draw, make, accept, endorse, discount, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable or transferable instruments.

(l)

To establish and maintain any non-contributory or contributory pension or superannuation funds for the benefit of, and to give donations, gratuities, pensions and allowances to, present and former directors and employees of the Company or of any other company which is an associated company of the Company or a predecessor in business of the Company or any such associated company, or any other persons in whose welfare the Company or any such other company is or has been interested, and the wives, widows, families and dependants of any such persons; and to make payments for or towards the insurance of any such persons and the provision of pensions and allowances for any of them.

(m)

To establish and subsidise or support any institutions, associations, clubs, funds, trusts or schemes for the benefit of any such persons as are mentioned in the last preceding paragraph, and to subscribe or guarantee money or make payments for any charitable, benevolent, public, general or useful object.

(n)

To purchase and maintain for any present or former officer or auditor of the Company or any associated company of the Company insurance against any such liability as is mentioned in section 310(1) of the Act.

(o)

To give such financial assistance (as defined in section 152 of the Act) as may be lawful, whether directly or indirectly, for any of the purposes mentioned in section 151 of the Act.

(p)

To control, manage or otherwise assist any associated company of the Company, to provide services and facilities of all kinds to any such associated company and to make payments by way of subvention or otherwise to any such associated company or in connection with it or its business or operations.

(q)

To enter into any arrangements with any governments or authorities (supreme, municipal, local or otherwise) or any person or company, and to obtain from any such government, authority, person or company any rights, privileges, charters, contracts, licences and concessions and to carry out, exercise and comply with the same.

(r)

To pay out of the funds of the Company all expenses which it may lawfully pay with respect to its formation and registration or the issue of its capital, including brokerage and commissions for obtaining applications for or taking, placing or underwriting or procuring the underwriting of shares, debentures or other securities of the Company.

(s)

To enter into any partnership or arrangement for sharing profits, co-operation or union of interests with any other company or person, and to establish or promote, or join in the establishment or promotion of, any other company.

(t)

To acquire and undertake the whole or any part of the business, property and liabilities of any other company or person, and to amalgamate with any other company.

(u)

To distribute any of the property of the Company in kind among its members.

(v)

To cause the Company to be registered or recognised in any part of the world.

(w)

To do all or any of the above things in any part of the world, and either as principal, agent, trustee, contractor or otherwise, and either alone or in conjunction with others, and by or through agents, trustees, subcontractors or otherwise.

(x)

To do all such other things as are or may be deemed incidental or conducive to the attainment of the above objects and the exercise of the powers (whether express or implied) of the Company.

And so that –

(a)

in this clause the word ‘company’, except where used in reference to the Company, shall be deemed to include any partnership or other body of persons, whether incorporated or not incorporated, and whether domiciled in the United Kingdom or elsewhere;

(b)

in this clause the expression ‘associated company’ means, in reference to the Company, any company in which the Company has any direct or indirect interest;

(c)

in this clause the expression ‘the Act’ means the Companies Act 1985, including any statutory modification or amendment thereof for the time being in force; and

(d)

the widest interpretation shall be given to each of the provisions of this clause, and none of them shall be restrictively construed or (except where the context expressly so requires) be in any way limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company.

5.

The liability of the members is limited.

6.

2)The company’s share capital is £50,000 divided into 50,000 shares of £1 each.

We, the subscribers of this memorandum of association, wish to be formed into a company pursuant to this memorandum; and we agree to take the number of shares shown opposite our respective names.

NAMES AND ADDRESSES OF SUBSCRIBERS	NUMBER OF SHARES TAKEN BY EACH SUBSCRIBER
1 For and on behalf of ADJUSTABLE NOMINEES LIMITED Beaufort House, Tenth Floor, 15 St. Botolph Street, London EC3A 7EE T. E. WATTS Director	One
2 For and on behalf of POWELL BURT PROPERTIES LIMITED, Beaufort House, Tenth Floor, 15 St. Botolph Street, London EC3A 7EE T. E. WATTS Director	One
Total shares taken	Two

1)

By a written resolution passed on 10th July 1997, the existing ordinary shares of £1 each in the capital of the Company were subdivided into 4 ordinary shares of 25 pence each and each such share was designated an ordinary share. By a written resolution passed on 10th July 1997, the authorised share capital of the Company was increased to £250,000,000 divided into 1,000,000,000 ordinary shares of 25 pence each by the creation of 999,800,000 ordinary shares of 25 pence each.

By a special resolution passed at an Extraordinary General Meeting held on 19th November 1999  827,682,131 authorised but unissued ordinary shares of 25p each in the capital of the Company were cancelled and each ordinary share of 25p in the capital of the Company in issue at the passing of the resolution was sub-divided into one New Ordinary Share of lp each and one Deferred Share of 24p each.  In addition, the remaining authorised but unissued ordinary shares of 25p each in the capital of the Company were sub-divided into 25 New Ordinary Shares of lp each. The amount of the Company’s authorised share capital was thereby diminished to £43,079,467.25 divided into 500,000,021 ordinary shares of 1p each and 158,664,446 deferred shares of 24p each.

By a special resolution passed at an Extraordinary General Meeting held on 19th November 1999 and confirmed by an Order of the High Court of Justice on 9th February 2000 the share capital of the Company was reduced from £43,079,467.25 to £5,000,000.21 divided into 500,000,021 ordinary shares of 1p each by cancelling all the deferred shares of 24p each.  The Order, and a Minute approved by the Court, were registered with the Registrar of Companies pursuant to section 138 of the Companies Act 1985 on 11th February 2000.

Dated   14th February 1997.

Witness to the above signatures -

Ms S. Gibbons

Beaufort House

15 St Botolph Street

London

EC3A  7EE

Manager - Corporate Services

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

PROVALIS PLC 3)

(As adopted by a special resolution passed on 10 July 1997

and amended by Special Resolutions passed on

19 November 1999, 23 October 2003 and 4 November 2004)

PRELIMINARY

1

The regulations contained in Table A in the Companies (Tables A to F) Regulations 1985 shall not apply to the Company.

2

In these articles, unless the context otherwise requires -

‘the Act’ means the Companies Act 1985 and every statutory modification or re-enactment thereof for the time being in force;

‘address’ in relation to electronic communications includes any number or address used for the purposes of such communications;4)

‘these articles’ means these articles of association as originally adopted or as altered from time to time by special resolution;

‘clear days’ means, in relation to the period of a notice, that period excluding the day on which the notice is given or is deemed to be given and the day for which it is given or on which it is to take effect;

‘communication’ means the same as in the Electronic Communications Act 2000;5)

‘dividend’ includes all moneys payable on or in respect of a share;

‘electronic communication’ means the same as in the Electronic Communications Act 2000;6)

3) By a special resolution passed at an Extraordinary General Meeting held on 19th November 1999, the Company’s name was  changed to Provalis plc.

4) This definition was added by a special resolution passed at the Annual General Meeting of the Company held on 4th November 2004.

5) This definition was added by a special resolution passed at the Annual General Meeting of the Company held on 4th November 2004.

‘the office’ means the registered office of the Company;

‘paid up’ includes credited as paid up;

‘recognised clearing house’ and ‘recognised investment exchange’ means any clearing house or investment exchange (as the case may be) granted recognition under the Financial Services Act 1986;

‘the Regulations’ means the Uncertificated Securities Regulations 1995 (SI 1995 No. 3272) 7) and any modifications thereof and any substitutions therefor, made under section 207 of the Companies Act 1989, for the time being in force;

‘the relevant system’ means the computer-based system and procedures which enable title to units of a security to be evidenced and transferred without a written instrument, and which facilitate all matters relating thereto pursuant to the Regulations;

‘the seal’ means the common seal of the Company and includes any official seal kept by the Company by virtue of sections 39 or 40 of the Act;

‘the secretary’ includes any person appointed by the directors to perform any of the duties of the secretary;

‘the Stock Exchange’ means London Stock Exchange Limited;

‘uncertificated share’ means a share to which article 10 applies and references to a share held in uncertificated form shall be construed accordingly;

‘the United Kingdom’ means Great Britain and Northern Ireland; and

subject as aforesaid, any word or expression to which a meaning is assigned by the Act or the Regulations has the meaning so assigned to it on the date on which these articles become binding on the Company.

In these articles, (a) powers of delegation shall not be restrictively construed but the widest interpretation shall be given thereto; (b) the word directors in the context of the exercise of any power contained in these articles includes any committee consisting of one or more directors, any director holding executive office and any local or divisional directors, manager or agent of the Company to which or, as the case may be, to whom the power in question has been delegated; (c) no power of delegation shall be limited by the existence or,  except where expressly provided by the terms of delegation, the exercise of that or any other power of delegation; and (d) except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by another body or person who is for the time being authorised to exercise it under these articles or under another delegation of the power.

6)This definition was added by a special resolution passed at the Annual General Meeting of the Company held on 4th November 2004.

7)The Uncertificated Securities Regulations 1995 (SI 1995 No. 3272) were revoked and re-enacted with modifications by the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), which came into force on 26th November 2001.

SHARE CAPITAL

3

The authorised share capital of the company at the date of adoption of this article 3 is £5,000,000.21 divided in to 500,000,021 ordinary shares of 1p each.

4

The Company may -

(1)

subject to the provisions of the Act and without prejudice to any rights or privileges attached to any class of shares forming part of the capital for the time being of the Company, issue any share in the Company with such preferred, deferred or other special rights or privileges, or such restrictions, whether in regard to dividend, return of capital, voting or otherwise as the directors may determine;

(2)

subject to the provisions of the Act and without prejudice to any rights or privileges attached to any class forming part of the capital for the time being of the Company issue shares of any class which are to be redeemed or are liable to be redeemed at the option of the holder or the Company on such terms and in such manner as the Company may by special resolution determine; and

(3)

subject to and in accordance with the provisions of the Act, purchase any of its own shares of any class at any price (whether at par or above or below par) and any shares to be so purchased may be selected in any manner whatsoever.8)

5

Subject to the provisions of the Act all or any of the rights or privileges attached to any class of shares forming part of the capital for the time being of the Company may be affected, modified, dealt with or abrogated in any manner with the sanction of an extraordinary resolution passed at a separate meeting of the members of that class.  To any such separate meeting all the provisions of these articles as to general meetings shall mutatis mutandis apply, but so that the necessary quorum at any such meeting other than an adjourned meeting shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question and at an adjourned meeting one person holding shares of the class in question or his proxy, so that any holder of shares of the class in question present in person or by proxy may demand a poll and so that the members of such class shall on a poll have one vote for each share of the class held by them respectively.

6

The rights attached to any shares having preferred rights in respect of dividend or repayment of capital shall (subject to the terms of allotment of those shares) be deemed to be varied by the allotment of further shares ranking in priority in respect of dividend or repayment of capital.

7

The Company may, subject to the provisions of the Act, pay a commission to any person in consideration of his subscribing or procuring subscriptions for shares in the Company or agreeing to do so.  The Company may also pay on any issue of shares such brokerage as may be lawful.

8

Except as required by law or as provided by these articles, the Company shall not be bound by or recognise any trust upon which a share is held or any interest in a share except the absolute right of the registered holder to the entirety thereof.

The directors may, if they think fit, recognise a renunciation of the allotment of a share by the allottee in favour of another person at any time before the allottee has been registered as the holder of the share and they may accord to an allottee of a share a right of renunciation on such terms and conditions as they think fit.

8)Article 4(3) was amended by a special resolution passed at the annual general meeting of the company held on 23rd Cctober 2003.

SHARE CERTIFICATES

9

The following provisions shall apply in respect of uncertificated shares issued or to be issued by the Company -

(1)

unless otherwise determined by the directors and permitted by the Regulations, no person shall be entitled to receive a certificate in respect of any share for so long as the title to that share is evidenced otherwise than by a certificate and for so long as transfers of that share may be made otherwise than by a written instrument by virtue of the Regulations.  The directors shall have power to implement any arrangement they may, in their absolute discretion, think fit in relation to the evidencing and transfer of uncertificated shares (subject always to the Regulations and the facilities and requirements of the relevant system concerned).

(2)

Conversion of certificated shares into uncertificated shares and vice versa, may be made in such manner as the directors may, in their absolute discretion, think fit (subject always to the Regulations and the facilities and requirements of the relevant system concerned).

(3)

The Company shall enter on the register how many shares are held by each member in uncertificated form and in certificated form and shall maintain the register in each case as is required by the Regulations and the relevant system concerned.  Unless the directors otherwise determine, holdings of the same holder or joint holders in certificated form and uncertificated form shall be treated as separate holdings.

(4)

A class of share shall not be treated as two classes by virtue only of that class comprising both certificated shares and uncertificated shares or as a result of any provision of these articles or the Regulations which apply only in respect of certificated shares or uncertificated shares.

(5)

The Company shall not be bound to register more than four persons as the joint holdings of a share, except in the case of executors or trustees of a deceased member.

(6)

The provisions of articles 11 to 13 (inclusive) shall not apply to uncertificated shares.

10

Subject to the provisions of articles 12 and 13, the Company shall issue to every member, within the time allowed by the Act and without payment, a certificate for the certificated shares of each class held by him and, upon a transfer of part of those shares, a certificate for the shares retained by him.  Every certificate shall be under the seal (or the securities seal or, in the case of shares registered in a dominion register, an official seal for use in the territory in which that register is kept) and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount paid up thereon.

11

12

The following further provisions shall apply in respect of certificated shares in the Company –

(1)

Delivery of a certificate to one of several joint holders shall be sufficient delivery to all the holders.

(2)

A member may, without charge, exchange the certificate or certificates for the shares held by him for several certificates, each for such part of his holding as he may request, or a single certificate for the whole of his holding.

(3)

Notwithstanding anything contained in these articles, the Company shall not be bound to issue a certificate representing shares of more than one class or more than one certificate for any one share, whether or not held jointly by several persons or for shares held by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange (in each case as defined in the Financial Services Act 1986) in respect of which the Company is not required by law to complete and have ready for delivery a certificate.

13

If a share certificate is worn out or defaced or is alleged to have been stolen, destroyed or lost, it may be renewed, in the case of wearing out or defacement, on surrender of the old certificate or, in the case of allegation of theft, destruction or loss, on such terms as to evidence, indemnity and the payment of the Company’s incidental expenses as the directors may require.

CALLS ON SHARES

14

The directors may (subject to the terms of allotment of the shares) make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal amount or by way of premium) by giving at least fourteen clear days’ notice specifying the time and place of payment of each call.  Each member shall be liable (notwithstanding the subsequent transfer of the share on which the call was made) to pay the amount of every call so made upon him at the time and place so specified.  The joint holders of a share shall be jointly and severally liable to pay all calls on the share.  A call may be made payable by instalments, may be revoked or postponed as the directors may determine, and shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

15

If a call or any instalment of a call on a share remains unpaid after the time fixed for payment, the person from whom it is due shall pay interest on the amount unpaid from the day fixed for payment to the day of actual payment at the rate provided by the terms of allotment of the share or, if no rate is so provided, at such rate, not exceeding 15 per cent. per annum or, if higher the appropriate rate (as defined by the Act), as the directors may think fit.  The directors may waive payment of the whole or any part of the interest.

16

Any sum payable in respect of a share on allotment or on any fixed date (whether on account of the nominal amount or by way of premium or as an instalment of a call) shall be deemed to be a call and, if it remains unpaid after the date fixed for payment, the provisions of these articles shall apply as if the sum were a call duly made and notified.

17

The directors may, on the issue of shares, differentiate between the holders as to the amounts and times of payment of calls on their shares.

The directors may, if they think fit, accept from a member any amount uncalled and unpaid on any share held by him and such payment in advance of a call shall extinguish pro tanto the liability upon the shares in respect of which it is made, and the Company may, until the amount would (but for the advance) have become presently payable, pay interest on the amount so advanced at such rate, not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act), as may be agreed between the member and the directors.

LIEN AND FORFEITURE OF SHARES

18

The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) called in respect of that share.  The Company’s lien on a share shall extend to all dividends payable on it.  The directors may wholly or partly exempt any share from the provisions of this article upon such terms as they think fit.

19

If any moneys called on a share shall remain unpaid after the time fixed for payment or if any moneys for which the Company has a lien on a share shall be presently payable, the directors may give to the holder of or other person entitled to the share notice -

(1)

demanding payment of the amount of the moneys so called or payable, together with any accrued interest thereon and any costs, charges and expenses incurred by the Company by reason of such non-payment, on or before such date (being not earlier than fourteen clear days after the notice was given) and at such place as the notice shall specify; and

(2)

stating that, if the notice is not complied with, the share will be liable to be forfeited or sold, as the case may require.

20

If the notice is not complied with, the directors may, while any of the moneys demanded by it remain unpaid -

(1)

forfeit any share on which any of the moneys were called, together with any dividend declared thereon but not paid before forfeiture; or

(2)

sell any share on which the Company has a lien for any of the moneys on such terms and in such manner as they think fit.

21

Subject to the provisions of the Act, a forfeited share may be sold, re-allotted or otherwise disposed of, either to the person who was before the forfeiture the holder thereof or entitled thereto or to any other person, upon such terms and in such manner as the directors think fit, and whether with or without all or any part of the amount previously paid on the share being credited as paid.  The directors may, at any time before the sale, re-allotment or disposal, revoke the forfeiture on such terms as they think fit.

22

A member whose share has been forfeited shall cease to be a member in respect of the forfeited share; but he shall nevertheless remain liable to pay to the Company, without any deduction or allowance for the value of the share at the time of forfeiture, all calls made and not paid on the share at the time of forfeiture, together with all interest accrued thereon to the date of payment.

The proceeds of sale of a share sold to satisfy a lien of the Company shall be applied, after payment of the costs of sale, in or towards payment of the moneys presently payable to the Company for which the lien existed, and any residue shall (subject to a like lien thereon in respect of any moneys not presently payable) be paid to the holder of or other person entitled to the share.

23

The directors may accept the surrender of any share which they are in a position to forfeit upon such terms and conditions as may be agreed and, subject to any such terms and conditions, a surrendered share shall be treated as if it had been forfeited.

24

The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the shares as between the person whose share is forfeited and the Company, except only such of those rights and liabilities as are by these articles expressly stated, or as are by the Act given or imposed in the case of past members.

TRANSFER OF SHARES

25

All transfers of uncertificated shares shall be made in accordance with and be subject to the Regulations and the facilities and requirements of the relevant system concerned and, subject thereto, in accordance with any arrangements made by the directors pursuant to article 10.

26

All transfers of certificated shares shall be in any usual form or in any other form approved by the directors and  shall be signed by or on behalf of the transferor and, in the case of a share which is not fully paid, by or on behalf of the transferee.

27

The directors may, in their absolute discretion and without assigning any reason, refuse to register any transfer of any share which is not fully paid (provided that the refusal does not prevent dealings in the shares taking place on an open and proper basis).

28

The directors may also refuse to register any transfer of certificated shares unless the instrument of transfer -

(1)

is lodged at the office or such other place as the directors may appoint, accompanied by the certificate for the shares to which it relates (unless a certificate has not been issued) and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer; and

(2)

is in respect of only one class of shares.

In the case of a transfer by a recognised clearing house or its nominee or of a recognised investment exchange or its nominee, the lodgement of share certificates will only be necessary if and to the extent that certificates have been issued in respect of the shares in question.

29

The directors may also refuse to register a transfer of any share (whether a certificated share or not and whether fully paid or not):

(1)

to an entity which is not a natural or legal person;

(2)

to a minor; or

(1)

to be held jointly by more than four persons.

1

The directors may also refuse to register a transfer of uncertificated shares in such other circumstances as may be permitted by the Regulations and the requirements of the relevant system concerned.

2

If the directors refuse to register a transfer of shares they shall send to the transferee notice of the refusal within two months after the date on which, in respect of certificated shares, the transfer was deposited with the registrars for the time being of the Company or, in respect of uncertificated shares, the date on which the appropriate instruction was received by or on behalf of the Company, in each case in accordance with the facilities and requirements of the relevant system concerned.

3

No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any share.

4

The registration of transfers of shares or any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the directors may determine.

5

All instruments of transfer which are registered shall be retained by the Company, but any instrument of transfer which the directors refuse to register shall (except in the case of fraud) be returned to the person by whom it was lodged for registration.

6

If the directors exercise any power given to them by these articles to sell, re-allot or otherwise dispose of a share -

(1)

the directors may authorise any person to execute an instrument of transfer of the share to, or in accordance with the directions of, the person to whom it is disposed of;

(2)

the person to whom the share is transferred or re-allotted shall be registered as the holder of the share and shall not be bound to see to the application of the consideration (if any) for its disposal and his title to the share shall not be affected by any irregularity in or invalidity of the proceedings relating to the disposal; and

(3)

a statutory declaration by a director or the secretary of the Company that the share has been sold, re-allotted or otherwise disposed of on a specified date in accordance with the provisions of these articles shall be conclusive evidence of the facts stated in the declaration against any person claiming to be entitled to the share.

TRANSMISSION OF SHARES

7

Upon the death of a member the survivor or survivors, where the deceased was a joint holder of shares, and his legal personal representatives, where he was a sole or only surviving holder of shares, shall be the only persons recognised by the Company as having any title to his interest in those shares; but the estate of a deceased holder shall remain liable in respect of any share jointly held by him.

A person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon producing such evidence of title as may be required by the directors, elect either to be registered himself as the holder of the share by giving to the Company notice signed by him that he so elects, or to have some other person registered as the holder of the share by executing an instrument of transfer of the share to that person.  All the provisions of these articles relating to the transfer of shares shall apply to the notice or the instrument of transfer as if it were an instrument of transfer executed or made by the member and his death or bankruptcy had not occurred.

The directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share and if the notice is not complied with within 60 days of the date of such notice, the directors may thereafter withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with.

8

A person becoming entitled to a share in consequence of the death or bankruptcy of a member shall, upon producing such evidence of title as may be required by the directors and subject to the provisions of article 39, have the rights to which he would be entitled if he were the registered holder of the share, except that, before being registered as the holder of the share, he shall not be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

ALTERATION OF CAPITAL

9

The Company may by ordinary resolution -

(1)

increase its share capital by such sum, divided into shares of such amount, as the resolution prescribes;

(2)

consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(3)

subject to the provisions of the Act, subdivide all or any of its shares into shares of a smaller amount than is fixed by the memorandum of association;  and

(4)

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled;

and, subject to the provisions of the Act,  may by special resolution reduce its share capital, capital redemption reserve or share premium account in any manner.

10

If on a consolidation or sub-division of shares any members would become entitled to fractions of shares, the directors may settle the matter as they see fit and in particular they may sell the shares representing the fractions and shall distribute, in due proportions, the proceeds of sale (after deduction of the costs of sale) among those members  save that, where the aggregate amount due to any member as a result of such sale is less than £2.50, such amount may be retained by the Company for its own benefit.

11

The resolution by which any share is sub-divided may determine that, as between the shares resulting from the sub-division, any share may have such preferred, deferred or other rights or be subject to such restrictions as compared to the other as the Company has power to attach to unissued or new shares.

All new shares shall be subject to the provisions of these articles and, unless otherwise provided by these articles, by the resolution creating the new shares or by the conditions of issue, the new shares shall be unclassified shares.

GENERAL MEETINGS

12

All general meetings other than annual general meetings shall be called extraordinary general meetings.

13

The directors may convene a general meeting and, on a requisition of members made in accordance with the Act, shall convene an extraordinary general meeting in accordance with the requirements of the Act.  If there are not within the United Kingdom sufficient directors to convene a general meeting, any one director or any two members may do so.

NOTICE OF GENERAL MEETINGS

14

An annual general meeting and an extraordinary general meeting for the passing of a special resolution shall be called by at least twenty-one clear days’ notice and all other extraordinary general meetings shall be called by at least fourteen clear days’ notice.  The notice shall be exclusive of the day on which it is served, or deemed to be served, and of the day for which it is given.  Every notice shall specify the time and place of the meeting and, in the case of special business, the general nature of the special business to be transacted.  All business shall be deemed special that is transacted at an extraordinary general meeting and also all business that is transacted at an annual general meeting with the exception of -

(1)

the declaration of dividends;

(2)

the consideration and adoption of the accounts and balance sheet and the reports of the directors and auditors and other documents required to be annexed to the accounts;

(3)

the appointment and re-appointment of directors;

(4)

the appointment of auditors where special notice of the resolution for such appointment is not required by the Act; and

(5)

the fixing of, or the determination of the method of fixing, the remuneration of the directors or auditors.

The notice shall, in the case of an annual general meeting, specify the meeting as such, and, in the case of a meeting to pass a special or extraordinary resolution, specify the intention to propose the resolution as a special or extraordinary resolution, as the case may be.  Subject to the provisions of these articles and to any restrictions imposed on any shares, the notice shall be given to all the members and to the directors and auditors of the Company.

References in this article and in article 48 to notice shall include notice sent by electronic communications and notice published on a website in accordance with the Act. 9)

9) This paragraph was added to Article 47 by a special resolution passed at the Annual General Meeting of the Company held on 4th November 2004.

15

The accidental omission to give notice of a meeting to, or the non- receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at the meeting.  Any member present at a meeting, whether  in person or by proxy or by a duly authorised representative of a corporation, shall be deemed to have received notice of the meeting.

PROCEEDINGS AT GENERAL MEETINGS

16

No business shall be transacted at any general meeting unless a quorum is present, but the absence of a quorum shall not preclude the choice or appointment of a chairman, which shall not be treated as part of the business of the meeting.  Except as otherwise provided in these articles, three persons entitled to vote at the meeting, each being a member or a proxy for a member or a duly authorised representative of a corporation, shall be a quorum.

17

If a quorum is not present within fifteen minutes from the time appointed for the meeting (or such longer period as the chairman of the meeting may allow) or if during the meeting a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved and, in any other case, shall stand adjourned to the same day in the next week at the same time and place, or to such time and place as the directors may determine.  If at the adjourned meeting a quorum is not present within fifteen minutes after the time appointed for the meeting, any two persons entitled to be counted in a quorum at the meeting shall be a quorum.

18

The chairman of the board of directors or, in his absence or if there be no such chairman, a director nominated by the directors shall preside as chairman at every general meeting; but if neither such chairman nor such a director is present within five minutes after the time appointed for the meeting or is not willing to preside, the directors present shall elect one of their number to be chairman or, if there is only one director present who is willing to preside, he shall be chairman.  If no director who is willing to preside is present within five minutes after the time appointed for the meeting, the members present and entitled to vote shall elect one of their number to be chairman.

19

The chairman of the meeting may, with the consent of any meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn the meeting from time to time or sine die and from place to place.  No business shall be transacted at an adjourned meeting except business which might properly have been transacted at the meeting from which the adjournment took place.  In addition, the chairman may adjourn the meeting to another time and place without such consent if it appears to him that it is likely to be impracticable to hold or continue that meeting because of the number of members wishing to attend who are not present.

20

If a meeting is adjourned for fourteen days or more or sine die, at least seven clear days’ notice specifying the time and place of the adjourned meeting and the general nature of the business to be transacted shall be given.  Otherwise notice of an adjourned meeting need not be given.

21

A director may, notwithstanding that he is not a member, attend and speak at any general meeting.

If an amendment proposed to a resolution shall be allowed or ruled out of order by the chairman of the meeting in good faith, any error in the ruling shall not invalidate the proceedings on the substantive resolution.  With the consent of the chairman of the meeting, an amendment may be withdrawn by its proposer before it is voted on.  An amendment to a special resolution or an extraordinary resolution (except an amendment to correct a patent clerical error) shall not be allowed.  Except with the consent of the chairman of the meeting, no amendment to a resolution may be proposed unless, at least 48 hours prior to the time appointed for holding the meeting or adjourned meeting at which the resolution is to be proposed, notice in writing of the terms of the amendment and intention to move the same has been sent to the Company at the office or an address notified by the Company for the purpose of receiving electronic communications. 10)

22

A resolution put to the vote of a general meeting shall be decided on a show of hands unless, before or on the declaration of the result of the show of hands, a poll is demanded by -

(1)

the chairman of the meeting; or

(2)

at least five members present in person or by proxy having the right to vote at the meeting; or

(3)

a member or members present in person or by proxy representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(4)

a member or members present in person or by proxy holding shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right;

and a demand by a person as proxy for a member shall be as a demand by the member.

23

Unless a poll is duly demanded and not withdrawn a declaration by the chairman of the meeting that a resolution has been carried, carried unanimously or by a particular majority or lost or not carried by a particular majority and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

24

A poll demanded on the election of a chairman of the meeting or on the question of an adjournment shall be taken forthwith.  A poll demanded on any other question shall be taken either immediately or at such time (being not more than thirty days after the poll was demanded) and place as the chairman of the meeting directs.  The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than that on which the poll has been demanded.

25

A poll shall be taken in such manner as may be directed by the chairman of the meeting, who may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll.  The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

10) This Article was amended by a special resolution passed at the Annual General Meeting of the Company held on 4th November 2004.

26

The demand for a poll may be withdrawn before the poll is taken only with the consent of the chairman of the meeting.  If the demand is so withdrawn, the meeting shall continue as if it had not been made and its withdrawal shall not invalidate the result of a show of hands declared before the demand was made.

27

If a poll is not taken immediately and if the time and place at which it is to be taken are not announced at the meeting at which it was demanded, seven clear days’ notice of the time and place shall be given.  Otherwise notice of a poll need not be given.

28

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting shall be entitled to a casting vote in addition to any other vote he may have.

VOTES OF MEMBERS

29

Subject to any rights or restrictions attached to any shares, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative, or in either case is present by proxy not being himself a member entitled to vote, shall have one vote and on a poll every member shall have one vote for every share of which he is the holder.

30

If two or more joint holders of a share tender a vote in respect of the same share (whether in person or by proxy), the vote so tendered by the first named of those holders in the register of members in respect of the share shall be accepted to the exclusion of any other vote so tendered.

31

If an order has been made by a court of competent jurisdiction or official having jurisdiction (whether in the United Kingdom or elsewhere) for the appointment of a receiver or other person to exercise powers with respect to the property or affairs of a member on the ground (however formulated) of mental disorder, the receiver or other person may on behalf of that member exercise the right of voting (in person or by proxy) at a general meeting.  Such evidence of the appointment as the directors may require shall be deposited at the place specified for the deposit of instruments of proxy for use at the meeting not less than forty-eight hours before the time appointed for the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right shall not be exercisable.

32

Unless the directors otherwise determine, a member shall not be entitled to vote at any general meeting of the Company (either in person or by proxy) in respect of any share held by him unless all sums presently payable by him in respect of that share have been paid.

33

If at any time the directors are satisfied that any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under section 212 of the Act (‘a section 212 notice’) and is in default for the prescribed period in supplying to the Company the information thereby required, or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the directors may, in their absolute discretion at any time thereafter by notice (‘a direction notice’) to such member direct that -

(1)

in respect of the shares in relation to which the default occurred (‘the default shares’) the member shall not be entitled to attend or vote either personally or by proxy at any general meeting or at any separate meeting of the holders of any class of shares in the Company;

(2)

where the default shares represent at least one quarter per cent of the class of shares concerned, then the direction notice may additionally direct that:

(a)

except in a liquidation of the Company, no payment shall be made of any sums due from the Company on the default shares, whether in respect of capital or dividend or otherwise and no election shall be made to receive ordinary shares instead of dividends in cash, and the Company shall not meet any liability to pay interest on any such payment when it is finally paid to the members;

(b)

no other distribution shall be made on the default shares;

(c)

shares issued in right of shares, any right attaching to which is for the time being suspended pursuant to this article shall, on issue, become subject to the same suspension of rights as the shares in right of which they are issued.  For this purpose, shares which the Company offers or procures to be offered to shareholders pro rata (or pro rata ignoring fractional entitlements and shares not offered to certain members by reason of legal or practical problems associated with offering shares outside the United Kingdom) shall be treated as shares issued in right of other shares;

(d)

no transfer of any of the shares held by such members shall be registered unless -

(i)

the member is not himself in default as regards supplying the information requested and the transfer (or other requirement of the Regulations or the relevant system) when presented for registration is accompanied by a certificate by the member in such form as the directors may in their absolute discretion require to the effect that after due and careful enquiry the member is satisfied that no person is in default as regards supplying such information is interested in any of the shares the subject of the transfer; or

(ii)

the transfer is an approved transfer.

The Company shall send to each other person appearing to be interested in the shares the subject of any direction notice a copy of the notice, but the failure or omission of the Company to do so shall not invalidate the notice.

Any direction notice shall cease to have effect -

(1)

in relation to any shares which are transferred by such member by means of an approved transfer; or

(2)

when the directors are satisfied that such member and any other person appearing to be interested in the shares held by such member, has given to the Company the information required by the relevant section 212 notice.

The directors may at any time give notice cancelling a direction notice.

The suspension or continued suspension of any right attaching to any share in accordance with this article shall not give rise to any liability on, or claim or action against, the Company, the directors or any officer of the Company, except in the case of bad faith by the Company, directors or officer as the case may be.

34

For the purposes of article 67 -

(1)

a person shall be treated as appearing to be interested in any shares if the member holding such shares has given to the Company a notification under the said section 212 which either (a) names such person as being so interested or (b) fails to establish the identities of all those interested in the shares (and after taking into account the said notification and any other relevant section 212 notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

(2)

the prescribed period is 14 days from the date of service of the relevant section 212 notice;

(3)

a transfer of shares is an approved transfer if but only if -

(a)

it is a transfer of shares to an offeror by way or in pursuance of acceptance of a take-over offer (as defined in section 428 of the Act); or

(b)

the directors are satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares the subject of the transfer to a party unconnected with the member and with other persons appearing to be interested in such shares; or

(c)

the transfer results from a sale made through a recognised investment exchange or any other stock exchange outside the United Kingdom on which the Company’s shares are normally traded.

Nothing contained in article 67 shall limit the power of the Company under section 216 of the Act.

35

No objection shall be raised to the qualification of any voter of shares except at the meeting or adjourned meeting at which the vote in dispute is tendered, and every vote not disallowed at the meeting shall be valid.  Any objection made in due time shall be referred to the chairman of the meeting, whose decision shall be final and conclusive.

36

The instrument appointing a proxy shall be in writing in any usual form or in any other form approved by the directors, and shall be under the hand of the appointor or of his agent duly authorised in writing or, if the appointor is a corporation, either under its common seal or the hand of an officer or under the hand of an agent duly authorised in writing.  Instruments of proxy need not be witnessed.

37

To be valid, the instrument appointing a proxy and the authority (if any) under which it is executed, or a copy of the authority certified notarially, in accordance with the Powers of Attorney Act 1971 or in another way approved by the directors, shall -

(1)

in the case of an instrument in writing be deposited at the office or at such other place in the United Kingdom as is specified in, or in any document accompanying, the notice convening the meeting not less than 48 hours before the time appointed for the meeting or adjourned meeting or (in the case of a poll taken more than 48 hours after it was demanded) the time appointed for taking the poll at which it is to be used.  Unless the contrary is stated in the instrument, it shall be valid also for any adjournment of the meeting to which it relates.  Delivery of an instrument appointing a proxy shall not preclude a member from attending or voting at the meeting or poll concerned; or

(2)

in the case of an appointment contained in an electronic communication, where an address has been specified for the purpose of receiving electronic communications -

(a)

in the notice convening the meeting, or

(b)

in any instrument of proxy sent out by the company in relation to the meeting, or

(c)

in any invitation contained in an electronic communication to appoint a proxy issued by the company in relation to the meeting,

be received at such address not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote;

unless the contrary is stated in the appointment of a proxy, it shall be valid also for any adjournment of the meeting to which it relates. Delivery or receipt of an appointment of a proxy shall not preclude a member from attending or voting at the meeting or poll concerned. 11)

38

A vote cast or a poll demanded by a proxy or by the authorised representative of a corporation shall not be invalidated by the previous termination of his authority unless notice of the termination has been received by the Company at the office or at the place specified for the deposit of instruments of proxy for use at the meeting or, where the appointment of the proxy was contained in an electronic communication at the address at which such appointment was duly received, not less than three hours before the time appointed for the meeting or adjourned meeting at which the vote is cast or the poll demanded or (in the case of a vote cast at a poll not taken on the day it was demanded) the time appointed for taking the poll. 12)

NUMBER OF DIRECTORS

39

Unless otherwise determined by the Company by ordinary resolution, the number of directors (exclusive of alternate directors) shall be not less than three nor more than twelve.

APPOINTMENT AND RETIREMENT OF DIRECTORS

40

Subject to the provisions of these articles, one-third of the directors subject to retirement by rotation or, if their number is not three or a multiple of three, then the number nearest to but not exceeding one-third shall retire from office at each annual general meeting; but

(1)

if any director has at the start of the annual general meeting been in office for more than three years since his last appointment or re-appointment, he shall retire; and

(1)

if there is only one director who is subject to retirement by rotation, he shall retire. 13)

1

Subject to the provisions of the Act and these articles, the directors to retire at each annual general meeting shall include any director who wishes to retire or who is due to retire at the meeting and is unwilling or ineligible to be reappointed and any further directors so to retire shall be those who have been longest in office since their appointment or last reappointment.  As between directors who were appointed or last reappointed on the same day the directors to retire shall, in the absence of agreement between them, be selected by lot.

2

If, at any meeting at which a director retires by rotation, the Company does not fill the vacancy, the retiring director, if willing to act, shall be deemed to be reappointed, unless at the meeting it is resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost.

3

No person other than a director retiring at the meeting shall be appointed a director at any general meeting unless – 14)

4

(1)

he is recommended by the directors for appointment; or

(2)

not less than seven nor more than forty-two clear days before the day appointed for the meeting, notice be executed by a member entitled to vote at the meeting of the intention to propose the person for appointment and notice executed by the person to be proposed indicating his willingness to be appointed and stating the particulars which would be required to be entered in the Company’s register of directors were he so appointed have been deposited at the office, or, where the notices are contained in electronic communications, have been duly received at the address specified by the Company for the purposes of receiving such communications.

5

A person willing to act may be appointed a director, either to fill a casual vacancy or as an additional director, by the Company by ordinary resolution (subject to the provisions of article 77) or by the directors, provided that the total number of directors shall not exceed the maximum number fixed by or in accordance with these articles.  A director so appointed by the directors shall retire at the next annual general meeting, and he shall not be taken into account in determining the directors to retire by rotation at the meeting.

6

A director who retires at a general meeting shall be eligible for reappointment.  If he is not reappointed or deemed to be reappointed, he shall hold office as a director until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

11) This Article was inserted in substitution for the previous Article 71 by a special resolution passed at the Annual General Meeting of the Company held on 4th November 2004.

12) This Article was amended by a special resolution passed at the Annual General Meeting of the Company held on 4th November 2004.

13) Article 74 was amended by a special resolution passed at the Annual General Meeting of the Company held on 23rd October 2003.

7

The office of a director shall be vacated if -

(1)

a bankruptcy order is made against him or he makes a voluntary arrangement with his creditors (within the meaning of the Insolvency Act 1986);

(2)

he is, or may be, suffering from mental disorder and either -

(a)

he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984, or

(b)

an order is made by a court of competent jurisdiction (whether in the United Kingdom or elsewhere) on the ground (however formulated) of mental disorder for his detention or for the appointment of a receiver or other person to exercise powers with respect to his property or affairs;

(3)

he is prohibited by law from being a director;

(4)

by notice in writing delivered to the office or tendered at a meeting of the directors, his resignation is requested by all of the other directors;

(5)

he is absent from meetings of the directors for six successive months without the permission of the directors and his alternate director (if any) has not during that period attended in his stead and the directors resolve that his office be vacated;

(6)

not being a director holding an executive office, he resigns his office by notice signed by him and deposited at the office; or

(7)

he ceases to be a director by virtue of the Act or is removed from office pursuant to these articles.

8

In addition to the power to remove a director conferred by the Act, the Company may by extraordinary resolution remove any director before the expiry of his period of office, but without prejudice to any claim for breach of contract between him and the Company.

9

A director shall vacate his office at the conclusion of the annual general meeting commencing next after he attains the age of 70 but acts done by a person as a director are valid notwithstanding that it is afterwards discovered that his appointment had terminated under this article provided that if any director is re-elected as a director at an annual general meeting after he attains the age of 70 he may, subject to the Act and the other provisions of the articles continue to act as a director until the conclusion of the next following annual general meeting.

10

A director shall not be required to hold any shares of the Company by way of qualification.

14) This paragraph was substituted for the previous Article 77(2) by a special resolution passed at the Annual General Meeting of the Company held on 4th November 2004.

ALTERNATE DIRECTORS

11

A director (other than an alternate director) may appoint any other director, or any other person approved by a resolution of the directors and willing to act, to be his alternate director and may remove from office an alternate director so appointed by him.  The appointment of an alternate director shall cease -

(1)

if the director appointing him ceases to be a director, unless in the case of retirement at an annual general meeting he is reappointed or deemed to be reappointed at the meeting;

(2)

on the happening of any event which, if he were a director, would cause him to vacate his office as director; or

(3)

if he resigns his office by notice to the Company.

12

Every alternate director shall be entitled to receive (unless he is absent from the United Kingdom) notice of meetings of the directors and of any committee of the directors of which the director appointing him is a member and to attend and vote as a director at any such meeting at which the director appointing him is not personally present and generally to perform all the functions of a director in the absence of the director appointing him.

13

A director or any other person may act as alternate director to represent more than one director, and an alternate director shall be entitled at meetings of the directors or any committee of the directors to one vote for every director whom he represents (and who is not present) in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present.

14

An alternate director may be repaid by the Company such expenses as might properly have been repaid to him if he had been a director but shall not in respect of his services as an alternate director be entitled to receive any remuneration from the Company except such part (if any) of the remuneration otherwise payable to his appointer as such appointer may by notice in writing to the Company from time to time direct.  An alternate director shall be entitled to be indemnified by the Company to the same extent as if he were a director.

15

Save as otherwise provided in these articles, an alternate director shall be deemed for all purposes to be a director, alone responsible for his own acts and defaults, and not the agent of the director appointing him.

16

Any appointment or removal of an alternate director shall be made by notice signed by the director making it and deposited at the office, or in any other manner approved by the directors.

EXECUTIVE DIRECTORS

17

The directors may, subject to the provisions of the Act, appoint one or more of their number to any executive office under the Company for such period and otherwise on such terms as they think fit.

18

The appointment of a director to an executive office shall terminate if he ceases to be a director, but without prejudice to any claim for breach of contract between him and the Company.

DIRECTORS’ BENEFITS AND INTERESTS

19

The ordinary remuneration of the directors (other than any executive directors appointed under the articles) shall be such amount as the directors shall from time to time determine.

20

A director shall be entitled to be paid all travelling, hotel and other expenses properly incurred by him in connection with the discharge of his duties as a director.

21

A director who holds an executive office or who serves on any committee or who otherwise performs services which, in the opinion of the directors, are outside the scope of the ordinary duties of a director may be paid such extra remuneration, whether  by way of salary, commission, participation in profits or otherwise, as the directors may think fit.

22

The directors may pay, or agree to pay, gratuities, pensions and other retirement, superannuation, death or disability benefits to any director or former director, to his spouse or former spouse and to any of his dependants and may (as well before as after he ceases to hold such office) contribute to any scheme or fund and pay premiums for the purchase or provision of any such benefits.

23

Without prejudice to the provisions of article 146 the directors shall have the power to purchase and maintain insurance for or for the benefit of any persons who are or were at any time directors, officers or employees of the Company, or of any other company which is its holding company or in which the Company or such holding company has any interest whether direct or indirect or which is in any way allied to or associated with the Company, or of any subsidiary undertaking of the Company or any such other company, or who are or were at any time trustees of any pension fund in which employees of the Company or any such other company or subsidiary undertaking are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution or discharge of their duties or in the exercise or purported exercise of their powers or otherwise in relation to their duties, powers or offices in relation to the Company or any such other company, subsidiary or pension fund.

No director or former director shall be accountable to the Company or the members for any benefit provided pursuant to this article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the Company.

24

Notwithstanding his office, a director may, subject to the provisions of the Act and provided that he has disclosed to the board of directors the nature and extent of any material interest of his -

(1)

be a party to, or otherwise interested in, any transaction or arrangement with the Company or with a body corporate in which the Company is interested or any transaction or arrangement in which the Company or any such body corporate is otherwise interested;

(2)

act by himself or his firm in a professional capacity for the Company (otherwise than as auditor); and

(3)

be a director or other officer of or be employed by or be otherwise interested in any such body corporate.

A director shall not, by reason of his office, be accountable to the Company for any benefit which he (or his firm) derives from any such transaction, action or arrangement or from any such office or employment or from any interest in any such body corporate, and no such transaction or arrangement shall be liable to be avoided by reason of his office.

For the purposes of this article -

(a)

a general notice given to the directors that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b)

an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

25

The directors may exercise the voting power conferred by the shares in any body corporate held or owned by the Company in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing its members or any of them directors of such body corporate, or voting or providing for the payment of remuneration to the directors of such body corporate).

DIRECTORS’ POWERS

26

Subject to the provisions of the Act, the memorandum of association and these articles, the business of the Company shall be managed by the directors, who may exercise all the powers of the Company including the power to dispose of all or part of the undertaking of the Company.   The powers given by this article shall not be limited by any special power given to the directors by any other article.

27

The directors may appoint any person to be the agent of the Company for such purposes and with such powers not exceeding those exercisable by the directors under these articles (including the power of sub-delegation) and subject to such conditions as they think fit.

28

The directors may delegate any of their powers -

(1)

to any director; or

(2)

to any committee consisting of one or more directors.

Any such delegation may be made subject to any conditions which the directors may impose, and either collaterally with or to the exclusion of their own powers, and may be revoked or altered.  Subject to any such conditions, any such delegation shall be deemed to include authority to sub-delegate to any one or more director or to any employee or agent of the Company.  Subject to any such conditions, the proceedings of a committee consisting of two or more directors shall be governed by the provisions of these articles regulating the proceedings of the directors so far as they are capable of applying.

29

The directors may exercise all powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures and other securities.

PROCEEDINGS OF DIRECTORS

30

The directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes.  A director who is also an alternate director shall be entitled, in addition to his own vote, to a separate vote on behalf of each absent director for whom he is an alternate director.  In the case of an equality of votes the chairman of the meeting shall have a second or casting vote. 15)

31

A director may, and on the request of a director the secretary shall, convene a meeting of the directors.  It shall not be necessary to give notice of a meeting to a director who is absent from the United Kingdom.  Notice of a meeting of the directors shall be deemed to be properly given to a director if it is given to him personally or by word of mouth or sent to him in writing at his last known address or any other address given by him to the Company for this purpose or given to him using electronic communications to an address for the time being notified by him to the Company for the purposes of such communications.  No account is to be taken of directors absent from the United Kingdom when considering the adequacy of the period of notice of the meeting.

32

The quorum for the transaction of the business of the directors shall be two.   An alternate director shall be counted in a quorum, in the absence of the director appointing him, but not less than two individuals shall constitute the quorum.

Save as otherwise provided by these articles, a director shall not vote on any resolution concerning a matter in which he has an interest (other than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company) which is material unless his interest arises only because the case falls within one or more of the following paragraphs –

(1)

the resolution relates to the giving to him of a guarantee, security or indemnity in respect of money lent by him to, or an obligation incurred by him at the request of or for the benefit of, the Company or any of its subsidiaries;

(2)

the resolution relates to the giving to a third party of a guarantee, security or indemnity in respect of an obligation of the Company or any of its subsidiaries for which the director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(1)

his interest arises in relation to the subscription or purchase by him of shares, debentures or other securities of the Company pursuant to an offer or invitation to members or debenture holders of the Company, or any class of them, or to the public or any section of the public;

15) This Article was amended by a special resolution passed at the Annual General Meeting of the Company held on 4th November 2004

(4)

his interest arises by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any shares, debentures or other securities of or by the Company or any of its subsidiaries for subscription, purchase or exchange;

(5)

the resolution relates to a proposal concerning any other body corporate in which he is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he is not the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this article to be a material interest in all circumstances);

(6)

the resolution relates in any way to a retirement benefits scheme which has been approved, or is conditional upon approval, by the Board of Inland Revenue for taxation purposes; or

(7)

the resolution relates to any contract or arrangement for the benefit of employees of the Company or of any of its subsidiaries and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to whom the contract or arrangement relates.

For the purpose of determining whether a proposal concerns a body corporate in which a director is interested, there shall be disregarded any shares held by a director as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which the director’s interest is in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust in which the director is only interested as a unit holder.  For the purposes of this article, an interest of a person who is, for any purpose of the Act (excluding for the purposes of this article any statutory modification thereof not in force when this article becomes binding on the Company), connected with a director shall be treated as an interest of the director.

1

A director shall not be counted in the quorum present at a meeting in relation to a resolution on which he is not entitled to vote.

2

The Company may by ordinary resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of these articles prohibiting a director from voting at a meeting, or ratify any transaction not duly authorised by reason of contravention of any such provision.

3

The continuing directors or director may act notwithstanding a vacancy in their body; but if the number of directors is less than the number fixed as their quorum, the continuing directors or director may act for the purpose only of appointing an additional director or additional directors or of convening a general meeting.

4

The directors may elect from their number, and remove, a chairman and deputy chairman.  The chairman or, in his absence, the deputy chairman shall preside at all meetings of the directors, but if no such chairman or deputy chairman is elected or if at any meeting neither the chairman nor the deputy chairman is present within five minutes after the time appointed for the meeting, the directors present may choose one of their number to preside as chairman of the meeting.

A resolution in writing or contained in electronic communications executed by all the directors for the time being in the United Kingdom entitled to vote thereon, being directors sufficient to form a quorum of the directors, shall be as effective as a resolution passed at a meeting of the directors duly convened and held, and may consist of several documents in the like form or be contained in several electronic communications, each executed by one or more directors; but the resolution need not be executed by a director if it is executed by his alternate director or by an alternate director, in that capacity, if it is executed by the director appointing him.

5

All acts done by a meeting of the directors or of a committee of the directors or by a person acting as a director shall, notwithstanding that it is afterwards discovered that there was a defect in the appointment of any director or that any of them was disqualified or had vacated office or was not entitled to vote, be as valid as if every such person had been duly appointed, was qualified, had continued to be a director and had been entitled to vote.

6

Without prejudice to the first sentence of article 103, a meeting of the directors or of a committee of directors may consist of a conference between directors who are not all in one place, but of whom each is able (directly or by telephonic communication) to speak to each of the others, and to be heard by each of the other simultaneously.  A director taking part in such a conference shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly.  Such a meeting shall be deemed to take place where the largest group of those participating in the conference is assembled, or, if there is no such group, where the chairman of the meeting then is.  The word ‘meeting’ in these articles shall be construed accordingly.

SECRETARY

7

The directors shall, subject to the provisions of the Act, appoint the secretary on such terms as they think fit and may, without prejudice to any claim for breach of contract between the Company and him, remove the secretary from office.  The directors may also appoint any other person, either generally or specially, to perform all or any of the duties of the secretary.

MINUTES

8

The directors shall cause minutes to be made of the proceedings of all meetings of the Company, of any class of members of the Company and of the directors and of committees of the directors.

DESTRUCTION OF DOCUMENTS

9

The Company shall be entitled to destroy or otherwise dispose of –

(1)

any instrument of transfer of shares, any form of renunciation of an allotment of shares and any form of application for registration as the holder of shares at any time after the expiry of six years from the date on which the transferee, the renouncee or the applicant for registration (as the case may be) was registered as the holder of the shares;

(2)

any dividend mandate, notification of change of address and cancelled share certificate at any time after the expiry of two years from the date on which it was recorded in the books or records of the Company or, in the case of a cancelled certificate, from the date of its cancellation; and

(3)

any instrument of proxy at any time after the expiry date of -

(a)

where not used for the purpose of a poll, one month; or

(b)

where used for the purpose of a poll, one year from the end of the meeting to which the instrument relates.

Provided that if the document was destroyed or otherwise disposed of in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant, it shall be conclusively presumed in favour of the Company that every entry in its books or records purporting to have been made on the basis of the document was duly and properly made and that it was a valid and effective document in accordance with the recorded particulars in the books or records of the Company.

10

Nothing contained in the last preceding article shall impose upon the Company any liability which would not have attached to the Company in the absence of that article.

THE SEAL

11

The seal and the securities seal shall be used only with the authority of the directors or a committee of the directors authorised by the directors.  The directors may determine who shall sign any instrument to which the seal is affixed and unless otherwise so determined every instrument to which the seal is affixed shall be signed autographically by one director and the secretary or by two directors; but share certificates, any securities issued by the Company and any document creating or evidencing securities so issued, if sealed with the securities seal, need not be signed and, if sealed with the seal and if the directors so resolve, need not be signed or may be signed by some mechanical method.

12

The Company may exercise the powers conferred by the Act of having an official seal for use outside the United Kingdom, which powers shall be vested in the directors.

13

Where the Act so permits, any instrument signed, with the authority of a resolution of the directors or of a committee of directors, by one director and the secretary or by two directors and expressed to be executed by the Company as a deed shall have the same effect as if executed under the seal, provided that no instrument which makes it clear on its face that it is intended by the persons making it to have effect as a deed shall be signed without the authority of the directors.

14

A document which is executed by the Company as a deed shall not be deemed to be delivered by the Company solely as a result of its having been executed by the Company.

DIVIDENDS

15

The Company may, subject to the provisions of the Act, by ordinary resolution declare dividends, but no dividend shall exceed the amount recommended by the directors.

16

The directors may, subject to the provisions of the Act, pay interim dividends if it appears to them that they are justified by the profits available for distribution.  While the preferential dividend on any share is in arrears, no interim dividend shall be paid on any other share ranking subsequently for dividend.

17

Subject to any rights attached to any share and subject to the terms of allotment of any share, all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares (otherwise than in advance of calls) during any part or parts of the period in respect of which the dividend is paid.

18

The Company may, upon the recommendation of the directors, by ordinary resolution direct payment of a dividend wholly or in part by the distribution of specific assets.  The directors shall do all things necessary or expedient to give effect to the resolution and may fix the value of any asset for distribution, make payments in cash to any members to adjust the rights of members and vest any asset in trustees.

19

The directors may, with the sanction of an ordinary resolution of the Company, offer shareholders the right to elect to receive shares, credited as fully paid, in whole or in part, instead of cash in respect of any dividend specified in the ordinary resolution and subject to such exclusions or restrictions as the directors may deem necessary.

20

The directors may deduct from any dividend payable on any share held by a member all sums of money presently payable by him to the Company on account of calls or otherwise in relation to the share.

21

If the resolution of the Company in general meeting or of the directors declaring or paying a dividend on any shares provides that it shall be paid to the members registered as the holders of those shares at a specified time, the dividend shall be payable to those members accordingly.

22

No dividend payable on a share shall (subject to the terms of allotment of the share) bear interest against the Company.  Any dividend unclaimed for a period of twelve years from the date on which it became payable shall, if the directors so resolve, be forfeited and cease to remain owing by the Company, which shall not be constituted a trustee of an unclaimed dividend.

23

Any dividend payable on a share may be paid by cheque or warrant sent through the post to the registered address of the holder of the share or, in the case of joint holders, to any one of the joint holders or to such person at such address as the holder or joint holders or the person entitled to the share may direct in writing. Every such cheque or warrant shall be made payable to the person to whom it is sent or to such person as the holder or joint holders may direct in writing and payment of the cheque or warrant shall be a good discharge to the Company.  Any dividend may also be paid by any other method (including direct debit, bank or other funds transfer system) which the directors consider appropriate and through such person as the holder or joint holder of the share may in writing direct.  Every such cheque or warrant shall be sent, and every such payment or transfer shall be made, at the risk of the person entitled to the money represented thereby.

Any one joint holder of a share may give an effectual receipt for any dividend payable on the share.

24

The Company shall not be bound to accept or act upon any waiver of the whole or any part of any dividend.

25

The Company shall be entitled to cease sending dividend warrants and cheques by post or otherwise to a member if such instruments have been returned undelivered to, or left uncashed by that member on at least two consecutive occasions or if, following one such occasion, reasonable enquiries have failed to establish any new address of the registered holder.  The entitlement conferred on the Company by this article in respect of any member shall cease if such member claims a dividend or cashes a dividend warrant or cheque.

CAPITALISATION

26

The Company may, upon the recommendation of the directors, by ordinary resolution authorise the capitalisation of any sum standing to the credit of the Company’s profit and loss account or any reserve or fund (whether or not available for distribution) or any sum standing to the credit of the Company’s share premium account or capital redemption reserve by appropriating the sum to be capitalised to those members who are the holders of the shares on which the sum would have been paid if distributable by way of dividend and in proportion to the nominal amount of those shares held by them respectively, and by applying the sum on their behalf either in paying up in full unissued shares in or debentures of the Company of a nominal amount equal to the sum, the shares or debentures to be allotted, credited as fully paid, to those members in the proportion aforesaid, or (subject to the provisions of the Act) in or towards paying up any amounts for the time being unpaid on any shares respectively held by those members.

27

The directors shall do all things necessary or expedient to give effect to any resolution passed pursuant to the last preceding article and may deal, by payment in cash or otherwise, as they think fit, with any shares or debentures becoming distributable in fractions.

ACCOUNTING RECORDS

28

A member who is not an officer of the Company shall not have any right of inspecting the accounting records of the Company, except as conferred by law or as authorised by the directors.

NOTICES

29

Any notice to be given to or by any person pursuant to these articles (other than a notice calling a meeting of the directors) shall be in writing or shall be given using electronic communications to an address for the time being notified for that purpose to the person giving the notice.

30

A notice may be given by the Company to a member either personally or by leaving it at or sending it through the post in a prepaid envelope addressed to him at his registered address or by giving it using electronic communications to an address for the time being notified to the Company by the member.  In the case of joint holders of a share, all notices shall be given to the holder first named in the register of members in respect of the share and notice so given shall be sufficient notice to all the joint holders.

31

Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that the notice was given.  A notice sent by post shall be deemed to be given -

(1)

if sent by first class post from an address in the United Kingdom or another country to another address in the United Kingdom, or as the case may be, that other country, on the day following that on which the envelope containing it was posted;

(2)

if sent by airmail from an address in the United Kingdom to an address outside the United Kingdom, on the day following that on which the envelope containing it was posted; and

(3)

in any other case, on the second day following that on which the envelope containing it was posted.

32

(1)

Proof that a notice contained in an electronic communication was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that the notice was given.

(2)

A notice in an electronic communication shall be deemed to be given at the expiration of 48 hours after the time it was sent.

(3)

A Member who (having no registered address within the United Kingdom) has not supplied to the Company either an address within the United Kingdom or an address for the purposes of electronic communications for the service of notices shall not be entitled to receive notices from the Company. A member who has supplied the Company only with the address for the purposes of electronic communications shall not be entitled to receive notices from the Company if the directors, in their absolute discretion determine that to do so would infringe the laws of another country.

33

Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before he is registered as the holder of the share, has been duly given to the person from whom he derives his title.

34

If at any time the Company is unable to convene a general meeting by notices sent through the post by reason of the suspension or curtailment of postal services within the United Kingdom, a general meeting may be convened by a notice advertised on the same day in at least two leading daily newspapers having national circulation (of which at least one is published in London) and the notice shall be deemed to have been duly served on all members entitled to it at noon on the day on which the advertisement appears.  The Company shall send confirmatory copies of the notice by post if the posting of notices throughout the United Kingdom again becomes practicable at least seven days before the meeting.

UNTRACED SHAREHOLDERS

35

If three consecutive notices or communications with a shareholder are returned undelivered to the Company or returned to the Company in circumstances where the Company may reasonably assume that notices and communications sent to the registered address will not be received by the shareholder, the address given in the register of members may be deleted and replaced by that of the office or, if the register of members is not held at the office, at the address where the register of members is held.  Where a shareholder’s registered address is the office or the address where the register of members is held, notices and communications sent to such address will be available for collection by the shareholder until such date as a general meeting takes place or the notice or communication can no longer be acted upon, after which they may be destroyed.  Upon receipt of the shareholder’s new address the register of members shall be amended accordingly and thereafter all notices to and communications with the shareholder shall be sent to that new address subject to the provisions of these articles.

36

The Company shall be entitled to sell, at the best price reasonably obtainable, the shares of a member or the shares to which a person is entitled by virtue of transmission on death, bankruptcy, or otherwise by operation of law if and provided that -

(1)

during the period of twelve years prior to the date of the publication of the advertisements referred to in paragraph (2) below (or, if published on different dates, the first thereof) at least three dividends in respect of the shares in question have been declared and all dividend warrants and cheques which have been sent in the manner authorised by these articles in respect of the shares in question have remained uncashed;

(2)

the Company shall as soon as practicable after expiry of the said period of twelve years have inserted advertisements both in a national daily newspaper and in a newspaper circulating in the area of the last known address of such member or other person giving notice of its intention to sell the shares;

(3)

during the said period of twelve years and the period of three months following the publications of the said advertisements the Company shall have received no indication either of the whereabouts or of the existence of such member or persons; and

(4)

if the shares are listed on the Stock Exchange, notice shall have been given to the Quotations Department of the Stock Exchange of the Company’s intention to make such sale prior to the publication of advertisements.

If during any twelve year period referred to in paragraph (1) above, further shares have been issued in right of those held at the beginning of such period or of any previously issued during such period and all other requirements of this article (other than the requirement that they be in issue for twelve years) have been satisfied in regard to the further shares, the Company may also sell the further shares.

To give effect to any such sale, the directors may authorise some person to execute an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares.  The transferee shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity in, or validity of, the proceedings in reference to the sale.

The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former member or other person in the books of the Company as a creditor for such amount.  No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments as the directors from time to time think fit.

WINDING UP

37

If the Company is wound up, the liquidator may, with the authority of an extraordinary resolution and any other sanction required by the Insolvency Act 1986, divide among the members in specie the whole or any part of the assets of the Company and may for this purpose set such value as he deems fair upon each kind of property and may determine how such division shall be carried out as between the members or different classes of members; but no member shall be compelled to accept any asset in respect of which there is a liability.  The liquidator may also, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of the members as the liquidator shall think fit, and the liquidation of the Company may be closed and the Company dissolved.

38

The power of sale of a liquidator shall include a power to sell wholly or partially for shares or debentures or other obligations of another body corporate, either then already constituted or about to be constituted for the purpose of carrying out the sale.

INDEMNITY

39

Subject to the provisions of the Act but without prejudice to any indemnity to which a director may otherwise be entitled, every director and other officer of the Company (including an auditor) shall be indemnified out of the assets of the Company against any costs, charges, expenses, loss or liability incurred by him in or about the execution of or otherwise in relation to his office.

EXHIBIT 4.7

Distribution Agreement made between Edmond Pharma s.r.l and Provalis Healthcare Limited dated April 16th, 2004.

This agreement, entered into from the date of its signature by both Parties between

EDMOND PHARMA s.r.l. (fiscal code and VAT number 00804270155) a company organised and existing under the laws of Italy with its head office in Via Gadames, 58 - 20151 Milano (hereinafter called "MANUFACTURER")

and

PROVALIS HEALTHCARE LIMITED (company registration number 1916352) a company registered under the laws of England with its registered office at Newtech Square, Deeside Industrial Park, Deeside, Flintshire CH5 2NT (hereinafter called "DISTRIBUTOR")

The MANUFACTURER and the DISTRIBUTOR are called herein collectively the "Parties".

WITNESSETH THAT

WHEREAS MANUFACTURER exclusively owns all rights in the Territory (including without limitation all marketing authorisations) on the Products (as hereinafter defined);

WHEREAS MANUFACTURER exclusively owns all confidential data and know-how concerning the Substance (as hereinafter defined) and the Products;

WHEREAS MANUFACTURER and DISTRIBUTOR have entered into the Letter of Intent (as hereinafter defined) which provides, inter alia, that the Parties shall enter into this Agreement;

WHEREAS DISTRIBUTOR desires to be appointed as the exclusive distributor of the Products in the Territory (as hereinafter defined);

WHEREAS, MANUFACTURER is willing to appoint DISTRIBUTOR as such exclusive distributor in the Territory and to supply DISTRIBUTOR with the Products, under the terms and conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the Parties hereto agree as follows:

#

#

#

#

ARTICLE I - DEFINITIONS

The following terms as used in this Agreement, whether used in the singular or the plural, shall have the meaning set forth in this Article:

1.01.

"Substance" shall mean the chemical compound known as erdosteine (INN), having the chemical name:

. N-(carboxymethyl-thio-acetyl)homocysteine thiolactone

1.02.

"Products" shall mean the Capsules, Syrup and the Samples.

1.1.

"Territory" shall mean The United Kingdom and the Republic of Ireland.

1.2.

“Effective Date” shall mean the date of the signature hereof by both Parties.

1.05.

"Scientific Information" shall mean all available processes, techniques, data, manufacturing and other know-how, toxicological, pharmacological, and quality control methods, medical uses, adverse reactions, formulation and other information of a similar nature relating to Substance and/or Products.

1.06

"Trademark" shall mean the trademark “Erdotin” owned in the Territory by MANUFACTURER or such other trademark agreed upon by the parties which is used to identify the Products sold by DISTRIBUTOR in the Territory.

1.07.

"Improvements" shall mean any and all enhancements, improvements, modifications or adaptations to any part of the Scientific Information which might reasonably be of interest to the MANUFACTURER or DISTRIBUTOR.

1.08

“Letter of Intent” shall mean the Letter of Intent between the Parties signed by MANUFACTURER on 28th July 2003 and by DISTRIBUTOR on 1st August 2003.

1.09

"Affiliate" shall mean in respect of either Party any other company controlling controlled by or in common control with that Party (control being the direct or indirect ownership of more than 50% of the shares having a power to vote at a general meeting).

1.10

"Contract Year" shall mean a consecutive period of twelve months commencing with the delivery date specified in the first order for any of the Products made by DISTRIBUTOR or each subsequent anniversary thereof.

1.11

"Manufacturing Licences" shall mean all licences or other consents necessary to permit the:-

(a)

manufacture supply or other handling of the Products in accordance with the terms hereof; and

(b)

storage distribution transportation disposal of or other handling of any substance used in the manufacture of the Products.

1.12

"Non Urgent Complaints" shall mean any complaint which is not an Urgent Complaint.

1.13

"Packaging Specifications" shall mean the labelling and specifications for the packaging of the Products referred to in Article 10.02.

1.14

"the Premises" shall mean those manufacturing premises listed in the relevant Marketing Authorisation provided they have been investigated and approved by the relevant Regulatory Authority.

1.15

"Product Specifications" shall mean the specifications for the manufacture of the Product referred to in Article 10.01.

#

#

#

#

1.16

"Marketing Authorisations" means the marketing authorisations, product licences or registrations of the Products in each country of the Territory granted to MANUFACTURER by the relevant Regulatory Authority naming DISTRIBUTOR as the exclusive distributor for the Products under which DISTRIBUTOR shall be entitled to market sell and distribute the Products in the Territory under the Trademark.

1.17

"Regulatory Authority" means the Medicines and Healthcare Regulatory Agency in respect of the United Kingdom, the Irish Medicines Board in respect of Ireland and the equivalent authority in Denmark and Italy.

1.18

"Registration Date" means the date on which the MANUFACTURER obtains the Marketing Authorisations in respect of the United Kingdom.

1.19

"Urgent Complaints" shall mean any complaints received by DISTRIBUTOR in respect of the Products from a Regulatory Authority, a medical doctor, pharmacist or other healthcare professional or such other complaints as DISTRIBUTOR in its reasonable opinion considers urgent.

1.20

"Working Day" shall mean any day other than a Saturday Sunday bank or public holiday.

1.21

“Release” shall mean the release by a “qualified person” of each batch of the Products for sale for the purposes of the Rules Governing Medicinal Products in the European Community (Vol IV).

1.22

“New Products” shall mean any pharmaceutical products for human use containing or consisting of the Substance other than the Products.

1.23

“Substance Specifications” shall mean the specifications for the Substance detailed in the relevant Marketing Authorisation.

1.24

“Capsules” shall mean the pharmaceutical preparation for human use containing or consisting of the Substance detailed in Part 1 of Appendix I.

1.25

“Syrup” shall mean the pharmaceutical preparation for human use containing or consisting of the Substance detailed in Part 2 of Appendix I.

1.26

“Samples” shall mean the pharmaceutical preparation for human use containing or consisting of the Substance detailed in Part 3 of Appendix I.

ARTICLE II - DISCLOSURE OF INFORMATION

2.01.

Within 30 days of the Effective Date, DISTRIBUTOR will receive from MANUFACTURER all the Scientific Information in written form.

During the term of this Agreement MANUFACTURER shall also disclose to DISTRIBUTOR all Scientific Information which may be developed or which becomes available to MANUFACTURER.

2.02.

During the term of this Agreement and for a period of 5 (five) years from its termination or cancellation, DISTRIBUTOR shall not, without prior written consent from MANUFACTURER, use, reveal or disclose to third parties any Scientific Information received from MANUFACTURER, except for:-

2.02.1

the purposes of fulfilling DISTRIBUTOR's obligations under this Agreement;

2.02.2

fully exploiting the rights granted by Article 3.1; and

2.02.3

renewing, varying, updating, maintaining or otherwise dealing with the Marketing Authorisations following any purchase of the Marketing Authorisation by the Distributor whether under Article IX or otherwise.

#

#

#

#

2.03

The obligations imposed by Article 2.02 shall not apply to any information:

2.03.1

which at the time of disclosure is in the public domain; or

2.03.2

which, after disclosure, becomes part of the public domain by publication or otherwise, through no fault of the DISTRIBUTOR; or

2.03.4

which at the time of disclosure is already in the DISTRIBUTOR's possession from a source owing no obligation of confidentiality to the MANUFACTURER and such possession can be reasonably demonstrated by the DISTRIBUTOR; or

2.03.5

which is rightfully made available to the DISTRIBUTOR from sources independent of the MANUFACTURER; or

2.03.6

which disclosure is authorized in writing by MANUFACTURER; or

2.03.7

which DISTRIBUTOR is required to disclose by law, rules of the Stock Exchange or of any regulatory authority.

ARTICLE III - DISTRIBUTION RIGHTS

3.01.

MANUFACTURER hereby appoints DISTRIBUTOR (and DISTRIBUTOR hereby accepts such appointment), subject to the terms and conditions herein contained, as the exclusive distributor of the Products to exclusively promote, market, warehouse distribute, supply and sell the Products in the Territory during the first five Contract Years and as a non-exclusive distributor thereafter.

3.02

During the fifth Contract Year, the Parties shall seek in good faith to negotiate and enter into a further exclusive distribution agreement to supersede this Agreement with effect from the expiry of the fifth Contract Year. If the Parties do enter into a further exclusive distribution agreement, this Agreement shall automatically terminate. If the Parties do not enter into a further exclusive distribution Agreement, this Agreement shall become a non-exclusive distribution agreement on the expiry of the fifth Contract Year and the provisions of Article 3.03 shall automatically cease to apply.

3.03

In each Contract Year DISTRIBUTOR shall use its best endeavours to order Products manufactured using not less than those quantities of Substance set out in Appendix IV. DISTRIBUTOR shall only be in breach of this obligation if it fails to order Products manufactured using not less than those quantities of Substance set out in Appendix IV in any two consecutive Contract Years, in which event MANUFACTURER’S sole remedy shall be to convert this Agreement to a non-exclusive distribution agreement in which event the provisions of this Article 3.03 shall cease to apply.

3.04.

DISTRIBUTOR is not entitled to commercialise the Products in any country except the Territory nor to sell the Substance for direct export from the Territory or to a person with a view to such export whether direct or indirect.

3.05

 DISTRIBUTOR is entitled to sub-contract the warehousing and physical distribution of the Products, but is not entitled to appoint a sub-distributor for the promotion and marketing of the Products in the Territory without prior written consent by MANUFACTURER, such consent not to be unreasonably refused or delayed.

#

#

#

#

3.06

In the event MANUFACTURER or any of its Affiliates intends to manufacture, supply or sell any New Product in the Territory or to have any New Product manufactured, supplied or sold in the Territory on its behalf through any distributor, agent or licensee or other third party, MANUFACTURER shall promptly notify DISTRIBUTOR in writing, and DISTRIBUTOR shall be entitled, provided it notifies MANUFACTURER within 3 (three) months of receipt of such notice, to have such New Product included as a Product under this Agreement.

ARTICLE IV - HEALTH REGISTRATION

4.01

Save as referred to in Article V, MANUFACTURER shall be responsible at its own expense for using the Danish Regulatory Authorities as the reference member state under the MRP procedure in order to obtain the Marketing Authorisations.

4.02

MANUFACTURER shall submit its application under the MRP procedure to the Danish Regulatory Authorities:-

4.02.01

for all Marketing Authorisations for the Capsules and the Samples on or before 30th April 2004; and

4.02.02

for all Marketing Authorisations for the Syrup on or before 31st October 2004.

and shall use its best endeavours to obtain all such Marketing Authorisations as soon as possible after such submission. In the event that MANUFACTURER is in breach of this Article 4.02 DISTRIBUTOR shall have the continuing right to terminate this Agreement forthwith upon notice in writing to MANUFACTURER.

4.03

MANUFACTURER shall use its best endeavours to ensure that the Marketing Authorisations are initially granted with claims that are clinically similar in all essential respects to those in its marketing authorisation for the products granted in respect of Denmark, save that they may include a condition limiting the use of the Products to a specific period of not less than 10 consecutive days, but not for any shorter period.  In the event that any of the Marketing Authorisations are granted with claims that are not as detailed in this Article 4.03, DISTRIBUTOR shall have the option, but not the obligation, to terminate this Agreement either in its entirety, or just with respect to the country to which such Marketing Authorisation applies.

4.04

In the event that any of the Marketing Authorisations are granted with a condition limiting the use of any of the Products to a specific period of consecutive days, MANUFACTURER shall use its best endeavours to have such condition removed from all such Marketing Authorisations as soon as is possible.

4.05

MANUFACTURER shall keep DISTRIBUTOR fully informed of its applications for the Marketing Authorisations (and any subsequent variations thereto) and shall immediately notify DISTRIBUTOR in writing as and when each of the Marketing Authorisations is obtained (or subsequently varied), such notice to be accompanied by a copy of the relevant Marketing Authorisation and/or approval letter.

#

#

#

#

4.06

Once each of the Marketing Authorisations has been obtained, MANUFACTURER shall be responsible at its own expense for ensuring that they are maintained throughout the term of this Agreement and for making such variations thereto as are necessary to give full effect to the terms of this Agreement.

4.07

Subject to Articles 4.04 and 4.06 MANUFACTURER shall not vary any of the Marketing Authorisations without the prior consent of DISTRIBUTOR (such consent not to be unreasonably withheld).

4.08

DISTRIBUTOR undertakes to properly and efficiently launch the Syrup and the Capsules within 6 (six) months from the date  by which the relevant Marketing Authorisations for that Product have been  granted in the Territory provided that MANUFACTURER has complied with its obligations under Article VI. The Samples shall not be re-sold by DISTRIBUTOR but shall be used solely in the promotion and marketing of the other Products.

4.09

MANUFACTURER shall at its own cost and expense obtain and maintain or procure the obtaining and maintaining of the Manufacturing Licences.

ARTICLE V – CONSIDERATION AND CONTRIBUTION TO R & D AND REGISTRATION EXPENSES

5.01

In the consideration of the grant of exclusive distribution rights and as a contribution to MANUFACTURER’s Research and Development expenses for the Products, DISTRIBUTOR undertakes to pay MANUFACTURER a maximum of £133,333 to be paid as follows:

5.01.1

£33,333: upon starting MRP procedure in Denmark as a commitment fee and a share of the regulatory costs.

5.01.2

£15,667: upon obtaining the Marketing Authorisations for the Capsules in the UK with product claims as set out in Article 4.03.

5.01.3

£20,000: upon obtaining the Marketing Authorisations for the Capsules for the UK without a condition limiting the use thereof to a specific period of consecutive days as set out in Article 4.04.

5.01.4

£3,333: upon obtaining the Marketing Authorisations for the Republic of Ireland with product claims as set out in Article 4.03.

5.01.5

£6,667: upon obtaining the Marketing Authorisations for the Syrup and Capsules for the Republic of Ireland without a condition limiting the use thereof to a specific period of consecutive days as set in Article 4.04.

5.01.6   £27,667: eight months after the launch of the Capsules and the Syrup in the UK with product claims as set out in Article 4.03.

5.01.7

£26,666: eight months after the launch of the Capsules and the Syrup in the UK, without a condition limiting the use thereof to a specific period of consecutive days as set in Article 4.04.

5.02

DISTRIBUTOR shall be entitled on request to a refund of all monies paid to MANUFACTURER under Article 5.01 if:

0.1.1

commercial supply of the Products to DISTRIBUTOR is not commenced within 6 months of grant of the first Marketing Authorisation for the Products in the Territory, notwithstanding DISTRIBUTOR having submitted the necessary orders in accordance with Article VI; or

#

#

#

#

DISTRIBUTOR serves notice before the end of the second Contract Year to terminate this Agreement under Articles 12.02 or 12.04.

ARTICLE VI - SUPPLIES

6.01

In order to ensure the Products are available to DISTRIBUTOR of the requisite quality and in conformity with the specifications and technical quality of the Products, DISTRIBUTOR agrees to purchase its entire needs for the Products exclusively from MANUFACTURER.

6.02

MANUFACTURER agrees to supply all DISTRIBUTOR’s requirements of the Products, in accordance with the terms of this Agreement.

6.03

The sales conditions for the Products from MANUFACTURER to DISTRIBUTOR, relating to price, delivery and payment terms, are stated in Appendix II.

6.04

Within 3 (three) months from the execution of this Agreement, DISTRIBUTOR undertakes to send to MANUFACTURER an estimate of its requirements of the Capsules and the Syrup for the first 5 (five) Contract Years.

6.05

Within 1 (one) month of grant of the Marketing Authorisations in respect of the United Kingdom, DISTRIBUTOR will submit to MANUFACTURER non-binding monthly estimates of the quantities of the Capsules and the Syrup which DISTRIBUTOR expects to purchase during the first Contract Year. DISTRIBUTOR shall submit non-binding monthly estimates in respect of each subsequent Contract Year not later than 3 (three) months before the start of the relevant Contract Year. DISTRIBUTOR may update any of these estimates at any time.

6.06

DISTRIBUTOR shall place firm orders for the Products specifying the quantities of Product required and a delivery date that allows a lead time prior to delivery of at least 90 (ninety) days and MANUFACTURER shall manufacture and deliver the Products in accordance with such orders and shall commence manufacture in sufficient time to meet the delivery dates specified.

6.07

All orders placed by DISTRIBUTOR shall be deemed accepted by MANUFACTURER on receipt.  MANUFACTURER shall deliver all quantities of Products ordered in each month on the delivery date specified in the order, save for quantities of Capsules or Syrup in excess of 150% of the forecasted quantities of those Products for that month. MANUFACTURER shall use best endeavours to deliver those quantities of Capsules or Syrup ordered by DISTRIBUTOR which are in excess of 150% of such forecast quantities on the delivery date specified but if it cannot do so it shall within eight Working Days of receipt of the relevant order notify DISTRIBUTOR of the date by which it shall be able to deliver such excess amounts (which shall be as soon as reasonably possible after the requested delivery date) and DISTRIBUTOR shall have the option to either cancel the order to the extent that it relates to such excess amounts or accept the revised delivery date for such excess amounts in which event such revised date shall be deemed to be the agreed delivery date for such excess amounts.

#

#

#

#

6.08

The time of delivery of each order for Products is of the essence of this Agreement but (without prejudice to any other rights it may have) if the MANUFACTURER fails to deliver any quantity of the Products ordered on the relevant Delivery Date DISTRIBUTOR shall have the right to cancel the amount of the order which is unfulfilled.

6.09

Title and risk in the Products shall pass to DISTRIBUTOR on delivery.

6.10

MANUFACTURER shall only be entitled to submit its invoice in respect of a particular order when all Products which were the subject of such order have actually been delivered in accordance with the terms hereof.

ARTICLE VII - WARRANTIES

0.1

MANUFACTURER hereby warrants that the Products shall at the time of delivery (and in relation to the warranties in Articles 7.01.1 and 7.01.5 for such period thereafter as is equal to the stated shelf life thereof):

7.01.1

comply with the Product Specifications and the Packaging Specifications;

7.01.2

be packed and ready for immediate use and labelled under the Trademark and in compliance with artistic design and layout set out in the Packaging Specification as provided by DISTRIBUTOR for this purpose;

7.01.3

have been manufactured using Substance which complies in all respects with the Substance Specification;

7.01.4

be manufactured in accordance with the specifications methods processes and procedures (including site of manufacture) set out in the Marketing Authorisations and in accordance with Good Manufacturing Practice the Medicines Act 1968 (and/or any subsequent legislation) and all other applicable laws regulations codes of practice and standards in the Territory and/or the European Union;

7.01.5

be fit for their purpose of satisfactory quality and free from defect in workmanship design and materials;

7.01.6

have been manufactured at the Premises and in compliance with the technical agreement referred to in Article 10.01 below;

7.01.7

have not less than 2 years or 80% (whichever is the longer) of its stated shelf life remaining; and

7.01.7

have been Released for sale into all countries in the Territory.

#

#

#

#

7.02

DISTRIBUTOR shall be entitled to send MANUFACTURER a notice of its intention to reject the whole or part of any delivery of Product which DISTRIBUTOR believes does not comply in whole or in part with Article 7.01 provided that such notice is received by MANUFACTURER within 30 days from delivery of the Products (provided always that if the alleged defect in the Products could not have been identified by reasonable visual examination then DISTRIBUTOR shall be entitled to lodge such notice within 30 days of the date when such alleged defects could first have been reasonably identified). If MANUFACTURER accepts that the Products referred to in any such notice do not comply in whole or part with Article 7.01, or if it does not notify DISTRIBUTOR to the contrary within 7 Working Days of receipt of DISTRIBUTOR’S notice, then DISTRIBUTOR shall be deemed to have rejected all such Products. If MANUFACTURER does not accept that the Products referred to in such notice do not comply in whole or part with Article 7.01, it shall notify DISTRIBUTOR within 7 Working Days of receipt of DISTRIBUTOR’S notice, and the matter shall be referred by DISTRIBUTOR to an Independent Laboratory in the Territory that is acceptable to MANUFACTURER (such acceptance not to be unreasonably refused or delayed) for a binding decision on whether the Products do or do not comply in whole or part with Article 7.01. If the Independent Laboratory determines that the Products do not so comply, they shall be deemed to have been rejected by DISTRIBUTOR and the costs of the Independent Laboratory shall be borne by MANUFACTURER. If the Independent Laboratory determines that the Products do so comply, they shall be deemed to have been accepted by DISTRIBUTOR and the costs of the Independent Laboratory shall be borne by DISTRIBUTOR.

7.03

In the event that DISTRIBUTOR rejects any quantity of Product pursuant to Article 7.02 MANUFACTURER shall be entitled at its option to have such rejected Product destroyed or have them returned  to its Premises (in both cases at its cost) but shall at DISTRIBUTOR’S option within 10 Working Days either:-

7.03.1

deliver to DISTRIBUTOR replacement Product for all Product so rejected; or

7.03.2

refund to DISTRIBUTOR any sum paid by DISTRIBUTOR in respect of such rejected Product and whichever option DISTRIBUTOR shall opt for MANUFACTURER shall also within 10 Working Days pay to DISTRIBUTOR a sum equivalent to 10% of the invoice value of such rejected Product by way of agreed compensation for the anticipated reasonable expenses incurred by DISTRIBUTOR in so rejecting the Product and destroying them or returning them to MANUFACTURER

#

#

#

#

ARTICLE VIII - MARKETING

8.01.

DISTRIBUTOR has already provided MANUFACTURER with a preliminary sales estimate of the Capsules and the Syrup in the Territory, which is reported in Appendix III.

8.02

DISTRIBUTOR will send to MANUFACTURER, within 1 (one) month of grant of the Marketing Authorisations in respect of the United Kingdom its proposed marketing plan for the Capsules and the Syrup in the Territory for the first Contract Year. DISTRIBUTOR and MANUFACTURER will discuss this marketing plan in good faith and agree any changes thereto. DISTRIBUTOR will also provide MANUFACTURER with a sales estimate and with a description of the planned promotional and scientific activities. Thereafter DISTRIBUTOR shall provide MANUFACTURER with updated marketing plans for subsequent Contract Years no later than 3 (three) months before the start of the relevant Contract Year and again DISTRIBUTOR and MANUFACTURER will discuss these marketing plans in good faith and agree any changes thereto.

8.03

DISTRIBUTOR undertakes to use its best efforts to properly and efficiently promote the Capsules and the Syrup in the Territory

8.04

DISTRIBUTOR agrees to send a quarterly report to MANUFACTURER detailing the sold units of Capsules and the Syrup and corresponding value and the stock levels of Capsules and the Syrup at the beginning and end of the period.

8.05.

The Parties shall periodically exchange new promotional material for the Capsules and the Syrup and both Parties shall have the right to use any of such information or the basic ideas of such information in their promotional campaigns for the Products.

8.06

MANUFACTURER shall not, and shall ensure that none of its Affiliates shall, manufacture, promote, market or sell in the Territory, or have manufactured, promoted, marketed or sold in the Territory, any Competitor Product. Competitor Product shall have the same meaning as in Article 12.03.

ARTICLE IX – INTELLECTUAL PROPERTY, TRADEMARK AND MARKETING APPROVALS

9.01

MANUFACTURER warrants that it is the owner of all intellectual property rights relating to the Substance, the Trademark, the Products, their respective formulations and process of manufacture and all regulatory approvals for the Products in the Territory.  DISTRIBUTOR acknowledges that it shall not by virtue of this Agreement acquire any rights property or title whatsoever in such intellectual property rights save as provided in Article 9.02.

9.02   At any time after the end of the third Contract Year, DISTRIBUTOR shall (provided it is not then in receipt of a good faith notice that it is in breach of its obligations hereunder that it has not remedied) be entitled to purchase all of the Marketing Authorisations and Trademarks in accordance with the following:-

#

#

#

#

9.02.01

DISTRIBUTOR shall give MANUFACTURER written notice of its intention to purchase all of the Marketing Authorisations and Trademarks, such notice to specify:-

(a)

the purchase price (“Purchase Price”) payable (calculated in accordance with Article 9.02.02 below);

(b)

the date (“the Transfer Date”) on which MANUFACTURER is to deliver to DISTRIBUTOR all of the duly executed documents detailed in Article 9.02.03 below, the Transfer Date to be not less than 30 days after the date of the notice; and

(c)

the name and address of the company or companies to which the Marketing Authorisations and Trademarks are to be transferred.

9.02.02

The Purchase Price shall be 0.50 times the sum equal to the aggregate invoice value of all sales of Products made by DISTRIBUTOR in the previous Contract Year, net of:-

(a)

all discounts granted by DISTRIBUTOR in respect of such sales;

any value added or other sales tax paid thereon; and

(b)

the invoice value of any Products returned to DISTRIBUTOR by any of its customers in the Contract Year.

9.02.03

 On the Transfer Date, MANUFACTURER shall deliver to DISTRIBUTOR the following:-

(a)

duly executed transfers of each of the Marketing Authorisations  and Trademarks to the company or companies identified in DISTRIBUTORS notice;

(b)

Complete and accurate Marketing Authorisation Application files in CTD format;

(c)

All correspondence with the Health Authorities relating to the Marketing Authorisations;

(d)

Copies of all stability data packages relating to the Products;

(e)

Copies of all safety data relating to the Products, including without limitation the periodic safety update reports and the adverse drug reaction reports;

(f)

Such other documentation of a regulatory or medical nature as may be reasonably required by DISTRIBUTOR in its capacity as owner of the Marketing Authorisations; and

(g)

Complete files of all correspondence with trademark agencies relating to the Trademarks and with any third parties relating to infringement (alleged or actual) of or by the Trademarks.

a.1.1

On delivery of those items specified in Article 9.02.03, DISTRIBUTOR shall pay to MANUFACTURER 33% of the Purchase Price, and shall pay the balance of the Purchase Price by 18 equal monthly instalments, the first such payment to be made on the final day of the month after the month of the Transfer Date.

#

#

#

#

The MANUFACTURER shall provide such further advice and assistance as may reasonably be required by DISTRIBUTOR (including without limitation the execution and delivery of additional documents) to give full effect to the purchase of the Marketing Authorisations or the Trademarks by DISTRIBUTOR or its nominees and the effecting of changes of registrations to record such purchase.

9.03

In the event that DISTRIBUTOR does purchase the Marketing Authorisations and the Trademarks in accordance with Article 9.02, the parties shall in good faith seek to enter into a supply agreement on the following terms:-

a.0.1

the agreement will be exclusive;

a.0.2

the agreement will be for a maximum period of five years, with discussions to take place during the fifth year to consider entering into a new agreement;

a.0.3

the agreement will contain a clause under which MANUFACTURER shall not, and shall ensure that none of its Affiliates shall, manufacture, promote, market or sell the Products in the Territory, manufacture the Products for sale or supply in the Territory or have the Products manufactured, promoted, marketed or sold in the Territory, during the term of the supply agreement or for 2 years thereafter and upon entering into any such agreement, this Agreement shall automatically terminate. Unless and until such new supply agreement is entered into, the Products shall continue to be supplied to DISTRIBUTOR under those terms of this Agreement that relate to the ordering, purchase and supply of the Products, but the remainder of the terms of this Agreement shall no longer be of any effect.

ARTICLE X – PRODUCT AND PACKAGING SPECIFICATIONS, , QUALITY CONTROL, PRODUCT COMPLAINTS AND RECALL

10.01

The Product Specifications shall be agreed by the Parties in good faith as soon as is possible after the date hereof. Thereafter, any changes to the Product Specification may only be made with the prior written consent of both Parties.

10.02

The Packaging Specifications (including the artistic design and layout of the packaging) shall be agreed by the Parties in good faith as soon as is possible after the date hereof. Thereafter, any changes to the Packaging Specifications may only be made with the prior written consent of both Parties save to the extent that they relate to:-

10.02.01

artistic design and layout of the packaging, in which event MANUFACTURER will implement such changes as DISTRIBUTOR may require subject only to agreeing the timescale and cost of effecting such changes (such agreement not be unreasonably refused or delayed); or

10.02.02

any changes required by the relevant Regulatory Authority, in which event MANUFACTURER will bear the costs of any repackaging incurred by DISTRIBUTOR.

#

#

#

#

10.03

MANUFACTURER will comply with the provisions of the technical agreement contained in Appendix V regarding technical arrangements for the handling storage manufacturing testing sampling and certification of the Product.

10.04

MANUFACTURER shall respond fully and accurately to all enquiries directed to it by DISTRIBUTOR to the extent that such enquiries are made to enable DISTRIBUTOR to comply with any statutory or regulatory requirements or request by the Regulatory Authorities and/or any medical information request from a medical doctor, pharmacist or other healthcare professional.

10.05

Any complaints which are received by DISTRIBUTOR in respect of the Product shall be classified by DISTRIBUTOR as either Urgent Complaints or Non-Urgent Complaints. MANUFACTURER shall investigate all complaints passed to it by DISTRIBUTOR and shall provide a written report with its conclusions to DISTRIBUTOR.  In the case of Urgent Complaints such written report shall be submitted within four Working Days of receiving written notification thereof and all available details from DISTRIBUTOR of such complaint and in the case of Non Urgent Complaints within ten Working Days. The investigation of any complaints is without prejudice to either parties other rights and remedies hereunder.

10.06

MANUFACTURER shall forthwith notify DISTRIBUTOR by telephone (immediately confirmed in writing) in the event of any circumstances giving rise to a possible or actual recall of the Product. Where a recall of the Product is initiated, whether by the Regulatory Authority, any other statutory or regulatory authority, MANUFACTURER, DISTRIBUTOR or otherwise, MANUFACTURER shall without prejudice to DISTRIBUTOR’S other rights and remedies hereunder reimburse DISTRIBUTOR for all costs and expenses incurred in procuring or complying with the requirements of the recall of Product provided that such recall is not due to any negligent act or omission of DISTRIBUTOR.

ARTICLE XI - CONFIDENTIALITY

11.01

Subject to the following provisions of this clause neither party shall (whether during the term of this Agreement or thereafter) without the prior written consent of the other disclose to any person firm or company any information supplied by the other under or in contemplation of this Agreement or use any such information except as contemplated or provided hereunder

11.02

Each party shall inform any of its employees to whom any of the said information is disclosed of the provisions of this clause and shall ensure that each such employee shall observe such provisions

11.03

The obligations of each party under this clause shall not apply to any information which:

11.03.1

is public knowledge at the time of this Agreement or subsequently becomes public knowledge through no act or failure to act on the part of the recipient or its employees;

#

#

#

#

11.03.2

is known to the recipient at the time of disclosure or which is subsequently disclosed to the recipient by a third party which is not the subject of any restriction on disclosure imposed by such third party;

11.03.3

is required to be disclosed by law or by the rules or regulations of any stock exchange or listing authority of any country where either Parties shares are listed;

11.03.4

is required to be disclosed to any Health Authority or on grounds of public safety or health or in response to Urgent Complaints, Non-Urgent Complaints, or to any medical information requests from a medical doctor, pharmacist or other healthcare professional; or

11.03.5

is independently developed by the recipient without breach of its obligations hereunder

ARTICLE XII - TERM AND TERMINATION

12.01.

This Agreement will become legally effective from the Effective Date and shall, unless terminated earlier under the provisions of this Agreement, continue in full force and effect until terminated on not less than 12 (twelve)  months written notice, such notice not to expire before the expiry of the 10th (tenth) Contract Year.

12.02

Either Party may forthwith upon giving written notice terminate this Agreement if the other Party should be in breach of any of the terms conditions or provisions of this Agreement and such breach (if capable of remedy) shall continue 60 days after notice in writing specifying the breach and requiring the same to be remedied has been given.

12.03

MANUFACTURER shall be entitled to terminate this Agreement on giving written notice in the event of DISTRIBUTOR or any of its Affiliates registering or marketing Competitor Products in the Territory. Competitor Products  are mucolytics falling within IMS therapeutic classification R5C.

12.04

Both Parties have the right of earlier termination in case the other undergoes a status of insolvency or bankruptcy or other judicial impediments.

12.05

Termination of this Agreement shall be without prejudice to the rights of either Party arising hereunder or as a result of any default or breach of obligations hereunder which shall have accrued prior to the date of such termination

12.06

Notwithstanding termination of this Agreement the provisions of Articles II, VII, IX, XI, and XII shall continue in full force and effect

12.07

Upon termination of this Agreement howsoever occurring:-

12.07.1

DISTRIBUTOR shall be entitled to require MANUFACTURER to satisfy in accordance with the terms hereof some or all orders for Product outstanding at the date of termination and to cancel all remaining outstanding orders; and

#

#

#

#

12.07.2

DISTRIBUTOR shall be entitled to continue to sell under the Marketing Authorisations  for a maximum period of 6 months all Product which has previously been delivered to it hereunder or which will be delivered to it in accordance with Article 12.07.1 and MANUFACTURER will not vary the Marketing Authorisations until the end of such period.

ARTICLE XIII - ASSIGNMENT

13.01.

Save as provided in Article 13.02 this Agreement may not be transferred, sub-contracted, delegated or assigned, either totally or in part, by either of the Parties hereto, to any other party, without the prior written consent of the other Party, except that each Party may assign, sub-contract, delegate or transfer its rights to any business entity which, directly or indirectly is controlled by, controls, or is under common control with such party.

13.02

DISTRIBUTOR may assign the benefit and the burden of this Agreement to any person, firm or company which acquires all, or substantially all, of the business and assets of DISTRIBUTOR.

13.03

Any purported or attempted assignment sub contracting or delegation or transfer by operation of law by either party in breach of this Article 13 without such consent shall give the other party the right to terminate this Agreement forthwith by notice in writing.

13.04

This Agreement shall be binding on the permitted assignees and successors of the parties hereto

ARTICLE XIV – FORCE MAJEURE

14.01

Neither Party shall be liable for a failure or delay in performance of any obligations hereunder due to any event of force majeure such as wars, insurrections, strikes, acts of God, governmental actions, controls or regulations, national emergency, fire, lockout or any other material contingency beyond the reasonable control of such Party provided that the Party affected by force majeure shall inform the other Party immediately and shall use its best efforts to avoid or remove such causes of force majeure as soon as possible and shall continue performance hereunder with the utmost dispatch whenever such cases are removed.

14.02

In the event any party is prevented from performing any of its obligations hereunder for a period of 3 months or more due to any event of force majeure, the other party shall have the on-going right until performance is resumed to terminate this Agreement on giving written notice to the other

ARTICLE XV - GOVERNING LAW

15.01.

This Agreement and the legal relationship of the Parties hereto shall in the event of any dispute, claim or controversy arising out of, or relating to, the interpretation or execution of this Agreement be construed and ruled in accordance with the laws of the defendant.

#

#

#

#

15.02.

Any dispute, claim or controversy arising out of, or relating to, the interpretation or execution of this Agreement and which is not amicably settled between the Parties within 60 (sixty) days from the time that such dispute, claim or controversy is known to the Parties, shall be submitted to and finally settled by arbitration pursuant to the rules of conciliation and arbitration of the International Chamber of Commerce in Paris.

15.03

The language of the proceedings shall be in English.

ARTICLE XVI – GENERAL

16.01.

This Agreement is the entire agreement between the Parties relating to the subject matter. Nothing in this Agreement or in the discussions or course of conduct of the Parties preceding or during the term of this Agreement shall be construed as a representation or warranty of any nature.

16.02

Any notice required or authorised to be given hereunder may be served on either party hereto by delivery to the address specified at the head of this Agreement (or to such other address as either party may notify to other in writing for this purpose) by pre-paid registered or recorded delivery letter addressed to such office or address and any notice so given by such letter shall be deemed to have been served two Working Days after the same shall have been posted.

16.03

If any provision clause or application of this Agreement shall be held unlawful or invalid by any court or administrative decision such clause shall be deemed severable and such unlawfulness or invalidity shall not in any way affect any other provisions clauses or applications of this Agreement.

16.04

The Letter of Intent is agreed to have terminated on the Effective Date.

#

#

#

#

IN WITNESS HEREOF, the Parties hereto have executed this Agreement by their duly authorized representatives in duplicate as of the day and year here below written.

EDMOND PHARMA S.r.l.

PROVALIS HEALTHCARE LIMITED

________________________

_______________________________

Name:

Name:

Title:

Title:

Date:

Date:

#

#

#

#

APPENDIX I

Products

Part 1

Capsules

-  box  x  20 capsules 300 mg

-  box  x  30 capsules 300 mg

-  box  x  90 capsules 300 mg

Part 2

Syrup

-1 bottle 200ml. Syrup (35 mg/ml)

Part 3

Samples

-

box  x  10 capsules 300 mg

EDMOND PHARMA S.r.l.

PROVALIS HEALTHCARE LIMITED

_____________________

_______________________________

Name:

Name:

Title:

Title:

Date:

Date:

#

#

#

#

APPENDIX II

Price, Payment and Delivery Terms

PRICE:

The Capsules and the Syrup shall be supplied at the following prices:

-

1 box x 20 capsules 300 mg: £1.20 (minimum order 25,000 boxes)

- 1 box x 30 capsules 300 mg: £1.80 (minimum order 16,800 boxes)

- 1 box x 90 capsules 300 mg: £4.33 (minimum order 11,200 boxes)

- 1 bottle 200ml. Syrup: £1.60 (minimum order 20,000 bottles)

Samples of Products shall be supplied at the following prices:

- 1 box x 10 capsules 300 mg: £0.75 (minimum order 25,000 boxes)

These prices are inclusive of packing, insurance and delivery.

These prices are based on the year 2004 production costs and on the forex rate of £1 to €0,67.  MANUFACTER has the right to modify these prices for demonstrated changes of these parameters, provided that:

- no price is changed more than once in any 12 month period;

- no price is increased by more than 5% on any one occasion; and

- any price increase takes effect from the first order delivered 90 days or more after DISTRIBUTOR has been notified in writing of the price increase.

In addition, if at any time the forex rate of the £ to the € varies by more than 10% from the rate at the date of the most recent price review, the parties will meet to discuss whether any of the prices should be varied to reflect such variation.

PAYMENT:

Payment in Sterling within 60 days of date of invoice.

DELIVERY TERMS:

Delivery FOB (as defined in Incoterms 2000)

EDMOND PHARMA S.r.l.

PROVALIS HEALTHCARE LIMITED

________________________

_______________________________

Name:

Name:

Title:

Title:

Date:

Date:

#

#

#

#

APPENDIX III

Sales estimate of the Products

UNITS:

Contract Year	300 mg caps (000)	200 ml syrup (000)
1	1,077	-
2	1,665	18
3	2,976	28

These sales estimates are on the following assumptions:-

1.

That the Marketing Authorisation for Capsules is granted in the UK 12 months before the Marketing Authorisation for Syrup. Accordingly, there would be no sales of Syrup in the 1st Contract Year.

2.

All Marketing Authorisations are initially granted with a condition limiting the use of the Products to a specific number of consecutive days. These sales estimates will need uplifting once this condition is removed.

EDMOND PHARMA S.r.l.

PROVALIS HEALTHCARE LIMITED

________________________

_______________________________

Name:

Name:

Title:

Title:

Date:

Date:

#

#

#

#

APPENDIX IV

Minimum quantities of «Substance» to be used in the manufacture of Products ordered by DISTRIBUTOR from MANUFACTURER

- 1st  ContractYear: 250 Kg.

- 2nd Contract Year: 375 Kg.

- 3rd Contract Year: 750 Kg.

These Minimum quantities are based on sales of 300 mg capsules only. Once 200 ml Syrup is available to DISTRIBUTOR, these Minimum Quantities will increase by:-

•

65 Kg in the first year available

•

100 Kg in the second year available

•

150 Kg in the third year available

For example, if Syrup is available for the 2nd Contract Year, the Minimum Quantities would be revised to:-

•

2nd Contract Year:  440 Kg

•

3rd Contract Year:  850 Kg

These Minimum Quantities are based on the assumption that the Marketing Authorisations are obtained with a condition limiting the use of the Products to a specific number of consecutive days. If the Marketing Authorisations contain no such condition, or such condition is subsequently varied, these Minimum Quantities shall increase with effect from the following Contract Year by these factors:-

If the following year is the 1st Contract Year:  4 times

If the following year is the 2nd Contract Year:  3 times

If the following year is the 3rd Contract Year:  2 times

The 4th and each subsequent Contract Year are to be agreed in good faith by the Parties.

The Minimum Quantities shall cease to apply in the event the Agreement becomes non-exclusive.

EDMOND PHARMA S.r.l.

PROVALIS HEALTHCARE LIMITED

________________________

_______________________________

Name:

Name:

Title:

Title:

Date:

Date:

APPENDIX V

Technical Arrangements

In manufacturing the Product MANUFACTURER shall comply with the provisions of this Appendix.

1.

GMP

MANUFACTURER shall abide by the principles and guidelines of Good Manufacturing Practice ("GMP") according to the provisions of Regulation 91/356/ECC and Directive 2001/83/EC and shall submit to any inspections carried out pursuant to Article 42 of Directive 2001/83/EC.

2.

Records and Samples

(I)

MANUFACTURER shall be responsible for ensuring that:-

(a)

each batch of raw materials and intermediate used in the manufacture of the Product is examined for compliance with the specifications therefor and MANUFACTURER shall keep reference samples for each raw material batch in sufficient quantity to permit at least full analyses thereof;

(b)

MANUFACTURER shall in respect of each batch of the Product keep and make available to DISTRIBUTOR original (or certified copies) of the production protocols, manufacturing and quality control records and all other records and data necessary to evaluate the quality of the raw materials and intermediate and each batch of the Product;

(c)

Samples of raw materials, intermediates and finished product from each batch shall be retained by MANUFACTURER until either the expiry date of the batch plus a minimum period of one year or three years from the date on which DISTRIBUTOR sells the last product from that batch, whichever is the later;

(d)

All records and data shall be kept by MANUFACTURER for a minimum period of five years from the date of release of the relevant batch.

3.

Certificates of Analysis

Each delivery of the Product to DISTRIBUTOR shall be accompanied by a Certificate of Analysis with the following information:-

(a)

the results of testing;

(b)

a signed statement from MANUFACTURER that the batch has been released to DISTRIBUTOR.  The criteria for this release are as follows:

(i)

raw materials and intermediates used in manufacturing the Products comply with both the Packaging and the Product Specifications;

(ii)

all manufacturing testing and quality control operations have been carried out by MANUFACTURER according to GMP, process control and testing procedures and its SOP; and

(iii)

the Products comply with both the Packaging and the Product Specifications.

4.

Storage

MANUFACTURER shall store all raw materials and intermediate and the Product in accordance with GMP recommendations and the storage conditions therefor (if any) defined in the Marketing Authorisations.

5.

Inspection

MANUFACTURER is responsible for all post production inspection.

6.

Responsibility for Release

MANUFACTURER is responsible for the final approval and release of the Product in compliance with the provisions of this Schedule.

7.

Hazard Evaluation

Where hazard evaluation is appropriate this will be carried out by or on behalf of DISTRIBUTOR in consultation with MANUFACTURER.

8.

Waste Streams

MANUFACTURER shall be responsible for all waste management relating to its activities.

9.

Contact

Contact persons in matters relating to the arrangements in this Schedule are:

For MANUFACTURER:

Loris Cereda

Tel. No:

0039 0233 20781

(Office Hours)

0039 3351 260 432  (Out of Office Hours)

For DISTRIBUTOR:

Pippa Lindsey-Murray

Tel. No:

01244 288888

(Office Hours)

07979 953574

(Out of Office Hours)

or such other duly qualified person as either party may nominate to the other for this purpose.

EDMOND PHARMA S.r.l.

PROVALIS HEALTHCARE LIMITED

Name:

Name:

Title:

Title:

Date:

Date:

EXHIBIT 4.8

Letter of Engagement made between the Company and Evolution Beeson Gregory Limited dated September 16 2004.

Private & Confidential

The Directors

Provalis PLC

Newtech Square

Deeside Industrial Park

Deeside

Flintshire

CH5 2NT

For the attention of Phil Gould

16 September 2004

Dear Sirs,

Evolution Securities’s Engagement Letter

1.

Introduction

1.1

We are writing this letter (the “Engagement Letter”) to confirm the terms of our engagement by you, and to set out the services we are to perform in connection with the proposed raising of new capital for Provalis plc (the “Company”) by way of a cash placing of new shares with institutional investors (the “Placing”).

1.2

In this Engagement Letter, all references to “Evolution Securities”, “we”, “us” or “our” relate to Evolution Securities Limited, and all references to “you” or “your” relate to the Company. Any reference to our role as “broker” refers to our role as financial advisor and broker to the Company.

2.

Evolution Securities’s role and responsibilities

2.1

Although circumstances may change as the transaction proceeds, at this stage we would envisage our role as broker will involve the following:

2.1.1

advising on the preparations for the Placing including, inter alia, advising on the appropriate structure and timing of the Placing and the appointment of other professional advisers, if necessary;

a.1.1

instructing, at your request and on your behalf and subject to your agreement on fees, such other professional advisers as are required to prepare information and/or to provide further advice in relation to the Placing (including lawyers, accountants and public relations consultants), and co-ordinating their work;

2.1.3

Liaising with the London Stock Exchange (“LSE”) and the UK Listing Authority (“UKLA”) as required, in particular in determining the substance and form of the Placing with respect to the UK Listing Rules, including the provision of relevant confirmations to the UKLA;

2.1.4

advising on the preparation of all relevant announcements required by the LSE;

2.1.5

informing the UK Listing Authority (“UKLA”) in writing on the Company’s behalf of the details of the Placing and providing the UKLA with written confirmation that the terms of the Placing, if the Placing is deemed to be a related party transaction, are fair and reasonable so far as the shareholders of the Company are concerned;

2.1.6

if satisfactory to us, the approval of non-real time financial promotions for the purposes of section 21 of the Financial Services and Markets Act 2000 (“FSMA”) relating to the proposed Placing, not issued by us;

2.1.7

advising on the overall marketing arrangements for the Placing and on the pricing of the new shares to be issued;

2.1.8

seeking to procure subscribers and/or purchasers for the new shares to be issued by way of a placing; and

2.1.9

providing such other advice and assistance as may be required by the board of the Company and agreed with us.

2.2

In carrying out many of these functions, we will be working in conjunction with, and often we may need to rely on work performed by, the Company and its other advisers. The scope of the services provided by us and our responsibilities in providing them will be restricted to those usually provided and assumed by a broker.  In particular, we will not advise on legal, accounting or taxation issues, or in any other areas which are outside our expertise.

2.3

We will organise the Placing by means of a book building exercise.  This will result in us having obligations both to the Company and to our investment clients.  We will ensure that the interests of the Company are protected by adopting the following measures during the course of the engagement:

(a)

conducting the Placing with the objectives and policies on

marketing, allocation and pricing as set out below;

(b)

we will provide the Company, when appropriate, with information on the level of investor interest. We will also, after completion and on request, disclose to you details of the allocations of securities which have been made;

(c)

when we submit pricing recommendations to the Company, such recommendations will be made by members of our Corporate Finance Department, who act for the Company, not by those servicing our investment clients;

(a)

we confirm that, when we consider the size of securities allocations to be made to our investment clients, the level of commission business which we conduct with those clients will not be the determining factor;

(b)

you should be aware that as a part of the allocation process we may recommend that our market making operation is offered a participation.

In order to be able to arrange the equity issue, our Sales Department will target a range of investors who will be approached and offered the opportunity of a presentation from the Company’s management concerning the Placing.  Following such meetings, our Sales Department will ascertain the demand from these investors and will prepare a recommended allocation list.

The basic objective of deciding the range of target investors, and of the final allocation, will normally be to produce an appropriate spread of investors (for example between long term holders and providers of liquidity), with a view to achieving an orderly aftermarket with sufficient liquidity and reasonable price stability.

The basis of allocation will depend on the particular facts and circumstances and will be the result of discussion and the exercise of judgement.  No one factor will be determinative, but factors which will often be relevant include the following: -

•

the size of an investor’s expressed interest (both absolutely and relative to the investor’s portfolio or assets under management)

•

the extent to which the investor’s expressed interest and the size of the allocation requested appears consistent with the investor’s investment strategy and objective and purchasing capacity

•

the investor’s behaviour in, and following, past issues generally and their interest and past dealings in securities of other issuers in your sector

•

the investor’s interest in, and past dealings in, your securities

•

any indication or reasonable belief that the investor has exaggerated the true extent of its interest in the expectation of being scaled down

•

the category or description into which the investor falls (e.g. retail fund, pension fund, tracker fund)

•

the desirability of avoiding allocations in inconvenient or uneconomic amounts.

Valuation and the pricing of equity issues are complex processes, which normally involve a strong element of judgement and experience.  In the context of an issue of securities, there will often be a tension between the wish to maximize the proceeds of the offering, your interest in the future performance, and investor perception of and interest in the future performance, of your securities. The objective of our pricing recommendation may therefore be wider than merely maximising price and may include the provision of initial discounts, achieving a desired shareholder base or other factors in order to find the appropriate balance between these sometimes conflicting objectives.

3.

Fees

3.1

The remuneration payable to us upon successful completion of the Placing on all monies raised by us in connection with the Placing (excluding monies subscribed by the Company’s directors), payable out of the gross proceeds of the Placing upon receipt thereof is 3 per cent.

a.1

If we carry out other work for you which is outside the scope of this Engagement Letter, then we will agree with you the fee we will charge for that work.

3.3

Whether or not the Placing is completed, in the unlikely event that the Placing will require the services of other advisers, all legal expenses, if required (including those incurred by us in instructing our own advisers), accounting fees, printing and postage costs, the costs of public relations consultants and other fees, commissions and expenses arising from work performed by other parties acting for us or for the Company, will be payable by the Company.  Any out of pocket expenses we incur after the signing of this Engagement Letter, including travelling expenses, will also be payable by the Company.  We will not appoint any advisers or incur any substantial expense without obtaining your approval.

3.4

Fees, costs and expenses are payable upon presentation of the relevant invoice, and the amount of any invoice may be set off against any sums that we may hold (now or in the future) for the account of the Company, including (without limitation) the gross proceeds of the Placing.

3.5

All fees, costs and expenses referred to in this Engagement Letter are exclusive of VAT, which will be charged to the extent applicable.

1.

Termination

1.1

Either of us may terminate our appointment under this Engagement Letter at any time by giving one month’s written notice of termination to the other, without prejudice to the payment of our fees, costs and expenses or to any rights that may have accrued prior to such termination.

5.

Incorporation of standard terms of business

5.1

Attached to this Engagement Letter are our standard terms of business for the provision of corporate finance services (the “Terms”), which are incorporated into and form part of this Engagement Letter.

1.

Acknowledgement

6.1

Please sign and return a copy of this Engagement Letter on behalf of the Company to indicate that you accept the provisions set out in it and the Terms.

Yours faithfully,

for and on behalf of

Evolution Securities Limited

T J Worlledge

Director, Corporate Finance

We hereby accept the provisions set out in this Engagement Letter, and the Terms.

Signed ............................................................

Director

Provalis plc

Date................................................................

EXHIBIT 12.1

Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Philip Leon Gould, certify that:

1.

I have reviewed this report on Form 20-F of Provalis plc;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c.

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during this period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b.

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

“/s/ Philip Leon Gould”

10 December 2004

Chief Executive Officer

Date

EXHIBIT 12.2

Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Peter Edward Bream, certify that:

1.

I have reviewed this report on Form 20-F of Provalis plc;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c.

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during this period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b.

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

“/s/ Peter Edward Bream”

10 December 2004

Chief Financial Officer

Date

EXHIBIT 13.1

Certification Pursuant to Section 1350 of Chapter 63
of Title 18 of the United States Code, as adopted pursuant to

Section 906 of the Sarbanes-Oxley Act of 2002

I, Philip Leon Gould, the chief executive officer of Provalis plc, certify that, to my knowledge (i) the annual report on Form 20-F of Provalis plc for the fiscal year ended June 30, 2004 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the annual report on Form 20-F fairly presents, in all material respects, the financial condition and results of operations of Provalis plc.

“/s/ Philip Leon Gould”

Philip Leon Gould

Date: 10 December 2004

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 13.2

Certification Pursuant to Section 1350 of Chapter 63

of Title 18 of the United States Code, as adopted pursuant to

Section 906 of the Sarbanes-Oxley Act of 2002

I, Peter Edward Bream, the finance director of Provalis plc, certify that, to my knowledge (i) the annual report on Form 20-F of Provalis plc for the fiscal year ended June 30, 2004 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the annual report on Form 20-F fairly presents, in all material respects, the financial condition and results of operations of Provalis plc.

“/s/ Peter Edward Bream”

Peter Edward Bream

Date: 10 December 2004

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.